SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION	3
CALL NOTICE	16
1. PROCEDURES INHERENT TO EGM	30
2. MATTERS TO BE SUBMITTED FOR RESOLUTION AT THE EGM HEREBY CONVENED	34
3. MANAGEMENT CONCLUSION	35
LIST OF ANNEXES	36

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS convene all its shareholders to attend its 180th Extraordinary General Meeting, as follows:

Date: January 28, 2021

Time (Brasilia): 2 p.m.

The Extraordinary General Meeting will be held entirely digitally under the terms of article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Instruction No. 481, of December 17, 2009 (“IN CVM 481”), to be held on January 28, 2021, at 2:00 pm, through the digital platform WEBEX (“Digital Platform”) to decide on the integral reform of the Company's bylaws, by amending, including, renumbering or excluding the following Chapters, articles, items and paragraphs:

CHAPTER I

Article 1 - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 2 - Exclusion of the full text of the existing Article 2. Provisions already established in the Articles of Incorporation.

Article 2 - Renumbering of the Sole Paragraph from the existing Article 2 into Article 2. Adjustment to the wording, inserting advisory committees, as adopted by the company.

Article 3 - Insertion of “branches”. Possibility of opening offices and “branches” in Brazil or abroad.

Article 3, Paragraph 1 - Insertion of “trading”. Exclusion of “or controlled companies.” “Trading” already features in the corporate object, its Insertion is aimed at avoiding restriction as of associations under Article 4. Subsidiaries and controlled companies shall have the same meaning, pursuant to Law No. 13,303/16.

Article 3, Paragraph 2 - Exclusion of “or controlled companies”.

Article 3, Paragraph 3 - Exclusion of “controlled companies”. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 3, Paragraph 4 - Exclusion of the full text of the existing Paragraph 4. This provision shall be found in Article 3, Paragraph 2 of Decree No. 4,559/2002.

Article 3, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4.

Article 3, Paragraph 5 - Renumbering of Paragraph 6 into Paragraph 5. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 3, Paragraph 6 - Insertion of a new Paragraph, in accordance with Eletrobras’ guidelines.

Article 3, Paragraph 7 - Insertion of a new Paragraph, in accordance with Eletrobras’ guidelines.

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Article 4, Item III - Exclusion of the full text of Item III, in accordance with Eletrobras’ guidelines. This provision shall be found in Article 4, Item III of Decree No. 4,559/2002.

Article 4, Item IV – Exclusion of the full text of Item IV. This provision shall be found in Article 4, Item IV of Decree No. 4,559/2002.

Article 4 - Renumbering of Item V into Item III.

Article 4 - Exclusion of the full text of Item VI. This provision shall be found in Article 4, Item VI of Decree No. 4,559/2002.

Article 4 - Exclusion of the full text of Item VII. This provision shall be found in Article 4, Item VII of Decree No. 4,559/2002.

Article 4 - Exclusion of the full text of Item VIII, in accordance with Eletrobras’ guidelines.

Article 4 - Renumbering of Item IX into Item IV.

CHAPTER II - Adjustment to the title of the chapter, in accordance with the SEST Template and to its new Assignment.

Article 5 - Replacement of the existing text by the full text of the SEST Model, adapted to Eletrobras.

Article 5, Paragraph 1 - Insertion of the full text of the SEST Model, adapted to Eletrobras in Paragraph 1 and Items I and II.

Article 5, Paragraph 2 - Insertion of the full text of the SEST Model, adapted to Eletrobras in Paragraph 2 and Items I and II.

Article 5, Paragraph 3 - Insertion of the full text of the SEST Model, adapted to Eletrobras.

Article 5, Item I - Exclusion of the full text of Item I. The provision from the caption of Article 5 shall encompass these specific activities related to the public interest.

Article 5, Item II - Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items).

Article 5, Items III and IV - Exclusion of the full text of Items III and IV. The provisions from the caption of Article 5 shall encompass these specific activities related to the public interest.

Article 5, Items V, VI, VII and VIII - Exclusion of the full text of Items V, VI, VII and VIII. Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items).

Article 6 - Insertion of a new Article 6. Provision included as a result of the exclusion of Items of the previous Article.

Article 7 - Renumbering of Article 6 into Article 7 and adjustment to the wording. The name of Code of Ethical Conduct and Compliance was updated. The full name of the FCPA was included to the caption of Article 7. Its abbreviation was included to the Sole Paragraph, Item IV.

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Article 7 - Insertion of a Sole Paragraph, in accordance with Eletrobras’ guidelines.

Article 7, Item I - Insertion of a new Item. Reallocation of the existing Article 5, Item II, with adjustment to the wording.

Article 7, Item II - Insertion of a new Item. Reallocation of the existing Article 5, Item VI, with simplification of the wording.

Article 7, Item III - Insertion of a new Item. Reallocation of the existing Article 5, Item VII, with improvement of the wording.

Article 7, Item IV - Insertion of a new Item. Reallocation of the existing Article 5, Item VIII, with updating of the wording.

Article 7, Item VI - Insertion of a new Item. Reinforcement of the Company’s message on the trend of adoption of compliance methods, especially on the best environmental, social, and corporate governance practices.

CHAPTER III

Article 8 - Renumbering of Article 6 into Article 8.

Article 9 - Renumbering of Article 8 into Article 9.

Article 10 - Renumbering of Article 9 into Article 10.

Article 11 - Renumbering of Article 10 into Article 11.

Article 12 - Renumbering of Article 11 into Article 12.

Article 12 - Exclusion of the full text of the existing Article 12. Loss of rationale after the suppression of bearer shares.

Article 12, Paragraph 1 - Exclusion of the full text of the existing Paragraph 1. The interests of reverse split are made by the company and brought to the interest of the Shareholders' Meeting.

Article 12, Paragraph 2 - Exclusion of the full text of the existing Paragraph 2. Provision in the applicable law.

CHAPTER IV

Article 16, Item III - Adjustment to the wording. Possibility of appointing an external member of the People Committee, in accordance with the SEST Model.

Article 16, Sole Paragraph - Insertion of a Sole Paragraph, in accordance with Item 3.2 of the SEST Model.

Article 17 - Adjustment to the wording, pursuant to Law No. 14,030/20 and to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020.

Article 17, Items I, III and V - Adjustment to the wording of Items I, III and V. Inclusion of “subsidiaries”, Exclusion of “controlled companies”.

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Article 17, Items VII and VIII - Adjustment to the wording of Items VII and VIII, in accordance with Eletrobras’ guidelines.

Article 17, Item XI - Correction of punctuation by changing “;” to “and”.

Article 17, Item X - Exclusion of the full text of Item X. Assignment provided for in Article 122, Item I of Law No. 6,404/76.

Article 17, Item XI - Exclusion of the full text of Item XI. Assignment provided for in Article 159 of Law No. 6,404/76.

Article 17, Item XII - Exclusion of the full text of Item XII. Assignment provided for in Article 122, Item VIII of Law No. 6,404/76.

Article 17, Item XIII - Exclusion of the full text of Item XIII. Assignment provided for in Article 122, Item VI of Law No. 6,404/76.

Article 17, Item X - Insertion of a new Item, pursuant to the instructions established in CVM Opinion No. 38. Eletrobras’ indemnity agreement is in line with the D&O agreement.

Article 17, Paragraph 1 - Exclusion of the full text of Paragraph 1, in accordance with Eletrobras’ guidelines. The term established in this Paragraph 1 is of legal nature (Article 124, Paragraph 1, Item II of Law No. 6,404/76). As a result of Eletrobras having its shares listed on the NYSE, a minimum term of 30 days between the first notice of meeting and the date of the Meeting shall be applied.

Article 17, Paragraph 1 - Renumbering of Paragraph 2 into Paragraph 1.

Article 17, Paragraph 2 - Renumbering of Paragraph 3 into Paragraph 2.

Article 17, Paragraph 3 - Renumbering of Paragraph 4 into Paragraph 3.

Article 17, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4. Adjustment to the wording.

Article 17, Paragraph 5 - Renumbering of Paragraph 6 into Paragraph 5.

Article 17, Paragraph 7 - Exclusion of the full text of Paragraph 7. Assignment provided for in Article 142, Item IV and in Article 164, Item V of Law No. 6,404/76.

Article 17, Paragraph 6 - Renumbering of Paragraph 8 into Paragraph 6. Adjustment to the wording. The officer shall chair the meeting, in keeping with good governance practices.

Article 19, Paragraph 1 - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 19, Paragraph 2 - Adjustment to the wording, pursuant to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020, given the possibility of a digital meeting.

Article 19, Paragraph 3 - Adjustment to the wording to correct the full name of BDR.

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CHAPTER V

Article 22 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 22, Paragraph 1 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 23 - Adjustment to the wording, in accordance with Item 3.9 from the SEST Articles of Incorporation Model.

Article 23, Paragraphs 1 and 2 - Insertion of the new Paragraphs 1 and 2, in accordance with Item 3.9 from the SEST Articles of Incorporation Model.

Article 24 - Adjustment to the wording of the instrument of investiture.

Article 24, Paragraph 1 - Exclusion of the full text of Paragraph 1, in accordance with Eletrobras’ guidelines.

Article 24, Paragraph 1 - Renumbering of Paragraph 2 into Paragraph 1.

Article 24, Paragraph 2 - Renumbering of Paragraph 3 into Paragraph 2. Adjustment to the wording to adapt to the situation of the external member of the committee who has a particular compensation.

Article 24, Paragraph 3 - Renumbering of Paragraph 4 into Paragraph 3.

Article 25 - Adjustment to the wording, pursuant to the TCU Normative Instruction No. 87/2020.

Article 25, Sole Paragraph - Insertion of a new Sole Paragraph, in accordance with Item 3.4 from the SEST Articles of Incorporation Model, as to only officers to submit annual statements of assets to the CEP.

Article 26, Paragraphs 1, 2 and 3 - Adjustment to reference, reference is renumbered from Article 42 to Article 43.

Article 27 - Improvement to the wording. Avoidance to mentioning specific training topics, which shall become out of date in the event of a change to the law.

Article 28 - Improvement to the wording. Cases of deliberation by qualified quorum.

Article 28, Paragraph 1 - Adjustment to the wording. Clarification that remote and digital participation in meetings also stands as presence.

Article 28, Paragraph 2 - Adjustment to the wording. Avoidance to possible weaknesses in SOX.

Article 28, Paragraphs 3 and 4 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

Article 28, Paragraph 5 - Renumbering of Paragraph 3 into Paragraph 5.

Article 28, Paragraph 6 - Renumbering of Paragraph 4 into Paragraph 6.

Article 28, Paragraphs 7 and 8 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

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Article 29, Paragraph 2 - Partition of the content of the existing Paragraph 2 into the Items I, II and III. The wording aims at adapting the Articles of Incorporation to encompass all beneficiaries included in the D&O insurance policy contracted by Eletrobras.

Article 29, Paragraph 6 - Insertion of a new Paragraph. The purpose is to allow the execution of an Indemnity Agreement between the company and all beneficiaries included in the D&O Insurance policy.

Article 29, Paragraph 7 - Insertion of a new Paragraph, in accordance with Item 3.10 from the SEST Articles of Incorporation Model.

Article 29, Paragraph 8 - Insertion of a new Paragraph, in accordance with Paragraph 7 to ensure greater legal certainty.

Article 31 - Improvement to the wording of Article 31, following the recommendation of the Committees.

Article 31, Paragraphs 1, 2 and 3 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

Article 31, Sole Paragraph - Exclusion of the full text of the Sole Paragraph. Redundant provision under the Articles of Incorporation, reflecting Article 20 of Law No. 13,303/16.

CHAPTER VI

Article 32 - Adjustment to the wording to clarify that the Chairperson of the Board of Directors and his substitute shall be appointed by the Shareholders’ Meeting. Standard Articles of Introduction of the SEST adapted.

Article 32, Item IV - Adjustment to the wording. Eletrobras has only one controlling shareholder.

Article 32, Paragraph 2 - Exclusion of the full text of Paragraph 2, rule provided for in Article 2, Paragraph 3, of Law 12.353, dated December 28, 2010.

Article 32, Paragraph 3 - Exclusion of the full text of Paragraph 3, rule provided for in Article 8, Paragraph 1, of Ordinance No. 026, dated March 11, 2011.

Article 32, Paragraph 2 - Renumbering of Paragraph 4 into Paragraph 2.

Article 32, Paragraph 3 - Insertion of a new Paragraph with the wording from the SEST Articles of Incorporation Model.

Article 32, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4 and adjustment to reference to a Paragraph.

Article 32, Paragraph 5 - Insertion of a new Paragraph 5, in accordance with Item 3.4 from the SEST Articles of Incorporation Model.

Article 33 - New wording for Article 33, in accordance with Eletrobras’ guidelines.

Article 33, Paragraph 1 - Change of provision. Renumbering of existing Article 33 into Paragraph 1.

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Article 33, Paragraph 2 - Renumbering of Paragraph 1 into Paragraph 2. Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 33, Paragraph 3 - Renumbering of Paragraph 2 into Paragraph 3.

Article 34 - Improvement to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 34, Sole Paragraph - Adjustment to the wording, insertion of “meal”, in accordance with Item 3.6 from the SEST Articles of Incorporation Model, as to the policy of payment of travel expenditures to officers.

Article 36, Items I, II, III and IV - Change to the wording of Item I and insertion of new Items: II, III, and IV. Improvement to wording by separating the Items.

Article 36, Item V - Renumbering of Item II into Item V, with adjustment to the wording. Simplification of the wording. The existing wording is in Article 3, Paragraph 1 of the Articles of Incorporation.

Article 36, Item VI - Renumbering of Item III into Item VI, exclusion of “controlled companies”.

Article 36, Item VII - Renumbering of Item IV into Item VII.

Article 36, Item VIII - Renumbering of Item V into Item VIII, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item IX - Renumbering of Item VI into Item IX, with adjustment to the wording. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item X - Renumbering of Item VII into Item X, with adjustment to the wording. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item XI – Renumbering of Item VIII into Item XI, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item XII - Renumbering of Item X into Item XII. Making it clear that the Board of Directors shall approve changes to the organization manual that are related to the distribution of duties among the members of the Board.

Article 36, Item XIII - Renumbering item XI to XIII, according to Eletrobras guidelines.

Article 36, Item XIV - Renumbering of Item XII into Item XIV.

Article 36, Item XV - Renumbering of Item XIII into Item XV, with adjustment to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 36, Item XVI - Renumbering of Item XIV into Item XVI, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies. Adjustment so as to prevent further restriction to movable assets.

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Article 36, Item XVII - Renumbering of Item XV into Item XVII, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies, in accordance with the title of the new Corporate Compliance Program.

Article 36, Item XVIII - Renumbering of Item XVI into Item XVIII, with adjustment to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 36, Item XIX - Renumbering of Item XVII into Item XIX.

Article 36, Item XX - Renumbering of Item XVIII into Item XX. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXI - Renumbering of Item XIX into Item XXI.

Article 36, Item XXII - Renumbering of Item XX into Item XXII, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 36, Item XXIII - Insertion of a new Item, with wording based on the SEST Articles of Incorporation Model.

Article 36, Item XXIV - Renumbering of Item XXI into Item XXIV, with adjustment to the wording. Exclusion so as to allow Eletrobras’ Executive Board's choice and dismissal of a financial institution to keep Eletrobras shares in deposit accounts.

Article 36, Item XXV - Renumbering of Item XXII into Item XXV, with adjustment to the wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019, expected to be approved by the April/2020 Shareholders' Meeting.

Article 36, Item XXVI - Renumbering of Item XXIII into Item XXVI, with new wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019. Recommendation for the wording to be generic.

Article 36, Item XXVII - Renumbering of Item XXIV into Item XXVII.

Article 36, Item XXVIII - Exclusion of the existing text from Item XXV. Renumbering of Item XXV into Item XXVIII, with new wording. Assignment already provided for in CGPAR resolution. New wording to reflect Sub-item of Item 4.6 from the SEST Articles of Incorporation Model.

Article 36, Item XXIX - Renumbering of Item XXVI into Item XXIX.

Article 36, Item XXX - Renumbering of Item XXVII into Item XXX, with new wording. Need to simplify the provision to avoid redundancy with Article 3, Paragraphs 6 and 7.

Article 36, Item XXXI - Renumbering of Item XXVIII into Item XXXI, with adjustment to the wording. Reference to Articles of Incorporation have been included.

Article 36, Item XXXII - Renumbering of Item XXIX into Item XXXII.

Article 36, Item XXXIII - Renumbering of Item XXX into Item XXXIII, with adjustment to the wording based on the SEST Articles of Incorporation Model.

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Article 36, Item XXXIV - Renumbering of Item XXXI into Item XXXIV, with adjustment to the wording and reference to Article. Wording based on the SEST Articles of Incorporation Model.

Article 36, Item XXXV - Renumbering of Item XXXII into Item XXXV. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXVI - Renumbering of Item XXXIII into Item XXXVI.

Article 36, Item XXXVII - Renumbering of Item XXXIV into Item XXXVII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXVIII - Renumbering of Item XXXV into Item XXXVIII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXIX - Renumbering of Item XXXVI into Item XXXIX. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to reference to Item.

Article 36, Item XL - Renumbering of Item XXXVII into Item XL, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item XLI - Renumbering of Item XXXVIII into Item XLI.

Article 36, Item XLII - Renumbering of Item XXXIX into Item XLII.

Article 36, Item XLIII - Renumbering of Item XL into Item XLIII, with adjustment to the wording. Provision to creation of commissions, as provided for in the list of assignments of the Board, with wording based on the SEST Articles of Incorporation Model.

Article 36, Item XLIV - Renumbering of Item XLI into Item XLIV, with adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies. Exclusion of “controlled companies.”

Article 36, Item XLV - Renumbering of Item XLII into Item XLV.

Article 36, Item XLVI - Renumbering of Item XLIII into Item XLVI.

Article 36, Item XLVII - Renumbering of Item XLIV into Item XLVII, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item XLVIII - Renumbering of Item XLV into Item XLVIII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XLIX - Renumbering of Item XLVI into Item XLIX, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item L - Renumbering of Item XLVII into Item L, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LI - Renumbering of Item XLVIII into Item LI, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

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Article 36, Item LII - Renumbering of Item XLIX into Item LII, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 36, Item LIII - Renumbering of Item L into Item LIII.

Article 36, Item LIV - Exclusion of the existing text. Renumbering of Item LI into Item LIV, with new wording. Plurality of assignments already provided for in the CGPAR resolution. The assignment of approving new health care and supplementary pension plans was included, in accordance with Sub-item 42 of Item 4.6 from the SEST Articles of Incorporation Model.

Article 36, Item LV - Renumbering of Item LII into Item LV, with new wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LVI - Exclusion of the existing text from Item LIII. Renumbering of Item LIII into Item LVI, with new wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LVII - Renumbering of Item LIV into Item LVII, with adjustment to the wording.

Article 36, Items LVIII, LIX, LX, LXI, LXII - Insertion of a new Items LVIII, LIX, LX, LXI and LXII. Wording in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LXIII - Renumbering of Item IX into Item LXIII, due to reallocation.

Art. 36, Item LXIV - Renumbering of Item LV into Item LXIV.

Art. 36, Paragraph 1 - Renumbering of the reference to Items XXXIV and XXXV of this article.

Article 36, Paragraph 2 - Renumbering of the reference to Item XLVII of this Article.

Article 36, Paragraph 4 - Insertion of a new Paragraph. Introduction of Item 4.7 from the SEST Articles of Incorporation Model.

Article 36, Items I, II, III, IV and V - Insertion of a new Items I, II, III, IV and V. Introduction of Item 4.7 from the SEST Articles of Incorporation Model.

Article 37 - Renumbering of the reference to Article 47 into Article 48.

Article 38 - Adjustment to the wording. Rendering clear the maximum term of the substitute of the Chairperson of the Board until the next Shareholders’ Meeting, in accordance with the SEST Articles of Incorporation Model.

Article 39, Paragraph 1 - Insertion of a new Paragraph 1. Wording in accordance with the SEST Articles of Incorporation Model.

Article 39, Paragraph 2 - Renumbering of the Sole Paragraph into Paragraph 2.

Article 39, Paragraphs 3 and 4 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40 - Adjustment to the wording. Update to the name of the committee. CEGS to be also established under the Articles and to figure the possibility of a paid external member.

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Article 40, Paragraph 2 - New wording for Paragraph 2. Improvement to the wording to make it clear that the CAE’s IR shall also provide for additional assignments, in addition to those established by the law. It is up to the Holding’s Board of Directors to define whether the Committee shall act in a unified manner or not.

Article 40, Paragraph 3 - Adjustment to the wording. Insertion to allow external members, in accordance with Decree No. 8945/16 and, and to establish a non-coincidence of the terms of office.

Article 40, Paragraph 5 - Correction of punctuation “,”.

Article 40, Paragraphs 6, 7, 8, 9 and 10 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras.

Article 40, Paragraph 11 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines.

Article 40, Paragraph 12 - Renumbering of Paragraph with new wording. Insertion of basic assignments of the committee.

Article 40, Paragraph 13, Items I, II, III - Insertion of a new Article and Items. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras.

Article 40, Paragraphs 14 and 15 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40, Paragraph 16 - Reallocation of the existing Paragraph 6 with improvement to the wording.

Article 40, Paragraph 17 - Insertion of a new Paragraph, in accordance with Chapter 8 from the SEST Articles of Incorporation Model.

Article 40, Paragraphs 18 and 19 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40, Paragraph 20 - Insertion of a new Paragraph. Insertion of basic assignments of CEGS under the Articles of Incorporation.

Article 40, Paragraph 21 - Insertion of a new Paragraph. Insertion of the basic structure of CEGS under the Articles of Incorporation.

Article 41 - Renumbering of the reference to Item XL into Item XLII of Article 36.

Article 42 - Insertion of a new Article and Items I, II, and III. Wording in accordance with the SEST Articles of Incorporation Model.

CHAPTER VII

Article 43 - Renumbering of Article 42 into Article 43.

Article 43, Paragraph 1 - Renumbering of Sole Paragraph into Paragraph 1, so as to include an additional Paragraph.

Article 43, Paragraph 2 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines and SEST.

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Article 43, Paragraph 3 - Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model.

Article 44 - Renumbering of Article 43 into Article 44.

Article 44, Paragraph 1 - Exclusion of “controlled companies”

Article 44, Paragraph 3 - Insertion of a new Paragraph. Wording in accordance with SEST's guidance.

Article 45 - Renumbering of Article 44 into Article 45.

Article 45, Paragraph 1 - Adjustment to the wording, in accordance with SEST's guidance and reference to the Item.

Article 45, Paragraph 2 - Adjustment to the wording, in accordance with Item 5.4 from the SEST Articles of Incorporation Model.

Article 45, Paragraph 4 - Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model.

Article 46 - Renumbering of Article 45 into Article 46. Adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 47 - Renumbering of Article 46 into Article 47.

Article 48 - Renumbering of Article 47 into Article 48.

Article 48, Item I - Adjustment to the wording. Exclusion of matter under exclusive assignment of the Board of Directors. Adjustment in accordance with Item 5.6, Sub-item 9, from the SEST Articles of Incorporation Model.

Article 48, Item III - Adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 48, Item V - Adjustment to the wording, in accordance with Item 5.6, Sub-item 3, from the SEST Articles of Incorporation Model.

Article 48, Item VI - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 48, Item XV - Exclusion of “controlled companies”.

Article 48, Item XVI - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 48, Items XVII and XVIII - Exclusion of “controlled companies”, inclusion of “subsidiaries”.

Article 48, Item XIX - Adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 48, Item XX - Adjustment to the wording, excluding letter “e” at the end of the Item.

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Article 48, Item XXI - Adjustment to punctuation from “.” to “:”

Article 48, Item XXII - Insertion of a new Item. The appointment to positions in the Fiscal Councils, including the ones of the subsidiaries' SPEs and excluding the one of Eletrobras itself, are under the assignment of DEE, pursuant to the existing rules of appointment to positions in governance bodies of the Eletrobras companies.

Article 48, Item XXIII - Insertion of a new Item, in accordance with Item 5.6, Sub-items 1 and 2, SEST Articles of Incorporation Model.

Article 48, Item XXIV - Insertion of a new Item. Wording in accordance with Item 5.6, Sub-item 11, SEST Articles of Incorporation Model.

Article 48, Item XXV - Insertion of a new Item, in accordance with the SEST Articles of Incorporation Model.

Article 48, Item XXVI - Insertion of a new Item. Wording in accordance with Item 5.6, Sub-item 15, SEST Articles of Incorporation Model.

Article 48, Item XXVII - Insertion of a new Item. Explaining the Executive Board's assignment. The Board of Directors only authorizes the publication of the ITRs after their formal analysis.

Article 48, Item XXVIII - Insertion of a new Item, in accordance with the SEST Articles of Incorporation Model.

CHAPTER VIII Exclusion of “and Officers”

Article 49 - Renumbering of Article 48 into Article 49.

Article 49, Item I - Adjustment to the wording. PDNG to be only in the Holding and PNG in the Eletrobras companies.

Article 49, Item II - Adjustment to the wording. Chairperson's assignment concerning energy efficiency.

Article 49, Item III - Adjustment to the wording, exclusion of the word “shareholders”. In accordance with the existing internal structure, the responsibility of satisfying shareholders and investors lies with the Financial and Investor Relations Officer.

Article 49 - Exclusion of the full text of Item. The new rule assigns this to the Chairperson of the Board of Directors.

Article 49, Item IV - Renumbering of Item V into Item IV. Adjustment to the wording, in accordance with SEST's guidance adapted to Eletrobras.

Article 49, Item V - Renumbering of Item VI into Item V.

Article 49, Item VI - Renumbering of Item VII into Item VI. Adjustment to the wording, including internal regulations as a generic term.

Article 49, Item VII - Renumbering of Item VIII into Item VII. Adjustment to the wording.

Article 49, Item VIII - Renumbering of Item IX into Item VIII and adjustment to reference to Article 48, XII of these Articles of Incorporation.

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Article 49, Item IX - Renumbering of Item X into Item IX. Exclusion of “and” at the end of the text.

Article 49, Items X, XI and XII - Insertion of new Items, in accordance with the SEST’s guidelines adapted to Eletrobras.

Article 49, Item XIII - Renumbering of Item XI into Item XIII.

Article 50 - Renumbering of Article 49 into Article 50. Insertion of Items I, II, and III. Adjustment to the Officers' assignments with simplification of the wording.

Article 50 - Exclusion of the full text of Paragraphs 1, 2, 3, 4, 5 and 6 and its Items I, II, III and IV. Simplification of the wording of the Officers' assignments in Items I, II, and III of this Article.

CHAPTER IX

Article 51 - Renumbering of Article 50 into Article 51.

Article 52 - Renumbering of Article 51 into Article 52. Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies and assignment to Fiscal Council of the same restrictions to the Board of Directors.

Article 52, Paragraph 1 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 52, Paragraph 2 - Adjustment to the wording.

Article 52, Paragraph 3 - Adjustment to the wording, pursuant to the TCU Normative Instruction No. 87/2020.

Article 52, Paragraph 9 - Adjustment to the reference to Paragraphs 1 and 2 of Article 31 of the Articles of Incorporation.

Article 53 - Renumbering of Article 52 into Article 53. Adjustment to the wording, in accordance with Sub-item 10, Item 5.6 from the SEST Articles of Incorporation Model, adapted to Eletrobras.

Article 53, Paragraph 2 - Adjustment to the wording. Inclusion of “meal”, in accordance with the SEST Articles of Incorporation Model and validation of the payment of daily rates.

Article 54 - Renumbering of Article 53 into Article 54.

Article 54, Item XII - Adjustment to the wording, excluding “and”.

Article 54, Item XIII - Adjustment to the wording, excluding “.” and including “; and”.

Article 54, Item XIV - Insertion of a new Item, in accordance with Eletrobras and SEST's guidelines.

Article 55 - Renumbering of Article 54 into Article 55.

Article 55, Sole Paragraph – Adjustment to the wording, in accordance with Eletrobras’ and SEST’s guidelines.

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CHAPTER X

Article 56 - Renumbering of Article 55 into Article 56.

Article 57 - Renumbering of Article 56 into Article 57.

Article 58 - Renumbering of Article 57 into Article 58.

Article 59 - Renumbering of Article 58 into Article 59.

Article 60 - Renumbering of Article 59 into Article 60.

CHAPTER XI

Article 61 - Renumbering of Article 60 into Article 61. Adjustment of wording to make the text generic.

Article 62 - Renumbering of Article 61 into Article 62. Exclusion of “controlled companies”.

Article 63 - Renumbering of Article 62 into Article 63.

Article 63, Item I - Adjustment to the wording.

Article 63, Item II - Adjustment to the reference to Item XXXIV of Article 36 of the Articles of Incorporation.

Article 63, Paragraph 2 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines.

Article 63, Paragraph 3 - Renumbering of Paragraph 2 into Paragraph 3.

Article 63, Paragraph 4 - Renumbering of Paragraph 3 into Paragraph 4.

Article 64 - Renumbering of Article 63 into Article 64.

Article 65 - Renumbering of Article 64 into Article 65. Adjustment to the wording, in accordance with the wording of Article 36. Approval of health care plans and supplemental pension plans to be under the responsibility of the Board of Directors.

CHAPTER XII - General

Article 66 - Renumbering of Article 65 into Article 66, in accordance with the wording of the legal provisions.

Article 66 - Exclusion of the full text of the existing Article 66 and its Paragraphs 1 and 2, in accordance with Eletrobras’ guidelines.

Article 67 - Adjustment to the wording, updating the text.

CHAPTER XIII - Exclusion of CHAPTER XIII Transitional Provisions. There are no more transitional provisions.

Article 69 - Exclusion of the full text of the existing Article 69. The Committee has already been established.

Article 69 - Insertion of a new provision to cover future unifications within the scope of the Executive Board, and not only of areas related to the Board of Directors.

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Article 69, Sole Paragraph - Insertion of a new provision to meet the demand from such bodies.

The Company prepared this Management Proposal to meet the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts.

Service Channels

Rua da Quitanda, 196 – 9th floor – Mario Bhering Building

Rio de Janeiro – Zip Code: 20.091-005
Website: www.eletrobras.com/ri

E-mail: assembleiavirtual@eletrobras.com

E-mail: ombudsman-ri@eletrobras.com
Phone: 55 (21) 2514-6333|2514-4627
Fax: 55 (21) 2514-5964

18

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

180th Extraordinary General Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Extraordinary General Meeting, in an exclusively digital form, under the terms of article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Instruction 481, of December 17, 2009 (“IN CVM 481”), to be held on January 28, 2021, at 2:00 pm, through the digital platform WEBEX (“Digital Platform”), to deliberate on the integral reform of the Company's bylaws, by amending, including, renumbering or excluding the following Chapters, articles, items and paragraphs:

CHAPTER I

Article 1 - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 2 - Exclusion of the full text of the existing Article 2. Provisions already established in the Articles of Incorporation.

Article 2 - Renumbering of the Sole Paragraph from the existing Article 2 into Article 2. Adjustment to the wording, inserting advisory committees, as adopted by the company.

Article 3 - Insertion of “branches”. Possibility of opening offices and “branches” in Brazil or abroad.

Article 3, Paragraph 1 - Insertion of “trading”. Exclusion of “or controlled companies.” “Trading” already features in the corporate object, its Insertion is aimed at avoiding restriction as of associations under Article 4. Subsidiaries and controlled companies shall have the same meaning, pursuant to Law No. 13,303/16.

Article 3, Paragraph 2 - Exclusion of “or controlled companies”.

Article 3, Paragraph 3 - Exclusion of “controlled companies”. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 3, Paragraph 4 - Exclusion of the full text of the existing Paragraph 4. This provision shall be found in Article 3, Paragraph 2 of Decree No. 4,559/2002.

Article 3, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4.

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Article 3, Paragraph 5 - Renumbering of Paragraph 6 into Paragraph 5. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 3, Paragraph 6 - Insertion of a new Paragraph, in accordance with Eletrobras’ guidelines.

Article 3, Paragraph 7 - Insertion of a new Paragraph, in accordance with Eletrobras’ guidelines.

Article 4, Item III - Exclusion of the full text of Item III, in accordance with Eletrobras’ guidelines. This provision shall be found in Article 4, Item III of Decree No. 4,559/2002.

Article 4, Item IV – Exclusion of the full text of Item IV. This provision shall be found in Article 4, Item IV of Decree No. 4,559/2002.

Article 4 - Renumbering of Item V into Item III.

Article 4 - Exclusion of the full text of Item VI. This provision shall be found in Article 4, Item VI of Decree No. 4,559/2002.

Article 4 - Exclusion of the full text of Item VII. This provision shall be found in Article 4, Item VII of Decree No. 4,559/2002.

Article 4 - Exclusion of the full text of Item VIII, in accordance with Eletrobras’ guidelines.

Article 4 - Renumbering of Item IX into Item IV.

CHAPTER II - Adjustment to the title of the chapter, in accordance with the SEST Template and to its new Assignment.

Article 5 - Replacement of the existing text by the full text of the SEST Model, adapted to Eletrobras.

Article 5, Paragraph 1 - Insertion of the full text of the SEST Model, adapted to Eletrobras in Paragraph 1 and Items I and II.

Article 5, Paragraph 2 - Insertion of the full text of the SEST Model, adapted to Eletrobras in Paragraph 2 and Items I and II.

Article 5, Paragraph 3 - Insertion of the full text of the SEST Model, adapted to Eletrobras.

Article 5, Item I - Exclusion of the full text of Item I. The provision from the caption of Article 5 shall encompass these specific activities related to the public interest.

Article 5, Item II - Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items).

Article 5, Items III and IV - Exclusion of the full text of Items III and IV. The provisions from the caption of Article 5 shall encompass these specific activities related to the public interest.

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Article 5, Items V, VI, VII and VIII - Exclusion of the full text of Items V, VI, VII and VIII. Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items).

Article 6 - Insertion of a new Article 6. Provision included as a result of the exclusion of Items of the previous Article.

Article 7 - Renumbering of Article 6 into Article 7 and adjustment to the wording. The name of Code of Ethical Conduct and Compliance was updated. The full name of the FCPA was included to the caption of Article 7. Its abbreviation was included to the Sole Paragraph, Item IV.

Article 7 - Insertion of a Sole Paragraph, in accordance with Eletrobras’ guidelines.

Article 7, Item I - Insertion of a new Item. Reallocation of the existing Article 5, Item II, with adjustment to the wording.

Article 7, Item II - Insertion of a new Item. Reallocation of the existing Article 5, Item VI, with simplification of the wording.

Article 7, Item III - Insertion of a new Item. Reallocation of the existing Article 5, Item VII, with improvement of the wording.

Article 7, Item IV - Insertion of a new Item. Reallocation of the existing Article 5, Item VIII, with updating of the wording.

Article 7, Item VI - Insertion of a new Item. Reinforcement of the Company’s message on the trend of adoption of compliance methods, especially on the best environmental, social, and corporate governance practices.

CHAPTER III

Article 8 - Renumbering of Article 6 into Article 8.

Article 9 - Renumbering of Article 8 into Article 9.

Article 10 - Renumbering of Article 9 into Article 10.

Article 11 - Renumbering of Article 10 into Article 11.

Article 12 - Renumbering of Article 11 into Article 12.

Article 12 - Exclusion of the full text of the existing Article 12. Loss of rationale after the suppression of bearer shares.

Article 12, Paragraph 1 - Exclusion of the full text of the existing Paragraph 1. The interests of reverse split are made by the company and brought to the interest of the Shareholders' Meeting.

Article 12, Paragraph 2 - Exclusion of the full text of the existing Paragraph 2. Provision in the applicable law.

CHAPTER IV

Article 16, Item III - Adjustment to the wording. Possibility of appointing an external member of the People Committee, in accordance with the SEST Model.

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Article 16, Sole Paragraph - Insertion of a Sole Paragraph, in accordance with Item 3.2 of the SEST Model.

Article 17 - Adjustment to the wording, pursuant to Law No. 14,030/20 and to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020.

Article 17, Items I, III and V - Adjustment to the wording of Items I, III and V. Inclusion of “subsidiaries”, Exclusion of “controlled companies”.

Article 17, Items VII and VIII - Adjustment to the wording of Items VII and VIII, in accordance with Eletrobras’ guidelines.

Article 17, Item XI - Correction of punctuation by changing “;” to “and”.

Article 17, Item X - Exclusion of the full text of Item X. Assignment provided for in Article 122, Item I of Law No. 6,404/76.

Article 17, Item XI - Exclusion of the full text of Item XI. Assignment provided for in Article 159 of Law No. 6,404/76.

Article 17, Item XII - Exclusion of the full text of Item XII. Assignment provided for in Article 122, Item VIII of Law No. 6,404/76.

Article 17, Item XIII - Exclusion of the full text of Item XIII. Assignment provided for in Article 122, Item VI of Law No. 6,404/76.

Article 17, Item X - Insertion of a new Item, pursuant to the instructions established in CVM Opinion No. 38. Eletrobras’ indemnity agreement is in line with the D&O agreement.

Article 17, Paragraph 1 - Exclusion of the full text of Paragraph 1, in accordance with Eletrobras’ guidelines. The term established in this Paragraph 1 is of legal nature (Article 124, Paragraph 1, Item II of Law No. 6,404/76). As a result of Eletrobras having its shares listed on the NYSE, a minimum term of 30 days between the first notice of meeting and the date of the Meeting shall be applied.

Article 17, Paragraph 1 - Renumbering of Paragraph 2 into Paragraph 1.

Article 17, Paragraph 2 - Renumbering of Paragraph 3 into Paragraph 2.

Article 17, Paragraph 3 - Renumbering of Paragraph 4 into Paragraph 3.

Article 17, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4. Adjustment to the wording.

Article 17, Paragraph 5 - Renumbering of Paragraph 6 into Paragraph 5.

Article 17, Paragraph 7 - Exclusion of the full text of Paragraph 7. Assignment provided for in Article 142, Item IV and in Article 164, Item V of Law No. 6,404/76.

Article 17, Paragraph 6 - Renumbering of Paragraph 8 into Paragraph 6. Adjustment to the wording. The officer shall chair the meeting, in keeping with good governance practices.

Article 19, Paragraph 1 - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

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Article 19, Paragraph 2 - Adjustment to the wording, pursuant to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020, given the possibility of a digital meeting.

Article 19, Paragraph 3 - Adjustment to the wording to correct the full name of BDR.

CHAPTER V

Article 22 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 22, Paragraph 1 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 23 - Adjustment to the wording, in accordance with Item 3.9 from the SEST Articles of Incorporation Model.

Article 23, Paragraphs 1 and 2 - Insertion of the new Paragraphs 1 and 2, in accordance with Item 3.9 from the SEST Articles of Incorporation Model.

Article 24 - Adjustment to the wording of the instrument of investiture.

Article 24, Paragraph 1 - Exclusion of the full text of Paragraph 1, in accordance with Eletrobras’ guidelines.

Article 24, Paragraph 1 - Renumbering of Paragraph 2 into Paragraph 1.

Article 24, Paragraph 2 - Renumbering of Paragraph 3 into Paragraph 2. Adjustment to the wording to adapt to the situation of the external member of the committee who has a particular compensation.

Article 24, Paragraph 3 - Renumbering of Paragraph 4 into Paragraph 3.

Article 25 - Adjustment to the wording, pursuant to the TCU Normative Instruction No. 87/2020.

Article 25, Sole Paragraph - Insertion of a new Sole Paragraph, in accordance with Item 3.4 from the SEST Articles of Incorporation Model, as to only officers to submit annual statements of assets to the CEP.

Article 26, Paragraphs 1, 2 and 3 - Adjustment to reference, reference is renumbered from Article 42 to Article 43.

Article 27 - Improvement to the wording. Avoidance to mentioning specific training topics, which shall become out of date in the event of a change to the law.

Article 28 - Improvement to the wording. Cases of deliberation by qualified quorum.

Article 28, Paragraph 1 - Adjustment to the wording. Clarification that remote and digital participation in meetings also stands as presence.

Article 28, Paragraph 2 - Adjustment to the wording. Avoidance to possible weaknesses in SOX.

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Article 28, Paragraphs 3 and 4 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

Article 28, Paragraph 5 - Renumbering of Paragraph 3 into Paragraph 5.

Article 28, Paragraph 6 - Renumbering of Paragraph 4 into Paragraph 6.

Article 28, Paragraphs 7 and 8 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

Article 29, Paragraph 2 - Partition of the content of the existing Paragraph 2 into the Items I, II and III. The wording aims at adapting the Articles of Incorporation to encompass all beneficiaries included in the D&O insurance policy contracted by Eletrobras.

Article 29, Paragraph 6 - Insertion of a new Paragraph. The purpose is to allow the execution of an Indemnity Agreement between the company and all beneficiaries included in the D&O Insurance policy.

Article 29, Paragraph 7 - Insertion of a new Paragraph, in accordance with Item 3.10 from the SEST Articles of Incorporation Model.

Article 29, Paragraph 8 - Insertion of a new Paragraph, in accordance with Paragraph 7 to ensure greater legal certainty.

Article 31 - Improvement to the wording of Article 31, following the recommendation of the Committees.

Article 31, Paragraphs 1, 2 and 3 - Insertion of new Paragraphs, in accordance with Eletrobras’ guidelines.

Article 31, Sole Paragraph - Exclusion of the full text of the Sole Paragraph. Redundant provision under the Articles of Incorporation, reflecting Article 20 of Law No. 13,303/16.

CHAPTER VI

Article 32 - Adjustment to the wording to clarify that the Chairperson of the Board of Directors and his substitute shall be appointed by the Shareholders’ Meeting. Standard Articles of Introduction of the SEST adapted.

Article 32, Item IV - Adjustment to the wording. Eletrobras has only one controlling shareholder.

Article 32, Paragraph 2 - Exclusion of the full text of Paragraph 2, rule provided for in Article 2, Paragraph 3, of Law 12.353, dated December 28, 2010.

Article 32, Paragraph 3 - Exclusion of the full text of Paragraph 3, rule provided for in Article 8, Paragraph 1, of Ordinance No. 026, dated March 11, 2011.

Article 32, Paragraph 2 - Renumbering of Paragraph 4 into Paragraph 2.

Article 32, Paragraph 3 - Insertion of a new Paragraph with the wording from the SEST Articles of Incorporation Model.

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Article 32, Paragraph 4 - Renumbering of Paragraph 5 into Paragraph 4 and adjustment to reference to a Paragraph.

Article 32, Paragraph 5 - Insertion of a new Paragraph 5, in accordance with Item 3.4 from the SEST Articles of Incorporation Model.

Article 33 - New wording for Article 33, in accordance with Eletrobras’ guidelines.

Article 33, Paragraph 1 - Change of provision. Renumbering of existing Article 33 into Paragraph 1.

Article 33, Paragraph 2 - Renumbering of Paragraph 1 into Paragraph 2. Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 33, Paragraph 3 - Renumbering of Paragraph 2 into Paragraph 3.

Article 34 - Improvement to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 34, Sole Paragraph - Adjustment to the wording, insertion of “meal”, in accordance with Item 3.6 from the SEST Articles of Incorporation Model, as to the policy of payment of travel expenditures to officers.

Article 36, Items I, II, III and IV - Change to the wording of Item I and insertion of new Items: II, III, and IV. Improvement to wording by separating the Items.

Article 36, Item V - Renumbering of Item II into Item V, with adjustment to the wording. Simplification of the wording. The existing wording is in Article 3, Paragraph 1 of the Articles of Incorporation.

Article 36, Item VI - Renumbering of Item III into Item VI, exclusion of “controlled companies”.

Article 36, Item VII - Renumbering of Item IV into Item VII.

Article 36, Item VIII - Renumbering of Item V into Item VIII, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item IX - Renumbering of Item VI into Item IX, with adjustment to the wording. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item X - Renumbering of Item VII into Item X, with adjustment to the wording. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item XI – Renumbering of Item VIII into Item XI, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

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Article 36, Item XII - Renumbering of Item X into Item XII. Making it clear that the Board of Directors shall approve changes to the organization manual that are related to the distribution of duties among the members of the Board.

Article 36, Item XIII - Renumbering item XI to XIII, according to Eletrobras guidelines.

Article 36, Item XIV - Renumbering of Item XII into Item XIV.

Article 36, Item XV - Renumbering of Item XIII into Item XV, with adjustment to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 36, Item XVI - Renumbering of Item XIV into Item XVI, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies. Adjustment so as to prevent further restriction to movable assets.

Article 36, Item XVII - Renumbering of Item XV into Item XVII, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies, in accordance with the title of the new Corporate Compliance Program.

Article 36, Item XVIII - Renumbering of Item XVI into Item XVIII, with adjustment to the wording, following suggestion from the SEST Articles of Incorporation Model.

Article 36, Item XIX - Renumbering of Item XVII into Item XIX.

Article 36, Item XX - Renumbering of Item XVIII into Item XX. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXI - Renumbering of Item XIX into Item XXI.

Article 36, Item XXII - Renumbering of Item XX into Item XXII, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 36, Item XXIII - Insertion of a new Item, with wording based on the SEST Articles of Incorporation Model.

Article 36, Item XXIV - Renumbering of Item XXI into Item XXIV, with adjustment to the wording. Exclusion so as to allow Eletrobras’ Executive Board's choice and dismissal of a financial institution to keep Eletrobras shares in deposit accounts.

Article 36, Item XXV - Renumbering of Item XXII into Item XXV, with adjustment to the wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019, expected to be approved by the April/2020 Shareholders' Meeting.

Article 36, Item XXVI - Renumbering of Item XXIII into Item XXVI, with new wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019. Recommendation for the wording to be generic.

Article 36, Item XXVII - Renumbering of Item XXIV into Item XXVII.

Article 36, Item XXVIII - Exclusion of the existing text from Item XXV. Renumbering of Item XXV into Item XXVIII, with new wording. Assignment already provided for in CGPAR resolution. New wording to reflect Sub-item of Item 4.6 from the SEST Articles of Incorporation Model.

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Article 36, Item XXIX - Renumbering of Item XXVI into Item XXIX.

Article 36, Item XXX - Renumbering of Item XXVII into Item XXX, with new wording. Need to simplify the provision to avoid redundancy with Article 3, Paragraphs 6 and 7.

Article 36, Item XXXI - Renumbering of Item XXVIII into Item XXXI, with adjustment to the wording. Reference to Articles of Incorporation have been included.

Article 36, Item XXXII - Renumbering of Item XXIX into Item XXXII.

Article 36, Item XXXIII - Renumbering of Item XXX into Item XXXIII, with adjustment to the wording based on the SEST Articles of Incorporation Model.

Article 36, Item XXXIV - Renumbering of Item XXXI into Item XXXIV, with adjustment to the wording and reference to Article. Wording based on the SEST Articles of Incorporation Model.

Article 36, Item XXXV - Renumbering of Item XXXII into Item XXXV. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXVI - Renumbering of Item XXXIII into Item XXXVI.

Article 36, Item XXXVII - Renumbering of Item XXXIV into Item XXXVII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXVIII - Renumbering of Item XXXV into Item XXXVIII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XXXIX - Renumbering of Item XXXVI into Item XXXIX. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to reference to Item.

Article 36, Item XL - Renumbering of Item XXXVII into Item XL, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item XLI - Renumbering of Item XXXVIII into Item XLI.

Article 36, Item XLII - Renumbering of Item XXXIX into Item XLII.

Article 36, Item XLIII - Renumbering of Item XL into Item XLIII, with adjustment to the wording. Provision to creation of commissions, as provided for in the list of assignments of the Board, with wording based on the SEST Articles of Incorporation Model.

Article 36, Item XLIV - Renumbering of Item XLI into Item XLIV, with adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies. Exclusion of “controlled companies.”

Article 36, Item XLV - Renumbering of Item XLII into Item XLV.

Article 36, Item XLVI - Renumbering of Item XLIII into Item XLVI.

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Article 36, Item XLVII - Renumbering of Item XLIV into Item XLVII, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item XLVIII - Renumbering of Item XLV into Item XLVIII. Exclusion of “controlled companies,” inclusion of “subsidiaries.”

Article 36, Item XLIX - Renumbering of Item XLVI into Item XLIX, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 36, Item L - Renumbering of Item XLVII into Item L, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LI - Renumbering of Item XLVIII into Item LI, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 36, Item LII - Renumbering of Item XLIX into Item LII, with adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 36, Item LIII - Renumbering of Item L into Item LIII.

Article 36, Item LIV - Exclusion of the existing text. Renumbering of Item LI into Item LIV, with new wording. Plurality of assignments already provided for in the CGPAR resolution. The assignment of approving new health care and supplementary pension plans was included, in accordance with Sub-item 42 of Item 4.6 from the SEST Articles of Incorporation Model.

Article 36, Item LV - Renumbering of Item LII into Item LV, with new wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LVI - Exclusion of the existing text from Item LIII. Renumbering of Item LIII into Item LVI, with new wording, in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LVII - Renumbering of Item LIV into Item LVII, with adjustment to the wording.

Article 36, Items LVIII, LIX, LX, LXI, LXII - Insertion of a new Items LVIII, LIX, LX, LXI and LXII. Wording in accordance with the SEST Articles of Incorporation Model.

Article 36, Item LXIII - Renumbering of Item IX into Item LXIII, due to reallocation.

Art. 36, Item LXIV - Renumbering of Item LV into Item LXIV.

Art. 36, Paragraph 1 - Renumbering of the reference to Items XXXIV and XXXV of this article.

Article 36, Paragraph 2 - Renumbering of the reference to Item XLVII of this Article.

Article 36, Paragraph 4 - Insertion of a new Paragraph. Introduction of Item 4.7 from the SEST Articles of Incorporation Model.

Article 36, Items I, II, III, IV and V - Insertion of a new Items I, II, III, IV and V. Introduction of Item 4.7 from the SEST Articles of Incorporation Model.

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Article 37 - Renumbering of the reference to Article 47 into Article 48.

Article 38 - Adjustment to the wording. Rendering clear the maximum term of the substitute of the Chairperson of the Board until the next Shareholders’ Meeting, in accordance with the SEST Articles of Incorporation Model.

Article 39, Paragraph 1 - Insertion of a new Paragraph 1. Wording in accordance with the SEST Articles of Incorporation Model.

Article 39, Paragraph 2 - Renumbering of the Sole Paragraph into Paragraph 2.

Article 39, Paragraphs 3 and 4 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40 - Adjustment to the wording. Update to the name of the committee. CEGS to be also established under the Articles and to figure the possibility of a paid external member.

Article 40, Paragraph 2 - New wording for Paragraph 2. Improvement to the wording to make it clear that the CAE’s IR shall also provide for additional assignments, in addition to those established by the law. It is up to the Holding’s Board of Directors to define whether the Committee shall act in a unified manner or not.

Article 40, Paragraph 3 - Adjustment to the wording. Insertion to allow external members, in accordance with Decree No. 8945/16 and, and to establish a non-coincidence of the terms of office.

Article 40, Paragraph 5 - Correction of punctuation “,”.

Article 40, Paragraphs 6, 7, 8, 9 and 10 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras.

Article 40, Paragraph 11 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines.

Article 40, Paragraph 12 - Renumbering of Paragraph with new wording. Insertion of basic assignments of the committee.

Article 40, Paragraph 13, Items I, II, III - Insertion of a new Article and Items. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras.

Article 40, Paragraphs 14 and 15 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40, Paragraph 16 - Reallocation of the existing Paragraph 6 with improvement to the wording.

Article 40, Paragraph 17 - Insertion of a new Paragraph, in accordance with Chapter 8 from the SEST Articles of Incorporation Model.

Article 40, Paragraphs 18 and 19 - Insertion of new Paragraphs. Wording in accordance with the SEST Articles of Incorporation Model.

Article 40, Paragraph 20 - Insertion of a new Paragraph. Insertion of basic assignments of CEGS under the Articles of Incorporation.

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Article 40, Paragraph 21 - Insertion of a new Paragraph. Insertion of the basic structure of CEGS under the Articles of Incorporation.

Article 41 - Renumbering of the reference to Item XL into Item XLII of Article 36.

Article 42 - Insertion of a new Article and Items I, II, and III. Wording in accordance with the SEST Articles of Incorporation Model.

CHAPTER VII

Article 43 - Renumbering of Article 42 into Article 43.

Article 43, Paragraph 1 - Renumbering of Sole Paragraph into Paragraph 1, so as to include an additional Paragraph.

Article 43, Paragraph 2 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines and SEST.

Article 43, Paragraph 3 - Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model.

Article 44 - Renumbering of Article 43 into Article 44.

Article 44, Paragraph 1 - Exclusion of “controlled companies”

Article 44, Paragraph 3 - Insertion of a new Paragraph. Wording in accordance with SEST's guidance.

Article 45 - Renumbering of Article 44 into Article 45.

Article 45, Paragraph 1 - Adjustment to the wording, in accordance with SEST's guidance and reference to the Item.

Article 45, Paragraph 2 - Adjustment to the wording, in accordance with Item 5.4 from the SEST Articles of Incorporation Model.

Article 45, Paragraph 4 - Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model.

Article 46 - Renumbering of Article 45 into Article 46. Adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Article 47 - Renumbering of Article 46 into Article 47.

Article 48 - Renumbering of Article 47 into Article 48.

Article 48, Item I - Adjustment to the wording. Exclusion of matter under exclusive assignment of the Board of Directors. Adjustment in accordance with Item 5.6, Sub-item 9, from the SEST Articles of Incorporation Model.

Article 48, Item III - Adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 48, Item V - Adjustment to the wording, in accordance with Item 5.6, Sub-item 3, from the SEST Articles of Incorporation Model.

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Article 48, Item VI - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 48, Item XV - Exclusion of “controlled companies”.

Article 48, Item XVI - Adjustment to the wording, in accordance with Eletrobras’ guidelines.

Article 48, Items XVII and XVIII - Exclusion of “controlled companies”, inclusion of “subsidiaries”.

Article 48, Item XIX - Adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Article 48, Item XX - Adjustment to the wording, excluding letter “e” at the end of the Item.

Article 48, Item XXI - Adjustment to punctuation from “.” to “:”

Article 48, Item XXII - Insertion of a new Item. The appointment to positions in the Fiscal Councils, including the ones of the subsidiaries' SPEs and excluding the one of Eletrobras itself, are under the assignment of DEE, pursuant to the existing rules of appointment to positions in governance bodies of the Eletrobras companies.

Article 48, Item XXIII - Insertion of a new Item, in accordance with Item 5.6, Sub-items 1 and 2, SEST Articles of Incorporation Model.

Article 48, Item XXIV - Insertion of a new Item. Wording in accordance with Item 5.6, Sub-item 11, SEST Articles of Incorporation Model.

Article 48, Item XXV - Insertion of a new Item, in accordance with the SEST Articles of Incorporation Model.

Article 48, Item XXVI - Insertion of a new Item. Wording in accordance with Item 5.6, Sub-item 15, SEST Articles of Incorporation Model.

Article 48, Item XXVII - Insertion of a new Item. Explaining the Executive Board's assignment. The Board of Directors only authorizes the publication of the ITRs after their formal analysis.

Article 48, Item XXVIII - Insertion of a new Item, in accordance with the SEST Articles of Incorporation Model.

CHAPTER VIII Exclusion of “and Officers”

Article 49 - Renumbering of Article 48 into Article 49.

Article 49, Item I - Adjustment to the wording. PDNG to be only in the Holding and PNG in the Eletrobras companies.

Article 49, Item II - Adjustment to the wording. Chairperson's assignment concerning energy efficiency.

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Article 49, Item III - Adjustment to the wording, exclusion of the word “shareholders”. In accordance with the existing internal structure, the responsibility of satisfying shareholders and investors lies with the Financial and Investor Relations Officer.

Article 49 - Exclusion of the full text of Item. The new rule assigns this to the Chairperson of the Board of Directors.

Article 49, Item IV - Renumbering of Item V into Item IV. Adjustment to the wording, in accordance with SEST's guidance adapted to Eletrobras.

Article 49, Item V - Renumbering of Item VI into Item V.

Article 49, Item VI - Renumbering of Item VII into Item VI. Adjustment to the wording, including internal regulations as a generic term.

Article 49, Item VII - Renumbering of Item VIII into Item VII. Adjustment to the wording.

Article 49, Item VIII - Renumbering of Item IX into Item VIII and adjustment to reference to Article 48, XII of these Articles of Incorporation.

Article 49, Item IX - Renumbering of Item X into Item IX. Exclusion of “and” at the end of the text.

Article 49, Items X, XI and XII - Insertion of new Items, in accordance with the SEST’s guidelines adapted to Eletrobras.

Article 49, Item XIII - Renumbering of Item XI into Item XIII.

Article 50 - Renumbering of Article 49 into Article 50. Insertion of Items I, II, and III. Adjustment to the Officers' assignments with simplification of the wording.

Article 50 - Exclusion of the full text of Paragraphs 1, 2, 3, 4, 5 and 6 and its Items I, II, III and IV. Simplification of the wording of the Officers' assignments in Items I, II, and III of this Article.

CHAPTER IX

Article 51 - Renumbering of Article 50 into Article 51.

Article 52 - Renumbering of Article 51 into Article 52. Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies and assignment to Fiscal Council of the same restrictions to the Board of Directors.

Article 52, Paragraph 1 - Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

Article 52, Paragraph 2 - Adjustment to the wording.

Article 52, Paragraph 3 - Adjustment to the wording, pursuant to the TCU Normative Instruction No. 87/2020.

Article 52, Paragraph 9 - Adjustment to the reference to Paragraphs 1 and 2 of Article 31 of the Articles of Incorporation.

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Article 53 - Renumbering of Article 52 into Article 53. Adjustment to the wording, in accordance with Sub-item 10, Item 5.6 from the SEST Articles of Incorporation Model, adapted to Eletrobras.

Article 53, Paragraph 2 - Adjustment to the wording. Inclusion of “meal”, in accordance with the SEST Articles of Incorporation Model and validation of the payment of daily rates.

Article 54 - Renumbering of Article 53 into Article 54.

Article 54, Item XII - Adjustment to the wording, excluding “and”.

Article 54, Item XIII - Adjustment to the wording, excluding “.” and including “; and”.

Article 54, Item XIV - Insertion of a new Item, in accordance with Eletrobras and SEST's guidelines.

Article 55 - Renumbering of Article 54 into Article 55.

Article 55, Sole Paragraph – Adjustment to the wording, in accordance with Eletrobras’ and SEST’s guidelines.

CHAPTER X

Article 56 - Renumbering of Article 55 into Article 56.

Article 57 - Renumbering of Article 56 into Article 57.

Article 58 - Renumbering of Article 57 into Article 58.

Article 59 - Renumbering of Article 58 into Article 59.

Article 60 - Renumbering of Article 59 into Article 60.

CHAPTER XI

Article 61 - Renumbering of Article 60 into Article 61. Adjustment of wording to make the text generic.

Article 62 - Renumbering of Article 61 into Article 62. Exclusion of “controlled companies”.

Article 63 - Renumbering of Article 62 into Article 63.

Article 63, Item I - Adjustment to the wording.

Article 63, Item II - Adjustment to the reference to Item XXXIV of Article 36 of the Articles of Incorporation.

Article 63, Paragraph 2 - Insertion of a new Paragraph, in accordance with Eletrobras' guidelines.

Article 63, Paragraph 3 - Renumbering of Paragraph 2 into Paragraph 3.

Article 63, Paragraph 4 - Renumbering of Paragraph 3 into Paragraph 4.

Article 64 - Renumbering of Article 63 into Article 64.

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Article 65 - Renumbering of Article 64 into Article 65. Adjustment to the wording, in accordance with the wording of Article 36. Approval of health care plans and supplemental pension plans to be under the responsibility of the Board of Directors.

CHAPTER XII - General

Article 66 - Renumbering of Article 65 into Article 66, in accordance with the wording of the legal provisions.

Article 66 - Exclusion of the full text of the existing Article 66 and its Paragraphs 1 and 2, in accordance with Eletrobras’ guidelines.

Article 67 - Adjustment to the wording, updating the text.

CHAPTER XIII - Exclusion of CHAPTER XIII Transitional Provisions. There are no more transitional provisions.

Article 69 - Exclusion of the full text of the existing Article 69. The Committee has already been established.

Article 69 - Insertion of a new provision to cover future unifications within the scope of the Executive Board, and not only of areas related to the Board of Directors.

Article 69, Sole Paragraph - Insertion of a new provision to meet the demand from such bodies.

Pursuant to paragraph one of article 126 of the Law 6404 (“Brazilian Corporations Law”) and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (www.eletrobras.com/ir) and the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) website (www.b3.com.br).

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•      Official ID card with photo;

•      The latest corporate document (bylaws or articles of association), in the case of a legal entity;

•      Power of attorney granted by shareholder;

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Considering the situation that has been reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the meeting will be held exclusively in digital manner, which is why the shareholder participation can only be:

(a) through Voting Ballot, with detailed instructions on the documentation required for remote voting are contained in the Ballot that can be accessed on the websites mentioned above; and

(b) through the Digital Platform, in person or by a proxy duly constituted under the terms of article 21-C, §§2 and 3 of IN CVM 481, in which case the shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Ballot; or (ii) participate and vote in the EGM, noting that as for the shareholder who has already sent the Voting Ballot and that, if he wishes, votes in the Meeting by the Digital Platform, all voting instructions received through the Voting Ballot will be disregarded.

Shareholders wishing to participate in the EGM via the Digital Platform must access the Company's website, at http://www.eletrobras.com/AssembleiaVirtual and complete its registration, and after confirming the registration and receiving the registration password, attach all documents required to qualify for participation and/or vote in the EGM, at least 2 (two) days in advance of the date designated for the EGM, that is, until January 26, 2021. The following documents shareholders will be required to qualify and participate and/or vote in the EGM via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with photo of the attorney, and such attorney must be another shareholder or lawyer regularly registered with the Brazilian Lawyers Association; or (b) if a legal entity, (i) updated constitutive acts of the shareholder and the act that invests the representative (s) with sufficient powers for representation within the EGM, duly registered with the competent bodies, together with the official document photo ID of the representative(s); (ii) if necessary, a power of attorney duly granted under the terms of the law and/or the constituent acts of the shareholder, together with the official identity document with a photo of the attorney.

After sending all supporting documents, the shareholder or attorney-in-fact, as the case may be, will receive an invitation with an individual password to access the Digital Platform. Pursuant to article 5, paragraph 3 of CVM Instruction 481, access to the Digital Platform will not be allowed to shareholders who do not present the necessary participation documents within the term provided herein and as detailed in the Management Proposal.

The Company clarifies that, exceptionally for this EGM, it will dispense the need to send the physical copies of the shareholder representation documents to its office, as well as the signature of the grantor in the power of attorney to represent the shareholder, notarization, consularization, the apostille and sworn translation of all documents representing the foreign shareholder, simply sending a simple copy of the original copies of such documents through the website mentioned above.

Detailed information on the rules and procedures for participation and/or remote voting in the EGM, including guidelines for sending the Remote Voting Bulletin, are contained in the Management Proposal available on the CVM (www.cvm.gov.br) and Company (www.eletrobras.com/ri). Guidelines on access to the Digital Platform and rules of conduct to be adopted at the EGM will be sent to each shareholder together with an invitation with an individual password to access the Digital Platform.

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The Company's decision to hold the EGM exclusively digital, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of ICVM 481, was due to the extraordinary context that the country is going through and the rest of the world, due to the COVID-19 pandemic, where the transit of people is being limited by the competent authorities and which, including the opening of airspace and transit through airports, is one of the aspects of greatest instability. Thus, the realization of EGM exclusively digitally reduces the need for air travel and the health risk of all EGM participants, facilitating the participation of shareholders and others involved in the realization of EGM. Through this decision, the Company reiterates its commitment to the adoption of measures to combat the pandemic of COVID-19 and to the safety of its shareholders and employees and the communities in the regions where it operates.

The resolutions at the EGM shall be taken by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Company websites (www.eletrobras.com/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation related to the business which shall be addressed at the Annual Shareholders’ Meeting and Extraordinary General Meeting, under the terms of the Brazilian Corporations Law CVM Instruction 481.

Brasilia, December 18, 2020.

Jose Guimarães

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.	Procedures inherent to the EGM

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeeting, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

1.1.	Voting Right

•                 Shareholders holding Common shares:

They will have the right to vote on all items on the Agenda.

1.2.	Opening of the Extraordinary General Meeting

Under article 135 the Brazilian Corporate Law, for the installation of the Extraordinary General Meeting at the first call, the skilled attendance of shareholders and/or their legal representatives holding a stake corresponding to at least 2/3 (two thirds) of the Company's voting share capital will be required.

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If the said percentage is not reached, a new call will be made, at least 08 (eight) days in advance, after which the Extraordinary General Meeting will be installed through the presence of any number of shareholders.

1.3.	Qualification and Participation in the Extraordinary General Meeting

Representation at the Extraordinary General Meeting

Pursuant to paragraph 1 of article 126 of the Brazilian Corporation Law and the decision of the I. CVM Board in CVM case RJ-2014/3578, rendered on November 4, 2014, the shareholder may be represented at the Extraordinary General Meeting in one of the following ways: (a) if a natural person, by attorney-in-fact constituted less than 1 (one) year (who is shareholder, company administrator or lawyer regularly enrolled in the Brazilian Lawyers Association), (b) if legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its constituent acts and in accordance with the rules of the Brazilian Civil Code, (c) as an investment fund, by its administrator and/or manager or, attorney-in-fact entitled in terms of its constitutive acts and in accordance with the rules of the Brazilian Civil Code.

Documents for Participation in Extraordinary General Meeting

To participate in EGM, the Shareholders should be holders of shares issued by the Company, upon presentation of the following documents:

(a) in case of a natural person, copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney in-fact, a copy of the power of attorney signed with less than 1 (one) year together with the official identity document with photo of the attorney, and such attorney to be another shareholder or lawyer regularly enrolled in the Brazilian Lawyers Association; or

(b) in case legal entity, (i) a copy of the current constituent acts of the shareholder and of the act that invests the representative with sufficient powers for representation in the scope of the EGM, duly registered in the competent bodies, together with the official photo ID of the representative(s); (ii) if it is the case, an instrument of mandate duly granted pursuant to the law and/or the constitutive acts along with the attorney's official photo ID.

For the purposes of the documents provided for in item (b), the Company will abide by statutes and articles of association and minutes of corporate bodies that elect the representatives of the corporate shareholder, in a certificate issued by the respective registration body, attesting to the registration of the document or act registered.

In the case of investment funds, the representative must prove its quality as administrator of the fund or attorney-in-fact duly appointed by him, in accordance with the applicable legislation.

The aforementioned documents must be submitted by the shareholder up to 2 (two) days before the date designated for the EGM, that is, until January 26, 2021, exclusively through the website address: http://www.eletrobras.com/AssembleiaVirtual

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Registration and Accreditation for Distance Participation in EGM

The shareholder who wishes to participate in the EGM, to express himself/herself and/or vote, via digital platform, must fill in all the registration data at http://www.eletrobras.com/AssembleiaVirtual. After receiving an email confirming the registration, the Shareholder must attach all (complete) supporting documents of qualification (as listed above) at the said website address, at least 2 (two) days before the date designated for the EGM, or that is, until January 26, 2021.

The Company will provide verification of the documents and the shareholder will be informed exclusively through the electronic address he has provided in his registration regarding his accreditation for participation in the EGM. In case of insufficient documentation, the shareholder must complement the documentation at the same address http://www.eletrobras.com/AssembleiaVirtual, until January 26, 2021.

In the case of an attorney, he must register with his data at http://www.eletrobras.com/AssembleiaVirtual. After receiving a registration confirmation email, he must, through the same website, indicate each shareholder who will represent and attach the respective documents proving the status of shareholder and representation, under the terms mentioned above. The attorney-in-fact will receive an individual e-mail about the qualification status of each registered shareholder in his register and will provide, if necessary, the completion of documents. The attorney-in-fact who may represent more than one shareholder will only be able to vote for the EGM by the shareholders who have their qualification confirmed by the Company.

After sending all the supporting documents of qualification, the shareholder or attorney-in-fact, as the case may be, will receive an invitation with an individual password to access the Digital Platform and other rules of conduct to be adopted at the EGM. Each invitation will have an identification (“ID”) and a password, which will authorize only a single access to the EGM.

It should be noted that holders of ADRs participate and vote in meetings only and exclusively through their representative, Banco Bradesco S.A., as depositary financial institution, observing the terms and procedures established in the “Depositary Agreement” entered into with Eletrobras.

Access to the EGM via the Digital Platform will be restricted to shareholders or their attorneys who are accredited under the terms of this Management Proposal (“Accredited Shareholders”). The Company warns that shareholders who do not submit the request and the necessary participation documents within the period required here will not be able to participate in the EGM.

Accredited Shareholders or their attorneys undertake to: (i) use the individual invitations solely and exclusively for the remote monitoring of the EGM, (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, the invitation being non-transferable, and (iii) not recording or reproducing, in whole or in part, nor transferring, to any third party, shareholder or not, the content or any information transmitted by virtual means during the performance of the EGM.

If a specific Accredited Shareholder does not receive an individual invitation for virtual access at the EGM up to 8 (eight) hours before the start time of the EGM, you should contact the Investor Relations department of the Company through the email assembleiavirtual@eletrobras.com up to 4 (four) hours before the EGM start time.

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Participation in the EGM via Digital Platform

The Accredited Shareholder who participates through the electronic system provided by the Company will be considered present at the EGM (being able to exercise their respective voting rights) and sign the respective minutes, pursuant to article 21-V, item III and sole paragraph, of the CVM Instruction 481.

In turn, the shareholder who has already sent the Voting Bulletin may also, if he wishes, register to participate in the EGM through the Digital Platform, provided that he does so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Ballot; or (ii) participate and vote in the EGM, noting that, as for the shareholder who has already sent the Voting Ballot and who, if he wishes, votes in the EGM, all voting instructions received through the Voting Ballot will be disregarded .

It should be noted that the Digital Platform meets the requirements provided for in article 21-C, §1 of CVM Instruction 481, which are: (i) the possibility of manifesting and simultaneous access to documents presented during the EGM that have not been previously made available; (ii) the full recording, by the Company, of the EGM; and (iii) the possibility of communication between the shareholders present.

Accredited Shareholders who enter the electronic system, from now on, authorize the Company to use any information contained in the EGM record to: (i) record the possibility of manifesting and viewing the documents presented during the EGM; (ii) registration of the authenticity and security of communications during the EGM; (iii) registration of the presence and votes cast by the participating shareholders; (iv) compliance with the legal order of competent authorities; and (v) defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

The Accredited Shareholder who wishes to express an opinion on a specific matter on the EGM Agenda must use the Digital Platform to register such request, so that, in the order in which they are received by the board, the Accredited Shareholder is given the floor, through the opening your audio. In order to maintain the good performance of the EGM, a maximum time can be established for the manifestation of each participating shareholder.

Any manifestations made in writing, sent to the EGM table to the email assembleiavirtual@eletrobras.com until the end of the EGM, by any Accredited Shareholder or its attorney, will be attached to the respective minutes, if there is an express request.

The participating shareholder who wants to speak to make a statement on any matter not related to the EGM's agenda must use the usual channels of contact with the Company, through the Investor Relations department.

The Company is not responsible for connection problems that the Accredited Shareholders may face and other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of the Digital Platform with the equipment of the Accredited Shareholder.

The Company also strongly recommends that Accredited Shareholders (i) carry out tests and become familiarized with the Webex tool in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the EGM day; and (ii) access the Digital Platform at least 30 (thirty) minutes before the start of the EGM, in order to avoid possible operational problems.

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In order to assist its shareholders, the Company will provide remote technical support and provide the Accredited Shareholders with a guide with basic instructions for accessing the EGM through the Digital Platform.

Any doubts or clarifications on the above issues may be resolved or obtained, as the case may be, by contacting the Investor Relations Department, by e-mail assembleiavirtual@eletrobras.com.

Distance Voting

Pursuant to the authority provided in CVM Instruction 481, Eletrobras will make available to the EGM the possibility of participation at a distance through the Distance Voting Ballot ("Voting Ballot"), whose model was made available on the websites of the Company (www.eletrobras.com/ir), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In order to participate in the EGM in this modality, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the Bookkeeping Agent of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Company's network of bank branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent. Shareholders or their representatives should appear at any bank branch of the Bookkeeping Agent, with a valid original document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents should be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should observe by the following rules:

(i)           Considering the situation that has been reported about the COVID-19 (“coronavirus”) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, which affects the activities carried out in person by the Company's employees, the Voting Ballot will only be received when sent by e-mail, to the following email address: ombudsman-ri@eletrobras.com. Thus, being, exceptionally for this EGM, the Company will not require the sending of the originals to the Company;

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(ii)          The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii)         The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.3 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However, it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the General Meeting pursuant to art. 21-B of CVM Instruction 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballots presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

2.	Clarifications on matters to be deliberated at EGM

The Secretariat of Coordination and Governance of State Enterprises - SEST forwarded to Eletrobras the Circular Letter SEI No. 1386/2020/ME, in which the Secretariat informs that it has completed the reform of the bylaws that should serve as a model for state federal companies under direct control of the Union and advises state companies to make the adaptation to the said new.

According to SEST, the new social statute model aims at convergence with the guidelines recommended by the Organization for Economic Cooperation and Development – OECD regarding corporate governance of state-owned enterprises, in addition to seeking alignment with the best corporate governance practices adopted by Brazilian publicly traded companies, as well as with recommendations made by entities specialized in corporate governance.

In addition to the SEST proposals, the Company considered that other changes to the bylaws were appropriate, and presented the reform and consolidation of the Company's Bylaws, aligning it with the new model elaborated by SEST.

In Annex 02 of this Proposal of the Administration, the changes promoted in the wording of the Company's Bylaws, origin and justification, as well as the legal and economic effects of the same, as required by Article 11 of CVM Instruction No. 481/09 are evidenced.

The consolidated version of the Company's Bylaws, considering all the adjustments proposed in this Management Proposal, is in Annex 03 to this Management Proposal.

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3.	Benefits and Costs of the Proposal

Benefits

Adequacy of the Bylaws of Eletrobras to the model proposed by SEST to the guidelines recommended by the Organization for Economic Cooperation and Development – OECD regarding corporate governance of state-owned enterprises, in addition to seeking alignment with the best corporate governance practices adopted by Brazilian publicly traded companies.

Costs

The new bylaws, with the proposed reform, contemplates the signing of contracts that may result in additional expenditure of resources by the company, according to the analysis contained in annex 2.

In addition, the actions resulting from the decisions of the governance bodies, as well as their remuneration, must comply with the strategic guidelines of the company and the applicable legal provisions.

4.	Conclusion of Administrators

In view of all that has been exposed, the Company's Board of Directors, unanimously of those present, approved the reform of the Bylaws and its submission to the General Meeting of Shareholders, pursuant to this Proposal of the Administration and its annexes, and recommends that the Shareholders carefully read all the documentation made available to them in relation to the proposed resolutions, as well as to approve them at the end.

Brasilia, December 18 2020.

Jose Guimarães

Chairman of the Board of Directors

LIST OF ANNEXES – EGM

All documents related to the matter to be resolved by the 180th EGM are available to shareholders on the Company's website (www.eletrobras.com/elb/age), as listed below:

ANNEX 01 – Official Letter SEI 1386/2020/ME

ANNEX 02 – Changes to be done in Bylaws, with comparative table and legal and economic effects

ANNEX 03 – Consolidated Bylaws with changes proposed

ANNEX 04 - Legal opinion;

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The Company, through its Market Relations Department, by calling (55) (21) 2514-6333 or (55) (21) 2514-6331 and ombudsman-ri@eletrobras.com is at your entire disposal for further inquiries. clarifications about the 180th Extraordinary General Shareholders' Meeting.

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ANNEX 01

Official Letter SEI 1386/2020/ME

Free Translation

Subject: New Bylaws Model of the State-Owned Companies

Mr President

1.	At the time that I cordially complied, I inform that this Secretariat, within the scope of its duties, established in article 98, item VI, item "d" of Annex I of Decree 9745, of April 8, 2019, concluded the reformulation of the model bylaws for the largest and smallest federal state companies.

2.	The new model bylaws aims at convergence with the guidelines recommended by the Organization for Economic Cooperation and Development - OECD in relation to the corporate governance of state-owned companies. In addition, we sought to align the model bylaws with the best corporate governance practices adopted by publicly traded Brazilian companies, as well as with the recommendations issued by entities specialized in corporate governance.

3.	As appropriate, we clarify that this Secretariat, in coordination with the Attorney General's Office of the National Treasury - PGFN, will establish a timetable for the adaptation of the bylaws of federal state companies directly controlled by the Federal Government. It should be noted that the subsidiaries' bylaws will be changed later so that they are equally aligned with such practices.

4.	By the way, we inform that the model bylaws for the largest and smallest state-owned companies are available on the following website: https://www.gov.br/economia/pt-br/assuntos/planejamento/empresas-estatais/publicacoes.

Sincerely

AMARO LUIZ DE OLIVEIRA GOMES

Secretary

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ANNEX 02

Changes to be done in Bylaws, with comparative table and legal and economic effects

CURRENT ARTICLES OF INCORPORATION OF ELETROBRAS	PROPOSAL OF AMENDMENT TO THE ARTICLES OF INCORPORATION OF CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS	JUSTIFICATION
CHAPTER I Name, Organization, Headquarters and Corporate Object	No changes made

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a government-owned publicly-held company incorporated in accordance with the provisions under Law No. 3.890-A, dated April 25, 1961, and organized pursuant to these Articles of Incorporation.

	Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a government-owned publicly-held company incorporated in accordance with the provisions under Law No. 3.890-A, dated April 25, 1961, and organized pursuant to these Articles of Incorporation and by Law No. 13.303, dated June 30, 2016, and No. 6.404, dated December 15, 1976, by ordinances and other applicable laws.	Adjustment to the wording, in accordance with Eletrobras’ guidelines. No economic effect. Legal effect - conforming to become consistent with the applicable laws
Article 2 Eletrobras, as a government-controlled entity, shall be governed by Law No. 13,303/2016 and its regulations, by corporation laws, by the special provisions of federal laws, where applicable, and these Articles of Incorporation.	~~Article 2 Eletrobras, as an indirect Public Administration entity, shall be governed by Law No. 13303 of 2016 and its regulations, by the corporation laws, by the special provisions of the federal laws, where applicable, and these Articles of Incorporation.~~	Exclusion of the full text of the existing Article 2. Provisions already established in the Articles of Incorporation. No economic effect. No legal effect.
Sole Paragraph. The company, its shareholders, managers, and members of the Fiscal Board shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).	Article 2 - The company, its shareholders, managers, and members of the advisory committees and the Fiscal Board shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).	Renumbering of the Sole Paragraph from the existing Article 2 into Article 2. Adjustment to the wording, inserting advisory committees, as adopted by the company. No economic effect. No legal effect.
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Article 3 Eletrobras' registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or by way of subsidiaries or companies which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices in Brazil or abroad.	Article 3 - Eletrobras' registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or by way of subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.	Insertion of “branches”. Possibility of opening offices and “branches” in Brazil or abroad. No economic effect. No legal effect.
Paragraph 1 - Eletrobras, directly or by means of its subsidiaries or controlled companies, may associate with other parties, either disbursing monies or not, thus establishing business consortia or holding interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission or distribution of electricity.	Paragraph 1 - Eletrobras, directly or by means of its subsidiaries ~~controlled companies~~ may associate with other parties, either monies funds or not, thus establishing business consortia or holding interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.

Insertion of “trading”. Exclusion of “or controlled companies.” “Trading” already features in the corporate object, its Insertion is aimed at avoiding restriction as of associations under Article 4. Subsidiaries and controlled companies shall have the same meaning, pursuant to Law No. 13,303/16.

No economic effect.

No legal effect.

Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or by way of its subsidiaries or controlled companies, intended to carry out the provisions under paragraph one of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.	Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or by way of its subsidiaries ~~or controlled companies~~, intended to carry out the provisions under paragraph one of this Article, shall be conditioned to the prior authorization of at least two thirds of of the Board of Directors.	Exclusion of “or controlled companies”. No economic effect. No legal effect.
Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the fundraising necessary to accomplish its corporate purpose, as well as that of its controlled companies or subsidiaries, and may delegate to them such task, as set forth in the Scope Policy.	Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the fundraising necessary to accomplish its corporate purpose, as well as that of its ~~controlled companies or~~ subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.

Exclusion of “controlled companies”. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

No economic effect.

No legal effect.

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Paragraph 4 - In the subsidiaries that Eletrobras may establish, with prior legislative authorization, the general principles of Law No. 3,890-A/1961 will also be abided by.	~~Paragraph 4 - In the subsidiaries where Eletrobras may establish, by means of prior legislative authorization, the general principle of Law No. 3890-A,of 1961, shall also be abided by, accordingly.~~ 	Exclusion of the full text of the existing Paragraph 4. This provision shall be found in Article 3, Paragraph 2 of Decree No. 4,559/2002. No economic effect. No legal effect.
Paragraph 5 - Subsidiaries shall abide by administrative, financial, technical and accounting rules established by Eletrobras.	Renumbered	Renumbering of Paragraph 5 into Paragraph 4. No economic effect. No legal effect.
Paragraph 6 - Eletrobras’ representatives in the management of companies, subsidiaries or not, in which it holds shares, shall be appointed by Eletrobras’ Board of Directors, according to the legal criteria, these Articles of Incorporation and the Appointment Policy of Eletrobras companies.	Paragraph 5 - Eletrobras’ representatives in the management of companies, subsidiaries or not, in which it holds shares, shall be appointed by Eletrobras’ Board of Directors, according to the legal criteria, these Articles of Incorporation, and internal regulations established by Eletrobras, provided that Eletrobras's or the subsidiary's employees shall be preferably appointed for such roles.

Renumbering of Paragraph 6 into Paragraph 5. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies.

No economic effect.

No legal effect.

No corresponding provision.	Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive and fiscal in their investees, associations, and foundations, shall be forwarded to Eletrobras for screening of the legal requirements, and for prior approval pursuant to the authority level defined in Eletrobras’ internal regulations.	Insertion of a new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
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No corresponding provision.	Paragraph 7 - The appointments for the positions of Chief Executive Officer of Eletrobras subsidiaries of shall be carried out by Eletrobras’ Board of Directors, notwithstanding the authority of the subsidiaries’ Boards of Directors to decide on the appointment of their respective officers.	Insertion of a new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
Article 4 The corporate purpose of Eletrobras is:	No changes made
I - to carry out assessments, projects, construction and operation of electricity plants, transmission and distribution lines and implement corporate actions arising from such activities, such as the trading of electricity;	No changes made
II - to cooperate with the Ministry of Mines and Energy to which it is connected in order to plan Brazil’s energy policy;	No changes made
III - to grant funding to public services concession companies under its control, and provide financial guarantee, in Brazil or abroad, in their favor, as well as purchase debentures they issuance;	~~III - to grant funding to electricity public utilities under its control, and post bond, domestically or abroad, in their favor, as well as purchase debentures of their issuance;~~	Exclusion of the full text of Item III, in accordance with Eletrobras’ guidelines. This provision shall be found in Article 4, Item III of Decree No. 4,559/2002. No economic effect. No legal effect.
IV - to grant funding and provide financial guarantee, in Brazil or abroad, in favor of the technical and scientific research entities under its control;	~~IV - to grant funding and post bond, in Brazil or abroad, in favor of the technical and scientific entities of research under its control;~~	Exclusion of the full text of Item IV. This provision shall be found in Article 4, Item IV of Decree No. 4,559/2002. No economic effect. No legal effect.
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V - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes;	Provision renumbered	Renumbering of Item V as Item III. No economic effect. No legal effect.
VI - to contribute to the training of the technical personnel needed for the Brazilian electricity industry and the preparation of qualified workers by means of specialized courses, fund Brazil's educational institutions or support scholarships abroad and sign agreements with entities that collaborate in the training of specialized technical personnel;	~~VI - to contribute to the training of the technical personnel necessary for the Brazilian electricity industry, as well as the preparation of qualified workers, by means of specialized courses, and may also grant assistance to the country’s educational establishments or scholarships abroad and sign agreements with Entities that collaborate in the training of specialized technical personnel;~~ 	Exclusion of the full text of Item VI. This provision shall be found in Article 4, Item VI of Decree No. 4,559/2002. No economic effect. No legal effect.
VII - to cooperate in a technical and administrative capacity with companies in which it holds capital stock and with agencies of the Ministry to which it is connected;	~~VII - to technically and administratively cooperate with the companies in which capital it holds interest and with agencies of the Ministry to which it is connected;~~	Exclusion of the full text of Item VII. This provision shall be found in Article 4, Item VII of Decree No. 4,559/2002. No economic effect. No legal effect.
VIII - to participate in technical, scientific and business associations or organizations of regional, national or international scope of interest to the electricity industry;	~~VIII - to participate in technical, scientific and business associations or organizations of regional, national or international scope, of interest to the electricity industry;~~	Exclusion of the full text of Item VIII, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
IX - to participate, as set forth under the law, in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.	Provision renumbered	Renumbering of Item IX as Item IV. No economic effect. No legal effect.
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CHAPTER II Obligations	CHAPTER II Obligations and Responsibilities arising from Legal and Voluntary Areas	Adjustment to the title of the chapter, in accordance with the SEST Template and to its new Assignment. No economic effect. No legal effect.
Article 5 -In accordance with current legal provisions, Eletrobras shall have the following obligations, among others:	Article 5 – Eletrobras' activities may be guided by the Federal Government whenever in line with its corporate purpose, in order to contribute to the public interest that justified its creation..	Replacement of the existing text by the full text of the SEST Model, adapted to Eletrobras. No economic effect. No legal effect.
No corresponding provision.

Paragraph 1 - In the exercise of the prerogative referred to in the above provision, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private company that conducts business in the same market, if:

I – it is provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish them, subject to the complete transparency of such instruments; and

II – to have their costs and revenues broken down and disclosed in a transparent manner, including their accounting statements.

Insertion of the full text of the SEST Model, adapted to Eletrobras in Paragraph 1 and Items I and II. No economic effect. No legal effect.
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No corresponding provision.

Paragraph 2 - When guided by the Federal Government to contribute to the public interest, Eletrobras shall only undertake obligations or responsibilities:

I - that fulfill market conditions; or

II - that comply with the provisions of items I and II of the above paragraph, and, in this case, the Federal Government shall offset Eletrobras, in each financial year, for the difference between market conditions and the operating result or revenues arising from the obligation undertaken.

Insertion of the full text of the SEST Model, adapted to Eletrobras in Paragraph 2 and Items I and II. No economic effect. No legal effect.
No corresponding provision.	Paragraph 3 - The exercise of the prerogatives referred to in the paragraphs above shall be the subject of an Annual Letter, signed by the Board of Directors, pursuant to Article 8, Item I, of Law No. 13,303/2016.	Insertion of the full text of the SEST Model, adapted to Eletrobras. No economic effect. No legal effect.
I - operationalize programs for universal access to electricity;	~~I - operationalize programs for universal access to electrical energy;~~	Exclusion of the full text of Item I. The provision from the caption of Article 5 shall encompass these specific activities related to the public interest. No economic effect. No legal effect.
II - guide its actions to seek sustainability by means of economic, financial, social and environmental balance in operations and business opportunities;	~~II - guide its actions seeking sustainability by means of economic, financial, social and environmental balance in operations and business opportunities;~~	Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). No economic effect. No legal effect.
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III - support activities connected to the promotion and encouragement of the national industry of materials and equipment for the electric energy sector, mainly focusing on the activities of CEPEL - Electrical Energy Study and Research Center;	~~III - support activities connected to the promotion and encouragement of the national industry of materials and equipment for the electric energy sector through the performance of CEPEL - Electrical Energy Study and Research Center;~~

Exclusion of the full text of Items III and IV. The provisions from the caption of Article 5 shall encompass these specific activities related to the public interest.

No economic effect.

No legal effect.

IV - execute programs, projects and activities to encourage and guide consumers aiming at efficient energy use;	~~IV - execute programs, projects and activities to encourage and guide consumers aiming at the efficient energy use;~~

Exclusion of the full text of Items III and IV. The provisions from the caption of Article 5 shall encompass these specific activities related to the public interest.

No economic effect.

No legal effect.

V – draft and disclose the Code of Ethics and Conduct of Eletrobras Companies in accordance with company principles and values and with applicable laws;	~~V – draft and disclose the Code of Ethics and Conduct of Eletrobras Companies in accordance with company principles and values and with current laws;~~	Exclusion of the full text of Items V. Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). No economic effect. No legal effect.
VI - comply with and respect the Compliance Program of Eletrobras Companies;	~~VI - observe and respect the Compliance Program of Eletrobras Companies;~~	Exclusion of the full text of Items VI. Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). No economic effect. No legal effect.
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VII – comply with and require its subsidiaries to comply with transparency requirements set forth in applicable laws; and	~~VII – observe and have its subsidiaries observe transparency requirements set forth in current laws; and~~	Exclusion of the full text of Items VII. Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). No economic effect. No legal effect.
VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the US Foreign Corrupt Practices Act of 1977, 15 USC §78-dd- 1, et seq., as amended, hereinafter referred to as FCPA, and Law No. 12,846/2013, as well as any applicable anti-bribery and anti-corruption legislation, or any other legislation, rule or regulation of similar purpose and effect, and refrain from engaging in any conduct that may be prohibited to persons subject to the FCPA and Brazilian anti-corruption legislation.	~~VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the US Foreign Corrupt Practices Act of 1977, 15 USC §78-dd- 1, et seq., as amended) and its subsequent amendments, hereinafter referred to as FCPA, and Law 12.846/2013, as well as any applicable anti-bribery and anti-corruption legislation, or any other legislation, rule or regulation of similar purpose and effect, refrain from engaging in any conduct that may be prohibited to persons subject to the FCPA and the Brazilian anti-corruption legislation.~~	Exclusion of the full text of Items VIII. Reallocation of the adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). No economic effect. No legal effect.
No corresponding provision	Article 6 - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3890-A/61, 10438/2002, and 9991/2000.	Insertion of a new Article 6. Provision included as a result of the exclusion of Items of the previous Article. No economic effect. No legal effect.
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Article 6. Eletrobras shall take applicable measures for its administrators, agents, employees or anyone else acting in its behalf, as well as of its subsidiaries, administrators, agents, employees and anyone else acting on their behalf to proceed in accordance with the provisions of the Code of Ethics and Conduct of Eletrobras Companies, FCPA and Brazilian anticorruption laws.

Article 7 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries ~~controlled companies~~, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.

Renumbering of Article 6 into Article 7 and adjustment to the wording. The name of Code of Ethical Conduct and Compliance was updated. The full name of the FCPA was included to the caption of Article 7. Its abbreviation was included to the Sole Paragraph, Item IV.

No economic effect.

No legal effect.

No corresponding provision	Sole Paragraph: Eletrobras shall conduct its business, investments, and interactions with stakeholders in accordance with the following ideals and guidelines:	Insertion of a Sole Paragraph, in accordance with Eletrobras’ guideline. No economic effect. No legal effect.
No corresponding provision	I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;	Insertion of a new Item. Reallocation of the existing Article 5, Item II, with adjustment to the wording. No economic effect. No legal effect.
No corresponding provision	II - compliance with the Eletrobras Companies’ Compliance Program;	Insertion of a new Item. Reallocation of the existing Article 5, Item VI, with simplification of the wording. No economic effect. No legal effect.
No corresponding provision	III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;	Insertion of a new Item. Reallocation of the existing Article 5, Item VII, with improvement of the wording. No economic effect. No legal effect.
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No corresponding provision	IV - conduct in full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12,846/2013, and any other anti-bribery and anti-corruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the company, refraining from practicing any conduct prohibited by said regulations; and	Insertion of a new Item. Reallocation of the existing Article 5, Item VIII, with updating of the wording No economic effect. No legal effect.
No corresponding provision	V – compliance with the ideals and rules provided in the voluntary self-regulation instruments handed down by Eletrobras' Board of Directors.

Insertion of a new Item. Reinforcement of the Company’s message on the trend of adoption of compliance methods, especially on the best environmental, social, and corporate governance practices.

No economic effect.

No legal effect.

CHAPTER III Capital Stock, Shares, and Shareholders	No changes made
Article 7. The capital is BRL39,057,271,546.52 (Thirty-Nine Billion, Fifty-Seven Million, Two Hundred Seventy-One Thousand, Five Hundred Forty-Six Brazilian Reais and Fifty-Two Cents), divided into 1,288,842,596 (One Billion, Two Hundred Eighty-Eight Million, Eight Hundred Forty-Two Thousand and Five Hundred Ninety-Six) common shares, 146,920 (One Hundred Forty-Six Thousand, Nine Hundred and Twenty) class “A” preferred shares, and 279,941,394 (Two Hundred Seventy-Nine Million, Nine Hundred Forty-One Thousand, Three Hundred and Ninety-Four) class “B” preferred shares, all without par value.	Provision renumbered	Renumbering of Article 6 into Article 8. No economic effect. No legal effect.
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Article 8. Eletrobras’ shares shall be:	Provision renumbered	Renumbering of Article 8 into Article 9. No economic effect. No legal effect.
I - common registered voting shares; and	No changes made
II - preferred registered shares without right to vote in Shareholders’ Meetings.	No changes made
Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.	No changes made
Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits set by CVM (the Brazilian Securities and Exchange Commission).	No changes made
Article 9. Preferred shares may not be converted into common shares and shall be prioritized in capital reimbursement and in distribution of dividends.	Provision renumbered	Renumbering of Article 9 into Article 10. No economic effect. No legal effect.
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Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per annum on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.	No changes made
Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of six percent per annum on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.	No changes made
Paragraph 3 - The preferred shares shall also partake, under equal conditions, with the common shares in the distribution of dividends, after which the lower band of the minimum dividends provided in Paragraphs 1 and 2 above shall be guaranteed, subject to the provisions of Paragraph 4.	No changes made
Paragraph 4 - Preferred shares shall be entitled to receiving dividends, which shall be apportioned per share at least ten percent higher than the dividend paid to each common share.	No changes made
Article 10. Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.	Provision renumbered	Renumbering of Article 10 into Article 11. No economic effect. No legal effect.
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Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock. The Federal Government shall subscribe, in common shares, a sufficient quantity to guarantee a minimum of fifty percent plus one share of the voting capital.	No changes made
Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of two thirds of preferred shares relating to the total shares issued.	No changes made
Article 11. The payment of the shares shall comply with the rules and conditions established by the Board of Directors.	Provision renumbered	Renumbering of Article 11 into Article 12. No economic effect. No legal effect.
Sole Paragraph. The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be put in default following legal requirements, in addition to inflation adjustment, interest of twelve percent per annum, and a penalty of ten percent on the amount of the overdue installment.	No changes made
Article 12. Eletrobras may issue multiple share titles.	~~Article 12. Eletrobras may issue multiple share titles.~~	Exclusion of the full text of the existing Article 12. Loss of rationale after the suppression of bearer shares. No economic effect. No legal effect.
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Paragraph 1 - Splits shall be made at the shareholder’s request, at the expense of the replacement of the securities, which may not exceed their value.	~~Paragraph 1 - The groupings or splits shall be made at the shareholder’s request, at the expense of the replacement of the securities, which may not exceed the cost.~~

Exclusion of the full text of the existing Paragraph 1. The interests of reverse split are made by the company and brought to the interest of the Shareholders' Meeting.

No economic effect.

No legal effect.

Paragraph 2 - The services of conversion, transfer and split of shares may be temporarily suspended, following the standards and limitations established in the applicable laws.	~~Paragraph 2 - The services of conversion, transfer and split of shares may be temporarily suspended, abiding by the standards and limitations established in the applicable laws.~~	Exclusion of the full text of the existing Paragraph 2. Provision in the applicable law. No economic effect. No legal effect.
Article 13. Eletrobras may issue government backed non-convertible bonds and debentures.	No changes made
Article 14. Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.	No changes made
Article 15. The redemption of shares of one or more classes may be undertaken upon resolution of a Special Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares.	No changes made
CHAPTER IV Shareholders’ Meeting	No changes made
Article 16. The Shareholders’ Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously set, to:	No changes made
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I - review the managers’ accounts and examine, discuss and vote on financial statements;	No changes made
II - decide the allocation of the net profit for the year and the distribution of dividends; and	No changes made

III - elect and remove the members of the Board of Directors and the Fiscal Board, and set the compensation of the administrators and Fiscal Board members, when applicable, complying with applicable laws.

III - elect and remove the members of the Board of Directors and the Fiscal Board, and set the compensation of the managers, Fiscal Board members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Incorporation, in compliance with the applicable laws.

Adjustment to the wording. Possibility of appointing an external member of the People Committee, in accordance with the SEST Model.

Economic effect - the compensation of the governance bodies shall comply with the applicable laws and the meeting provisions.

No legal effect.

No corresponding provision	Sole Paragraph: The Board of Directors, by means of its Chairman, shall make non-binding recommendations to Eletrobras' shareholders, of a non-binding nature, for the election appointment of new members for this collective body, considering their advisable professional profile and background, based on the results of their performance appraisal, referral policy guidelines , and succession career plan.	Insertion of a Sole Paragraph, in accordance with Item 3.2 of the SEST Model. No economic effect. No legal effect.
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Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems convenient and, in particular, to deliberate on the following matters:	Article 17. In addition to the issues provided for in Law No. 6,404/1976, and in other statutes and regulations, the Shareholders’ Meeting shall meet, in in-person or remote or partially-remote meetings, pursuant to applicable laws, in particular to deliberate on the following issues:	Adjustment to the wording, pursuant to Law No. 14,030/20 and to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020. No economic effect. No legal effect.
I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;	I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries ~~controlled companies~~;	Adjustment to the wording of Item I. Inclusion of “subsidiaries”, Exclusion of “controlled companies”. No economic effect. No legal effect.
II - change of the capital stock;	No changes made
III - waiver of subscription rights in shares or convertible debentures of controlled companies;	III - waiver of subscription rights in shares or convertible debentures of subsidiaries ~~controlled companies~~;	Adjustment to the wording of Item III. Inclusion of “subsidiaries”, Exclusion of “controlled companies”. No economic effect. No legal effect.
IV - issuance of debentures convertible into shares or their sale, if held by the treasury;	No changes made
V - sale of convertible debentures issued by controlled companies;	V - sale of convertible debentures issued by subsidiaries ~~controlled companies~~;	Adjustment to the wording of Item V. Inclusion of “subsidiaries”, Exclusion of “controlled companies”. No economic effect. No legal effect.
VI - issuance of any other bonds or securities, in Brazil or abroad;	No changes made
VII - spin-off, consolidation, corporate merger, dissolution and liquidation of the company;	VII - spin-off, merger or corporate consolidation~~, dissolution and liquidation~~ of the company;	Adjustment to the wording in accordance with Eletrobras’ guidelines. No economic effect No legal effect
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VIII - exchange of shares or other securities;	VIII - exchange of shares or other securities issued by the company;	Adjustment to the in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders' Meeting of impacted the types and classes;	IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted the types and classes; ~~;~~ and	Correction of punctuation by changing “;” to “and”.
X – redrafting of the Articles of Incorporation;	~~X – reformulation of the Articles of Incorporation;~~

Exclusion of the full text of Item X. Assignment provided for in Article 122, Item I of Law No. 6,404/76. It understands that there is no need to copy ipsis litteris the legal and infralegal attributions that are not subject to express delegation.

No economic effect.

No legal effect.

XI - authorize the company to file civil actions against the administrators for the damages caused to its property;	~~XI - authorize the company to file a civil liability action against the administrators for the damages caused to its property;~~	Exclusion of the full text of Item XI. Assignment provided for in Article 159 of Law No. 6,404/76. No economic effect. No legal effect.
XII - elect and remove liquidators at any time, and review their accounts; and	~~XII - elect and remove liquidators at any time, and judge their accounts; and~~	Exclusion of the full text of Item XII. Assignment provided for in Article 122, Item VIII of Law No. 6,404/76. No economic effect. No legal effect.
XIII – evaluate the assets contributed by shareholders to form capital stock.	~~XIII – valuate the assets contributed by the shareholder for formation of capital stock.~~	Exclusion of the full text of Item XIII. Assignment provided for in Article 122, Item VI of Law No. 6,404/76. No economic effect. No legal effect.
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No corresponding provision	X – approval of the execution of Indemnity Agreements by the company.

Insertion of a new Item, pursuant to the instructions established in CVM Opinion No. 38. Eletrobras’ indemnity agreement is in line with the D&O agreement.

Economic effect - entering into Indemnity Contracts may result in additional expenditure of resources by the company.

No legal effect.

Paragraph 1 - The minimum period between the first meeting summon and the meeting date shall be fifteen days and eight days for the second summon,.	~~Paragraph 1 - The minimum period between the first meeting summon and the date of the Meeting shall be fifteen days and the second call, eight days.~~

Exclusion of the full text of Paragraph 1, in accordance with Eletrobras’ guidelines. The term established in this Paragraph 1 is of legal nature (Article 124, Paragraph 1, Item II of Law No. 6,404/76). As a result of Eletrobras having its shares listed on the NYSE, a minimum term of 30 days between the first notice of meeting and the date of the Meeting shall be applied.

No economic effect.

No legal effect.

Paragraph 2 - The Shareholders’ Meeting may only deliberate on the agenda issues stated in the respective meeting summon summon. General business deliberations are not permitted.	Provision renumbered	Renumbering of Paragraph 2 into Paragraph 1. No economic effect. No legal effect.
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Paragraph 3 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder’s vote being proportional to its stake in the company’s capital.	Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder’s ~~representative~~ vote being proportional to its stake in the company’s capital.	Renumbering of Paragraph 3 into Paragraph 2. No economic effect. No legal effect.
Paragraph 4 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.	Provision renumbered	Renumbering of Paragraph 4 into Paragraph 3. No economic effect. No legal effect.
Paragraph 5 - The voting justifications may be recorded if so willed by the shareholder’s representative.	Paragraph 4 - The voting justifications may be recorded, if so willed by the ~~shareholder’s representative~~  shareholder or its representative.	Renumbering of Paragraph 5 as Paragraph 4. Adjustment of wording. No economic effect. No legal effect.
Paragraph 6 – Abstentions shall be included in the minutes and in the document of the meeting disclosure.	Provision renumbered	Renumbering of Paragraph 6 into Paragraph 5. No economic effect. No legal effect.
Paragraph 7 - The competence to decide on the summon to the Shareholders’ Meeting is incumbent upon the Board of Directors. In the cases provided for by law, this competence is also incumbent upon the Audit Committee and the shareholders.	~~Paragraph 7 - The competence to decide on the invitation to the Shareholders’ Meeting is incumbent upon the Board of Directors. In the cases provided for by law, this competence is also incumbent upon the Audit Committee and the shareholders.~~	Exclusion of the full text of Paragraph 7. Assignment provided for in Article 142, Item IV and in Article 164, Item V of Law No. 6,404/76. No economic effect. No legal effect.
Paragraph 8 - The board that will direct the General Meeting will be comprised of the President of Eletrobras, or his deputy, and by a secretary, appointed from among those present.

Paragraph 6 - The board that shall direct the Shareholders’ Meeting shall be chaired by the Chairperson of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.

Renumbering of Paragraph 8 into Paragraph 6. Adjustment to the wording. The officer shall chair the meeting, in keeping with good governance practices. No economic effect. No legal effect.
Article 18. The meeting summon shall set out conditions for the attendance of shareholders in the Shareholders’ Meeting in compliance with the requirements established by law for such purpose.	No changes made
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Article 19. The shareholder may be represented by an attorney-in-fact at the Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404/1976.	No changes made
Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras’ offices, according to the summon, at least seventy-two hours prior to the Shareholders’ Meeting.	Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered ~~at Eletrobras’ offices~~, according to the call notice. ~~within 72 (seventy-two) hours before the Shareholders’ Meeting~~	Adjustment to the wording, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
Paragraph 2 - The shareholders who attend the meeting and submit the required documentation shall participate in the Special Shareholders’ Meeting.	Paragraph 2 - The shareholders who attend the meeting ~~presenting the required documentation,~~ shall comply with the requirements in the call notice.

Adjustment to the wording, pursuant to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020, given the possibility of a digital meeting.

No economic effect.

No legal effect.

Paragraph 3 - The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of BDR (Brazilian Depositary Receipts) is waived, and the power of attorney shall be filed at the principal place of business of Eletrobras seventy-two hours in advance of the day scheduled for the Shareholders’ Meeting.	Paragraph 3 - The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of ~~depositary receipts~~ Brazilian Depositary Receipts (BDR) is waived, and the power of attorney shall be filed at the principal place of business of Eletrobras seventy-two hours in advance of the day scheduled for the Shareholders’ Meeting.	Adjustment to the wording to correct the full name of BDR. No economic effect. No legal effect.
Paragraph 4 - The representation of the Federal Government at Eletrobras’ Shareholders’ Meetings shall comply with specific federal laws.	No changes made
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Paragraph 5 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the CVM.	No changes made
CHAPTER V Management	No changes made
Article 20. The Management of Eletrobras, under the terms of these Articles of Incorporation and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.	No changes made
Article 21. Only Brazilian natural persons may take up positions in the Management of Eletrobras, Executive Board members shall reside in Brazil, and the management guarantee provided for in the applicable laws may be required for any managerial position.	No changes made
Paragraph 1 - The minutes of a Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the company shall state the qualification of each of the members elected and their term of office, and when the law requires certain requirements for investiture in a management position at Eletrobras, only the person that produces evidence of such requirements shall be elected and take office, with a certified copy being filed at the company’s principal place of business.	No changes made
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Paragraph 2 - The requirements shall be proven by documents, using for such purpose any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.	No changes made

Article 22. The appointment to a management position at Eletrobras shall comply with the requirements set out inapplicable laws, as well as those provided for in the Appointment Policy of Eletrobras Companies.

	Article 22. The appointment to a management position at Eletrobras shall comply with the requirements set out in applicable laws, as well as those provided for in internal regulations established by Eletrobras.	Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies. No economic effect. No legal effect.
Paragraph 1 - Whenever the Appointment Policy furthers the requirements provided in the applicable laws to Members of the Board of Directors of Eletrobras, such requirements shall be submitted to the Shareholders’ Meeting for deliberation.	Paragraph 1 - Whenever the internal regulations established by Eletrobras furthers the requirements provided in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.	Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies. No economic effect. No legal effect.
Paragraph 2 - In addition to the requirements to the appointments referred to in the heading of this article, the person appointed for the position of officer, including the Chairperson, shall have:	No changes made
I - professional experience of at least 05 (five) years in position or function directly connected to the core attributes of the Board.	No changes made
Article 23. The director is not allowed to deliberate on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404/1976. In this case, such person should record the conflict of interest and refrain from discussing the topic.	Article 23. The director is not allowed to deliberate on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404/1976. ~~In this case, such person should record the divergence and refrain from discussing the topic.~~	Adjustment to the wording, in accordance with Item 3.9 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
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No corresponding provision	Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.	Insertion of the new Paragraph 1, in accordance with Item 3.9 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	Paragraph 2 - Any director or committee member may report the conflict of a peer, if their is aware of it, and the collective body shall deliberate on the conflict in accordance with its rules and applicable laws.	Insertion of the new Paragraph, in accordance with Item 3.9 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
Article 24. The directors and executive officers shall be invested in their positions by signing a term of office, signed by the Chairperson and by the director or director in office, in the minutes book of the Board of Directors or in the Board of Executive Officers, as the case may be.	Article 24. Directors, officers and members of committees under the Articles of Incorporation shall be invested in their positions upon signing a specific oath of office within 30 days at the latest after the election or appointment date, which shall be provided by the company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the company.

Adjustment of the wording. The term of office is a unilateral manifestation of the elected that makes his election effective. There is no benefit in the complex procedure of requiring presidents to also sign the term of office, there is also no legal obligation for this double signature.

No economic effect.

No legal effect.

Paragraph 1 - In the event that the CEO of Eletrobras is invested, the Minister of State to which Eletrobras is connected shall also sign the term of office.	~~Paragraph 1 - In the event that the CEO of Eletrobras is vested, the Minister of State to which Eletrobras is attached shall also sign the term of office.~~	Exclusion of the full text of Paragraph 1, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
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Paragraph 2 - If the term is not signed in the thirty days following the appointment, it will become ineffective, unless justified by the administration agency for which the appointee was elected.	Provision renumbered	Renumbering of Paragraph 2 into Paragraph 1. No economic effect. No legal effect.
Paragraph 3 - Under penalty of nullity, the oath of office shall provide for at least one domicile address in which the director shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management, which shall be considered fulfilled by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.	Paragraph 2 -Under penalty of nullity, the oath of office shall provide for at least one domicile address in which the director or external member of committee under the Articles of Incorporation shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or assignment, which shall be considered fulfilled by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.

Renumbering of Paragraph 3 into Paragraph 2. Adjustment to the wording to adapt to the situation of the external member of the committee who has a particular compensation.

No economic effect.

No legal effect.

Paragraph 4 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.	Provision renumbered	Renumbering of Paragraph 4 into Paragraph 3. No economic effect. No legal effect.
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Article 25. Each member of the administrative body, before exercising their duties and upon leaving office, shall submit an annual statement of assets to the company, to the Public Ethics Committee of the Presidency of the Republic - CEP/PR and to the Federal Audit Court.	Article 25. Before exercising their duties, each member of the management bodies shall submit to the company an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.

Adjustment to the wording, pursuant to the TCU Normative Instruction No. 87/2020. which requires that the form for access be provided by the invested public agent (a copy of the declaration itself is not used), since TCU's access to this annual declaration of assets is made electronically through an agreement signed with the RFB and backed by the form authorization for access, and not through direct access to the statement kept in the company.

Inclusion of SEST in line with the provisions of Law No. 13,709 / 18.

No economic effect.

No legal effect.

No corresponding provision	Sole Paragraph: The officers shall also annually, as the case may be, submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6,728/1979 and Article 9, Item I of Law No. 12,813/2013.

Insertion of a new Sole Paragraph, in accordance with Item 3.4 from the SEST Articles of Incorporation Model, as to only officers to submit annual statements of assets to the CEP.

No economic effect.

No legal effect.

Article 26. The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.	No changes made
Paragraph 1 - The terms set forth in the heading of Articles 32 and 42 shall include the previous terms of office taken place less than 2 (two) prior.	Paragraph 1 - The terms set forth in the heading of Articles 32 and 43 ~~42~~ shall include the previous terms of office taken place less than2 (two) prior.	Adjustment to reference, reference is renumbered from Article 42 to Article 43.
Paragraph 2 - Once the maximum terms of office set forth in the heading of Articles 32 and 42 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.	Paragraph 2 - Once the maximum terms of office set forth in the heading of Articles 32 and 43 ~~42~~ have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.	Adjustment to reference, reference is renumbered from Article 42 to Article 43. No economic effect. No legal effect.
Paragraph 3 - For the purposes of the heading of Article 42, the reappointment of an officer to serve on another board of Eletrobras is not taken into consideration.	Paragraph 3 - For the purposes of the heading of Article 43 ~~42~~, the reappointment of an officer to serve on another board of Eletrobras is not taken into consideration.	Adjustment to reference, reference is renumbered from Article 42 to Article 43. No economic effect. No legal effect.
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Article 27. The appointed administrators shall participate in the investiture and in specific annual training sessions on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other subjects related to Eletrobras’ activities.	Article 27. Appointed directors are expected to participate in the investiture and in specific annual training on sessions the activities of their respective governance bodies and on subjects pertaining to Eletrobras’ business and activities, including the mandatory subjects set forth in relevant laws.	Improvement to the wording. Avoidance to mentioning specific training topics, which shall become out of date in the event of a change to the law. No economic effect. No legal effect.
Sole Paragraph. The administrator who fails to participate in any annual training offered by the company in the last two years may not be reappointed.	No changes made.
Article 28. The Board of Directors and the Board of Executive Officers shall deliberate with a quorum of a majority of its members and its resolutions shall be taken, respectively, by a majority of the attending directors or officers.	Article 28. The Board of Directors and the Executive Board shall deliberate with a quorum of a majority members and its resolutions shall be taken, respectively, by the majority attending directors or officers, except for the events of qualified quorum established in these Articles of Incorporation and applicable laws.	Improvement to the wording. Cases of deliberation by qualified quorum. No economic effect. No legal effect.
Paragraph 1 - Minutes shall be taken of each meeting, which shall be signed by all attending members.	Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.	Adjustment to the wording. Clarification that remote and digital participation in meetings also stands as presence. No economic effect. No legal effect.
Paragraph 2 The Board of Directors shall meet ordinarily once a month and the Board of Executive Officers shall meet once a week.	Paragraph 2 - The Board of Directors shall ordinarily meet once a month and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.	Adjustment to the wording. Avoidance to possible weaknesses in SOX. No economic effect. No legal effect.
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No corresponding provision	Paragraph 3 - Generally the meetings of the Board of Directors and Executive Board shall be held in-person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.	Insertion of new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
No corresponding provision	Paragraph 4 - The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 and 7 calendar days in advance, respectively, except in cases duly justified by the Chairperson of the Collective Board.	Insertion of new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
Paragraph 3 - It is incumbent upon the respective Presidents, or the majority of the members of each body of the Eletrobras administration, to summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.	Provision renumbered	Renumbering of Paragraph 3 into Paragraph 5. No economic effect. No legal effect.
Paragraph 4 - In the deliberations of the Board of Directors and resolutions of the Board of Executive Officers, the respective Presidents shall have, in addition to a personal vote, the right to the tiebreaker vote.	Provision renumbered	Renumbering of Paragraph 4 into Paragraph 6. No economic effect. No legal effect.
No corresponding provision	Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Incorporation of the respective collective bodies.	Insertion of new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
72

No corresponding provision	Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the will of the dissenting member, provided that the dissenting officer or director shall be exempted from responsibility in the minutes of the meeting or, if this is not possible, shall give immediate written notice to the Board of Directors and Executive Board.	Insertion of new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
Article 29. The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising out of the company.	No changes made
Paragraph 1 - Eletrobras shall assure the members and former members of the Executive Board, the Board of Directors and the Audit Committee of their defense in judicial and administrative proceedings against them for the practice of acts in the exercise of their position or function, as long as there is no incompatibility with company interests.	No changes made
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Paragraph 2 - The benefit provided for in the first paragraph of this article shall apply to the current and former members and other employees and former employees regularly vested with delegated powers by the administrators.

Paragraph 2 - The benefit provided for in the first paragraph of this article applies:

I - to holders and former holders of appointed positions;

II - to other employees and former employees regularly vested with competence by delegation of the directors; and

III - to the representatives appointed by Eletrobras to be part of the governance bodies of its subsidiaries and associations wherein the company holds interest, as well as of state-owned companies and private corporations in which Eletrobras and its subsidiaries hold interests.

Partition of the content of the existing Paragraph 2 into the Items I, II and III. The wording aims at adapting the Articles of Incorporation to encompass all beneficiaries included in the D&O insurance policy contracted by Eletrobras.

Economic effect - entering into D&O insurance policy may result in additional expenditure of resources by the company.

No legal effect.

Paragraph 3 - The form of benefit referred to shall be defined by the Board of Directors after hearing Eletrobras’ legal department.	No changes made
Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of paragraph 1 as appropriate, a permanent insurance contract in favor of the persons mentioned to protect them from liability for acts or facts which may be judicially or administratively claimed.	No changes made
Paragraph 5 - Should any of the aforementioned persons be convicted, with a final and unappeasable judicial decision, based on a violation of the law or the Company's Articles of Incorporation or due to a wrongful or intentional act, they shall reimburse Eletrobras all costs and expenses arising from the defense mentioned in Paragraphs 1 and 2, in addition to possible damages to the company's image.	No changes made
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No corresponding provision	Paragraph 6 - Eletrobras may enter into Indemnity Agreements with the persons set out in Paragraph 2 above, under terms approved by the company’s Shareholders’ Meeting.

Insertion of a new Paragraph. The purpose is to allow the execution of an Indemnity Agreement between the company and all beneficiaries included in the D&O Insurance policy.

Economic effect - entering into Indemnity Contracts may result in additional expenditure of resources by the company.

No legal effect.

No corresponding provision	Paragraph 7 – Current and former Directors and Fiscal Directors shall be entitled to be have knowledge of information and documents included in the company’s files or database which are essential for administrative or judicial defense in actions filed by third parties relating to acts carried out during their terms of office.	Insertion of a new Paragraph, in accordance with Item 3.10 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
	Paragraph 8 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the company as confidential after execution of a non-disclosure agreement provided by the company.	Insertion of a new Paragraph, in accordance with Paragraph 7 to ensure greater legal certainty. No economic effect. No legal effect.
Article 30. Eletrobras managers who create compensation advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the company based on the heading of article 29 of these Articles of Incorporation.	No changes made
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Article 31. The participation of the Director in Boards of Directors is limited to five (05) sessions, including Eletrobras’, subject to remuneration limits.	Article 31. Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.	Improvement to the wording of Article 31, following the recommendation of the Committees. No economic effect. No legal effect.
No corresponding provision	Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the company any other activities and positions, boards and committees in which they participate, especially the positions of board chairperson, so that the Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.	Insertion of new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
No corresponding provision	Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.	Insertion of new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
No corresponding provision	Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the federal government or with the company itself cannot be appointed.	Insertion of new Paragraph, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
Sole Paragraph. Paid participation of members of direct or indirect federal government entities in more than 2 (two) collegiate bodies of state-controlled companies, including board of directors and audit committees, is not permitted.	~~Sole Paragraph. Remunerated participation of members of direct or indirect federal government in more than two (02) collegiate bodies of state-controlled company, including board of directors and audit committees is not permitted.~~	Exclusion of the full text of the Sole Paragraph. Redundant provision under the Articles of Incorporation, reflecting Article 20 of Law No. 13,303. No economic effect. No legal effect.
CHAPTER VI Board of Directors	No changes made
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Article 32. The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting which shall appoint the Chairperson amongst themselves, with a unified management term of 02 (two) years. A maximum of 03 (Three) reappointments shall be permitted. The Board of Directors shall therefore be comprised as follows:	Article 32. The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, ~~which shall appoint the Chairperson amongst them,~~ with a unified management term of 02 (two) years. A maximum of 03 (Three) reappointments shall be permitted. The Board of Directors shall therefore be comprised as follows:

Adjustment to the wording to clarify that the Chairperson of the Board of Directors and his substitute shall be appointed by the Shareholders’ Meeting. Standard Articles of Introduction of the SEST adapted.

No economic effect.

No legal effect.

I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 25 of Law No. 13,303/2016 and Article 39 of Decree No. 8,945/2016;	No changes made
II - a director appointed by the State Minister of Economy, in accordance with applicable laws;	No changes made
IV - one director elected by a separate vote at the Shareholders’ Meeting of minority holders of common shares issued by Eletrobras. The candidate shall meet the requirements set forth in Law No. 13,303/2016;	No changes made
IV - one director elected by a separate vote at the General Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras representing at least ten percent of the capital stock, excluding, shares held by controlling shareholders for the purposes of this calculation. The candidate shall meet the requirements set forth in Law 13,303/2016; and	IV - one director elected by a separate vote at the Shareholders’ Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, excluding the shares held by the controlling shareholder and entities under its control for the purposes of this calculation. The candidate shall meet the requirements set forth in Law No. 13,303/2016; and	Adjustment to the wording. Eletrobras has only one controlling shareholder. No economic effect. No legal effect.
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V – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the company together with the trade union entities that represent them, pursuant to applicable laws.	No changes made
Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Meeting may exercise the right set forth in item IV above.	No changes made
Paragraph 2 - The employee representative member, provided for in item V, will not participate in the discussions and deliberations on matters involving union relations, compensation, benefits, including matters of social security and assistance, in which cases a conflict of interest is presumed.	~~Paragraph 2 The employee representative counselor, provided for in item V, will not participate in the discussions and deliberations on matters involving union relations, compensation, benefits and benefits, including matters of supplementary social security and assistance, hypotheses in which the conflict of interest is set up.~~	Exclusion of the full text of Paragraph 2, rule provided for in Article 2, Paragraph 3, of Law 12.353, dated December 28, 2010. No economic effect. No legal effect.
Paragraph 3 - Matters deemed to be conflicts of interest, pursuant to the provisions of Paragraph 2 above, shall be decided in a special meeting called exclusively without the presence of the director representing the employees; their access to the minutes of the meeting and to documents referring to the resolutions for 30 days is ensured.	~~Paragraph 3 Matters deemed conflicts of interest, pursuant to the provisions of Paragraph 2 above, shall be decided in a special meeting called exclusively without the presence of the director representing the employees, being ensured to him access to the minutes of the meeting and to documents referring to the resolutions for 30 days.~~	Exclusion of the full text of Paragraph 3, rule provided for in Article 8, Paragraph 1, of Ordinance No. 026, dated March 11, 2011. No economic effect. No legal effect.
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Paragraph 4 - The Board of Directors shall be comprised of at least 30% (thirty per cent) of independent members, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13,303, of June 30, 2016, and the Regulations of the Outstanding Program on Governance of State-Controlled Companies of Brasil, Bolsa, Balcão S.A. (B3).	Provision renumbered	Renumbering of Paragraph 4 into Paragraph 2. No economic effect. No legal effect.
No corresponding provision	Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.	Insertion of a new Paragraph with the wording from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
Paragraph 5 - The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors addressed by Paragraph 4 hereof should the other shareholders fail to do so.	Paragraph 4 - The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 ~~4~~ of this Article, should the other shareholders fail to do so.	Renumbering of Paragraph 5 into Paragraph 4 and adjustment to reference to a Paragraph. No economic effect. No legal effect.
No corresponding provision	Paragraph 5 - The Board of Directors shall elect its Chairperson and deputy at the first meeting after the election of its members, and the Chairperson shall be one of the members appointed by the State Minister of Mines and Energy - MME.	Insertion of a new Paragraph 5, in accordance with Item 3.4 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
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Article 33. It is incumbent on the Board of Directors to (i) set fundamental management guidelines by initiative of its members or to propose them for the purposes of examination and deliberation by the Board of Executive Officers, (ii) carry out high-level control of Eletrobras and subsidiaries, and (iii) oversee compliance with the guidelines by monitoring of the implementation of approved programs and verification of the results obtained.	Article 33. The Board of Directors is the company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the company’s long-term interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members, in compliance with the provisions of Law No. 13,303/2016.	New wording for Article 33, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
No corresponding provision	Paragraph 1 - It is incumbent on the Board of Directors to set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.	Change of provision. Renumbering of existing Article 33 into Paragraph 1. No economic effect. No legal effect.
Paragraph 1 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the company, including to approve the Annual Internal Audit Activity Plan - PAINT and the Annual Internal Audit Activity Report - RAINT.	Paragraph 2 - ~~1~~ The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the company. ~~including to approve the Annual Internal Audit Activity Plan - PAINT and the Annual Internal Audit Activity Report - RAINT.~~	Renumbering of Paragraph 1 into Paragraph 2. Adjustment to the wording, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
Paragraph 2 The Board of Directors shall meet at least twice a year in the presence of the external auditors.	Provision renumbered	Renumbering of Paragraph 2 into Paragraph 3. No economic effect. No legal effect.

Article 34. The monthly compensation of the members of the Board of Directors, established in the Shareholders’ Meeting, shall not exceed ten percent of the average monthly compensation of officers, excluding the amounts related to additional vacation and benefits. Payment of any kind of profit sharing is forbidden.

	Article 34. The monthly compensation of the members of the Board of Directors, set at a Shareholders’ Meeting, shall not exceed ten percent of the average monthly compensation of the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not approved by the Shareholders’ Meeting, as well as any kind of profit sharing is forbidden.	Improvement to the wording, following suggestion from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
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Sole Paragraph. Transportation and accommodation expenses will be reimbursed to members of the Board of Directors whenever they reside outside the city in which the meeting is held, and, if they reside in the city, only transportation expenses will be reimbursed.	Sole Paragraph. The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.

Adjustment to the wording, insertion of “food”, in accordance with Item 3.6 from the SEST Articles of Incorporation Model, as to the policy of payment of travel expenditures to officers.

No economic effect.

No legal effect.

Article 35. In addition to the cases provided for by law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three interspersed meetings in the previous 12 (twelve) meetings without justification.	No changes made
Article 36. In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:	No changes made
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I - deliberation on the organization of subsidiary companies or termination of Eletrobras' shareholding in said companies;

I - authorizing the incorporation and defining the organization of its subsidiaries;

II - deliberating on the acquisition of minority interest in a company and on the disposal of Eletrobras’ shareholding in said companies;

III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations;

IV - from time to time, assessing the strategic, operational, and financial alignment of the company’s shareholdings to its corporate purpose;

Change to the wording of Item I and insertion of new Items: II, III, and IV. Improvement to wording by separating the Items.

Economic effect – connected to the Business and Management Master Plan and the company’s legal budget.

No legal effect.

II - deliberation on the association, directly or through a subsidiary or controlled company, with or without expenditures, to set up business consortia or shareholding interest in companies, with or without controlling power, in Brazil or abroad that are intended, directly or indirectly, to the production or transmission or distribution of electric energy under a concession, authorization or permission regimes;	V – deliberating on the association referred to in Paragraph 1 of Article 3 of these Articles of Incorporation;

Renumbering of Item II into Item V, with adjustment to the wording. Simplification of the wording. The existing wording is in Article 3, Paragraph 1 of the Articles of Incorporation.

No economic effect.

No legal effect.

III – deliberation on the shareholders' agreements to be signed by Eletrobras, its subsidiaries or subsidiaries, prior to its signature, in compliance with applicable laws;	VI – deliberate on the shareholders' agreements to be signed by Eletrobras~~,~~ its subsidiaries or subsidiaries ~~or controlled companies~~, prior to its signature, in compliance with applicable laws;	Renumbering of Item III into Item VI, exclusion of “controlled companies”. No economic effect. No legal effect.
IV - establishing the loans and financing policy, considering that concessions to administrators, members of the Audit Committee, employees and controlling shareholder is forbidden;	Provision renumbered	Renumbering of Item IV into VII. No economic effect. No legal effect.

V - reviewing acts and approving contracts in accordance within thecurrent authority scope policy, including but not limited to granting financing to utility concessionaires under their control and borrowing in Brazil or abroad;

VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under their control and loans in Brazil or abroad;

Renumbering of Item V into Item VIII, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

No economic effect.

No legal effect.

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VI - approving, complying the authority scope policy, the provision of guarantees for loans or financing taken in Brazil or abroad, by companies controlled or not, in which it holds interest;

IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of guarantees for loans or financing taken in Brazil or abroad, by subsidiaries in which it holds interest;

Renumbering of Item VI into Item IX, with adjustment to the wording. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

No economic effect.

No legal effect.

VII - subject to the authority policy, approving the taking out of loans or financing in Brazil or abroad of its subsidiaries;	X - approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries ~~controlled companies~~;

Renumbering of Item VII into Item X, with adjustment to the wording. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

No economic effect.

No legal effect.

VIII - deliberate on the organization of technical and scientific research entities of interest to the energy sector, as well as approving, respecting the authority policy, the granting of financing and provision of guarantee for those entities under its control;	XI - deliberating on the organization of technical and scientific research entities of the interest to Eletrobras pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of guarantee for those entities under its control;

Renumbering of Item VIII into Item XI, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

No economic effect.

No legal effect.

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IX - summoning the General Shareholders' Meeting, in the cases provided for in Law No. 6,404/1976, or whenever deemed appropriate;	Repositioning of items	Repositioning of Item IX as to LXIII.
X - guiding the allocation of tasks among the members of the Executive Board, subject to the assignments set out in these Articles of Incorporation;	XII ~~X~~- ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in compliance with the authorities set forth in these Articles of Incorporation;

Renumbering of Item X into Item XII, with wording adjustment. Make it clear that the Board of Directors must approve changes to the organization manual that are related to the distribution of charges among the members of the Board.

No economic effect.

No legal effect.

XI - proposing to the General Meeting the capital increase, the issuance of shares, subscription bonus and Eletrobras debentures, except those provided for in item XII;	XIII ~~XI~~ - proposing, to the Shareholders’ Meeting, capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those ~~provided for in Item XII~~; debentures not convertible into shares, which shall be subject to appraisal by the Board of Directors;	Renumbering of Item XI into Item XIII, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
XII - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;	Provision renumbered	Renumbering of Item XII into XIV No economic effect. No legal effect.
XIII - deliberating on the negotiation of shares or debentures;	XV - deliberate on the trading of shares or debentures, except for the cases in which the Shareholders’ Meeting shall deliberate on the issue;	Renumbering of Item XIII into Item XV, with adjustment to the wording, following suggestion from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
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XIV - authorizing the disposal of permanent assets and the constitution of real liens, subject to the Authority Policy regarding the disposal of personal property;

XVI - authored the disposal of items of the permanent assets, ~~and~~ the perfection of security interests, and the provision of guarantees for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

Renumbering of Item XIV into Item XVI, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies. Adjustment so as to prevent further restriction to movable assets.

Economic effect – proposals shall abide by the company’s strategic guidelines and applicable legal provisions.

No legal effect.

XV - voting on making and accepting donations with or without charges, subject to the provisions of the Compliance Manual and the Code of Ethics and Conduct of Eletrobras Companies, as well as of the Authority Scope Policy;

XVII - deliberating on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

Renumbering of Item XV into Item XVII, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies, in accordance with the title of the new Corporate Compliance Program.

No economic effect.

No legal effect.

XVI - electing and remove company officers and supervise their administration;	XVIII - electing and removing members of the company’s Executive Board, including the Chairperson, establishing their duties and formally conferring the responsibility for the Compliance and Risk Management departments to its members.	Renumbering of Item XVI into Item XVIII, with adjustment to the wording, following suggestion from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
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XVII - examining, at any time, the books and papers of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;	Provision renumbered	Renumbering of Item XVII into Item XIX. No economic effect. No legal effect.
XVIII – implementing and supervise risk management, internal control and compliance systems established to prevent and mitigate major risks to which Eletrobras or its subsidiaries are exposed to, including risks related to accounting and financial information integrity and those related to occurrence of corruption and fraud;	XX - implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries ~~controlled companies~~ are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;	Renumbering of Item XVIII into Item XX. Exclusion of “controlled companies,” inclusion of “subsidiaries.” No economic effect. No legal effect.
XIX - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to actions taken bythe Fiscal Council	Provision renumbered	Renumbering of Item XIX into Item XXI. No economic effect. No legal effect.
XX - approving the management and internal controls reports, as well as the accounts of the Board of Executive Officers;	XXII - providing its opinion on the management reports, as well as the accounts of the Executive Board;	Renumbering of Item XX into Item XXII, with adjustment to the wording, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
No corresponding provision	XXIII - approving internal controls reports;	Insertion of a new Item, with wording based on the SEST Articles of Incorporation Model. No economic effect. No legal effect.
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XXI - electing and dismissing the independent auditors and the financial institution that will keep Eletrobras' shares in deposit accounts in the name of the respective holders, under the book-entry regime without issuing certificates, pursuant to paragraph 1 of Art. 8 of these Articles of Incorporation;

XXIV - electing and dismiss the independent auditors; ~~also to elect and dismiss the financial institution that will keep Eletrobras' shares in deposit accounts, in the name of the respective holders, under the book-entry regime, without issuing certificates, as determined in paragraph 1 of art. 8 of these Articles of Incorporation;~~

Renumbering of Item XXI into Item XXIV, with adjustment to the wording. Exclusion so as to allow Eletrobras’ Executive Board's choice and dismissal of a financial institution to keep Eletrobras shares in deposit accounts.

No economic effect.

No legal effect.

XXII – deciding on the appointment and removal of the member holding a permanent position in the Internal Audit, after approval of the Ministry of Transparency and the Office of the Comptroller-General, of the Ombudsman's Office and of the Governance Department;	XXV – deliberating on the appointment, in compliance with the applicable internal rules on the selection, and on the discharge of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General;

Renumbering of Item XXII into Item XXV, with adjustment to the wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019, expected to be approved by the April/2020 Shareholders' Meeting.

No economic effect.

No legal effect.

XXIII - deciding on the duties and operation of the Internal Audit, of the Ombudsman’s Office and of the Governance Department;	XXVI - deliberating on the tasks and operations of the departments connected to it;

Renumbering of Item XXIII into Item XXVI, with new wording. Update to meet the restructuring approved by the Board through Deliberation No. 041/2019. Recommendation for the wording to be generic.

No economic effect.

No legal effect.

XXIV – deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office's opinions;	Provision renumbered	Renumbering of Item XXIV into Item XXVII. No economic effect. No legal effect.
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XXV - requesting periodic internal audit on activities of the closed private pension entity that manages company’s benefit plan;

~~XXV - request periodic internal audit on activities of the closed private pension entity that manages company’s benefit plan;~~

XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;

Exclusion of the existing text from Item XXV. Renumbering of Item XXV into Item XXVIII, with new wording. Assignment already provided for in CGPAR resolution. New wording to reflect Sub-item of Item 4.6 from the SEST Articles of Incorporation Model.

No economic effect.

No legal effect.

XXVI – setting the capital guidelines for the administrative organization of Eletrobras;	Provision renumbered	Renumbering of Item XXVI into Item XXIX. No economic effect. No legal effect.
XXVII - electing, subject to the requirements of the current Appointment Policy, Eletrobras' representatives in the management of subsidiaries or non-controlled companies, associations and foundations in which it holds interest, and preferably appoint to such positions employees of the company or subsidiaries;

XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, Paragraphs 5, 6 and 7 of these Articles of Incorporation;

Renumbering of Item XXVII into Item XXX, with new wording. Need to simplify the provision to avoid redundancy with Article 3, Paragraphs 6 and 7. No economic effect. No legal effect.
XXVIII - preparing, amending and approving its Internal Regulations, subject to the rules on composition and responsibilities set forth in these Articles of Incorporation and in current laws;	XXXI – preparing, amending, and approving its Bylaws and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Incorporation and in applicable regulations;	Renumbering of Item XXVIII into Item XXXI, with adjustment to the wording. Reference to Articles of Incorporation have been included. No economic effect. No legal effect.
XXIX - deliberation on the declaration of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 47, Item XIII of these Articles of Incorporation;	No changes made	Renumbering of Item XXIX into Item XXXII. No economic effect. No legal effect.
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XXX - granting leave or vacation to the President of the company;	XXXIII - granting leave of absence to the company’s CEO, including vacation;	Renumbering of Item XXX into Item XXXIII, with adjustment to the wording based on the SEST Articles of Incorporation Model. No economic effect. No legal effect.
XXXI - approving personal regulations and establishing the amount of appointed functions of the senior management of Eletrobras, pursuant to item II, of art. 62 of these Articles of Incorporation, as well of its subsidiaries;	XXXIV – ~~approve personal regulations and~~ establishing the amount of appointed functions of the senior management of Eletrobras and its subsidiaries, pursuant to item II, of art. 63 ~~62~~ of these Articles of Incorporation, as well as approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;	Renumbering of Item XXXI into Item XXXIV, with adjustment to the wording and reference to Article. Wording based on the SEST Articles of Incorporation Model. No economic effect. No legal effect.
XXXII - approving the maximum number of personnel and civil service exams of Eletrobras and its subsidiaries;	XXXV – approving the maximum number of personnel civil service exams of Eletrobras and its subsidiaries ~~controlled companies~~;	Renumbering of Item XXXII into Item XXXV. Exclusion of “controlled companies,” inclusion of “subsidiaries.” No economic effect. No legal effect.
XXXIII - approving the Strategic Plan and the Business and Management Master Plan as well as amendments thereof;	Provision renumbered	Renumbering of Item XXXIII into Item XXXVI. No economic effect. No legal effect.
XXXIV – approving the annual budget of Eletrobras and its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Master Plan and the Business and Management Plan of each company;	XXXVII – approving the annual budget of Eletrobras and of its subsidiaries ~~controlled companies~~, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each company;	Renumbering of Item XXXIV into Item XXXVII. Exclusion of “controlled companies,” inclusion of “subsidiaries.” No economic effect. No legal effect.
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XXXV - approving Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein to fulfill the goals and results established by the controlling company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, following its actual compliance;	XXXVIII - approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries ~~controlled companies~~ of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent company, as well as the policy of consequences applied to Eletrobras and its subsidiaries ~~controlled companies~~, and thus following its actual compliance;	Renumbering of Item XXXV into Item XXXVIII. Exclusion of “controlled companies,” inclusion of “subsidiaries.” No economic effect. No legal effect.
XXXVI – approving policies and guidelines on transactions and execution of Eletrobras’ and its subsidiaries’ electrical energy sales agreements, as well as their legal position in lawsuits relating to the Electrical Energy market, subject to item V of this Article;	XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries ~~controlled companies~~, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII ~~V~~ of this Article;	Renumbering of Item XXXVI into Item XXXIX. Exclusion of “controlled companies,” inclusion of “subsidiaries.” Adjustment to reference to Item. No economic effect. No legal effect.
XXXVII – approving Eletrobras’ and its subsidiaries’ investment projects in accordance with the Authority Scope Policy currently in force;	XL – approving the investment projects of Eletrobras and its subsidiaries ~~controlled companies~~ to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

Renumbering of Item XXXVII into Item XL, with adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

Economic effect – proposals shall abide by the company’s strategic guidelines and applicable legal provisions.

No legal effect.

XXXVIII - approve the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;	Provision renumbered	Renumbering of Item XXXVIII into Item XLI. No economic effect. No legal effect.
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XXXIX – conducting individual and collective appraisals of administrators and members of Committees under the terms of the current laws;	Provision renumbered	Renumbering of Item XXXIX into Item XLII. No economic effect. No legal effect.
XL - deliberating on the creation and operation, by means of the internal regulations, and termination of the Committees of Support to the Board of Directors for deepening strategic studies, as well as elect and remove its members, subject to current laws;	XLIII – deliberating on the creation, operation~~, by means of bylaws,~~  and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the Collective Board is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;

Renumbering of Item XL into Item XLIII, with adjustment to the wording. Provision to creation of commissions, as provided for in the list of assignments of the Board, with wording based on the SEST Articles of Incorporation Model.

No economic effect.

No legal effect.

XLI – approving the Appointment Policy containing minimum requirements for the appointment of members of the Board of Directors, Audit Committee and Executive Board, in companies in which Eletrobras and its subsidiaries hold stock, as well as in foundations, associations and pension funds;

XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras Companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Board, and Executive Board, in the companies in which Eletrobras and its subsidiaries ~~controlled companies~~ hold stock, as well as those of foundations, associations, and pension funds;

Renumbering of Item XLI into Item XLIV, with adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies. Exclusion of “controlled companies.”

No economic effect.

No legal effect.

XLII - establishing Eletrobras’ information disclosure policy;	Provision renumbered	Renumbering of Item XLII into Item XLV. No economic effect. No legal effect.
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XLIII - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;	Provision renumbered	Renumbering of Item XLIII into Item XLVI. No economic effect. No legal effect.

XLIV - promoting on an annual basis an analysis of the fulfillment of goals and results of the execution of the Business and Management Master and Strategic Plan, and publish conclusions thereof and inform them to the National Congress and to the Federal Audit Court, under the terms of current laws;

	XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws;	Renumbering of Item XLIV into Item XLVII, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
XLV - discussing, approving and monitoring decisions that involve corporate governance practices, relationships with stakeholders, people management policy and code of conduct of agents within Eletrobras and respective guidelines for its subsidiaries;	XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationships with stakeholders, people management policy and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries ~~controlled companies~~;	Renumbering of Item XLV into Item XLVIII. Exclusion of “controlled companies,” inclusion of “subsidiaries.” No economic effect. No legal effect.
XLVI – approving the authority policy;	XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the subjects and values for its decision-making authority level, and that of the Executive Board;

Renumbering of Item XLVI into Item XLIX, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

No economic effect.

No legal effect.

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XLVII – providing opinions on proposals to be voted by the shareholders in a Shareholders’ Meeting;	L – providing opinions on ~~proposals~~ issues to be referred for deliberation of the shareholders, provided that the inclusion of the item “general subjects” in the meeting summon shall not be permitted;	Renumbering of Item XLVII into Item L, with adjustment to the wording, in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
XLVIII - approving Compliance and Risk Management, Dividend and Equity Interest Policies, in addition to other general policies of the company;	LI ~~XLVIII~~ - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, Dividend and Equity Interest ~~Policies,~~ as well as other general policies of the company;	Renumbering of Item XLVIII into Item LI, with adjustment to the wording, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
XLIX - issue the Annual Letter explaining commitments to achieve public policy goals;	LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303 of June 30, 2016;	Renumbering of Item XLIX into Item LII, with adjustment to the wording, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
L - approving the public bid regulation;	Provision renumbered	Renumbering of Item L into Item LIII. No economic effect. No legal effect.
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LI - providing opinion on the report submitted by the Executive Board resulting from the internal audit on activities of the closed private pension fund;	LIV - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;

Exclusion of the existing text. Renumbering of Item LI into Item LIV, with new wording. Plurality of assignments already provided for in the CGPAR resolution. The assignment of approving new health care and supplementary pension plans was included, in accordance with Sub-item 42 of Item 4.6 from the SEST Articles of Incorporation Model.

Economic effect - the health and benefits plan and supplementary pension plan are set out in the company’s legal budget.

No legal effect.

LII - providing opinion on the compensation and profit sharing of Executive Board members;	LV - proposing the compensation of managers and members of other company bodies established under these Articles of Incorporation to the Shareholders’ Meeting, as well as transferring and monitoring the compensation referred to in this item, including profit and income sharing, within the thresholds approved by the Shareholders’ Meeting;

Renumbering of Item LII into Item LV, with new wording, in accordance with the SEST Articles of Incorporation Model.

Economic effect - the compensation of the governance bodies shall comply with the applicable laws and the meeting provisions.

No legal effect.

LIII - authorizing the incorporation of subsidiaries, as well as acquisition of minority shareholding in companies;

~~LIII - authorize the organization of subsidiaries, as well as acquisition of minority shareholding in company;~~

LVI - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the company’s CEO;

Exclusion of the existing text from Item LIII. Renumbering of Item LIII into Item LVI, with new wording, in accordance with the SEST Articles of Incorporation Model.

No economic effect.

No legal effect.

LIV - establishing a spokesperson policy aiming to eliminate the risk of conflicting information from several areas and from company executives; and	LVII - establishing a spokesperson policy ~~aimed~~ aiming at eliminating the risk of conflicting information from several departments and from company executives; and	Renumbering of Item LIV into Item LVII, with adjustment to the wording. No economic effect. No legal effect.
No corresponding provision	LVIII - requesting periodic internal audits on the activities of the private supplementary pension fund that manages the company’s benefit plan, as well as stating opining on the report submitted by the Executive Board resulting from the internal audit;	Insertion of a new Item LVIII. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
94

No corresponding provision	LIX - evaluating the officers and members of the company’s committees under these Articles of Incorporation, pursuant to Item III of Article 13 of Law No. 13,303 of June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;	Insertion of a new Item LIX. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	LX – assessing, every 4 (four) years, the strategic, operational, and financial arrangement of the company’s shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares;	Insertion of a new Item LX. Wording in accordance with the SEST Articles of Incorporation Model. Economic effect - provided for in the company’s legal budget. No legal effect.
No corresponding provision	LXI – pinpointing the existence of assets which are not used by the company’s, and assessing the need to maintain them; and	Insertion of a new Item LXI. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	LXII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the company’s authority;	Insertion of a new Item LXII. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
IX - summoning the General Shareholders' Meeting, in the cases provided for in Law No. 6,404/1976, or whenever deemed convenient; and	Provision renumbered	Renumbering of Item IX into Item LXIII, due to reallocation. No economic effect. No legal effect.
LV - deciding on the cases not covered by these Articles of Incorporation.	Provision renumbered	Renumbering of Item LV into Item LXIV. No economic effect. No legal effect.
95

Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXI and XXXII of this article shall be submitted, in accordance with the law, to the approval of the Department of Coordination and Governance of State-Controlled Companies - SEST.	Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXIV and XXXV ~~XXXI and XXXII~~ of this article shall be submitted, in accordance with the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies - SEST.	Renumbering of the reference to Items XXXIV and XXXV ~~XXXI and XXXII~~ of this article. No economic effect. No legal effect.
Paragraph 2 - The disclosure obligation referred to in item XLIV does not include information of strategic nature whose disclosure is clearly harmful to the interests of the company.	Paragraph 2 - The disclosure obligation referred to in Item XLVII ~~XLIV~~ does not include information of strategic nature, the disclosure is clearly harmful to the interests of the company.	Renumbering of the reference to Item XLVII ~~XLIV~~ of this Article. No economic effect. No legal effect.
Paragraph 3 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.	No changes made
No corresponding provision	Paragraph 4 - Without prejudice to the assignments established under the internal regulation, the Chairperson of the Board of Directors shall:	Insertion of a new Paragraph. Introduction of Item 4.7 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	I – summon and preside over the board's meetings in compliance with these Articles of Incorporation and the internal regulation;	Insertion of a new Item I. Introduction of Item 4.7 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
96

No corresponding provision	II – Liaise with the supervising ministry, and other representatives of the controlling shareholder, in order to clarify general business goals, as well as issues relating to the public interest to be pursued by the company, in compliance with the provisions of Article 89 of Law No. 13,303/2016;	Insertion of a new Item II. Introduction of Item 4.7 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and establishment of the Board of Directors, subject to the provisions of Article 89 of Law No. 13,303/2016;	Insertion of a new Item III. Introduction of Item 4.7 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	IV – coordinate works relating to the non-binding succession plan of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and	Insertion of a new Item IV. Introduction of Item 4.7 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	V – propose appointments for the advisory committees, including external members, to the Board of Directors.	Insertion of a new Item V. Introduction of Item 4.7 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
Article 37. The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 47, and the independent auditors’ certificate.	Article 37. The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48~~47~~, and the independent auditors’ certificate.	Renumbering of the reference to Article 47 into Article 48. No economic effect. No legal effect.
97

Article 38. In the event of vacancy of the Chair of the Board of Directors’, their deputy shall be elected at the first meeting of the Board of Directors, remaining in office until the next General Meeting.	Article 38. Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph 5 of these Articles of Incorporation, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.

Adjustment to the wording. Rendering clear the maximum term of the substitute of the Chairperson of the Board until the next Shareholders’ Meeting, in accordance with the SEST Articles of Incorporation Model.

No economic effect.

No legal effect.

Article 39. In case of vacancy of the position of director, the deputy will be appointed by the remaining directors and will serve until the first General Meeting, in the form of art. 150 of Law 6,404/1976.	No changes made
No corresponding provision	Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting	Insertion of a new Paragraph 1. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
Sole Paragraph. The board member elected in replacement will complete the term of management of the substituted.	Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the deputy.	Renumbering of the Sole Paragraph into Paragraph 2. No economic effect. No legal effect.
No corresponding provision	Paragraph 3 - Should there be vacancy of most positions, a Shareholders’ Meeting shall be called to carry out new elections.	Insertion of new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
98

No corresponding provision	Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary or alternate deputy, including the employees' representative. In case of any absences or impediments of any Board member, the collegiate body shall deliberate with the remaining members.	Insertion of new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
Article 40. The Board of Directors shall have the support of the Audit and Risk Committee and the Management, People and Eligibility Committee.	Article 40. The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.

Adjustment to the wording. Update to the name of the committee. CEGS to be also established under the Articles and to figure the possibility of a paid external member.

No economic effect.

No legal effect.

Paragraph 1 The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, pursuant to Law 13,303/16 and other applicable laws.	No changes made
Paragraph - 2 The duties of the Audit and Risk Committee that are carried out by the Audit Committee provided for in Law 13,303/2016 and its regulations may cover Eletrobras’ subsidiaries.

Paragraph 2 - Without limitation to legal powers, Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.

New wording for Paragraph 2. Improvement to the wording to make it clear that the CAE’s IR shall also provide for additional assignments, in addition to those established by the law. It is up to the Holding’s Board of Directors to define whether the Committee shall act in a unified manner or not.

No economic effect.

No legal effect.

99

Paragraph 3 The Audit and Risk Committee, a permanent body, shall be comprised of at least 3 members and no more than 5 members, and shall abide by the conditions imposed under national or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and New York Stock Exchange ("NYSE”).

Paragraph 3 - The Audit and Risk Committee, a permanent body, shall comprise at least 3 members and no more than 5 members, including external members, whose terms of office do not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).

Adjustment to the wording. Insertion to allow external members, in accordance with Decree No. 8945/16 and, and to establish a non-coincidence of the terms of office.

No economic effect.

No legal effect.

Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be fixed by the Shareholders’ Meeting and shall not be less than the compensation of the members of the audit committee.	No changes made
Paragraph 5 - Members of the Board of Directors who hold a seat in the Audit and Risk Committee of the company should opt for the compensation of members of said Committee.	Paragraph 5 - The Board of Directors’ members, hold a seat in the company’s Audit and Risk Committee should adhere to the compensation of members of said committee.	Correction of punctuation “,”. No economic effect. No legal effect.
No corresponding provision	Paragraph 6 - The term of office of the Audit and Risk Committee members shall be 2 years, which shall not coincide with other members; a single reelection is permitted.	Insertion of new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras. No economic effect. No legal effect.
No corresponding provision	Paragraph 7 - Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.	Insertion of new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras. No economic effect. No legal effect.
100

No corresponding provision	Paragraph 8 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary deputy. In the case of absences or impediments of any committee member, the collegiate body shall deliberate with in meetings with the remaining members, abiding by the minimum quorum of two members per meeting.	Insertion of new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras. No economic effect. No legal effect.
No corresponding provision	Paragraph 9 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.	Insertion of new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras. No economic effect. No legal effect.
No corresponding provision	Paragraph 10 - The Audit and Risks Committee is governed with respect to other matters and including its meetings and powers, by the provisions of Law No. 13,303/2016 and its regulatory decree.	Insertion of new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras. No economic effect. No legal effect.
No corresponding provision	Paragraph 11 - Whenever there is a need to evaluate operations with the Federal Government, its departments, foundations or federal state-owned companies, provided that they are outside the company’s normal business area, and that are within the approving authority level of the Board of Directors, the Audit and Risk Committee shall provide prior advice, issuing its opinion regarding the intended transaction.	Insertion of a new Paragraph, in accordance with Eletrobras' guidelines No economic effect. No legal effect.
101

Paragraph 6 The duties of the Management, People and Eligibility Committee that lie with the Eligibility Committee provided for in Law 13.303/16 and its regulations may cover companies in which Eletrobras has direct or indirect interest.	Paragraph 12 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal directors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.	Renumbering of Paragraph with new wording. Insertion of basic assignments of the committee. No economic effect. No legal effect.
No corresponding provision

Paragraph 13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. 8,954/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:

I – stating its view in order to help the Board of Directors’ members in appointing the officers and members of the Audit and Risk Committee;

II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and

III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.

Insertion of a new Article and Items. Wording in accordance with the SEST Articles of Incorporation Model adapted to Eletrobras. No economic effect. No legal effect.
102

No corresponding provision	Paragraph 14 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.	Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	Paragraph 15 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that holds the election of the members of these bodies on the agenda.	Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	Paragraph 16 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras' Board of Directors and provided for in its internal regulation.	Reallocation of the existing Paragraph 6 with improvement to the wording. No economic effect. No legal effect.
No corresponding provision.	Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Insertion of a new Paragraph, in accordance with Chapter 8 from the SEST Articles of Incorporation Model.

Economic effect - the presence of members outside the Committee may lead to additional costs.

No legal effect.

103

No corresponding provision.	Paragraph 18 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal directors shall be published on the company’s website, provided that such disclosure shall also be in the form of a statement, when other issues of a different nature and of a strategic nature for the company are also addressed.	Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision.	Paragraph 19 - The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality and the provisions under Law No. 13,709/2018 with respect to the handling of personal data.	Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision.	Paragraph 20 - The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in the internal regulations.	Insertion of a new Paragraph. Insertion of basic assignments of CEGS under the Articles of Incorporation. No economic effect. no legal effect.
104

No corresponding provision.	Paragraph 21 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Insertion of a new Paragraph. Insertion of the basic structure of CEGS under the Articles of Incorporation.

Economic effect - the attendance of members outside the Committee may lead to additional costs.

No legal effect.

Article 41. In addition to the committees mentioned in the previous article, the Board may create other committees to support their decision-making under the terms of item XL of article 36.	Article 41. In addition to the committees mentioned in the previous article, the Board may create other committees to support their decision-making under the terms of item XLIII ~~XL~~ of article 36.	Renumbering of the reference to Item XL into Item XLII of Article 36. No economic effect. No legal effect.
Sole Paragraph. The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.	No changes made
105

No corresponding provision

Article 42. Without limitation to other legal attributes, the Internal Audit shall be responsible for:

I. carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the company;

II - proposing preventive and corrective measures for deviations uncovered; and

III. reviewing compliance and implementation by the company of the recommendations or determinations of CGU - Office of the Federal Comptroller General, TCU - Federal Audit Court and of the Fiscal Council.

Insertion of a new Article and Items I, II, and III. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
CHAPTER VII Executive Board	No changes made
Article 42. The Executive Board shall consist of the Chairperson and up to 06 (six) officers, respecting the minimum number of 03 (three) members, all elected by the Board of Directors, with a unified management term of 02 (two) years, with a maximum of 03 (three) consecutive reinstatements being allowed.	Provision renumbered	Renumbering of Article 42 into Article 43. No economic effect. No legal effect.
Sole Paragraph. The Chairperson of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not hold simultaneously the positions of President of the company and Chairperson of the Board of Directors.	Paragraph 1 - The Chairperson of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not simultaneously hold the positions of President of the company and Chairperson of the Board of Directors.	Renumbering of Sole Paragraph into Paragraph 1, so as to include an additional Paragraph. No economic effect. No legal effect.
No corresponding provision	Paragraph 2 - The Board of Directors has the possibility of carrying out hiring processes, including by means of an independent external consulting firm specializing in the hiring of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.

Insertion of a new Paragraph, in accordance with Eletrobras' guidelines and SEST.

Economic effect - the process of hiring a company specialized in the selection of executives may lead to additional costs.

No legal effect.

No corresponding provision	Paragraph 3 - In addition to the provisions in these Articles of Incorporation, the management of the Executive Board’s members is governed by the provisions under Laws 6,404/1976 and 13,303/2016, as well as by Decree No. 8,945/2016.	Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
106

Article 43. The Executive Board is responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.	Provision renumbered	Renumbering of Article 43 into Article 44. No economic effect. No legal effect.
Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in privately-held companies, concessionaires of public electric energy services or in private companies connected in any way to the electrical sector, except in Eletrobras controlled entities, subsidiaries, special purpose vehicles and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, pursuant to the provisions of Law No. 9,292 dated July 12,1996, regarding the receipt of compensation.

Paragraph 1 The President and the executive officers may not exercise management, administration or consulting functions in privately-held companies, concessionaires of public electric energy services or in private companies connected in any way to the electrical sector, except in subsidiaries, ~~controlled companies,~~ special purpose vehicles and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, pursuant to the provisions of Law No. 9,292 dated July 12, 1996, regarding the receipt of compensation.

Exclusion of “controlled companies”. No economic effect. No legal effect.
Paragraph 2 - A condition for investiture in management positions is the undertaking of a commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.	No changes made
No corresponding provision	Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Incorporation apply to meetings held by the Executive Board.	Insertion of a new Paragraph. Wording in accordance with SEST's guidance. No economic effect. No legal effect.
107

Article 44. The members of the Executive Board may not leave their position for more than thirty consecutive days, except in case of vacations or leave, as well as cases authorized by the Board of Directors, under penalty of loss of the position.	Provision renumbered	Renumbering of Article 44 into Article 45. No economic effect. No legal effect.

Paragraph 1 - The granting of leave or holiday of up to 30 (thirty) days to the directors shall be the responsibility of the Executive Board, except as provided in item XXX of art. 36 of these Articles of Incorporation.

	Paragraph 1 - The grant of vacation, leave or leave of absence of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of its Chairperson and the provisions under Item XXXIII ~~XXX~~ of Article 36 of these Articles of Incorporation.	Adjustment to the wording, in accordance with SEST's guidance and reference to the Item. No economic effect. No legal effect.
Paragraph 2 - In the event of a temporary impediment, leave or vacation of any of the members of the Executive Board, their replacement shall determined by their peers. However, a person from outside the Executive Board may not be chosen, unless this person is the President, whose substitute shall be appointed among other officers by the Board of Directors.	Paragraph 2 - In the event of a temporary impediment, leave or vacation of any of the members of the Executive Board, the company’s CEO shall appoint a substitute among the other collective body members, except for the Chairperson, the deputy of which shall be appointed among the remaining officers by the Board of Directors.	Adjustment to the wording, in accordance with Item 5.4 from the SEST Articles of Incorporation Model. No economic effect. No legal effect.
Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the company until the meeting of the Board of Directors that will deliberate on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted.	No changes made
108

No corresponding provision	Paragraph 4 - The Executive Board’s members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of two years, and provided that its conversion into cash and indemnities is not permitted.	Insertion of a new Paragraph. Wording in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
Article 45. The Compliance Officer shall be selected by submission of a triple list defined by a company specialized in selection of executive officers.	Article 46. The election of the Officer who oversees corporate integrity and risk management, shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.

Renumbering of Article 45 into Article 46. Adjustment to the wording, in accordance with the SEST Articles of Incorporation Model.

Economic effect - the process of contracting a company specialized in the hiring of executive officers may lead to additional costs.

No legal effect.

Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.	No changes made
Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the company.	No changes made
Article 46. Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.	Provision renumbered	Renumbering of Article 46 into Article 47. No economic effect. No legal effect.
109

Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraphs 2 and 3 of this article.	No changes made
Paragraph 2 - The impediment will depend on previous opinion of the Commission of Public Ethics of the Presidency of the Republic.	No changes made
Paragraph 3 - The former member of the Executive Board who returns to the position he held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided that he does not characterize a conflict of interest.	No changes made
Article 47. In the exercise of its duties, Executive Board shall particularly:	Provision renumbered	Renumbering of Article 47 into Article 48. No economic effect. No legal effect.
I - prepare and submit to the Board of Directors administrative organization fundamental guidelines of Eletrobras, as well as approve the referral of other matters within the competence of said Board;	I – prepare, properly instruct, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Directors of Eletrobras itself, which shall be submitted to the Board of Directors directly by the company’s CEO;

Adjustment to the wording. Exclusion of matter under exclusive assignment of the Board of Directors. Adjustment in accordance with Item 5.6, Sub-item 9, from the SEST Articles of Incorporation Model.

No economic effect.

No legal effect.

110

II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;	No changes made
III - manage Eletrobras, and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, expresses itself on acts and approve contracts according to the current authority scope policy, including, among these acts or contracts, but not limited to, financings to concessionaires of electric power public services under their control, and borrowing in the country or abroad;	III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;

Adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

No economic effect.

No legal effect.

IV - set administrative, technical, financial and accounting standards for Eletrobras;	No changes made
V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan;	V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;	Adjustment to the wording, in accordance with Item 5.6, Sub-item 3, from the SEST Articles of Incorporation Model. No economic effect. No legal effect.

VI - approve the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination and operation of Committees that are connected to it;

	VI - approve, in compliance with Article 36, Item XIII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, ~~controlled companies~~, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;	Adjustment to the wording, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
111

VII - submit to the approval of the Board of Directors proposals on plans that establish hiring, career, access, benefits and conduct of Eletrobras employees;	No changes made
VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;	No changes made
IX - opine on the cases of admission, commendation, punishment, transfer and dismissal of employees directly subordinated to the directors;	No changes made
X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;	No changes made
XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;	No changes made
XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad , when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;	No changes made
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XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Meeting;	No changes made
XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Meeting, as the case may be;	No changes made
XV - supervise the activities of subsidiaries or controlled companies;	XV - control the activities of subsidiaries ~~or controlled companies~~;	Exclusion of “controlled companies”. No economic effect. No legal effect.
XVI - appoint an Eletrobras' representative in the Meetings of the companies in which it holds equity and in associations in which it participates as member, issuing instructions for their performance;	XVI - approve an Eletrobras representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;	Adjustment to the wording, in accordance with Eletrobras’ guidelines. Economic effect - expenditure estimated in the budget. No legal effect.
XVII - approve the trading of rights related to the energy sector derived from research, development and innovation results of its subsidiaries;	XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries ~~controlled companies relating~~to the energy industry;	Exclusion of “controlled companies”, inclusion of “subsidiaries”. No economic effect. No legal effect.
XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of the Electric Energy Trading Chamber - CCEE;	XVIII - establish voting guidelines for all Eletrobras subsidiaries ~~controlled companies~~ in the Meetings of CCEE – Electric Energy Trading Chamber;	companies”, inclusion of “subsidiaries”. No economic effect. No legal effect.
XIX - decide on the acquisition, sale or lien of personal and real estate property in accordance with the guidelines defined in the current authority scope policy;	XIX – deliberate on the acquisition, sale or lien of movable and immovable property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;

Adjustment to the wording. Adjustment to the name of the Delegation of Authority Policy as the rules that regulate the approving authority levels of the Eletrobras Companies.

No economic effect.

No legal effect.

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XX – prepare, amend and approve its Internal Regulations; and	XX – prepare, amend and approve its Internal Regulations; ~~and~~	Adjustment to the wording, excluding the “and” at the end of the Item. No economic effect. No legal effect.
XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs in which it holds equity, in terms of governance practices, results presented and control, in proportion to the relevance, materiality and risks to business.	XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;	Adjustment to punctuation from “.” to “:” No economic effect. No legal effect.
No corresponding provision	XXII – approve Eletrobras’ authority scope for fiscal directors of subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested company, associations, and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

Insertion of a new Item. The appointment to positions in the Fiscal Councils, including the ones of the subsidiaries' SPEs and excluding the one of Eletrobras itself, are under the assignment of DEE, pursuant to the existing rules of appointment to positions in governance bodies of the Eletrobras companies.

No economic effect.

No legal effect.

No corresponding provision	XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;	Insertion of a new Item, in accordance with Item 5.6, Sub-items 1 and 2, SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;	Insertion of a new Item. Wording in accordance with Item 5.6, Sub-item 11, SEST Articles of Incorporation Model. No economic effect. No legal effect.
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No corresponding provision	XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the company’s corporate purpose, subject to applicable legal provisions;

Insertion of a new Item, in accordance with the SEST Articles of Incorporation Model.

Economic effect – proposals shall abide by the company’s strategic guidelines and applicable legal provisions.

No legal effect.

No corresponding provision	XXVI - deliberate on matters submitted by any Officer;	Insertion of a new Item. Wording in accordance with Item 5.6, Sub-item 15, SEST Articles of Incorporation Model. No economic effect. No legal effect.
No corresponding provision	XXVII – approve the company’s quarterly financial information; and

Insertion of a new Item. Explaining the Executive Board's assignment. The Board of Directors only authorizes the publication of the ITRs after their formal analysis.

No economic effect.

No legal effect.

No corresponding provision	XXVIII - fulfill and enforce these Articles of Incorporation, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Board.	Insertion of a new Item, in accordance with the SEST Articles of Incorporation Model. No economic effect. No legal effect.
CHAPTER VIII Assignments of Chairperson and Officers	CHAPTER VIII Assignments of Chairperson ~~and Officers~~	Exclusion of “and Officers” No economic effect. No legal effect.
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Article 48. Without limitations of other assignments of the Executive Board, the President of the company is responsible for:	Provision renumbered	Renumbering of Article 48 into Article 49. No economic effect. No legal effect.
I - laying down, manage and monitoring the Strategic Planning and the Business and Management Master Plans of Eletrobras companies;	I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their execution;	Adjustment to the wording. PDNG to be only in the Holding and PNG in the Eletrobras companies. No economic effect. No legal effect.
II - promoting the management of performance, sustainability and business development;	II - promoting energy efficiency concerning Federal Government Programs and the Eletrobras companies, in Brazil and abroad;

Adjustment to the wording. Chairperson's assignment concerning energy efficiency.

Economic effect – measures shall abide by the company’s strategic guidelines and applicable legal provisions.

No legal effect.

III - representing Eletrobras, in legal proceedings or otherwise, or before other companies, shareholders and the public in general, and may delegate such powers to any director, as well as appointing representatives, attorneys, agents or agents;

III - representing Eletrobras, in legal proceedings or otherwise, or before other companies~~, shareholders~~ and the public in general, given that he/she may delegate such assignments ~~powers~~ to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;

Adjustment to the wording, exclusion of the word “shareholders”. In accordance with the existing internal structure, the responsibility of satisfying shareholders and investors lies with the Financial and Investor Relations Officer.

No economic effect.

No legal effect.

IV - presiding over the General Meetings;	~~IV - preside over the General Meetings;~~	Exclusion of the full text of Item. The new rule assigns this to the Chairperson of the Board of Directors. No economic effect. No legal effect.
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V - hiring and firing employees;	IV - ~~hire and dismiss employees~~ issuing acts pertaining to the hiring, designation, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;	Renumbering of Item V into Item IV. Adjustment to the wording, in accordance with SEST's guidance adapted to Eletrobras. No economic effect. No legal effect.
VI - rendering the appointments approved by the Executive Board official;	Provision renumbered	Renumbering of Item VI into Item V. No economic effect. No legal effect.
VII - developing a policy of relationship policy between the Holding and Eletrobras companies with the company and coordinating press activities, internal communication, events, advertisement, sponsorship and ceremonial;	VI - developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;	Renumbering of Item VII into Item VI. Adjustment to the wording, including internal regulations as a generic term. No economic effect. No legal effect.
VIII - along with another director, execute transactions with the money of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;	VII - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;	Renumbering of Item VIII into Item VII. Adjustment to the wording. No economic effect. No legal effect.
IX – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that deliberates for the removal from the country of employees, except as provided in art. 47, XII of these Articles of Incorporation;	VIII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that deliberates for the removal from the country of employees, except as provided for in Article 48 ~~47~~, XII of these Articles of Incorporation.	Renumbering of Item IX into Item VIII and adjustment to reference to Article 48, XII of these Articles of Incorporation. No economic effect. No legal effect.
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X – appointing an electoral commission with the purpose of organizing the election of the employees’ representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder for the adoption of the necessary measures for the appointment of the employee representative on the Board of Directors; and	IX – appointing an electoral commission with the purpose of organizing the election of the employees’ representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder, for the adoption of the necessary measures for the appointment of the employees’ representative on the Board of Directors to be taken; ~~and~~	Renumbering of Item X into Item IX. Exclusion of “and” at the end of the text. No economic effect. No legal effect.
No corresponding provision	X - coordinating the activities of the Executive Board’s members;	Insertion of a new Item, in accordance with the SEST’s guidelines adapted to Eletrobras. No economic effect. No legal effect.
No corresponding provision	XI - ratifying the bidding processes, according to the assignments as established in Eletrobras’ internal regulations, provided that he/she may delegate such assignments;	Insertion of a new Item, in accordance with the SEST’s guidelines adapted to Eletrobras. Economic effect - forecast included in the legal budget. No legal effect.
No corresponding provision	XII - keeping the Board of Directors and Fiscal Council informed of the company’s activities; and	Insertion of a new Item, in accordance with the SEST’s guidelines adapted to Eletrobras. No economic effect. No legal effect.
XI – exercising other assignments established by the Board of Directors.	Provision renumbered	Renumbering of Item XI into Item XIII. No economic effect. No legal effect.
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Article 49. Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following duties:

Article 50. Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following duties:

I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;

II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting the issues of his/her respective practice area; and

III – to fulfill and enforce the general business guidelines of the company established by the Board of Directors in the management of his/her practice area.

Renumbering of Article 49 into Article 50. Insertion of Items I, II, and III. Adjustment to the Officers' assignments with simplification of the wording. No economic effect. No legal effect.
Paragraph 1 The Generation Officer shall:	~~Paragraph 1 The Generation Officer shall:~~	Excluding full wording of the provision. Simplified wording of the officers’ assignments in Items I, II, and III of this Article. No economic effect. No legal effect.
I. prospect, evaluate and develop energy supply expansion projects;	~~I. prospect, evaluate and develop energy supply expansion projects;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
II. establish guidelines for the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;	~~II. establish guidelines for the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
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III. establish guidelines for the maintenance programs and the monitoring of operational performance of the plants in operation; and	~~III. establish guidelines for maintenance programs and monitoring of operational performance of operating plants; and~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
IV. coordinate activities related to sector regulation in ~~the businesses of~~ generation, energy trading and energy efficiency.	~~IV. coordinate activities related to sector regulation in generation, energy trading and energy efficiency businesses.~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
Paragraph 2 The Transmission Officer shall:	~~Paragraph 2 The Transmission Officer shall:~~	Excluding full wording of the provision. Simplified wording of the officers’ assignments in Items I, II, and III of this Article. No economic effect. No legal effect.
I. promote the analysis of opportunities of new transmission businesses;	~~I. promote analysis of opportunities in new transmission businesses;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
II. promote the accomplishment of investment programs and the implementation of transmission projects in which Eletrobras has interest;	~~II. promote the accomplishment of investment programs and implementation of transmission projects in which Eletrobras has interest;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
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III. define the guidelines and monitor the operational performance and transmission maintenance programs within the Holding company and the Eletrobras companies; and	~~III. define the guidelines and monitor the operational performance and transmission maintenance programs within the scope of the Eletrobras companies; and~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
IV. promote activities related to sector regulation in the electricity transmission segment within the scope of the Holding and Eletrobras companies.	~~IV. promote activities related to sector regulation in the electricity transmission segment within the scope of the Holding and Eletrobras companies.~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
Paragraph 3 The Distribution Officer shall:	~~Paragraph 3 The Distribution Officer shall:~~	Excluding full wording of the provision. Simplified wording of the officers’ assignments in Items I, II, and III of this Article. No economic effect. No legal effect.
I. align the management of the distribution companies with the Strategic Planning of Eletrobras companies;	~~I. align the management of distribution companies with the Strategic Planning of Eletrobras companies;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
121

II. monitor policies, strategies, planning, technical and commercial services and results of the Distribution companies;	~~II. monitor policies, strategies, planning, technical and commercial services and results of Distribution companies;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
III. define and monitor economic, financial and commercial and operational indicators of the Distribution companies; and	~~III. define and monitor economic, financial and commercial and operational indicators of Distributors; and~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
IV. promote the technical and institutional relationship with government agencies and Associations in matters related to the sector regulation of the electricity distribution business.	~~IV. promote the technical and institutional relationship with government agencies and Associations in matters related to the sector regulation of the electricity distribution business.~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
Paragraph 4 The Compliance Officer shall:	Paragraph 4 ~~The Compliance Officer shall:~~	Excluding full wording of the provision. Simplified wording of the officers’ assignments in Items I, II, and III of this Article. No economic effect. No legal effect.
I. ensure procedural compliance and risk mitigation in the activities of the Holding company and Eletrobras companies, including fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations, as well as to ensure that the compliance requirements described in Law 13,303/2016 are respected;	~~I. to ensure procedural compliance and risk mitigation in the activities of the Holding and Eletrobras companies, including fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations, as well as to ensure the compliance requirements described in Law 13303/2016 are respected;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
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II. adopt mechanisms and internal compliance procedures, as provided for in Decree 8.420/15, to allow detection and correction of deviations, fraud, irregularities, and to encourage reporting of irregularities;	~~II. adopt mechanisms and internal integrity procedures, as provided for in Decree 8.420/15, to allow detection and correction of deviations, fraud, irregularities, and to encourage reporting of irregularities;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
III. identify, evaluate, treat, monitor and communicate operational losses that could have been avoided by better management of risks inherent in the main processes of Eletrobras companies, allowing greater accountability of the parties involved; and	~~III. identify, evaluate, treat, monitor and communicate operational losses that could have been avoided by better management of risks inherent in the main processes of Eletrobras companies, expanding the accountability of the parties involved; and~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
IV. to provide the Board of Directors, the Audit and Risk Committee and the Executive Board with independent, impartial and timely assessments of the effectiveness of risk management, adequacy of internal controls and compliance with the rules and regulations associated with Eletrobras’ operations, especially those related to the risks referenced in the Company’s anticorruption practices.	~~IV. to provide the Board of Directors, the Audit and Risk Committee and the Executive Board with independent, impartial and timely assessments of the effectiveness of risk management, adequacy of internal controls and compliance with the rules and regulations associated with Eletrobras’ operations, especially those related to the risks evidenced in the Company’s anticorruption practices.~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
Paragraph 5 The Financial Officer and the Investor Relations Officer shall:	~~Paragraph 5 The Financial Officer and the Investor Relations Officer shall:~~	Excluding full wording of the provision. Simplified wording of the officers’ assignments in Items I, II, and III of this Article. No economic effect. No legal effect.
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I. promote Eletrobras’ economic-financial, tax and fiscal planning and control;	~~I. promote Eletrobras’ economic-financial, tax and fiscal planning and control;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
II. promote accounting control and reviewing financial income statements;	~~II. promote accounting control and demonstration of economic-financial results;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
III. promote economic and financial analysis of investments and divestments; and	~~III. promote economic and financial analyses of investments and divestments; and~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
IV. promote corporate, economic and financial management of interests, including in Specific Purpose Companies.	~~IV. promote corporate, economic and financial management of interests, including in Specific Purpose Companies.~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
Paragraph 6 The Legal and Corporate Management Officer shall:	~~Paragraph 6 The Legal and Corporate Management Officer shall:~~	Excluding full wording of the provision. Simplified wording of the officers’ assignments in Items I, II, and III of this Article. No economic effect. No legal effect.
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I. legally represent Eletrobras in judicial and administrative proceedings, and provide internal legal advice;	~~I. legally represent Eletrobras in the judicial and administrative spheres, and provide internal legal advice;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
II. promote people management practices;	II. ~~promote people management practices;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
III. provide infrastructure and supply of goods and services;	III. ~~provide infrastructure and supply of goods and services;~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
IV. provide Information Technology and Data and Voice Telecommunication resources.	IV. ~~provide Information Technology and Data and Voice Telecommunication resources.~~	Excluding full wording of the provision. Simplified wording with respect to the officers’ assignments in the items above. No economic effect. No legal effect.
CHAPTER IX Fiscal Council	No changes made
125

Article 50. The Fiscal Council, which is permanent, shall be comprised of 05 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 02 (two) year terms, for up to 02 (two) consecutive reappointments. The Fiscal Council shall be comprised as follows:	Provision renumbered	Renumbering of Article 50 into Article 51. No economic effect. No legal effect.
I – 01 (One) member and his/her alternate appointed by the Ministry of Economy, as the representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;	No changes made
II – 02 (Two) members and their respective alternates elected by the controlling shareholder;	No changes made
III – 01 (One) member and their respective alternate elected by the minority shareholders; and	No changes made
IV – 01 (One) member and their respective alternate elected by the holders of preferred shares.	No changes made
Paragraph 1 The members and their respective alternates of the Fiscal Council appointed under the terms of items III and IV of this article shall be elected by separate vote.	No changes made
Paragraph 2 Within the period provided for in the heading of this article, the preceding periods less than 02 (two) years prior shall be considered.	No changes made
126

Paragraph 3 Once the maximum term provided for in the heading of this article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.	No changes made

Article 51. The member of Eletrobras' Audit Committee shall only take office upon satisfaction of the applicable legal requirements and those set forth in the Appointment Policy of Eletrobras companies.

Article 52. The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, especially the provisions under Article 17, Paragraph 2 of Law No. 13,303/2016, as well as those provided for in the internal regulations established by the company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility and Succession and Remuneration Committee.

Renumbering of Article 51 into Article 52. Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies and assignment to Fiscal Council of the same restrictions to the Board of Directors.

No economic effect.

No legal effect

Paragraph 1 Whenever the Appointment Policy intends to impose additional requirements to those contained in the applicable laws to Members of the Audit Committee of Eletrobras, such requirements shall be forwarded to the Shareholders’ Meeting to be approved by the shareholders.	Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council members of Eletrobras, such requirements shall be forwarded to the Shareholders’ Meeting for deliberation by the shareholders.	Adjustment to the wording. Adjustment to the name of the Authority Scope Policy to rules of appointment for positions in governance bodies of Eletrobras Companies. No economic effect. No legal effect.
Paragraph 2 The members of the Audit Committee shall be invested in their positions, regardless of execution of the term of tenure from the date oftheir respective election.	Paragraph 2 - The members of the Fiscal Council shall be invested in their offices upon execution of an oath of office as from the date of the respective election.	Adjustment to the wording. No economic effect. No legal effect.
127

Paragraph 3 Each member of the audit committee shall, prior to taking up office and upon leaving office, submit an annual statement of assets to the company, to the Public Ethics Committee of the Presidency of the Republic - CEP/PR and to the Federal Audit Court.

	Paragraph 3 - The fiscal council member shall, before taking up office, submit authorization to the company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.	Adjustment to the wording, pursuant to the TCU Normative Instruction No. 87/2020. No economic effect. No legal effect.
Paragraph 4 The monthly compensation due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of profit sharing and payment of compensation exceeding the amount paid to directors is forbidden.	No changes made
Paragraph 5 The elected fiscal council members shall participate in the investiture and in annual specific training on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other themes related to Eletrobras’ activities.	No changes made
Paragraph 6 The fiscal council member who fails to participate in any annual training offered by the company in the last two years will not be reinstated.	No changes made
Paragraph 7 The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the company, and it is considered abusive of to cause damage to the company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the company, its shareholders or administrators.	No changes made
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Paragraph 8 The hiring of insurance set forth in paragraphs 1 and 4 of Article 29 of these Articles of Incorporation applies to the members of the Fiscal Council.	No changes made
Paragraph 9 - The limitations set forth in the heading and in the sole paragraph of article 31 of these Articles of Incorporation apply to the members of the Fiscal Council.	Paragraph 9 - The limitations set forth in the heading ~~and in the sole paragraph~~ of the article 31, and its Paragraphs 1 and 2 of these Articles of Incorporation shall be applicable to the Fiscal Council.	Adjustment to the reference to Paragraphs 1 and 2 of Article 31 of the Articles of Incorporation. No economic effect. No legal effect.

Article 52. The members of the Fiscal Council shall elect their Chairperson at their first meeting. The Chairperson will be responsible for submitting the resolutions of the Committee, as recorded in the minutes and Audit Committee Opinion book, to the company for compliance purposes.

Article 53. At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the the current internal regulations defined by ~~to its Policies~~ the company, as well as elect ~~in their first meeting~~ its Chairperson, who shall be responsible for forwarding for ~~fulfillment, the deliberations~~ assessment of the company, the view statements and recommendations of the body, recorded in the minutes and Opinions of the Fiscal Council.

Renumbering of Article 52 into Article 53. Adjustment to the wording, in accordance with Sub-item 10, Item 5.6 from the SEST Articles of Incorporation Model, adapted to Eletrobras.

No economic effect.

No legal effect.

Paragraph 1 In the event of vacancy, resignation, impediment or unjustified absence to two consecutive or three interspersed meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to respective remuneration.	No changes made
129

Paragraph 2 Transportation and accommodation expenses will be reimbursed to members of the Fiscal Council whenever they reside outside the city in which the meeting is held, and, if they reside in the city, only transportation expenses will be reimbursed.	Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meal expenses.	Adjustment to the wording. Inclusion of “food”, in accordance with the SEST Articles of Incorporation Model and validation of the payment of daily rates. No economic effect. No legal effect.
Article 53. In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in applicable laws, for:	Provision renumbered	Renumbering of Article 53 into Article 54. No economic effect. No legal effect.
I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;	No changes made
II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the deliberation of the Shareholders’ Meeting;	No changes made
III - providing opinion on proposals of the management bodies to be submitted to the General Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;	No changes made
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IV - denouncing, which is valid for any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;	No changes made
V - calling the Annual General Meeting, if the management bodies delay the call for more than one month, and the Extraordinary General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Meetings such matters as they deem necessary;	No changes made
VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;	No changes made
VII - reviewing the financial statements of the accounting year, and commenting on them;	No changes made
VIII - carrying out the assignments provided for in items I to VII, in case of liquidation of Eletrobras;	No changes made
IX – examining the Annual Internal Audit Activity Report – RAINT and the Annual Internal Audit Plan – PAINT;	No changes made
X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collegiate body, under the terms of the current laws;	No changes made
XI – preparing, amending and approving its Internal Regulations;	No changes made
XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information; and	XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information; ~~and~~	Adjustment to the wording, excluding “and”.
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XIII - oversee compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits.	XIII - overseeing compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits; and	Adjustment to the wording, excluding “.” and including “; and”.
No corresponding provision	XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the company’s capital stock.	Insertion of a new Item, in accordance with Eletrobras and SEST's guidelines. No economic effect. No legal effect.
Paragraph 1 The management bodies shall have, in a written communication, to make copies of the minutes of their meetings available to the members in office of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.	No changes made
Paragraph 2 The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they deliberate on the matters which they should comment on (items II, III and VII of this article).	No changes made
Article 54. The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Board of Directors, by the President of the Collegiate Body.	Provision renumbered	Renumbering of Article 54 into Article 55. No economic effect. No legal effect.
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Sole Paragraph. The minimum quorums for meeting and approval of matters in the Fiscal Council are three members.	Sole Paragraph. The meetings held by the Fiscal Council shall abide by the provisions under Article 28 of this Articles of Incorporation, in compliance with the minimum quorum of three directors for the meeting and approval of issues ~~in the Fiscal Board shall the three directors.~~ of its competence.	Adjustment to the wording, in accordance with Eletrobras’ and SEST’s guidelines. No economic effect. No legal effect.
CHAPTER X Accounting Year and Financial Statements	No changes made
Article 55. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of Law 3,890-A/1961, to Federal laws on electric energy, to the laws on public companies and to these Articles of Incorporation.	Provision renumbered	Renumbering of Article 55 into Article 56. No economic effect. No legal effect.
Paragraph 1 In each fiscal year, a dividend distribution at least twenty-five percent of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.	No changes made
Paragraph 2 The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders, will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Meeting.	No changes made
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Paragraph 3 the amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, dated December 26, 1995, and of the pertinent laws and regulations, may be imputed to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.	No changes made
Article 56. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:	Provision renumbered	Renumbering of Article 56 into Article 57. No economic effect. No legal effect.
I - one percent as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and	No changes made
II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.	No changes made
Article 57. The Annual General Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.	Provision renumbered	Renumbering of Article 57 into Article 58. No economic effect. No legal effect.
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Article 58. Eletrobras shall allocate on a yearly basis, from its own budget, at least five percent of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.	Provision renumbered	Renumbering of Article 58 into Article 59. No economic effect. No legal effect.
Article 59. The claim contained in a lawsuit that has as its subject to claim the payment of dividends reaches it statue of limitations within three years, which, unclaimed opportunely, will revert to the benefit of Eletrobras.	Provision renumbered	Renumbering of Article 59 into Article 60. No economic effect. No legal effect.
CHAPTER XI Employees	No changes made
Article 60. The positions of permanent member of Internal Audit, permanent member of the Ombudsman’s office and permanent member of the Governance Department shall be reserved for employees from Eletrobras’ or its companies’ permanent staff.	Article 61. The positions of holders of organizational units connected to the Board of Directors shall be reserved preferably by employees of the permanent staff of Eletrobras or its companies.	Renumbering of Article 60 into Article 61. Adjustment of wording to make the text generic. No economic effect. No legal effect.
Article 61. The employees of Eletrobras, its subsidiaries, affiliated companies and subsidiaries will abide by, as appropriate, the provisions of Labor Laws, Law No. 3,890-A/1961, and of these Articles of Incorporation.	Article 62. The employees of Eletrobras, its subsidiaries, ~~,~~ and affiliated companies ~~and subsidiaries~~ shall abide by the provisions of Labor Laws, Law No. 3.890-A/1961, and of these Articles of Incorporation, accordingly.	Renumbering of Article 61 into Article 62. Exclusion of “, controlled companies”. No economic effect. No legal effect.
Article 62. The Eletrobras Staff shall be composed of:	Provision renumbered	Renumbering of Article 62 into Article 63. No economic effect. No legal effect.
I - personnel admitted to positions of permanent career, by means of a civil service exam, consisting of tests, or of tests and credentials;	I - personnel hired to positions of permanent staff, upon ~~process of selection~~ prior approval in a civil service exam, consisting of tests, or of tests and credentials;	Adjustment to the wording. No economic effect. No legal effect.
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II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXI of art. 36 of these Articles of Incorporation; and	II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXIV ~~XXXI~~ of art. 36 of these Articles of Incorporation; and	Adjustment to the reference to Item XXXIV of Article 36 of the Articles of Incorporation. No economic effect. No legal effect.
III - personnel hired for a fixed term contract, abiding by the applicable laws.	No changes made
Paragraph 1 The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.	No changes made
No corresponding provision	Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.	Insertion of a new Paragraph, in accordance with Eletrobras' guidelines. No economic effect. No legal effect.
Paragraph 2 The functions referred to in paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the company's permanent staff.	Provision renumbered	Renumbering of Paragraph 2 into Paragraph 3. No economic effect. No legal effect.
Paragraph 3 Occupants of appointed positions who carry out management acts aiming to create salary advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the company, without limitation to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.	Provision renumbered	Renumbering of Paragraph 3 into Paragraph 4. No economic effect. No legal effect.
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Article 63. After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining established by it, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies.	Provision renumbered	Renumbering of Article 63 into Article 64. No economic effect. No legal effect.
Article 64. Eletrobras will provide social assistance to its employees, through the Eletrobras Social Security Foundation - ELETROS, in the form and means approved by the Executive Board.	Article 65. Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.

Renumbering of Article 64 into Article 65. Adjustment to the wording, in accordance with the wording of Article 36. Approval of health care plans and supplemental pension plans to be under the responsibility of the Board of Directors.

Economic effect - the health and benefits plan and supplementary pension plan are set out in the company’s legal budget.

No legal effect.

CHAPTER XII General	No changes made
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Article 65. Eletrobras, through its management, is required to provide information to the Minister of State for Mines and Energy, to the Federal Government's control bodies, as well as to the Federal Audit Office and to the National Congress, in this case through the Minister of State of Mines and Energy.	Article 66. Eletrobras, by means of its management and under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government’s control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.	Renumbering of Article 65 into Article 66, in accordance with the wording of the legal provisions. No economic effect. No legal effect.
Sole Paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.	No changes made
Article 66. Eletrobras may, directly or through the companies in which it participates, contract with the Federal Government to carry out works and services for which special financial resources are allocated.	~~Article 66. Eletrobras may, directly or through the companies in which it participates, contract with the Federal Government to carry out works and services for which special financial resources are allocated.~~ 	Exclusion of the full text of the existing Article 66 and its Paragraphs 1 and 2, in accordance with Eletrobras’ guidelines. No economic effect. No legal effect.
Paragraph 1 The facilities built in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed at cost.	~~Paragraph 1 The facilities constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed at cost.~~	Excluding full wording of the provision, according to Eletrobras’ guidelines. No economic effect. No legal effect.
Paragraph 2 Until the requirement of paragraph 1 is fulfilled, the facilities provided for in this article may, under an agreement with and on behalf of the Federal Government, be operated by Eletrobras or its subsidiaries.	~~Paragraph 2 Until the requirement of paragraph 1 is fulfilled, the facilities provided for in this article may, under an agreement with and on behalf of the Federal Government, be operated by Eletrobras or its subsidiaries.~~	Excluding full wording of the provision, according to Eletrobras’ guidelines. No economic effect. No legal effect.
Article 67. The Executive Board shall publish in the Official Gazette of the Federal Government, after approval by the Minister of State for Mines and Energy:	Article 67. Once all legal requirements have been met, the Executive Board shall arrange the publication of the following in Eletrobras’ website:	Adjustment to the wording, updating the text. No economic effect. No legal effect.
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I - the bidding notices for public procurements;	No changes made
II - personnel regulations, with the rights and duties of employees, the disciplinary regime and the rules on accountability;	No changes made
III - personnel report, broken down into three columns, showing the total number of employees and the number of filled positions provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and	No changes made
IV - the wages , benefits, advantages and plans any other payments that make up the compensation of its employees.	No changes made
Article 68. The Internal Audit, the Ombudsman’s Office and the Governance Department will be directly linked to the Board of Directors.	No changes made
CHAPTER XIII Transitional Provisions	~~CHAPTER XIII Transitional Provisions~~	Exclusion of CHAPTER XIII Transitional Provisions. There are no more transitional provisions. No economic effect. No legal effect.
Article 69. Establishment and operation of the Audit and Risk Committee set forth in art. 40 of these Articles of Incorporation shall take place by June 30, 2018.	~~Article 69. Establishment and operation of the Audit and Risk Committee set forth in art. 40 of these Articles of Incorporation shall occur by June 30, 2018.~~	Exclusion of the full text of the existing Article 69. The Committee has already been established. No economic effect. No legal effect.
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No corresponding provision

Article 69. The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.

Insertion of a new provision to cover future unifications within the scope of the Executive Board, and not only of areas related to the Board of Directors. No economic effect. No legal effect.
No corresponding provision	Sole Paragraph: The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.	Insertion of a new provision to meet the demand from such bodies No economic effect. No legal effect.

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ANNEX 03

Consolidated Bylaws with changes proposed

CHAPTER I

Name, Organization, Headquarters and Corporate Object

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a government-owned publicly-held company incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to these Articles of Incorporation and by Law No. 13,303, dated June 30, 2016, and No. 6,404, dated December 15, 1976, by ordinances and other applicable laws.

Article 2 - The company, its shareholders, managers, and members of the advisory committees and the Fiscal Council shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).

Article 3 - Eletrobras' registered address is in the Federal Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or by way of subsidiaries or companies with which it may be associated. Furthermore, to accomplish its corporate purpose, it may open offices and branches in Brazil or abroad.

Paragraph 1 - Eletrobras, directly or by means of its subsidiaries may associate with other parties, either monies funds or not, thus establishing business consortia or holding interest in companies, with or without majority stock, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.

Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or by way of its subsidiaries, intended to carry out the provisions under paragraph one of this Article, shall be conditioned to the prior authorization of at least two thirds of the Board of Directors.

Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the fundraising necessary to accomplish its corporate purpose, as well as that of its subsidiaries, and may delegate such task, pursuant to the internal regulations established by Eletrobras to govern the approval levels within Eletrobras companies.

Paragraph 4~~-~~ Subsidiaries shall abide by the administrative, financial, technical, and accounting rules established by Eletrobras.

Paragraph 5 ~~-~~ Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria under the law, these Articles of Incorporation, and the internal regulations established by Eletrobras, provided that Eletrobras' or the subsidiary's employees shall be preferably appointed for such role.

Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras’ internal regulations.

Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered by the Eletrobras’ Board of Directors, without prejudice to the legal duty of the subsidiaries’ Boards of Directors to decide on the election of the respective appointees.

Article 4 - The corporate object of Eletrobras is:

I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute corporate acts arising from such activities, such as the trading of electricity;

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II - to cooperate with the Ministry of Mines and Energy to which it is connected in order to plan Brazil’s energy policy;

III - to further and support research in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes; and

IV - to participate, as set forth under the law, in programs which encourage alternative sources of energy production, rational use of energy, and the implementation of smart energy networks.

CHAPTER II

Obligations and Responsibilities arising from Legal and Voluntary Environments

Article 5 - Eletrobras' activities may be guided by the Federal Government whenever in line with its corporate purpose, in order to contribute to the public interest that justified its creation.

Paragraph 1 - In the exercise of the prerogative referred to in the above provision, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to invest in projects and to undertake responsibility for specific operating costs/results, under conditions which differ from those of any private company that conducts business in the same market, if:

I - they are provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the government agency with authority to establish them, subject to the complete transparency of such instruments; and

II - they have their costs and revenues broken down and disclosed in a transparent manner, including their accounting statements.

Paragraph 2 - When guided by the Federal Government to contribute to the public interest, Eletrobras shall only undertake obligations or responsibilities:

I - that fulfill market conditions; and

II - that comply with the provisions of items I and II of the above paragraph, and, in this case, the Federal Government shall offset Eletrobras, in each financial year, for the difference between market conditions and the operating result or revenues arising from the obligation undertaken.

Paragraph 3 - The exercise of the prerogatives referred to in the paragraphs above shall be the subject of an Annual Letter, signed by the Board of Directors, pursuant to Article 8, Item I, of Law No. 13303/2016.

Article 6 - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3890-A/1961, 10438/2002, and 9991/2000.

Article 7 - Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its subsidiaries, managers, agents, employees, and any other persons acting on their behalf, conduct operations in compliance with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as Brazilian anti-corruption laws.

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Sole paragraph - Eletrobras shall conduct its business, investments, and interactions with stakeholders in accordance with the following ideals and guidelines:

I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and governance system;

II - compliance with the Eletrobras Companies’ Compliance Program;

III – ensure compliance of its corporate governance system, including its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility;

IV – conduct in full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846/2013, and any other anti-bribery and anti-corruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the company, refraining from practicing any conduct prohibited by said regulations; and

V – compliance with the ideals and rules provided in the voluntary self-regulation instruments handed down by Eletrobras’ Board of Directors.

CHAPTER III

Capital Stock, Shares, and Shareholders

Article 8 - The capital is BRL 39,057,271,546.52 (Thirty-Nine Billion, Fifty-Seven Million, Two Hundred Seventy-One Thousand, Five Hundred Forty-Six Brazilian Reais and Fifty-Two Cents), divided into 1,288,842,596 (One Billion, Two Hundred Eighty-Eight Million, Eight Hundred Forty-Two Thousand and Five Hundred Ninety-Six) common shares, 146,920 (One Hundred Forty-Six Thousand, Nine Hundred and Twenty) class “A” preferred shares, and 279,941,394 (Two Hundred Seventy-Nine Million, Nine Hundred Forty-One Thousand, Three Hundred and Ninety-Four) class “B” preferred shares, all without par value.

Article 9 - Eletrobras’ shares shall be:

I - common, registered voting shares; and

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

Paragraph 1 - Both types of shares may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without issuing certificates, in a financial institution hired for such purpose.

Paragraph 2 - Whenever the share ownership is transferred, the depositary financial institution may charge from the selling shareholder the transfer fee, subject to the maximum limits, set by CVM (the Brazilian Securities and Exchange Commission).

Article 10 - Preferred shares may not be converted into common shares, and shall have preemptive right in capital reimbursements and dividend distributions.

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Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as those resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per annum on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of six percent per annum on the equity relating to the aforesaid category and class of shares, to be equally apportioned among them.

Paragraph 3 - The preferred shares shall also partake, under equal conditions, with the common shares in the distribution of dividends, after which the lower band of the minimum dividends provided in Paragraphs 1 and 2 above shall be guaranteed, subject to the provisions of Paragraph 4.

Paragraph 4 - Preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least ten percent higher than the dividend paid to each common share.

Article 11 ~~-~~ Eletrobras’ capital increases shall be carried out by public or private subscription and absorption of reserves, thus capitalizing funds as provided by law.

Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportional to their stock. The Federal Government shall subscribe, in common shares, a sufficient quantity to guarantee a minimum of fifty percent plus one share of the voting capital.

Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of two thirds of preferred shares relating to the total shares issued.

Article 12~~-~~ The payment of the shares shall comply with the rules and conditions established by the Board of Directors.

Sole Paragraph - The shareholder that does not make its payment in accordance with the rules and conditions referred to in this Article shall be put in default following legal requirements, in addition to inflation adjustment, interest of twelve percent per annum, and a penalty of ten percent on the amount of the overdue installment.

Article 13 - Eletrobras may issue government backed non-convertible bonds and debentures.

Article 14 - Eletrobras, by decision of the Board of Directors, may purchase its own shares to cancel or hold them in treasury for subsequent sale, limited to the amount of the balance of profits and reserves, excluding the legal reserve, subject to applicable legal and regulatory provisions.

Article 15 - The redemption of shares of one or more classes may be undertaken upon resolution of a Special Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of impacted the types and classes of shares.

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CHAPTER IV

Shareholders’ Meeting

Article 16 - The Shareholders’ Meeting shall be held within the first four months following the end of the fiscal year, at a date and time previously set, to:

I - review the managers’ accounts, and examine, discuss and vote on financial statements;

II - decide the allocation of the net profit for the year and the distribution of dividends; and

III - elect and remove the members of the Board of Directors and the Fiscal Council, and set the compensation of the managers, Fiscal Council members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Incorporation, in compliance with the applicable laws.

Sole Paragraph - The Board of Directors, by means of its Chairman, shall make non-binding recommendations to Eletrobras' shareholders, of a non-binding nature, for the election appointment of new members for this collective body, considering their advisable professional profile and background, based on the results of their performance appraisal, referral policy guidelines , and succession career plan.

Article 17- In addition to the issues provided for in Law No. 6,404/1976, and in other statutes and regulations, the Shareholders’ Meeting shall meet, in in-person or remote or partially-remote meetings, pursuant to applicable laws, in particular to deliberate on the following issue:

I - disposal, in whole or in part, of capital stock shares of Eletrobras or its subsidiaries;

II - change of the capital stock;

III - waiver of subscription rights in shares or convertible debentures of subsidiaries;

IV - issuance of debentures convertible into shares or their sale, held by the treasury;

V - sale of convertible debentures issued by subsidiaries;

VI - issuance of any other bonds or securities, in Brazil or abroad;

VII - spin-off, merger or corporate consolidation of the company;

VIII - exchange of shares or other securities issued by the company;

IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders’ Meeting of impacted types and classes; and

X – approval of the execution of Indemnity Agreements by the company.

Paragraph 1 - The Shareholders’ Meeting may only deliberate on the agenda issues stated in the respective meeting summon. General business deliberations are not permitted.

Paragraph 2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder being proportional to its stake in the company’s capital.

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Paragraph 3 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.

Paragraph 4 - The voting justifications may be recorded, if so willed by the shareholder or its representative.

Paragraph 5 - Abstentions shall be included in the minutes and in the document of the meeting disclosure.

Paragraph 6 - The board that shall direct the Shareholders’ Meeting shall be chaired by the Chairperson of the Board of Directors, or by a deputy appointed by the said body, who shall also appoint the secretary.

Article 18 - The meeting summon shall set out conditions for the attendance of shareholders in the Shareholders’ Meeting in compliance with the requirements established by law for such purpose.

Article 19 - The shareholder may be represented by an attorney-in-fact at the Shareholders’ Meetings, pursuant to Article 126, Paragraph 1 of Law 6,404/1976.

Paragraph 1 - The documents proving the identity of shareholders and their representatives should be delivered at Eletrobras’ offices, according to the call notice.

Paragraph 2 - The shareholders who attend the meeting shall comply with the requirements in the call notice.

Paragraph 3º- The signature certification of the power of attorney granted by shareholders not residing in Brazil and by holders of Brazilian Depositary Receipts (BDR) is waived, and the power of attorney shall be filed at the principal place of business of Eletrobras seventy-two hours in advance of the day scheduled for the Shareholders’ Meeting.

Paragraph 4 - The representation of the Federal Government at Eletrobras’ Shareholders’ Meetings shall comply with specific federal laws.

Paragraph 5 - Eletrobras shall facilitate participation and remote voting according to the Instruction of the CVM.

CHAPTER V

Management

Article 20 - The Management of Eletrobras, under the terms of these Articles of Incorporation and applicable laws, is under the responsibility of the Board of Directors and the Executive Board.

Article 21 - Only Brazilian natural persons may take up positions in the Management of Eletrobras, Executive Board members shall reside in Brazil, and the management guarantee provided for in the applicable laws may be required for any managerial position.

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Paragraph 1 - The minutes of a Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the company shall state the qualification of each of the members elected and their term of office, and when the law requires certain requirements for investiture in a management position at Eletrobras, only the person that produces evidence of such requirements shall be elected and take office, with a certified copy being filed at the company’s principal place of business.

Paragraph 2 - The requirements shall be proven by documents, using for such purpose any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.

Article 22- The appointment to a management position at Eletrobras shall comply with the requirements set out in applicable laws, as well as those provided for in internal regulations established by Eletrobras.

Paragraph 1 - Whenever the internal regulations established by Eletrobras furthers the requirements provided in the applicable laws for Eletrobras’ Directors, such requirements shall be submitted to the Shareholders’ Meeting for deliberation of the shareholders.

Paragraph 2 - In addition to the requirements to the appointments referred to in the heading of this article, the person appointed for the position of officer, including the Chairperson, shall have:

I - professional experience of at least 05 (five) years in position or function directly connected to the core attributes of the Board.

Article 23 - The director is not allowed to deliberate on issues that conflict with their interests or concerning third parties under their influence, pursuant to Article 156 of Law No. 6,404/1976.

Paragraph 1 - The director or committee member who has a conflict of interest with the subject under discussion shall previously state their conflict of interest, withdrawing from the meeting and refraining from discussing the subject, and such abstention shall be recorded in the minutes.

Paragraph 2 - Any director or committee member may report the conflict of a peer, if their is aware of it, and the collective body shall deliberate on the conflict in accordance with its rules and applicable laws.

Article 24- Directors, officers and members of committees under the Articles of Incorporation shall be invested in their positions upon signing a specific oath of office within 30 days at the latest after the election or appointment date, which shall be provided by the company, establishing their compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, as well as other internal rules issued by the company.

Paragraph 1 - If the term is not signed in the thirty days following the appointment, it will become ineffective, unless justified by the administration agency for which the appointee was elected.

Paragraph 2 - Under penalty of nullity, the oath of office shall provide for at least one domicile address in which the director or external member of committee under the Articles of Incorporation shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of their management and/or assignment, which shall be considered fulfilled by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.

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Paragraph 3 - The investiture of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as provided for with applicable legal requirements.

Article 25 - Before exercising their duties, each member of the management bodies shall submit to the company an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, which will be submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.

Sole Paragraph - The officers shall also annually, as the case may be, submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6,728/1979 and Article 9, Item I of Law No. 12,813/2013.

Article 26 - The term of office of the members of the Board of Directors and Executive Board shall be extended until the investiture of the new members takes place.

Paragraph 1 - The terms set forth in the heading of Articles 32 and 43 shall include the previous terms of office taken place less than 02 (two) prior.

Paragraph 2 - Once the maximum terms of office set forth in the heading of Articles 32 and 43 have been reached, the reappointment of the member of the Board of Directors or Board or Executive Officers may only take place after one term of office has elapsed.

Paragraph 3 - For the purposes of the heading of Article 43, the reappointment of an officer to serve on another board of Eletrobras is not taken into consideration.

Article 27- Appointed directors are expected to participate in the investiture and in specific annual training on sessions the activities of their respective governance bodies and on subjects pertaining to Eletrobras’ business and activities, including the mandatory subjects set forth in relevant laws.

Sole Paragraph - The manager who fails to participate in any annual training provided by the company in the last two years may not be reappointed.

Article 28 - The Board of Directors and the Executive Board shall deliberate with a quorum of a majority members and its resolutions shall be taken, respectively, by the majority attending directors or officers, except for the events of qualified quorum established in these Articles of Incorporation and applicable laws.

Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and shall record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely or electronically.

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Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board shall meet at least four times a month, pursuant to the respective Internal Regulations.

Paragraph 3- Generally the meetings of the Board of Directors and Executive Board shall be held in-person, and virtual or teleconference meetings shall be permitted on an extraordinary basis.

Paragraph 4- The meetings’ agendas and material to support the decision-making process of the Executive Board and Board of Directors shall be distributed at least 3 and 7 calendar days in advance, respectively, except in cases duly justified by the Chairperson of the Collective Board.

Paragraph 5 - It is incumbent upon the respective Presidents, or the majority of the members of each body of the Eletrobras administration, to summon the meetings of the Board of Directors and the Executive Board on an extraordinary basis.

Paragraph 6 - In the deliberations of the Board of Directors and resolutions of the Executive Board, the respective Chairmen shall have, in addition to a personal vote, the right to the tiebreaker vote.

Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Articles of Incorporation of the respective collective bodies.

Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded at the will of the dissenting member, provided that the dissenting officer or director shall be exempted from responsibility in the minutes of the meeting or, if this is not possible, shall give immediate written notice to the Board of Directors and Executive Board.

Article 29 - The members of the Board of Directors and of the Executive Board shall be liable under the terms of applicable laws, individually and severally, for the acts carried out and losses arising out of the company.

Paragraph 1 - Eletrobras shall assure the members and former members of the Executive Board, the Board of Directors and the Audit Committee of their defense in judicial and administrative proceedings against them for the practice of acts in the exercise of their position or function, as long as there is no incompatibility with company interests.

Paragraph 2 - The benefit provided for in the first paragraph of this article applies:

I - to holders and former holders of appointed positions;

II - to other employees and former employees regularly vested with competence by delegation of the directors; and

III - to the representatives appointed by Eletrobras to be part of the governance bodies of its subsidiaries and associations wherein the company holds interest, as well as of state-owned companies and private corporations, in which Eletrobras and its subsidiaries hold interests.

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Paragraph 3 - The form of benefit referred to shall be defined by the Board of Directors after hearing Eletrobras’ legal department.

Paragraph 4 - Eletrobras may maintain in the form and extent defined by the Board of Directors, complying with the provision of paragraph 1 as appropriate, a permanent insurance contract in favor of the persons mentioned to protect them from liability for acts or facts that may be the object of judicial or administrative claim.

Paragraph 5 - Should any of said persons be found guilty, with a final and unappealable court order, based on a violation of the law or the Company’s Articles of Incorporation or owing to a negligent or intentional act, they shall reimburse Eletrobras for all costs and expenses resulting from the defense mentioned in Paragraphs 1 and 2, in addition to any harm to the company’s image.

Paragraph 6 - Eletrobras may enter into Indemnity Agreements with the persons set out in Paragraph 2 above, under terms approved by the company’s Shareholders’ Meeting.

Paragraph 7 - Current and former Directors and Fiscal Directors shall be entitled to have knowledge of information and documents included in the company’s files or database, which are essential for administrative or judicial defense in actions filed by third parties, relating to acts carried out during their terms of office.

Paragraph 8 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the company as confidential after execution of a non-disclosure agreement provided by the company.

Article 30 - Eletrobras managers who create compensation advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the company based on the heading of article 29 of these Articles of Incorporation.

Article 31 - Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly invested companies, whether state-owned or private.

Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the company any other activities and positions, boards and committees in which they participate, especially the positions of board chairperson, so that the Shareholders’ Meeting is able to evaluate their availability of time to exercise the position of director at Eletrobras.

Paragraph 2 - The combination of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of director in the companies in which they are appointed as an Executive Board or Board of Directors member.

Paragraph 3 - The director is expected to have flawless reputation, and any person who has or may have any form of conflict of interest with the federal government or with the company itself cannot be appointed.

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CHAPTER VI

Board of Directors

Article 32 - The Board of Directors shall consist of 11 (eleven) members elected by Shareholders’ Meeting, with a unified management term of 02 (two) years. A maximum of 03 (Three) reappointments shall be permitted. The Board of Directors shall therefore be comprised as follows:

I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 25 of Law No. 13303/2016 and Article 39 of Decree No. 8945/2016;

II - a director appointed by the State Minister of Economy, in accordance with the applicable laws;

III - one director elected by a separate vote at the Shareholders’ Meeting of minority holders of common shares issued by Eletrobras. The candidate shall meet the requirements set forth in Law No. 13303/2016;

IV - one director elected by a separate vote at the Shareholders’ Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, excluding the shares held by the controlling shareholder and entities under its control for the purposes of this calculation. The candidate shall meet the requirements set forth in Law No. 13303/2016; and

V – one director elected as an employee representative, chosen by the direct vote of their peers among the active employees and by an election organized by the company together with the trade union entities that represent them, pursuant to applicable laws.

Paragraph 1 - Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the Shareholders’ Meeting may exercise the right set forth in Item IV above.

Paragraph 2~~-~~ The Board of Directors shall be comprised of at least 30% (thirty per cent) of independent members, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13,303, of June 30, 2016, and the Regulations of the Outstanding Program on Governance of State-Controlled Companies of Brasil, Bolsa, Balcão S.A. (B3).

Paragraph 3 - The People, Eligibility, Succession and Compensation Committee shall review the qualification of those appointed to be independent directors by reviewing the self-declaration forms submitted and other documents.

Paragraph 4 ~~-~~ The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors referred to in Paragraph 2 of this Article, should the other shareholders fail to do so.

Paragraph 5 - The Board of Directors shall elect its Chairperson and deputy at the first meeting after the election of its members, and the Chairperson shall be one of the members appointed by the State Minister of Mines and Energy - MME.

Article 33 - The Board of Directors is the company’s strategic and collegiate decision-making body, which is expected to perform its duties considering the company’s long-term interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members, in compliance with the provisions of Law No. 13,303/2016.

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Paragraph 1 - It is incumbent on the Board of Directors to set core management guidelines by initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as high-level control of Eletrobras and its subsidiaries, in order to supervise the fulfillment of the guidelines issued, support the execution of approved programs and review of the results achieved.

Paragraph 2 - The Board of Directors shall meet at least once a year without the attendance of the Chairperson of the company.

Paragraph 3 - The Board of Directors shall meet at least twice a year with attendance of external auditors.

Article 34 - The monthly compensation of the members of the Board of Directors, set at a Shareholders’ Meeting, shall not exceed ten percent of the average monthly compensation of the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not approved by the Shareholders’ Meeting, as well as any kind of profit sharing is forbidden.

Sole Paragraph - The members of the Board of Directors shall be reimbursed for their expenses with meals, transportation, and accommodation, whenever they reside outside the city where the meeting is held and, only for transportation and meals, when residing in the city.

Article 35 - In addition to the cases provided for under the law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three interspersed meetings, out of the previous 12 (twelve) meetings without justification.

Article 36 - In the exercise of its duties, the Board of Directors is also responsible, without limitation to the powers set forth in applicable laws, for:

I - authorizing the incorporation and defining the organization of its subsidiaries;

II - deliberating on the acquisition of minority interest in a company and on the disposal of Eletrobras’ shareholding in said companies;

III - recommending corporate restructuring operations in its subsidiaries, without limitation to the legal authority of the shareholders’ meetings of the respective companies to approve such operations;

IV - from time to time, assessing the strategic, operational, and financial alignment of the company’s shareholdings to its corporate purpose;

V – deliberating on the association referred to in Paragraph 1 of Article 3 of these Articles of Incorporation;

VI – deliberate on the shareholders' agreements to be signed by Eletrobras or its subsidiaries, prior to its signature, in compliance with applicable laws;

VII - establishing the loans and financing policy, considering that concessions to administrators, members of the Audit Committee, employees and controlling shareholder is forbidden;

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VIII - issuing opinions on acts and approving contracts in compliance with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under their control and loans in Brazil or abroad;

IX – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the provision of guarantees for loans or financing taken in Brazil or abroad, by subsidiaries in which it holds interest;

X – approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding in Brazil or abroad by its subsidiaries;

XI ~~-~~ deliberating on the organization of technical and scientific research entities of the interest to Eletrobras pertaining to the energy industry, as well as approving, in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the granting of funding and provision of guarantee for those entities under its control;

XII - ordering the allocation and reallocation of tasks for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in compliance with the authorities set forth in these Articles of Incorporation;

XIII - proposing, to the Shareholders’ Meeting, capital increase, the issuance of shares, subscription warrants, and debentures of Eletrobras, except those debentures not convertible into shares, which shall be subject to appraisal by the Board of Directors;

XIV - authorizing the acquisition of shares issued by Eletrobras for the purpose of cancellation or to remain in treasury and undergo subsequent sale, as well as resolve on the issuance of non-convertible securities and non-convertible debentures;

XV - deliberate on the trading of shares or debentures, except for the cases in which the Shareholders’ Meeting shall deliberate on the issue;

XVI - authored the disposal of items of the permanent assets, and the perfection of security interests, and the provision of guarantees for third-party obligations, to the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

XVII - deliberating on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XVIII - electing and removing members of the company’s Executive Board, including the Chairperson, establishing their duties and formally conferring the responsibility for the Compliance and Risk Management departments to its members.

XIX - examining, at any time, the books and papers of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;

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XX -implementing and supervising risk management, internal control, and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed to, including risks pertaining to the integrity of accounting and financial information, and those relating to corruption and fraud;

XXI – reviewing, at least on a quarterly basis, the balance sheet and other financial statements, without limitation to actions taken bythe Audit Committee;

XXII ~~-~~ providing its opinion on the management reports, as well as the accounts of the Executive Board;

XXIII - approving the internal controls reports;

XXIV - electing and dismissing the independent auditors;

XXV – deliberating on the appointment, in compliance with the applicable internal rules on the selection, and on the discharge of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Comptroller-General;

XXVI - deliberating on the tasks and operations of the departments connected to it;

XXVII - deciding on proposals of corrective measures or improvement of procedures and routines as a result of the review of the Ombudsman’s Office's opinion;

XXVIII - approving and maintaining an updated non-binding succession plan which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan is coordinated by its Chairperson;

XXIX - setting the core guidelines for the administrative organization of Eletrobras;

XXX - appointing and approving appointments of managers for subsidiaries, invested companies, associations, and foundations, pursuant to Article 3, Paragraphs 5, 6 and 7 of these Articles of Incorporation;

XXXI – preparing, amending, and approving its Bylaws and those of its advisory committees in compliance with the rules on composition and responsibilities set forth in these Articles of Incorporation and in applicable regulations;

XXXII - deliberation on the declaration of interim dividends and on the payment of interest on its own capital, by initiative of the Executive Board, pursuant to Art. 47, Item XIII of these Articles of Incorporation;

XXXIII ~~-~~ granting leave of absence to the company’s CEO, including vacation;

XXXIV - establishing the amount of appointed functions of the senior management of Eletrobras and its subsidiaries, pursuant to item II, of art. 63 of these Articles of Incorporation, as well as approving the Eletrobras Companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, appointment plan, employee benefits, and employee dismissal program;

XXXV – approving the maximum number of personnel civil service exams of Eletrobras and its subsidiaries;

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XXXVI - approving the Strategic Plan and the Business and Management Steering Plan, as well as the amendments thereto;

XXXVII – approving the annual budget of Eletrobras and of its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Steering Plan, and the Business and Management Plan of each company;

XXXVIII ~~-~~approving the Business Performance Goals Contracts – CMDE, by means of which the subsidiaries of the Eletrobras System agree to meet the strategic guidelines provided for therein in order to fulfill the goals and results established by the parent company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, and thus following its actual compliance;

XXXIX - approving policies and guidelines on transactions and execution of electricity sales agreements of Eletrobras and its subsidiaries, as well as their positioning in lawsuits relating to the Electricity market, subject to the provisions under Item VIII of this Article;

XL – approving the investment projects of Eletrobras and its subsidiaries, to the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

XLI ~~-~~ approving the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and equity, which shall be reviewed at least annually;

XLII - conducting individual and collective appraisals of administrators and members of Committees under the terms of the current laws;

XLIII – deliberating on the creation, operation and termination of commissions and committees for advisory of the Board of Directors, in order to deepen strategic assessments and ensuring that the decision made by the Collective Board is technically well-founded, as well as electing and removing their members, in compliance with applicable laws;

XLIV – approving the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Board, and Executive Board, in the companies in which Eletrobras and its subsidiaries hold stock, as well as those of foundations, associations, and pension funds;

XLV - establishing Eletrobras’ information disclosure policy;

XLVI - approving and supervising the fulfillment of goals and specific results to be accomplished by members of the Executive Board;

XLVII - annually reviewing the fulfillment of goals and results pertaining to the execution of the Business and Management Steering and Strategic Plan on a long-term scope, under penalty of holding the members liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Audit Court, pursuant to applicable laws;

XLVIII - discussing, approving, and monitoring decisions that concern corporate governance practices, relationship with stakeholders, people management policy, and code of conduct of agents within Eletrobras, as well as the respective guidelines for its subsidiaries;

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XLIX – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the subjects and values for its decision-making authority level, and that of the Executive Board;

L – providing opinions on issues to be referred for deliberation of the shareholders, provided that the inclusion of the item “general subjects” in the meeting summon shall not be permitted;

LI - approving the applicable internal regulations established by Eletrobras to govern the Compliance and Risk Management, Dividend and Equity Interest Policies, as well as other general policies of the company;

LII – approving and issuing the Annual Letter explaining commitments to achieve public policy goals, pursuant to Law No. 13,303, dated June 30, 2016;

LIII - approving the public bid regulation;

LIV - approving the sponsorship of the healthcare and supplemental pension benefit plans, and the adhesion to a closed private pension fund, as well as monitoring compliance with the Eletrobras allocation threshold in the payment of such benefits;

LV - proposing the compensation of managers and members of other company bodies established under these Articles of Incorporation to the Shareholders’ Meeting, as well as transferring and monitoring the compensation referred to in this item, including profit and income sharing, within the thresholds approved by the Shareholders’ Meeting;

LVI - approving PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the attendance of the company’s CEO;

LVII - establishing a spokesperson policy aiming at eliminating the risk of conflicting information from several departments and from company executives;

LVIII - requesting periodic internal audits on the activities of the private supplementary pension fund that manages the company’s benefit plan, as well as stating opining on the report submitted by the Executive Board resulting from the internal audit;

LIX - evaluating the officers and members of the company’s committees under these Articles of Incorporation, pursuant to Item III of Article 13 of Law No. 13,303 dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;

LX – assessing, every 4 (four) years, the strategic, operational, and financial arrangement of the company’s shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shares;

LXI – pinpointing the existence of assets which are not used by the company’s, and assessing the need to maintain them;

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LXII - approving waivers, settlements, or arbitration commitments not specified in this Article, in compliance with the rules that govern the company’s authority;

LXIII - summoning the General Shareholders' Meeting, in the cases provided for in Law No. 6,404/1976, or whenever deemed convenient; and

LXIV - deciding on the cases not covered by these Articles of Incorporation.

Paragraph 1 - The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXIV and XXXV of this article shall be submitted, in accordance with the law, to the approval of the Secretariat of Coordination and Governance of State-Owned Companies - SEST.

Paragraph 2 - The disclosure obligation referred to in Item XLVII does not include information of strategic nature, the disclosure is clearly harmful to the interests of the company.

Paragraph 3 - The minutes of the Board of Directors' meetings that contain a resolution intended to take effect before third parties will be filed with the Board of Trade and published.

Paragraph 4 - Without prejudice to the assignments established under the internal regulation, the Chairperson of the Board of Directors shall:

I – summon and preside over the board's meetings in compliance with these Articles of Incorporation and the internal regulation;

II – Liaise with the supervising ministry, and other representatives of the controlling shareholder, in order to clarify general business goals, as well as issues relating to the public interest to be pursued by the company, in compliance with the provisions of Article 89 of Law No. 13,303/2016;

III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of governance, compensation, succession, and establishment of the Board of Directors, subject to the provisions of Article 89 of Law No. 13,303/2016;

IV – coordinate works relating to the non-binding succession plan of the members of the Board of Directors and Executive Board, with the assistance of the People, Eligibility, Succession and Compensation Committee; and

V – propose appointments for the advisory committees, including external members, to the Board of Directors.

Article 37 - The Board of Directors shall, in each fiscal year, submit the management report and financial statements for the approval of the Annual General Meeting, as well as the proposed distribution of dividends and surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 48, and the independent auditors’ certificate.

Article 38 - Should there be vacancy of the Chair of the Board of Directors’, their deputy, elected under the terms of Article 32, Paragraph 5 of these Articles of Incorporation, shall include in the agenda of the Board subsequent election, a proposal for a new Chairperson and deputy.

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Article 39 - In case of vacancy of the position of director, the deputy will be appointed by the remaining directors and will serve until the first General Meeting, in the form of art. 150 of Law 6,404/1976.

Paragraph 1 - For the Board of Directors to appoint members to the Board, under the terms of the heading, the People, Eligibility, Succession and Compensation Committee must verify the same eligibility requirements for the election to the General Shareholders' Meeting.

Paragraph 2 - The board member elected to replace the vacant position will complete the term of management of the deputy.

Paragraph 3 - Should there be vacancy of most positions, a Shareholders’ Meeting shall be called to carry out new elections.

Paragraph 4 - The role of Board Member is reserved for the elected member and does not allow a temporary or alternate deputy, including the employees' representative. In case of any absences or impediments of any Board member, the collegiate body shall deliberate with the remaining members.

Article 40 - The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The rules of operation of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, pursuant to Law 13,303/2016 and other applicable laws.

Paragraph 2 - Without limitation to legal powers, Eletrobras’ Board of Directors may establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.

Paragraph 3 - The Audit and Risk Committee, a permanent body, shall comprise at least 3 members and no more than 5 members, including external members, whose terms of office do not coincide and are independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).

Paragraph 4 - The compensation of the members of the Audit and Risks Committee shall be fixed by the Shareholders’ Meeting and shall not be less than the compensation of the members of the audit committee.

Paragraph 5 - The Board of Directors’ members, hold a seat in the company’s Audit and Risk Committee should adhere to the compensation of members of said committee.

Paragraph 6 - The term of office of the Audit and Risk Committee members shall be 2 years, which shall not coincide with other members; a single reelection is permitted.

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Paragraph 7 -Should there be vacancy in the Audit and Risk Committee, the Board of Directors shall elect its successor to start a new term of office.

Paragraph 8 - The position of member of the Audit and Risk Committee is reserved for the elected member and does not admit a temporary deputy. In the case of absences or impediments of any committee member, the collegiate body shall deliberate with in meetings with the remaining members, abiding by the minimum quorum of two members per meeting.

Paragraph 9 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.

Paragraph 10 - The Audit and Risks Committee is governed, with respect to other matters and including its meetings and powers, by the provisions of Law No. 13303/2016 and its regulatory decree.

Paragraph 11 - Whenever there is a need to evaluate operations with the Federal Government, its departments, foundations or federal state-owned companies, provided that they are outside the company’s normal business area, and that are within the approving authority level of the Board of Directors, the Audit and Risk Committee shall provide prior advice, issuing its opinion regarding the intended transaction.

Paragraph 12 - The People, Eligibility, Succession and Compensation Committee is responsible for advising the shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal directors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its internal regulation.

Paragraph 13 - Without limitation to the provisions in the previous paragraph and the other powers provided for in Decree No. 8954/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:

I – stating its view in order to help the Board of Directors’ members in appointing the officers and members of the Audit and Risk Committee;

II – assisting the Board of Directors in preparing and overseeing the succession plan for directors; and

III - assisting the Board of Directors in the review of proposals relating to personnel policy and in their supervision.

Paragraph 14 - The committee’s opinions shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the Shareholders’ Meeting that holds the election of members of the Board of Directors and Fiscal Board on the agenda, its opinion on the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the committee’s statement.

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Paragraph 15 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit and Risks Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that holds the election of the members of these bodies on the agenda.

Paragraph 16 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors and provided for in its internal regulation.

Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall consist of 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Paragraph 18 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal directors shall be published on the company’s website, provided that such disclosure shall also be in the form of a statement, when other issues of a different nature and of a strategic nature for the company are also addressed.

Paragraph 19- The restriction referred to in the previous paragraph shall not be imposed upon the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality and the provisions under Law No. 13709/2018 with respect to the handling of personal data.

Paragraph 20- The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other tasks assigned to it by the Board of Directors, and set forth in internal regulation.

Paragraph 21 - The Strategy, Governance and Sustainability Committee shall consist of 3 to 5 members who are a part of the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6,404/1976, holding a term of office of 2 (two) years.

Article 41 - In addition to the committees referred to in the previous Article, the Board of Directors may create other committees to support their decision-making under the terms of Item XLIII of Article 36.

Sole Paragraph - The operation rules of the committees mentioned in the heading of this article shall be provided for in their respective internal regulations, without limitation to applicable laws.

Article 42 - Without limitation to other legal attributes, the Internal Audit shall be responsible for:

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I – carrying out the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the company;

II - proposing preventive and corrective measures for deviations uncovered; and

III - reviewing compliance and implementation by the company of the recommendations or determinations of CGU - Office of the Federal Comptroller General, TCU - Federal Audit Court and of the Fiscal Council.

CHAPTER VII

Executive Board

Article 43 - The Executive Board shall consist of the Chairperson and up to 06 (six) officers, respecting the minimum number of 03 (three) members, all elected by the Board of Directors, with a unified management term of 02 (two) years, with a maximum of 03 (three) consecutive reinstatements being allowed.

Paragraph 1 - The Chairperson of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not simultaneously hold the positions of President of the company and Chairperson of the Board of Directors.

Paragraph 2 - The Board of Directors has the possibility of carrying out hiring processes, including by means of an independent external consulting firm specializing in the hiring of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of members for the Executive Board and external members for the committees.

Paragraph 3 - In addition to the provisions contained in these Article of Incorporation, the management of the members of the Executive Board is governed by the provisions contained in Laws 6,404/76 and 13,303/2016, as well as by Decree 8,945/2016.

Article 44 - The Executive Board shall be responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.

Paragraph 1 - The President and the executive officers may not exercise management, administration or consulting functions in privately-held companies, concessionaires of public electric energy services or in private companies connected in any way to the electrical sector, except in subsidiaries, special purpose vehicles and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, pursuant to the provisions of Law No. 9,292 dated July 12, 1996, regarding the receipt of compensation.

Paragraph 2 - A condition for investiture in management positions is the undertaking of commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.

Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Incorporation apply to meetings held by the Executive Board.

Article 45 - The members of the Executive Board may not leave the position for more than thirty calendar days, except in the case of vacations or leave of absence, as well as in the cases authorized by the Board of Directors, under penalty of loss of the position.

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Paragraph 1 - The grant of vacation, leave or leave of absence of up to 30 (thirty) days to the officers shall be the responsibility of the Executive Board, except for the responsibility of its Chairperson and the provisions under Item XXXIII of Article 36 of these Articles of Incorporation.

Paragraph 2 - In the event of a temporary impediment, leave or vacation of any of the members of the Executive Board, the company’s CEO shall appoint a substitute among the other collective body members, except for the Chairperson, the deputy of which shall be appointed among the remaining officers by the Board of Directors.

Paragraph 3 - Upon definitive vacancy of a position on the Board of Executive Officers, the same criterion as described in Paragraph 2 shall be used for the replacement of the director retiring from the company until the meeting of the Board of Directors that will deliberate on the permanent replacement and investiture of the new officer, thus filling the vacant position, for the remaining term to the substituted.

Paragraph 4 - The Executive Board’s members shall be entitled to 30 (thirty) days of paid leave within one year, which can be accumulated up to a maximum of two years, and provided that its conversion into cash and indemnities is not permitted.

Article 46 - The election of the Officer who oversees corporate integrity and risk management, shall be preceded by a selection process carried out by an external consulting firm specializing in the selection of executives, without limitation to the participation of the People, Eligibility, Succession and Compensation Committee.

Paragraph 1 - The integrity area may report directly to the Board of Directors in situations of suspected involvement of the President of the company in irregularities or when he/she fails to take the necessary measures in relation to an irregularity involving him/her.

Paragraph 2 - In the situations mentioned in the previous paragraph, the matter will be discussed without the attendance of the President of the company.

Article 47- Members of the Executive Board are prohibited from carrying out activities that create a conflict of interest, subject to the form and term established in relevant laws.

Paragraph 1 - After their term of office, the former member of the Executive Board who is in impediment may receive compensation of an indemnity equivalent only to the fixed monthly compensation for the position he/she held, subject to paragraphs 2 and 3 of this article.

Paragraph 2 - The impediment will depend on previous opinion of the Commission of Public Ethics of the Presidency of the Republic.

Paragraph 3 - The former member of the Executive Board who returns to the position he held in the public or private administration prior to his investiture shall not be entitled to compensation of an indemnity, prior to the end of the period of incapacity, provided that he does not characterize a conflict of interest.

Article 48- In the exercise of its duties, the Executive Board shall particularly:

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I – prepare, properly instruct, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously opining on whether there is conflict of interest, except for matters that concern appointments for positions of Executive Directors of Eletrobras itself, which shall be submitted to the Board of Directors directly by the company’s CEO;

II - submit, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;

III - manage Eletrobras and take the appropriate measures to ensure the due execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in compliance with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, financings to electricity utilities under its control, and the taking out of loans in Brazil or abroad;

IV - set administrative, technical, financial, and accounting standards for Eletrobras;

V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and supervise its execution;

VI - approve, in compliance with Article 36, Item XIII, the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, termination, and operation of committee and commissions that are connected to it;

VII - submit to the approval of the Board of Directors proposals of plans that provide for the hiring, career, access, benefits, and conduct of Eletrobras employees;

VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;

IX - opine on the cases of admission, recommendation, punishment, transfer and dismissal of employees directly subordinated to the directors;

X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;

XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;

XII – authorize, pursuant to laws in force, Eletrobras employees to travel abroad, when such travel is related to technical activities or professional development essential to Eletrobras' institutional mission;

XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and allocation of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Meeting;

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XIV - prepare plans for issuance of convertible bonds and debentures, to be approved by the Board of Directors, which will deliberate or submit to the General Meeting, as the case may be;

XV - control the activities of subsidiaries;

XVI - approve an Eletrobras’ representative for the Meetings of the companies in which it holds equity, and in associations in which it participates as member, issuing instructions for their performance;

XVII - approve the trading of rights connected to the results of research, development, and innovation of its subsidiaries to the energy industry;

XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of CCEE – Electric Energy Trading Chamber;

XIX – deliberate on the acquisition, sale or lien of movable and immovable property, in accordance with the guidelines defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies in force;

XX – prepare, amend and approve its Internal Regulations;

XXI - supervise and monitor corporate entities, including Special Purpose Vehicles - SPVs, in which it holds equity, with regard to governance practices, results presented, and control, proportionally to the relevance, materiality, and risks of the business;

XXII – approve Eletrobras’ authority scope for fiscal directors of subsidiaries, invested companies, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their invested company, associations, and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

XXIII - analyze the results of its businesses and monitor the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators;

XXIV - make qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support available to other governance bodies;

XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the company’s corporate purpose, subject to the applicable legal provisions;

XXVI - deliberate on matters submitted by any Officer;

XXVII – approve the company’s quarterly financial information; and

XXVIII - fulfill and enforce these Articles of Incorporation, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Board.

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CHAPTER VIII

Assignments of Chairperson

Article 49- Without limitations of other assignments of the Executive Board, the company’s Chief Executive Officer shall be responsible for:

I - arranging the preparation, management, and monitoring of the Strategic Planning and the Business and Management Master Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their execution;

II - promoting energy efficiency concerning Federal Government Programs and the Eletrobras companies, in Brazil and abroad;

III - representing Eletrobras, in legal proceedings or otherwise, or before other companies and the public in general, given that he/she may delegate such assignments to any officer, as well as appointing representatives, attorneys-in-fact, agents or proxies, always establishing in a private instrument the extent of the powers delegated;

IV – issuing acts pertaining to the hiring, designation, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;

V - rendering the appointments approved by the Executive Board;

VI developing internal regulations to govern the relationship between the Holding and Eletrobras companies with the company and coordinating press activities, internal communication, events, advertisement, sponsorship, and ceremonies;

VII - along with another director, execute transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;

VIII – ratifying, pursuant to the applicable laws, the act of Eletrobras companies that deliberates for the removal from the country of employees, except as provided for in Article 48, XII of these Articles of Incorporation;

IX – appointing an electoral commission with the purpose of organizing the election of the employees’ representative on the Board of Directors, also being responsible for announcing the winning candidate and communicating the result to the controlling shareholder, for the adoption of the necessary measures for the appointment of the employees’ representative on the Board of Directors to be taken;

X - coordinating the activities of the Executive Board’s members;

XI - ratifying the bidding processes, according to the assignments as established in Eletrobras’ internal regulations, provided that he/she may delegate such assignments;

XII - keeping the Board of Directors and the Fiscal Council informed of the company’s activities; and

XIII – exercising other assignments established by the Board of Directors.

Article 50- Without limitation to other activities assigned to them by the Board of Directors, the Officers have the following assignments:

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I – to manage the activities in its area of operation, in compliance with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;

II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting the issues of his/her respective practice area; and

III – to fulfill and enforce the general business guidelines of the company established by the Board of Directors in the management of his/her practice area.

CHAPTER IX

Fiscal Council

Article 51- The Fiscal Council, which is permanent, shall be comprised of 05 (five) members and their respective alternates, elected by the General Shareholders' Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 02 (two) year terms, for up to 02 (two) consecutive reappointments. The Fiscal Council shall be comprised as follows:

I – 01 (One) member and his/her alternate appointed by the Ministry of Economy, as representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;

II – 02 (Two) members and their respective alternates elected by the controlling shareholder;

II – 01 (One) member and his respective alternate elected by the minority shareholders; and

II – 01 (One) member and his respective alternate elected by the holders of preferred shares.

Paragraph 1 - The members and their respective alternates of the Fiscal Council appointed under the terms of Items III and IV of this Article shall be elected by separate vote.

Paragraph 2 - Within the period provided for in the heading of this article, the preceding periods less than 02 (two) years prior shall be considered.

Paragraph 3 - Once the maximum term provided for in the heading of this Article has been reached, the return of the member of the Fiscal Council can only occur after a period equivalent to one term of office.

Article 52- The investiture in the position of Fiscal Council of Eletrobras shall abide by applicable legal requirements, especially the provisions under Article 17, Paragraph 2 of Law No. 13,303/2016, as well as those provided for in the internal regulations established by the company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility, Succession and Remuneration Committee.

Paragraph 1 - Whenever an internal regulation established by Eletrobras is intended to impose additional requirements to those set forth in the applicable laws to Fiscal Council members of Eletrobras, such requirements shall be forwarded to the Shareholders’ Meeting for deliberation by the shareholders.

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Paragraph 2 - The members of the Fiscal Council shall be invested in their offices upon execution of a term of investiture, as from the date of the respective election.

Paragraph 3 - The fiscal council member shall, before taking up office, submit authorization to the company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.

Paragraph 4 - The monthly compensation due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of profit sharing and payment of compensation exceeding the amount paid to directors is forbidden.

Paragraph 5 - The elected fiscal council members shall participate in the investiture and in annual specific training on corporate legislation and capital markets, disclosure of information, internal control, code of conduct, Law 12,846/2013 and other themes related to Eletrobras’ activities.

Paragraph 6 - The fiscal council member who fails to participate in any annual training provided by the company in the last two years will not be reinstated.

Paragraph 7 - The members of the Fiscal Council shall exercise their functions, which may not be delegated, in the sole interest of the company, and it is considered abusive of to cause damage to the company, its shareholders or administrators, or to obtain an advantage for themselves or to others to which they are not entitled and that results, or may result, in damages to the company, its shareholders or administrators.

Paragraph 8 - The hiring of insurance set forth in paragraphs 1 and 4 of Article 29 of these Articles of Incorporation applies to the members of the Fiscal Council.

Paragraph 9 - The limitations set forth in the heading and of the Article 31 and its Paragraphs 1 and 2 of these Articles of Incorporation shall be applicable to the Fiscal Council.

Article 53- At the first meeting after the election, the Fiscal Council members shall sign the term of adhesion to the Code of Ethics Conduct and Integrity of Eletrobras Companies and the current internal regulations defined by the company, as well as elect its Chairperson, who shall be responsible for forwarding for assessment of the company, the view statements and recommendations of the body, recorded in the minutes and Opinions of the Fiscal Council.

Paragraph 1 - In the event of vacancy, resignation, impediment, or unjustified absence in two consecutive or three non-consecutive meetings, in the last 12 (twelve) meetings, the member of the Fiscal Council shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to the respective compensation.

Paragraph 2 - The members of the Fiscal Council shall be reimbursed for its expenditure with transportation, meals and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and meals expenses.

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Article 54 - In the exercise of its duties, the Fiscal Council is responsible, without limitation to the powers set forth in the applicable laws, for:

I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;

II - providing their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the deliberation of the Shareholders’ Meeting;

III - providing opinion on proposals of the management bodies to be submitted to the General Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;

IV - denouncing, which is valid for any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - calling the Annual General Meeting, if the management bodies delay the call for more than one month, and the Extraordinary General Meeting, whenever there are serious or urgent reasons, including on the agenda of the Meetings such matters as they deem necessary;

VI - reviewing, at least on a quarterly basis, the balance sheet and other financial statements, periodically prepared by Eletrobras;

VII - reviewing the financial statements of the accounting year, and commenting on them;

VIII – carrying out the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;

IX – reviewing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan;

X – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Council, as a collective body, under the terms of the applicable laws;

XI – preparing, amending, and approving its Bylaws;

XII - monitoring equity, financial and budgetary executions, with powers to examine books, any other documents and request additional information;

XIII - overseeing compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits; and

XIV - providing, whenever requested, information on matters within its responsibility to the shareholder, or group of shareholders, who represent at least 1% (one percent) of the company’s capital stock.

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Paragraph 1 -The management bodies shall have, by means of a written communication, to make copies of the minutes of their meetings available to the members in office of the Fiscal Council within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.

Paragraph 2 - The members of the Fiscal Council shall attend the meetings of the Board of Directors or of the Executive Board, in which they deliberate on the matters which they should comment on (Items II, III and VII of this Article).

Article 55- The Fiscal Council shall meet ordinarily once a month and, extraordinarily, whenever summoned by the Chairperson of the Board of Directors, by the President of the Collective Board.

Sole Paragraph - The meetings held by the Fiscal Council shall abide by the provisions under Article 28 of this Articles of Incorporation, in compliance with the minimum quorum of three directors for the meeting and approval of issues of its competence.

CHAPTER X

Accounting Year and Financial Statements

Article 56- The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply with respect to the financial statements, with the provisions of Law 3,890-A/1961, to Federal laws on electric energy, to the laws on public companies and to these Articles of Incorporation.

Paragraph 1 - In each fiscal year, a dividend distribution at least twenty-five percent of the net income, adjusted according to applicable laws, shall be mandatory, subject to the Dividend Distribution Policy.

Paragraph 2 - The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders, will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or collection, without limitation to the incidence of Interest, when such payment is not made on the date set by the General Meeting.

Paragraph 3 - The amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9,249, dated December 26, 1995, and of the pertinent laws and regulations, may be imputed to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.

Article 57- The Shareholders’ Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:

I - one percent as a reserve for studies and projects, intended to cover studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and

II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.

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Article 58- The Annual General Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.

Article 59- Eletrobras shall allocate on a yearly basis, from its own budget, at least five percent of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.

Article 60- The claim contained in a lawsuit that has as its subject to claim the payment of dividends reaches it statue of limitations within three years, which, unclaimed opportunely, will revert to the benefit of Eletrobras.

CHAPTER XI

Employees

Article 61- The positions of holders of organizational units connected to the Board of Directors shall be reserved preferably by employees of the permanent staff of Eletrobras or its companies.

Article 62- The employees of Eletrobras, its subsidiaries and affiliated companies shall abide by the provisions of Labor Laws, Law No. 3.890-A/1961, and of these Articles of Incorporation, accordingly.

Article 63- The Eletrobras Staff shall be composed of:

I - personnel hired to positions of permanent staff, upon prior approval in a civil service exam, consisting of tests, or of tests and credentials;

II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXIV of art. 36 of these Articles of Incorporation; and

III - personnel hired for a fixed term contract, abiding by the applicable laws.

Paragraph 1 - The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.

Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.

Paragraph 3- The assignments referred to in Paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the company’s permanent staff.

Paragraph 4 - Occupants of appointed positions who carry out management acts aiming to create salary advantages without legal provision or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the company, without limitation to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.

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Article 64- After the end of each financial year of Eletrobras, and once accumulated losses are deducted and the provision for income tax and earnings of any nature is made, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining established by it, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies.

Article 65- Eletrobras shall provide healthcare and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors

CHAPTER XII

General

Article 66- Eletrobras, by means of its management and under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government’s control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.

Sole paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.

Article 67- Once all legal requirements have been met, the Executive Board shall arrange the publication of the following in Eletrobras’ website:

I - the bidding notices for public procurements;

II - personnel regulations, with the rights and duties of employees, the disciplinary regime and the rules on accountability;

III - personnel report, broken down into three columns, showing the total number of employees and the number of filled positions provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and

IV - the wages, benefits, advantages and plans any other payments that make up the compensation of its employees.

Article 68- The Internal Audit, the Ombudsman’s Office and the Governance Department shall be directly connected to the Board of Directors.

Article 69- The organizational units connected to Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and to the extent that they may be approved by the Eletrobras’ Board of Directors.

Sole Paragraph - The performance assessment methodology relating to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.

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ANNEX 04

Legal opinion

From:	Cristiane Vieira de Paiva Villela
To:	Rafael Gusmão Rodrigues de Andrade
Subject:	Management Proposal of the 180th AGE of Eletrobras
Reference:	Memorandum DFR- 062/2020 EMP–2020/0498

Mrs. Head of DFR sends us, through the abovementioned memorandum, a matter requesting an analysis[1] of this PRJE, from a legal point of view, of Eletrobras’ Management Proposal draft connected to the 180th Extraordinary General Meeting (“EGM”), to be held on 01.28.2021, at 2 p.m. to deliberate on the full amendment of the company's Articles of Incorporation, by means of amendment, inclusion, renumbering or exclusion of the following chapters, articles, items and paragraphs:

"CHAPTER I

Article 1 Adjustment of wording, according to Eletrobras’ guidelines.

Article 2 Excluding full wording of Article 2 in force. Provisions already established in the Articles of Incorporation.

Article 2 Renumbering Sole Paragraph as Article 2. Adjustment of wording - including advisory committees, as already adjusted by the company.

Article 3 Inclusion of “branches”. Possibility of opening offices and “branches” domestically or abroad.

Article 3 Paragraph 1 Including “trading”. Excluding “or controlled companies.” “Trading” is already stated in the corporate purpose, including to avoid limiting when addressing the association under Article 4. Subsidiaries and controlled companies have the same meaning for the purposes of Act 13303/16.

[1] It should be emphasized that this examination shall be limited to the legal aspects of the subject, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

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Article 3 Paragraph 2 Excluding “or controlled companies”.

Article 3 Paragraph 3, Excluding “controlled companies”. Adjustment to conform the name of Authority Scope Policy to regulations that govern the approving authority levels of Eletrobras Companies.

Article 3 Paragraph 4 Excluding full wording of Paragraph 4 in force. This provision may be found under Article 3, Paragraph 2 of Decree 4559/2002.

Article 3 Paragraph 4 Renumbering Paragraph 5 as Paragraph 4.

Article 3 Paragraph 5 Renumbering Paragraph 6 as Paragraph 5. Adjustment to conform the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.

Article 3 Paragraph 6 Inclusion of new Paragraph, according to Eletrobras’ guidelines.

Article 3 Paragraph 7 Inclusion of new Paragraph, according to Eletrobras’ guidelines.

Article 4 Item III - Excluding full wording of Item III, according to Eletrobras’ guidelines.

This provision may be found under Article 4, Item III of Decree 4559/200.

Article 4 Item IV - Excluding full wording of Item IV. This provision may be found under Article 4, Item IV of Decree 4559/2002.

Article 4 Renumbering Item V as Item III.

Article 4 Excluding full wording of Item VI. This provision may be found under Article 4, Item VI of Decree 4559/2002.

Article 4 Excluding full wording of Item VII. This provision may be found under Article 4, Item VII of Decree 4559/2002.

Article 4 Excluding full wording of Item VIII, according to Eletrobras’ guidelines.

Article 4 Renumbering Item IX as Item IV.

CHAPTER II - Adjustment in chapter title to cover SEST Template and new assignment.

Article 5 Replacement of the current wording for the full wording of SEST template, adjusted to Eletrobras.

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Article 5 Paragraph 1 Inclusion of the full text of SEST template, adjusted to Eletrobras in Paragraph 1 and Items I and II.

Article 5 Paragraph 2 Inclusion of the full text of SEST template, adjusted to Eletrobras in Paragraph 2 and Items I and II.

Article 5 Paragraph 3 Inclusion of the full text of SEST template, adjusted to Eletrobras.

Article 5 I Excluding full wording of Item I. The provision in the head of Article 5 would already cover these specific activities connected to public interest.

Article 5 II Reallocation of adjusted provisions in the Articles of Incorporation (Article 6, Sole Paragraph, and its items).

Article 5 III and IV Excluding the full wording of Items III and IV. The provisions in the head of Article 5 would already cover these specific activities connected to public interest.

Article 5 V, VI, VII e VIII - Excluding full wording of Items V, VI, VII and VIII. Reallocation of adjusted provision in the Articles of Incorporation (Article 6, Sole Paragraph, and its items).

Article 6 Inclusion of new Article 6. Provision included as a result of the exclusions of the Items of previous Article.

Article 7 Renumbering Article 6 to Article 7 and adjustment of wording. The name of Code of Ethical Conduct and Integrity was updated. The full name of FCPA was included. Its abbreviated version was used in the sole paragraph, Item IV.

Article 7 Inclusion of sole paragraph, according to Eletrobras’ guidelines.

Article 7 I Inclusion of new Item. Reallocation of former Article 5, Item II, with adjustment of wording.

Article 7 II Inclusion of new Item. Reallocation of former Article 5, Item VI, with simplification of wording.

Article 7 III Inclusion of new Item. Reallocation of former Article 5, Item VII, with improvement of wording.

Article 7 IV Inclusion of new Item. Reallocation of former Article 5, Item VIII, with updating of wording.

Article 7 VI Inclusion of new Item. Reinforcement of the Company’s message about the migration trend towards the self-regulation process, especially to the best environmental, social, and governance practices.

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CHAPTER III

Article 8 Renumbering Article 7 to Article 8º.

Article 9 Renumbering Article 8 to Article 9.

Article 10 Renumbering Article 9 to Article 10.

Article 11 Renumbering Article 10 to Article 11.

Article 12 Renumbering Article 11 to Article 12.

Article 12 Excluding full wording of Article 12 in force. Loss of position after extinction of bearer shares.

Article 12 Paragraph 1 Excluding full wording of Paragraph 1. The grouping interests are made by the company and brought to the interest of the meeting.

Article 12 Paragraph 2 Excluding full wording of Paragraph 2 in force. Provision in the applicable laws.

CHAPTER IV

Article 16 III Adjustment of wording. Provide for the possibility of compensating an external member of the People Committee, according to the SEST template.

Article 16 Sole Paragraph - Inclusion of sole paragraph pursuant to item 3.2 of SEST template.

Article 17 Adjustment of wording. Conforming the wording of Act 14030/20 and to CVM Instruction 481, as amended by CVM Instruction 622, dated April 17, 2020.

Article 17 I, III and V Adjustment of wording of Items I, III and V. Including “subsidiaries”, excluding “controlled companies”.

Article 17 VII and VIII Adjustment of wording of Items VII and VIII, according to Eletrobras’ guidelines.

Article 17 XI Rectification of punctuation by changing “;” to “and”.

Article 17 X Excluding full wording of Item X. Assignment provided for in Article 122, Item I of Act 6404/76.

Article 17 XI Excluding full wording of Item XI. Assignment provided for in Article 159 of Act 6404/76.

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Article 17 XII Excluding full wording of Item XII. Assignment provided for in Article 122, Item VIII of Act 6404/76.

Article 17 XIII Excluding full wording of Item XIII. Legal assignment provided for in Article 122, Item VI of Act 6404/76.

Article 17 X Inclusion of a new Item, according to the instructions established in CVM’s Guidance Opinion 38. Eletrobras’ indemnity agreement is in line with the D&O agreement.

Article 17 Paragraph 1 Excluding full wording of Paragraph 1, according to Eletrobras’ guidelines. The term established in this Paragraph 1 is of legal nature (Article 124, Paragraph 1, Item II of Act 6404/76). As a result of Eletrobras having its shares listed on the NYSE, a minimum term of 30 days between the first notice of meeting and the date of the Meeting is applied.

Article 17 Paragraph 1 Renumbering Paragraph 2 as Paragraph 1.

Article 17 Paragraph 2 Renumbering Paragraph 3 as Paragraph 2.

Article 17 Paragraph 3 Renumbering Paragraph 4 as Paragraph 3.

Article 17 Paragraph 4 Renumbering Paragraph 5 as Paragraph 4. Adjustment of wording

Article 17 Paragraph 5 Renumbering Paragraph 6 as Paragraph 5.

Article 17 Paragraph 7 Excluding full wording of Paragraph 7. Legal assignment provided for in Article 142, Item IV and in Article 164, Item V of Act 6404/76.

Article 17 Paragraph 6 Renumbering Paragraph 8 as Paragraph 6. Adjustment of wording. The manager who will chair the meeting, in line with good governance practices.

Article 19 Paragraph 1 Adjustment of wording, according to Eletrobras’ guidelines.

Article 19 Paragraph 2 Adjustment of wording. Conforming the wording to CVM Instruction 481, as amended by CVM Instruction 622, dated April 17, 2020, given the possibility of digital meeting.

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Article 19 Paragraph 3 Adjustment of wording to rectify the full name of BDR.

CHAPTER V

Article 22 Adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.

Article 22 Paragraph 1 Adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.

Article 23 Adjustment of wording. Conforming to item 3.9 of SEST Articles of Incorporation template.

Article 23 Paragraphs 1 and 2 Inclusion of new paragraphs 1 and 2. Conforming to item 3.9 of SEST Articles of Incorporation template.

Article 24 Wording adjustment to suit the practice of the oath of office.

Article 24 Paragraph 1 Excluding full wording of Paragraph 1 according to Eletrobras’ guidelines.

Article 24, Paragraph 1 Renumbering Paragraph 2 as Paragraph 1.

Article 24, Paragraph 2 Renumbering Paragraph 3 as Paragraph 2. Wording adjustment to adjust to the situation of the external member of the committee under the Articles of Incorporation who receives specific compensation.

Article 24, Paragraph 3 Renumbering Paragraph 4 as Paragraph 3.

Article 25 Adjustment of wording. Cover TCU Normative Instruction 87/2020.

Article 25 Sole Paragraph Inclusion of new sole paragraph. Conforming of item 3.4 to SEST template, only officers need to submit an annual statement of assets to CEP.

Article 26 Paragraphs 1, 2 and 3 Adjustment of reference, Article 42 changed to Article 43.

Article 27 Improvement of wording. Avoid mentioning specific training topics, which may become out of date in the event of a change in Law or Decree.

Article 28 Improvement of wording. Cases of qualified quorum for deliberation.

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Article 28 Paragraph 1 Adjustment of wording. Making it clear that remote and digital participation in meetings also stands as presence.

Article 28 Paragraph 2 Adjustment of wording. Avoiding possible weaknesses in SOX.

Article 28 Paragraphs 3 and Inclusion of new paragraphs, according to Eletrobras’ guidelines.

Article 28 Paragraph 5 Renumbering Paragraph 3 as Paragraph 5.

Article 28 Paragraph 6 Renumbering Paragraph 4 as Paragraph 6.

Article 28 Paragraphs 7 and 8 Inclusion of new paragraphs, according to Eletrobras’ guidelines.

Article 29 Paragraph 2 Separation of the content of Paragraph 2 in force in Paragraph and inclusion of items I, I, III. The proposed wording aims to adapt the Articles of Incorporation to include all beneficiaries included in the D&O Insurance policy arranged by Eletrobras.

Article 29 Paragraph 6 Inclusion of new paragraph. The purpose is to allow the execution of an Indemnity Agreement between the company and all beneficiaries included in the D&O Insurance policy.

Article 29 Paragraph 7 Inclusion of new paragraph. Conforming to item 3.10 of SEST Articles of Incorporation template.

Article 29 Paragraph 8 Inclusion of new paragraph. Complement to Paragraph 7 to ensure greater legal certainty.

Article 31 New wording to Article 31. Cover recommendation of Committees.

Article 31 Paragraph 1, 2 and 3 Inclusion of new paragraphs, according to Eletrobras’ guidelines.

Article 31 Sole Paragraph. Excluding full wording of paragraph. Redundant provision under the Articles of Incorporation reproduces Article 20 of Act 13303/16.

CHAPTER VI

Article 32 Adjustment of wording to clarify that the Chairman of the Board of Directors and his/her substitute shall be appointed by the Shareholders’ Meeting. SEST's Standard Articles of Incorporation adjusted.

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Article 32 IV Adjustment of wording. Eletrobras has only one controlling shareholder.

Article 32 Paragraph 2 Excluding full wording of Paragraph 2, rule covered in Article 2, Paragraph 3, of Act 12353, dated December 28, 2010.

Article 32 Paragraph 3 Excluding full wording of Paragraph 3, rule covered in Article 8, Paragraph 1, of Ordinance 026, dated March 11, 2011.

Article 32 Paragraph 2 Renumbering Paragraph 4 as Paragraph 2.

Article 32 Paragraph 3 Inclusion of new paragraph with wording of template of SEST Articles of Incorporation.

Article 32 Paragraph 4 Renumbering Paragraph 5 as Paragraph 4 and adjustment of reference of Paragraph.

Article 32 Paragraph 5 Inclusion of new Paragraph 5. Conforming to item 3.4 of SEST Articles of Incorporation template.

Article 33 New wording for Article 33, according to Eletrobras’ guidelines.

Article 33 Paragraph 1 Change of provision. Article 33 changed to Paragraph 1.

Article 33 Paragraph 2 Renumbering Paragraph 1 as Paragraph 2. Adjustment of wording, according to Eletrobras’ guidelines.

Article 33 Paragraph 3 Renumbering Paragraph 2 as Paragraph 3.

Article 34 Improvement of wording. Suggestion of template of SEST Articles of Incorporation.

Article 34 Sole Paragraph Adjustment of wording, inclusion of “food”. Conforming to item 3.6 of SEST Articles of Incorporation template, for the practice of payment of daily rates to Directors who travel.

Article 36 I, II, III and IV Change to wording of Item I and inclusion of new items: II, III, and IV. Improve wording by separating the items.

Article 36 V Renumbering Item II as V, with new wording. Simplifying wording. The applicable wording is provided for in Article 3, Paragraph 1 of the Articles of Incorporation.

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Article 36 VI Renumbering of Item III as VI, excluding “controlled companies”.

Article 36 VII Renumbering Item IV as VII.

Article 36 VIII Renumbering Item V as VIII, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Article 36 IX Renumbering Item VI as IX, adjustment of wording. Excluding “controlled companies,” including “subsidiaries.” Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Article 36 X Renumbering Item VII as X, with adjustment of wording. Excluding “controlled companies,” including “subsidiaries.” Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Article 36 XI Renumbering Item VIII as XI, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Article 36 XII Renumbering Item IX as XII. Making it clear that the Board of Directors should approve changes to the organization manual that are connected to the distribution of duties among the members of the Board.

Article 36 XIII Renumbering Item XI as XIII according to Eletrobras' guidelines.

Article 36 XIV Renumbering item XII as XIV.

Article 36 XV Renumbering Item XIII as XV, with adjustment of wording. Suggestion of template of SEST Articles of Incorporation.

Article 36 XVI Renumbering Item XIV as XVI, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Adjusted to prevent further limitation to movable assets.

Article 36 XVII Renumbering Item XV as XVII, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Conforming to the title of the new Corporate Integrity Program document.

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Article 36 XVIII Renumbering Item XVI as XVIII, with adjustment of wording. Suggestion based on template of SEST Articles of Incorporation.

Article 36 XIX Renumbering Item XVII as XIX.

Article 36 XX Renumbering Item XVIII as XX. Excluding “controlled companies,” including “subsidiaries.”

Article 36 XXI Renumbering Item XIX as XXI.

Article 36 XXII Renumbering Item XX as XXII, with adjustment of wording, according to Eletrobras’ guidelines.

Article 36 XXIII Inclusion of new Item. Wording based on template of SEST Articles of Incorporation.

Article 36 XXIV Renumbering Item XXI as XXIV, with adjustment of wording. Exclusion to allow the choice and dismissal of a financial institution, which shall keep Eletrobras shares in deposit accounts, by Eletrobras’ Executive Board.

Article 36 XXV Renumbering Item XXII as XXV, with adjustment of wording. Update to comply with the restructuring approved by the Board through Deliberation 041/2019, expected to be approved by AGE/AGO on April/2020.

Article 36 XXVI Renumbering Item XXIII as XXVI, with new wording. Update to meet the restructuring approved by the Board through Deliberation 041/2019. Recommendation for the wording to be generic.

Article 36 XXVII Renumbering Item XXIV as XXVII.

Article 36 XXVIII Excluding current wording from Item XXV. Renumbering Item XXV as XXVIII, with new wording. Assignment already provided for in CGPAR resolution. The new wording reflects sub-item of item 4.6 of SEST Articles of Incorporation template.

Article 36 XXIX Renumbering Item XXVI as XXIX.

Article 36 XXX Renumbering Item XXVII as XXX, with new wording. Need to simplify the provision to avoid redundancies with Article 3, Paragraphs 6 and 7.

Article 36 XXXI Renumbering of Item XXVIII as XXXI, with adjustment of wording. Reference to bylaws has been included.

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Article 36 XXXII Renumbering Item XXIX as XXXII.

Article 36 XXXIII Renumbering Item XXX as XXXIII, with adjustment of wording. Wording based on template of SEST Articles of Incorporation.

Article 36 XXXIV Renumbering Item XXXI as XXXIV, with adjustment of wording, and adjustment of reference of Article. Wording based on template of SEST Articles of Incorporation.

Article 36 XXXV Renumbering Item XXXII as XXXV. Excluding “controlled companies,” including “subsidiaries.”

Article 36 XXXVI Renumbering Item XXXIII as XXXVI.

Article 36 XXXVII Renumbering Item XXXIV as XXXVII. Excluding “controlled companies,” including “subsidiaries.”

Article 36 XXXVIII Renumbering Item XXXV as XXXVIII. Excluding “controlled companies,” including “subsidiaries.”

Article 36 XXXIX Renumbering Item XXXVI as XXXIX. Excluding “controlled companies,” including “subsidiaries.” Adjustment of reference to Item.

Article 36 XL Renumbering Item XXXVII as XL, with adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Article 36 XLI Renumbering Item XXXVIII as XLI.

Article 36 XLII Renumbering Item XXXIX as XLII.

Article 36 XLIII Renumbering Item XL as XLIII, with adjustment of wording. Explicitly providing for the possibility of commissions, as existing in the list of assignments of the Board. Wording based template of SEST Articles of Incorporation.

Article 36 XLIV Renumbering Item XLI as XLIV, with adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies. Excluding “controlled companies.”

Article 36 XLV Renumbering Item XLII as XLV.

Article 36 XLVI Renumbering Item XLIII as XLVI.

Article 36 XLVII Renumbering Item XLIV as XLVII, with adjustment of wording, covering the SEST's Articles of Incorporation template.

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Article 36 XLVIII Renumbering Item XLV as XLVIII. Excluding “controlled companies,” including “subsidiaries.”

Article 36 XLIX Renumbering Item XLVI as XLIX, with adjustment of wording, as per template of SEST's Articles of Incorporation. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras companies.

Article 36 L Renumbering of Item XLVII as L, with adjustment of wording, as per template of SEST's Articles of Incorporation.

Article 36 LI Renumbering Item XLVIII as LI, with adjustment of wording, according to Eletrobras’ guidelines.

Article 36 LII Renumbering Item XLIX as LII, with adjustment of wording, according to Eletrobras’ guidelines.

Article 36 LIII Renumbering Item L as LIII.

Article 36 LIV Exclusion of current wording. Renumbering Item LI as LIV, with new wording. Repetition of assignment already provided for in CGPAR resolution. The assignment of approving new health care and supplementary pension plans was included, as per sub-item 42 of item 4.6 of SEST's Articles of Incorporation template.

Article 36 LV Renumbering Item LII as LV, with new wording, as per template of SEST's Articles of Incorporation.

Article 36 LVI Excluding current wording from Item LIII. Renumbering Item LIII as LVI, with new wording, as per template of SEST's Articles of Incorporation.

Article 36 LVII Renumbering Item LIV as LVII, with adjustment of wording.

Article 36 LVIII, LIX, LX, LXI, LXII Inclusion of new Items LVIII, LIX, LX, LXI and LXII. Wording according to template of SEST's Articles of Incorporation.

Article 36 LXIII Renumbering Item LV as LXIII.

Article 36 LXIV Renumbering Item LV as LXIV.

Article 36 Paragraph 1 Renumbering of reference of Items XXXIV and XXXV hereof.

Article 36 Paragraph 2 Renumbering of the reference of Item XLVII hereof.

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Article 36 Paragraph 4 Inclusion of new paragraph. Incorporation of item 4.7 of SEST's Articles of Incorporation template.

Article 36 I, II, III, IV and V Inclusion of new Items I, II, III, IV and V. Incorporation of item 4.7 of SEST's Articles of Incorporation template.

Article 37 Adjustment of reference of Article 47 changed to Article 48.

Article 38 Adjustment of wording. Rendering clear the maximum term of the substitute of the Chairman of the Board until the next Shareholders’ Meeting. Basis – SEST's Articles of Incorporation Template.

Article 39 Paragraph 1 Inclusion of new paragraph 1. Wording according to of SEST's Articles of Incorporation template.

Article 39 Paragraph 2 Renumbering sole paragraph as Paragraph 2.

Article 39 Paragraphs 3 and 4 Inclusion of new paragraphs. Wording according to template of SEST's Articles of Incorporation.

Article 40 Adjustment of wording. Update of the committee name. CEGS also be established under the Articles and start to cover the possibility of a paid external member.

Article 40 Paragraph 2 New wording for Paragraph 2. Improved wording to make it clear that the CAE’s RI may also provide for additional assignments, in addition to those provided for by law. It is up to the Holding’s Board of Directors to define whether the Committee shall act in a unified manner or not.

Article 40 Paragraph 3 Adjustment of wording. Inclusion to allow external members, according to rules established in Decree 8945/16 and, and to determine that the terms of office are not coincident.

Article 40 Paragraph 5 Rectification of punctuation “,”

Article 40 Paragraphs 6, 7, 8, 9 and 10 Inclusion of new paragraphs. Wording according to template of SEST Articles of Incorporation adjusted to Eletrobras.

Article 40 Paragraph 11 Inclusion of new Paragraph, according to guidelines of Eletrobras.

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Article 40 Paragraph 12 Renumbering of paragraph with new wording. Basic assignments of committee included.

Article 40 Paragraph 13, Items I, II, III Inclusion of new paragraph and Items. Wording according to SEST's Articles of Incorporation template adjusted to Eletrobras.

Article 40 Paragraphs 14 and 15 Inclusion of new paragraphs. Wording according to template of SEST's Articles of Incorporation.

Article 40 Paragraph 16 Relocation of the old Paragraph 6 with improved wording.

Article 40 Paragraph 17 Inclusion of new paragraph. According to Chapter 8 of SEST's Articles of Incorporation template.

Article 40 Paragraphs 18 and 19 Inclusion of new paragraphs. Wording according to template of SEST's Articles of Incorporation.

Article 40 Paragraph 20 Inclusion of new paragraph. Inclusion of the basic assignments of the CEGS under the Articles of Incorporation.

Article 40 Paragraph 21 Inclusion of new Paragraph. Inclusion of the basic structure of the CEGS under the Articles of Incorporation.

Article 41 Renumbering reference of Item XL, which changed to XLII of Article 36.

Article 42 Inclusion of new Article and Items I, II, and III. Wording according to template of SEST's Articles of Incorporation.

CHAPTER VII

Article 43 Renumbering Article 42, it changed to Article 43.

Article 43 Paragraph 1 Renumbering Paragraph 1 to include an additional paragraph.

Article 43 Paragraph 2 Inclusion of new Paragraph, according to guidelines of Eletrobras and SEST.

Article 43 Paragraph 3 Inclusion of new paragraph. Wording according to template of SEST's Articles of Incorporation.

Article 44 Renumbering Article 43, it changed to Article 44.

Article 44 Paragraph 1 Excluding “controlled companies”

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Article 44 Paragraph 3 Inclusion of new paragraph. Wording according to guidance from SEST.

Article 45 Renumbering Article 44, it changed to Article 45.

Article 45 Paragraph 1 Wording adjustment, according to guidance from SEST and reference to the item.

Article 45 2 Adjustment of wording. Conforming to the rule under item 5.4 of SEST's Articles of Incorporation template.

Article 45 Paragraph 4 Inclusion of new paragraph. Wording according to template of SEST's Articles of Incorporation.

Article 46 Renumbering Article 45, it changed to Article 46. Adjustment of wording according to SEST's Articles of Incorporation template.

Article 47 Renumbering Article 46, it changed to Article 47.

Article 48 Renumbering Article 47 it changed to Article 48.

Article 48 I Adjustment of wording. Excluding matter whose competence is exclusive of the Board of Directors. Item 5.6, sub-item 9, of SEST's Articles of Incorporation template, was also adjusted.

Article 48 III Adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Article 48 V Adjustment of wording. Conforming to item 5.6, sub-item 3, of SEST's Articles of Incorporation template.

Article 48 VI Adjustment of wording, pursuant to Eletrobras’ guidelines.

Article 48 XV Excluding “controlled companies”.

Article 48 XVI Adjustment of wording, pursuant to Eletrobras’ guidelines.

Article 48 XVII and XVIII Excluding “controlled companies”, including “subsidiaries”.

Article 48 XIX Adjustment of wording. Adjusting the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Article 48 XX Wording adjustment to exclude letter “e” at the end of the item.

Article 48 XXI Adjustment of punctuation “.” to “:”

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Article 48 XXIII Inclusion of new Item. The choices for positions in the Fiscal Boards, including in the cases of SPE’s of the subsidiaries, except for Eletrobras itself, are included as competence of DEE, under the terms of the Appointment Regulations for positions in Governing agencies of the Eletrobras companies in force.

Article 48 XXIII Inclusion of new Item, according to item 5.6, sub-items 1 and 2, SEST's Articles of Incorporation template.

Article 48 XXIV Inclusion of new Item. Wording according to item 5.6, sub-item 11, SEST's Articles of Incorporation template.

Article 48 XXV Wording of new Item, according of SEST's Articles of Incorporation template.

Article 48 XXVI Inclusion of new Item. Wording according to item 5.6, sub-item 15, SEST's Articles of Incorporation template.

Article 48 XXVII Inclusion of new Item. Explaining the assignment performed by the Executive Board. The Board of Directors only authorizes the publication of ITRs after their formal analysis.

Article 48 XXVIII Wording of new Item, according to SEST's Articles of Incorporation template.

CHAPTER VIII Excluding “and Officers”

Article 49 Renumbering Article 48 it changed to Article 49.

Article 49 I Adjustment of wording. PDNG is only in the Holding, and PNG in Eletrobras companies.

Article 49 II Adjustment of wording. Assignment of PR, pertaining to energy efficiency.

Article 49 III Adjustment of wording, exclusion of word “shareholders”. According to the current internal structure, the responsibility of satisfying shareholders and investors lies with the Financial and Investor Relations Officer.

Article 49 Excluding full wording of Item. The new rule assigns this task to the Chairman of the Board of Directors.

Article 49 IV Renumbering Item V as IV. Wording adjustment, according to guidance from SEST conformed to Eletrobras.

Article 49 V Renumbering Item VI as V.

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Article 49 VI Renumbering Item VII as VI. Wording adjustment, to include internal regulations as a generic term.

Article 49 VII Renumbering Item VIII as VII. Adjustment of wording.

Article 49 VIII Renumbering Item IX as VIII and adjustment of reference to Article 48, XII hereof.

Article 49 IX Renumbering Item X as IX. Excluding “and” at the end of the text.

Article 49 X, XI and XII Inclusion of new Items, according to SEST’s guidelines adjusted to Eletrobras.

Article 49 XIII Renumbering Item XI as XIII.

Article 50 Renumbering Article 49 it changed to Article 50. Inclusion of Items I, II, and III. Adjusting the assignments of the officers with simplified wording.

Article 50 Excluding the full wording of paragraphs 1, 2, 3, 4, 5 and 6 and its Items I, II, III and IV. Simplified wording of the officers’ assignments in Items I, II, and III of this Article.

CHAPTER IX

Article 51 Renumbering Article 50 it changed to Article 51.

Article 52 Renumbering Article 51 it changed to Article 52. Adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies, and inclusion to Fiscal Board of the same preclusions of the Board of Directors.

Paragraph 1 Adjustment of wording. Adjusting the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.

Paragraph 2 Adjustment of wording.

Paragraph 3 Adjustment of wording. Inclusion to cover TCU Normative Instruction 87/2020.

Paragraph 9 Adjustment of the reference of paragraphs 1 and 2 of Article 31 of this Articles of Incorporation.

Article 53 Renumbering Article 52 it changed to Article 53. Adjustment of wording. Conforming to sub-item 10, item 5.6 of SEST's Articles of Incorporation template, adjusted to Eletrobras.

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Paragraph 2 Adjustment of wording. Including “food” as provided form in SEST's Articles of Incorporation template and validating the payment of daily rates.

Article 54 Renumbering Article 53 it changed to Article 54.

Article 54 XII Adjustment of wording to exclude “and”.

Article 54 XIII Adjustment of wording to exclude “.” and include “; and”.

Article 54 XIV Inclusion of new Item, according to guidelines of Eletrobras and SEST.

Article 55 Renumbering Article 54 it changed to Article 55.

Article 55 Sole Paragraph. Adjustment of wording, pursuant to Eletrobras’ and SEST’s guidelines.

CHAPTER X

Article 56 Renumbering Article 55 it changed to Article 56.

Article 57 Renumbering Article 56 it changed to Article 57.

Article 58 Renumbering Article 57 it changed to Article 58.

Article 59 Renumbering Article 58 it changed to Article 59.

Article 60 Renumbering Article 59 it changed to Article 60.

CHAPTER XI

Article 61 Renumbering Article 60 it changed to Article 61. Wording adjustment to make the text generic.

Article 62 Renumbering Article 61 it changed to Article 62. Excluding “, controlled companies”.

Article 63 Renumbering Article 62 it changed to Article 63.

Article 63 I - Adjustment of wording.

Article 63 II - Adjustment of reference to Item XXXIV of Article 36 hereof.

Article 63 Paragraph 2 Inclusion of new Paragraph, according to guidelines of Eletrobras.

Article 63 § 3º Renumbering Paragraph 2 as Paragraph 3.

Article 63 § 4º Renumbering Paragraph 3 as Paragraph 4.

Article 64 Renumbering Article 63 it changed to Article 64.

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Article 65 Renumbering Article 64 it changed to Article 65. Adjustment of wording. Conforming of the wording to Article 36. Approving health care plans and supplemental pension plans is the responsibility of the Board of Directors.

CHAPTER XII - General Provisions

Article 66 Renumbering Article 65 it changed to Article 66. Conforming of the wording to the legal provisions.

Article 66 Excluding full wording of Article 66 in force and its paragraphs 1 and 2, according to Eletrobras’ guidelines.

Article 67 Wording adjustment to update the text.

CHAPTER XIII - Excluding CHAPTER XIII Transitional Provisions. There are no more transitional provisions.

Article 69 Excluding full wording of Article 69 in force. The Committee has already been established.

Article 69 Inclusion of a new provision to cover future unifications within the scope of the Executive Board, and not only of areas connected to the Board of Directors.

Article 69 Sole Paragraph Inclusion of a new provision to meet the demands of such agencies."

Once the facts are reported, the legal questions connected to the query under examination are analyzed, and the convenience and timeliness of the contents of the Management Proposal draft are not matters of a legal nature.

1. General Considerations regarding the Shareholders’ Meeting

1.1. Call:

Initially, regarding the call, we would like to clarify that, in accordance with the provisions of Articles 124[2] et seq of Act 6404/1976 (“LSA”), the regular call of shareholders shall be made by means of publication of notices, and shall include, in addition to the venue, date and time of the Shareholders’ Meeting, and the agenda.

[2] Article 124. The call shall be made by means of a notice published for a minimum of 3 (three) times, stating, in addition to the venue, date, and time of the meeting, the agenda and, in case of amendment of the Articles of Incorporation.

Paragraph 1 The first call of the shareholders’ meeting shall be made:

I - in the closely-held corporations, at least 8 (eight) days before the publication of the first notice; if the meeting is not being held, a new notice will be published, in a second call, at least 5 (five) days in advance;

II - in the publicly-held company, the deadline for the first call shall be 15 (fifteen) days, and the second call for 8 (eight) days.

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It should be noted that Article 124, Paragraph 6 of the LSA, which requires listed companies to submit, on the date of publication of the notice convening the annual and special meeting, documents related to the agenda on the Stock Exchanges on which their shares are mostly negotiated. It is also noted that such obligation is additional to those required by Articles 133[3] and 135[4], Paragraph 3 of the same legal provision.

Paragraph 2 Shareholders’ Meeting must be held, preferably, at the building where the company is headquartered or, following an event of force majeure, somewhere else, provided it takes place in the same City of the headquarters and clearly identified in the call notice.

Paragraph 2-A. Without prejudice of the extent set out in paragraph 2 hereof, the companies, either publicly-held or private, may hold digital meetings, pursuant to the rules of the Securities and Exchange Commission (CVM) and of the competent authority of the Federal Executive Branch, respectively.

Paragraph 3 In closed held corporations, a shareholder representing 5% (five percent) or more of the capital stock shall be called by telegram or registered letter, issued with the advance provided for in Paragraph 1, provided that he/she has requested it in writing, to the company, indicating the full address and validity of the request, not exceeding two (2) fiscal years, and renewable; this notice does not exempt the publication of the notice provided for in Paragraph 1, and failure to comply will entitled the shareholder the right to compensation from the company’s management for damages.

Paragraph 4 Regardless of the formalities foreseen in this article, the shareholders’ meeting to be attended by all the shareholders shall be considered regular.

Paragraph 5 The Brazilian Securities and Exchange Commission may, at its sole discretion, by reasoned decision of its Collective Body, at the request of any shareholder, and after hearing the company:

I - increase, to up to 30 (thirty) days, as of the date on which the documents related to the matters to be resolved are made available to the shareholders, the timely notice of publication of the first call notice of the shareholders’ meeting of the publicly-held company, when it concerns operations that, due to their intricateness, require a longer period for them to be known and analyzed by the shareholders;

II - discontinue, for up to 15 (fifteen) days, the course of the deadline prior to the call of an special shareholders’ meeting of publicly-held company, in order to take cognizance and review the proposals to be submitted to the meeting and, if applicable, inform to the company, until the termination of the discontinuance, the reasons why it considers that the proposed deliberation to the meeting breaches legal or regulatory provisions.

Paragraph 6 Publicly-held companies with shares listed for trading on a stock exchange shall, at the date of publication of the notice convening the meeting, send to the stock exchange on which their shares are mostly traded, the documents made available to shareholders for deliberation in shareholders’ meeting.

[3] Article 133. The managers should communicate, no later than 1 (one) month before the date scheduled for the shareholders' meeting, by notices published in the manner set forth in Article 124, which are available to shareholders:

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It is also worth mentioning that Article 121 of LSA provides for the opening, holding and registration of the shareholders’ meeting: the online attendance of the publicly-held company’s shareholder. The primary objective of this prevision is to suppress absenteeism of the company’s minority shareholders, which sometimes deem the costs connected to producing information and traveling to the venue an obstacle to the intended corporate activism, and the underlying improvement of the capital market. As stated by Modesto Carvalhosa, “online attendance does not hinder in any way the full exercise of the right to participate, debate, protest and vote reasonably.”

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II - copy of the financial statements;

III - the opinion of independent auditors, if any.

IV - the opinion of the fiscal board, including dissenting votes, if any; and

 V - other documents relevant to the subjects included in the agenda.

Paragraph 1 The notices shall state the place or places where the shareholders may arrange copies of these documents.

Paragraph 2 The company shall submit a copy of these documents to the shareholders who request it in writing, under the conditions set forth in Paragraph 3 of Article 124.

Paragraph 3 The documents referred to in this article, except for those included in subsections IV and V, shall be published at least five (5) days before the date set for holding the shareholders’ meeting.

Paragraph 4 The shareholders’ meeting that gathers all shareholders may consider as remedied the absence of publication of notices or failure to comply with the deadlines referred to in this article; but publishing the documents before the meeting is held is mandatory.

Paragraph 5 The publication of the notices is exempted when the documents referred to in this article are published until one (1) month before the date scheduled for holding the ordinary shareholders’ meeting.

[4] Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

(...)

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

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Shareholders who participate online in a shareholders’ meeting are entitled to participate in all discussions regarding the matters, being able to present their motions, protests and dissenting votes, which shall be included as attachments to the respective minutes. In this regard, Articles 100[5], Paragraph 2, and 127[6], sole paragraph, all of LSA.

It is worth noting, also, that pursuant to Article 121, sole paragraph of the LSA[7], after amendment to Act 14030/2020, the shareholder of publicly-held company is allowed to participate and vote in a general shareholders’ meeting remotely.

At this point, CVM Instruction 308/1999, as amended by CVM Instruction 622/2020, Article 4[8], subsection III, determines that the call notice must include, if remote participation via electronic system is permitted, information detailing the rules and procedures according to which shareholders may participate and vote remotely at the general shareholders’ meeting, including necessary and sufficient information for shareholders to access and use the system, and if the meeting will be partially or exclusively held via digital means.

[5] "Art. 100. In addition to the mandatory books for any merchandising business, the company must have the following ones, which shall meet the same legal formalities:

(...)

Paragraph 2  In publicly-held companies, the books referred to in subsections I to V of the head provision of this article may be replaced, subject to the rules issued by the Brazilian Securities and Exchange Commission, with mechanical or electronic records.”

[6] "Art. 127. Before opening the meeting, shareholders shall sign the “Attendance Book,” stating their name, nationality and residence, as well as the number, type and class of shares they hold.

Sole Paragraph. For all purposes of this Law, a shareholder who registers his/her presence remotely is considered to be present at the shareholders’ meeting, as provided for in the regulations of the Brazilian Securities and Exchange Commission.”

[7] "Art. 121. The shareholders’ meeting, called and opened in accordance with the law and the Articles of Incorporation, has the power to decide on all business concerning the corporate purpose, and to take the resolutions it deems convenient for its defense and development.

Sole Paragraph. In publicly-held or private companies, the shareholder may remotely participate and vote at a shareholders’ meeting, in accordance with the regulations of the Securities and Exchange Commission (CVM) and of the competent authority of the Federal Executive Branch, respectively.

[8] “Article 4 The call notice for general shareholders’ meetings must include:

(...)

III – if remote participation via electronic system is permitted, under the terms of Article 21-C, paragraph 2, subsection II, information detailing the rules and procedures according to which shareholders may participate and vote remotely at the general shareholders’ meeting, including necessary and sufficient information for shareholders to access and use the system, and if the meeting will be partially or exclusively held via digital means.”

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Paragraph 3 of Article 5[9] of the abovementioned Instruction allows the company to demand that the shareholder who intends to participate via electronic system deposit the documents listed in paragraph 1 within two (2) days before the date in which the meeting is to be held.

In spite of the above, the respected doctrine has always admitted the possibility holding shareholders’ meeting entirely or partially via digital means.

According to jurist Nelson Eizirik:

“General Shareholders Meetings may, at first, be held in different manners: (i) at the venue informed in the call notice and with attendance in person of shareholders; (ii) virtually, without the physical presence of participants, (iii) at the venue informed in the call notice, with attendance in person of some participants and the possibility of remote participation by other shareholders, via screens, telephone or videoconference, cable TV or internet, for instance (emphasis added)”[10]

In light of the above legislation, the Management Proposal draft states that:

"Considering the situation being reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the Shareholders’ Meeting will be exclusively held via digital means, reason why the Shareholder may only participate:

[9] "Art. 5 The call notice must list the documents required for shareholders to be admitted to the general shareholders’ meeting.

(...)

Paragraph 3 The company may require that the shareholder who intends to participate via electronic system, pursuant to Article 21-C, II, deposit the documents listed in paragraph 1 within two (2) days before the date in which the meeting is to be held.”

[10] EIZIRIK, Nelson. A Lei das S/A Comentada – artigos 80 ao 130, Vol. II SP: Quartier Latin, 2015, p. 313.

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(a) via remote voting bulletin. Detailed instructions on the documentation required for remote voting are contained in the bulletin that can be accessed on the abovementioned websites; and

(b) via Digital Platform, in person or by a proxy duly constituted under the terms of article 21-C, Paragraphs 2 and 3 of IN CVM 481, in which case the Shareholder may: (i) simply attend the Meeting, whether or not he has sent the Bulletin; or (ii) participate and vote at the Meeting. It must be emphasized that for the Shareholder who has already sent the Bulletin and wishes to vote at the Meeting, all voting instructions received through the Bulletin will be disregarded.

In view of the foregoing, there is no legal impediment to holding the concerned general shareholders’ meeting in an exclusively virtual format.

With regard to the opening of EGM that shall deliberate on the reform of the Articles of Incorporation, according to Article 135 of LSA[11], it is opened with a qualified quorum of 2/3 of the voting capital on first call, and with any number subsequently.

In this regard, it should be noted that opening quorum is different from the deliberation quorum (Articles 129[12] and 136[13] of LSA). The first is the minimum

[11] Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

Paragraph 1 the acts connected to amendments of the Articles of Incorporation, to be enforced against third party, are subject to the filing and publication formal requirements, but the failure to comply with such formal requirements may not be filed, by the company or its shareholders, against bona fide third party.

Paragraph 2 The provisions under Article 97 and its paragraphs 1 and 2 and Article 98 and its Paragraph 1 shall be applicable to the acts of amendment of the Articles of Incorporation.

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

[12] Article 129. The resolutions of the shareholders’ meeting, except for the exceptions provided by law, shall be taken by absolute majority of votes, not counting blank votes.

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number of shareholders that the law establishes for the accomplishment of the bidding process, and the second stands as the minimum number of votes required to approve certain matters and is therefore a requirement for the validity of the deliberations.

[13] Article 136. The approval of shareholders representing at least one-half of the voting shares is required if a higher quorum is not required by the company’s Articles of Incorporation, and whose shares are not admitted to trading on stock exchange or over-the-counter market, for a deliberation on:

I - the creation of preferred shares or class increase of existing preferred shares, without proportion to the other classes of preferred shares, unless already established or authorized by the Articles of Incorporation;

II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;

III - reduction of the mandatory dividend;

IV - consolidation of the company, or its merger into another one;

V - participation in a group of companies (Article 265);

VI - chance of the corporate purpose;

VII - end of the company’s liquidation status;

VIII - establishment of the participation certificates;

IX - company’s spin-off;

X - company’s dissolution.

Paragraph 1 In the cases of subsections I and II, the effectiveness of the deliberation depends on prior approval or ratification, over a non-extendable term of one year, by holders of more than half of each class of preferred shares impaired, gathered at a special meeting convened by the managers, and instituted according to the formalities of said Law.

Paragraph 2 The Brazilian Securities and Exchange Commission may authorize the reduction of the quorum provided for in this article in the case of publicly-held company with dispersed shares in the market, whose 3 (three) last shareholders’ meetings have been held with the presence of shareholders representing less than half of the voting shares. In this case, the authorization of the Brazilian Securities and Exchange Commission shall be mentioned in the call notice and the deliberation with a reduced quorum may only be adopted on a third call.

Paragraph 3 The provisions of paragraph 2 of this article shall also apply to the special shareholders’ meetings referred to in paragraph 1.

Paragraph 4 It shall be included in the minutes of the general meeting that deliberate on the matters under subsections I and II, if there is no previous approval, that the resolution shall only be effective after its ratification by the special shareholders’ meeting set forth in Paragraph 1.

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With regard to the deliberation quorum, it should be noted that, as a general rule, the LSA, in Article 129, established the majority principle while setting forth in the head provision that the deliberations shall be taken by absolute majority of votes of the attending shareholders, not counting blank votes, that is, those that do not contain any statement. Thus, the deliberations taken at a shareholders’ meeting regularly called and opened, are binding on all shareholders, even absent or dissenting.

As regards to provision of documentation, the Brazilian Securities and Exchange Commission (CVM) issued CVM Instruction 481/2009, which established requirements related to the disclosure of information that must be provided by management to shareholders prior to the holding of shareholders’ meetings of publicly-held companies, mainly Articles 2, 6 and 11 of said instruction[14].

It must be noted that the aforementioned Article 11 requires the company to provide, as a minimum, the following documents and information whenever AGE is summoned to amend the Articles of Incorporation: "I – copy of the Articles of Incorporation, highlighting the proposed amendments; and II - report detailing the origin and justification of the proposed amendments, and analyzing their legal and economic effects."

[14] Article 2 The information and documents supplied to shareholders under the terms of this Instruction:

I – must be true, full and consistent;

II – must be written in a clear, objective and concise language; and

III – should not mislead the shareholder.

(...)

Article 6 The company should make available to the shareholders, through an electronic system on the CVM web page:

I - information and documents provided for in the other articles of this Chapter III, and in Chapter III-A; and

II - any other information and documents relevant to the exercise of the right to vote in the meeting.

Sole Paragraph. The documents and information should be provided up to the date of publication of the first call notice of the meeting, except if Act 6404 of 1976, this Instruction or other rule of CVM establish a longer term.

(...)

Article 11. Whenever a shareholders’ meeting is called to amend the Articles of Incorporation, the company should provide, at a minimum, the following documents and information:

I – copy of the Articles of Incorporation, highlighting the proposed amendments; and

II - report detailing the origin and justification of the proposed amendments, and analyzing their legal and economic effects.

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Management Proposal, when handling the subject-matter, clarifies that such information was made available in Annexes 02 and 03.

1.2. Voting Right

Initially, it should be noted that all shareholders holding common shares shall have the right to vote in the concerned AGE, pursuant to the provisions of Article 110[15] of LSA also apply.

Concerning Eletrobras’ preferred shares, they do not grant to their holders the right to vote at shareholders’ meetings, according to Article 8[16], subsection II of the Company's Articles of Incorporation[17].

1.3. Remote Voting

CVM, by amending CVM Instruction 481/2009, regulated the remote attendance as provided for in the sole paragraphs of Articles 121[18] and 127[19] of LSA, introducing into the Brazilian capital market a tool for distance voting referred to as ballot paper.

[15] Article 110. Each ordinary share corresponds to one (1) vote in the deliberations of the shareholders’ meeting.

[16] Article 8º. Eletrobras’ shares shall be:

(...)

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

[17] “Article 4 - Each ordinary share shall correspond to one vote in the deliberations of the shareholders’ meeting.

Sole Paragraph. Preferred shares shall not have voting rights, shall be entitled to:

(...)

IV the right to elect and dismiss a member of the Board of Directors in a separate vote, under the conditions established in Act 6404/76 and its amendments.

[18] Art. 121. (...)

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In this vein, the ballot paper for remote voting became mandatory[20]for publicly traded companies with shares listed on the stock exchange.

Therefore, said companies are required to make available to their shareholders the remote voting ballot paper up to one month prior to the date scheduled for the ordinary shareholders’ meeting and the shareholders’ meetings convened to deliberate on the election of members of the Board of Directors and Fiscal Board, abiding by the provisions of CVM Instruction 561/2015, without prejudice to distance voting being used for shareholders’ meetings convened to deliberate on other matters, at the discretion of the company.

Sole paragraph. In both closely and openly held companies the shareholder may participate and vote remotely, under the terms of the Brazilian Securities and Exchange Commission regulations and of the Federal Government’s relevant agency, respectively.

[19] Art. 127. (...)

Sole paragraph.  For all due purposes of this Law, shareholders whose remote presence is registered shall be deemed present, as set forth in the Brazilian Securities and Exchange Commission regulations.

[20] Article 21-A. The shareholder may exercise the vote in shareholders’ meetings by completing and delivering the ballot paper.

Paragraph 1 Up to 1 (one) month before the date set for the meeting, the company should make the remote ballot paper available:

I – in the event of the shareholders’ meeting;

II – whenever the shareholders’ meeting is called to deliberate on the election of members:

a) of the fiscal board; or

b) of the board of directors, when the election becomes necessary due to vacancy of the majority of the positions of the board, by vacancy in a board that has been elected by multiple vote or to fill the vacancies dedicated to the separate election provided for under Articles 141, Paragraph 4 and 239 of Act 6404/1976; and

III - whenever a special shareholders’ meeting is called to occur on the same date scheduled for the shareholders’ meeting.

Paragraph 2 Without prejudice to the provisions of subsection II of Paragraph 1, the company may allow the remote ballot paper at any special shareholders’ meeting, abiding by the terms and conditions established in this Chapter III-A, except for Section IV.

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Therefore, in light of CVM Instruction 481/2009, Eletrobras should make available to its shareholders the Remote Voting Bulletin, pursuant to the provisions under Article 21-F of said Instruction.

It should be noted that the OFFICIAL LETTER/CVM/SEP/No. 2/2020, issued by the CVM’s Superintendence of Corporate Relations (SEP), in its item 7.1.6, establishes that “The adoption of remote voting in a given shareholders’ meeting should always cover all matters included in the agenda, regardless of their presence or not in the list provided for under Article 21-A of CVM Instruction 481/09, as provided for under Article 21-F, paragraph 1, subsection I of said Instruction.”

2. Business Object of the Extraordinary General Meeting

In accordance with Article 131 of LSA[21], the Shareholders’ Meeting is ordinary when it has as its object the matters listed in the exhaustive list in Article 132 of the same legal provision, and special in the other cases[22].

As a matter of fact, what the scope of responsibility of EGM includes derives from the particular business of ASM, being typical in the events established under Articles 135 and 136 of LSA, and atypical whenever so demands the company’s Articles of Incorporation, or, even more widely, when called to “resolve all business connected to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,” according to Article 121 of the aforementioned legal provision.

Once the general questions are resolved, we will examine the legal aspects of the Meeting Call and Management Proposal draft regarding the concerned EGM to amend the Articles of Incorporation of the company.

With regard to the agenda, the Management Proposal draft renders it clear that:

[21] Article 131. The shareholders’ meeting is ordinary when it deals with the matters provided for in article 132, and special in the other cases.

[22] Article 132. Annually, in the first four (4) months following the end of the accounting year, there shall be one (1) shareholders’ meeting to: I - take the accounts of the managers, examine, discuss, and vote on the financial statements; II - resolve on the allocation of net income for the year and the distribution of dividends; III - elect the managers and members of the fiscal board, when applicable; IV - approve the inflation adjustment of capital (Article 167) .

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"The Coordination and Governance Secretariat of State-owned Company - SEST submitted to Eletrobras Letter SEI 1386/2020/ME on June 9, 2020, by means of which the Secretariat informed it finished the reformulation of the articles of incorporation that would be used as a template for state-federal companies under direct control of the Federal Government and instructed state-owned companies to adjust their articles of incorporation in line with the referred template.

According to SEST, the new articles of incorporation template is intended to align guidelines recommended by the Organization to foster Economic Cooperation and Development - OCDE, with regards to the corporate governance, in addition to seek alignment with the best corporate governance practices adopted by Brazilian publicly-held companies, as well as recommendations issued by entities specialized in corporate governance.

In addition to proposals from SEST, the Company understood as opportune other changes to the article of incorporation, and presents the amendment and consolidation of the Articles of Incorporation of the Company, aligning it with the new template prepared by SEST."

Therefore, it must be observed that the Management Proposal draft only provides as theme to be deliberated at the referred EGM the reform of the Articles of Incorporation of the company.

Thus, pursuant to Article 135[23] of the LSA, the matter must be deliberated at a EGM as it falls upon this body to approve amendments to the Articles of Incorporation of the company.

[23] Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

Paragraph 1 the acts connected to amendments of the Articles of Incorporation, to be enforced against third party, are subject to the filing and publication formal requirements, but the failure to comply with such formal requirements may not be filed, by the company or its shareholders, against bona fide third party.

Paragraph 2 The provisions under Article 97 and its paragraphs 1 and 2 and Article 98 and its Paragraph 1 shall be applicable to the acts of amendment of the Articles of Incorporation.

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Thus, it should be noted that, as it is the object of EGM, the amendment of the Articles of Incorporation shall meet the formal requirements set forth under aforementioned Article 135, as well as the previous statement of the relevant regulatory agencies.

In this sense, attention should be drawn to the provisions under Article 98[24], subsection VI, letter “d” of Annex I of Decree 9745/2019, dated April 08, 2019, in which it is incumbent on the Office of Coordination and Governance of State Enterprises - SEST to previously make statements about the matters provided for under this provision, chiefly the amendment to the Articles of Incorporation.

Concerning the intended changes to the Articles of Incorporation, these were analyzed by this PRJE in Memorandums PRJE-0194/2020, and its exhibit, PRJE-0215/2020 of 28/10/2020 and 04/12/2020, respectively, which are fully reported herein.

As for the internal approval of the issue, it should be approved by the Executive Board, in accordance with Article 47[25], subsection I of ELETROBRAS’ Articles of Incorporation, followed by the referral to the Company’s Board of Directors, based on Article 36[26], subsection IX of ELETROBRAS’ Articles of Incorporation, for

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

[24] “Article 98.  The Secretariat of Coordination and Governance of State-Owned Companies is responsible to:

(...)

VI - make its statement about the following matters connected to public state-owned companies:

(...)

d) Articles of Incorporation and its amendments;”

[25] Article 47. In the exercise of its duties, Executive Board shall especially:

(...)

I - prepare and submit to the Board of Directors Eletrobras’ administrative organization fundamental guidelines, as well as approve the referral of other matters within the competence of said Board;

[26] Article 36. In the exercise of its duties, the Board of Directors is also responsible, without prejudice to the powers set forth in the applicable laws, for:

(...)

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subsequent call of the Shareholders’ Meeting of ELETROBRAS, in accordance with Article 17, subsection I[27], of the Articles of Incorporation of Eletrobras, also considering Article 142[28], subsection IV of LSA.

It should also be noted that approving or not the terms of the Management Proposal draft reviewed hereunder stands as a question of administrative merit, also including intended reform of the Articles of Incorporation, thus lacking legal status. Therefore, this analysis is not the responsibility of this advisory, being in charge of the judgment of convenience and timeliness of the manager.

It should be noted that the legal opinion set out in this opinion is purely opinionated, which is the position we think is more in line with the legal provisions applicable to this case.

As a result, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Office of the General Counsel for the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

In view of the foregoing, pursuant to the judgment on the merits, and subject to the above considerations and considering the favorable position of the competent Departments, the Management Proposal for the 180th EGM of Eletrobras is hereby sealed for the purpose of controlling the discussions by this PRJE, given that the Financial Board is responsible for the content of such document.

To the best of our knowledge, this is the opinion.

IX - convene the Shareholders' Meeting, in the cases provided for in Act 6404/1976, or whenever deemed appropriate;

[27] Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:

I - disposal, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;

[28] Article 142. The Board of Directors shall:

(...)

IV - call the shareholders’ meeting when it deems it feasible, or in the case of Article 132;

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For appraisal of higher instance.

Cristiane Vieira de Paiva Villela

Lawyer

Agreed.

To DFR.

Rafael Gusmão Rodrigues de Andrade

Manager of the Strategic, Corporate and Regulatory Department – PRJE

From:	Cristiane Vieira de Paiva Villela
To:	Rafael Gusmao Rodrigues de Andrade
Subject:	Analysis of the Proposal of Amendment to Eletrobras’ Articles of Incorporation - Complement

DCAG – Corporate Governance Department submitted to us, by means of memorandum No. DCAG-142/2020, dated October 09, 2020, a matter[29] that concerns the proposal to amend Eletrobras’ Articles of Incorporation, requesting that PRJE reviews its respective legal issues.

Said matter was reviewed by this PRJE via memorandum No. PRJE-0194/2020 and its Annex, dated October 28, 2020.

In addition, it is recommended that the wording of Article 36, Item XII in force be maintained, thus rectifying the guidance stated in memorandum No. PRJE-0194/2020, exclusively regarding such provision.

All other recommendations set forth in memorandum No. PRJE-0194/2020 and its Annex are ratified by this opinion.

It should also be noted that the decision to approve or not the intended amendments to the Articles of Incorporation, as proposed, stands as a question of administrative merit, thus having no legal status whatsoever. Therefore, such analysis is not the responsibility of this advisory, it rather lies with the judgment of convenience and timeliness of the manager.

[29] It should be emphasized that this examination shall be limited to the legal aspects of the matter, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

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It should be noted that the legal understanding set out in this opinion is purely opinionated, which is the position which we think is more in line with the legal provisions applicable to this case.

To the best of our knowledge, this is the opinion.

For appraisal of higher instance.

Cristiane Vieira de Paiva Villela

Lawyer

Agreed.

To DCAG.

Rafael Gusmão Rodrigues de Andrade

Manager of the Legal Controller’s and Strategic Case Office – PRJE

It is emphasized that the present examination will be limited to the legal aspects of the matter, abstaining as to the technical, economic, financial aspects and those that require the exercise of administrative discretion.

From:	Cristiane Vieira de Paiva Villela
To:	Andre de Avellar Torres
Subject:	Analysis of the Proposal of Amendment to Eletrobras’ Articles of Incorporation
Reference:	Memorandum DCAG-142/2020. EMP No. 2020/0419

DCAG – Corporate Governance Department submits to us, by means of the memorandum referred to, a matter[30] that concerns the proposal to amend Eletrobras’ Articles of Incorporation, requesting that PRJE reviews its respective legal issues.

Having considered the facts, we proceed to the analysis of the legal aspects of the matter.

[30] It should be emphasized that this examination shall be limited to the legal aspects of the matter, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

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Nonetheless, before going into the subject in reference, it should be noted that in the opinion hereby produced only changes to the provisions that have a legal nature shall be addressed, and that specific comments shall only be made with regard to the points considered relevant. Therefore, any changes made as editorial adjustments to ensure compliance with applicable laws shall not be addressed.

It should also be noted that the comments that we deem relevant shall be placed on the side of the respective provision, in the comparative table attached to this opinion.

As for the internal approval of the matter, it should be approved by the Executive Board, in accordance with Article 47[31], Items I and III of ELETROBRAS’ Articles of Incorporation, followed by the referral to the Company’s Board of Directors, based on Article 36[32], Items V and IX of ELETROBRAS’ Articles of Incorporation, for subsequent call of the Shareholders’ Meeting of ELETROBRAS, in accordance with Article 17, Item I[33] of the Articles of Incorporation of ELETROBRAS with Article 1, Item I[34] of Decree 1091/1994.

[31] “Article 47. In the exercise of its duties, Executive Board shall especially:

(...)

I - prepare and submit the core guidelines of Eletrobras’ administrative organization to the Board of Directors, as well as approve the referral of other matters within the competence of said Board;

(...)

III - manage Eletrobras and take the appropriate measures to ensure the due accomplishment of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in keeping with the effective authority levels, including among such acts or contracts, without limitation, the grant of funding to electricity utilities under its control, and the taking out of loans domestically or abroad;”

[32] “Article 36. In the exercise of its duties, the Board of Directors is also responsible, without prejudice to the powers set forth in the applicable laws, for:

(...)

VIII - stating opinion on acts, and approving contracts in keeping with the effective authority levels, given that such acts or contracts include, without limitation, the grant of funding to electricity utilities under its control, and taking out loans domestically or abroad;

(...)

IX - convening the Shareholders’ Meeting, in the cases provided for under Law No. 6404/1976, or whenever deemed appropriate;”

[33] “Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:

I - disposal, in whole or in part, of shares of the capital stock of Eletrobras or its controlled companies;

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As for the legal requirements that apply to the establishment of a Special Shareholders’ Meeting to deliberate on the amendments to the Articles of Incorporation herein reviewed, Article 135[35], head provision of Law No. 6404/76, establishes that the Special Shareholders’ Meeting aimed to amend the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second call, with any number of attending shareholders.

The paragraphs of said Article 135 establish the filing and publication formalities that shall be met for the acts pertaining to the amendment to be enforceable against third party, in addition to the need for supplying to shareholders documents relevant to the matter to be discussed at the special shareholders’ meeting, at the company’s principal place of business, on the occasion of the issuance of the first notice of the shareholders’ meeting.

With regard to the other authorizing acts necessary for the intended amendments, it should be noted that, as Eletrobras is a government-controlled company, part of the Indirect Federal Public Administration, along with its controlled companies, it is primarily subject to the private law regime, with the inherent peculiarities of public law. Thus, they shall meet the requirements of public policy, abiding by the core principles that underlie the entire way of acting of the Administration, such as submitting to the inspection of the Secretariat of Coordination and Governance of State-Owned Companies – SEST, as well as meeting other requirements provided for in specific laws.

In this sense, attention should be drawn to the provisions under Article 98[36], Item VI, Subitem “d” of Annex I of Decree No. 9745/2019, dated April 08, 2019, in which it is incumbent on SEST to previously make statements about the matters provided for under these provisions, chiefly the amendment to the Articles of Incorporation.

[34] “Article 1 State-owned companies, government-controlled companies, and their subsidiaries, directly or indirectly controlled by the Federal Government, may only perform the corporate acts referred to in this decree upon decision of a shareholders’ meeting especially convened to resolve on the following businesses:

I - to sell, in whole or in part, shares of its capital or that of its controlled companies; to go public; to increase its capital by subscription of new shares; to waive the rights to subscribe for shares or convertible debentures of controlled companies; to issue convertible debentures or sell them, if held in treasury; to sell debentures convertible into shares held by it and issued by controlled companies; or, to issue any other securities domestically or abroad; (omissis)”

[35] “Article 135. The special shareholders’ meeting aimed to amend the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second call, with any number of attending shareholders.

Paragraph 1 the acts connected to amendments of the Articles of Incorporation, to be enforced against third party, are subject to the filing and publication formal requirements, but the failure to comply with such formal requirements may not be filed, by the company or its shareholders, against bona fide third party.

Paragraph 2 The provisions under Article 97 and its Paragraphs 1 and 2 and Article 98 and its Paragraph 1 shall be applicable to the acts of amendment of the Articles of Incorporation.

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company’s principal place of business on the occasion of the issuance of the first notice of the shareholders' meeting.”

[36] “Article 98.  The Secretariat of Coordination and Governance of State-Owned Companies is responsible to:

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It should also be noted that the decision to approve or not the intended amendments to the Articles of Incorporation, as hereby proposed, stands as a question of administrative merit, thus having no legal status whatsoever. Therefore, such analysis is not the responsibility of this advisory, it rather lies with the judgment of convenience and timeliness of the manager.

Lastly, in view of the considerations and suggestions set out in this opinion, taking into account the need for approval of such amendments by SEST, as mentioned above, it is recommended that the amendments proposed by the Inquiring Department be submitted, with the adjustments suggested by this PRJE, to SEST for formal approval.

It should be noted that the legal understanding set out in this opinion is purely opinionated, which is the position which we think is more in line with the legal provisions applicable to this case.

To the best of our knowledge, this is the opinion.

For appraisal of higher instance.

Cristiane Vieira de Paiva Villela

(...)

VI - make its statement about the following matters connected to state-owned companies:

(...)

d) Articles of Incorporation and its amendments;”

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CHAPTER I Name, Organization, Headquarters and Corporate Purpose	Without change

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a government-controlled publicly-held corporation incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to these Articles of Incorporation.

Article 1 - Centrais Elétricas Brasileiras S.A. - Eletrobras is a government-controlled ~~publicly-held~~ company, incorporated in accordance with the provisions under Law No. 3890-A, dated April 25, 1961, and organized pursuant to these Articles of Incorporation and by Laws No. 13303, dated June 30, 2016, and No. 6404, dated December 15, 1976, by enactments, and other applicable laws.

SEST’s Suggestion - Decree No. 8945, dated December 27, 2016

Governance Secretariat’s Suggestion:

Instead of referring to the very name of Decree No. 8945, dated December 27, 2016, using an expression similar to “enactments.”

If Decree No. 1091 is repealed, the Articles of Incorporation will be outdated. The financial and operational cost of holding a meeting is very high.

Eletrobras is subject to Decree No. 8945/16 regardless of its reference in the Articles of Incorporation. Therefore, the reference to said regulation is optional.

Using one of the following phrases in the definition is sufficient: corporation or company. We suggest removing company.

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Article Article 2 - Eletrobras, as an indirect Public Administration entity, shall be governed by Law No. 13303 of 2016 and its regulations, by the corporation laws, by the special provisions of the federal laws, where applicable, and these Articles of Incorporation.	 ~~Article Article 2 - Eletrobras, as an indirect Public Administration entity, shall be governed by Law No. 13303 of 2016 and its regulations, by the corporation laws, by the special provisions of the federal laws, where applicable, and these Articles of Incorporation.~~	To be excluded The Committee recommended that no reference be made to regulations in the Articles of Incorporation. Agreed by SEST	Without legal impediment for the intended change.
Sole Paragraph. The company, its shareholders, managers, and members of the Fiscal Board shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).	Article 2 - The company, its shareholders, managers, and members of the Fiscal Board shall be subject to the provisions of BM&FBOVESPA’s Corporate Governance Level 1 Listing Regulation (“Level 1 Regulation”).	Agreed by SEST	Recommendation to include reference to the members of the advisory committees.
Article 3 - Eletrobras has its principal place of business located in the Brazilian Capital and its main office in the city of Rio de Janeiro, State of Rio de Janeiro, and shall, for an indefinite period, conduct its business directly or by way of subsidiaries or companies with which it may associate. Furthermore, to accomplish its corporate purpose, it may open offices and branches domestically or abroad.	Without change	Agreed by SEST	Recommendation to include the possibility to open branches.
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Paragraph 1 - Eletrobras, directly or by means of its subsidiaries or controlled companies, may associate with other parties, either disbursing funds or not, thus establishing business consortia or holding interest in companies, with or without controlling power, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.	Paragraph 1 - Eletrobras, directly or by means of its subsidiaries or controlled companies, may associate with other parties, either disbursing funds or not, thus establishing business consortia or holding interest in companies, with or without controlling power, in Brazil or abroad, directly or indirectly targeted at the production, transmission, trading or distribution of electricity.	The Committee recommeded to include “trading,” as already stated in the corporate purpose, and the limitation when referring to association makes no sense (Article 4). Agreed by SEST	Agreed
Paragraph 2 - The validity of any and all instruments executed directly by Eletrobras or by means of its subsidiaries ~~or controlled companies~~, aiming at the accomplishment of the possibilities provided for under paragraph one of this Article shall be conditioned to the prior authorization of at least 2/3 of the total of the members of the Board of Directors.	Without change	Agreed by SEST	Subsidiaries and controlled companies have the same meaning for the purposes of Law No. 13.303/16.
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Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the fundraising necessary to accomplish its corporate purpose, as well as that of its controlled companies or subsidiaries, and may delegate to them such activity, as set forth in the Authority Scope Policy.	Paragraph 3 - For the purposes of any association provided for in paragraph one, Eletrobras shall be responsible for the fundraising necessary to accomplish its corporate purpose, as well as that of its controlled companies or subsidiaries, and may delegate such activity, pursuant to the internal regulations established by Eletrobras to govern the approving levels within Eletrobras Companies.	Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Agreed by SEST	Change without a legal nature. We suggest removing controlled companies, and only keeping subsidiaries.
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Paragraph 4 - In the subsidiaries where Eletrobras may establish, by means of prior legislative authorization, the general principle of Law No. 3890-A,of 1961, shall also be abided by, accordingly.	~~Paragraph 4 - In the subsidiaries where Eletrobras may establish, by means of prior legislative authorization, the general principle of Law No. 3890-A,of 1961, shall also be abided by, accordingly.~~

To be excluded

Agreed by SEST

1) the reference to the general principles of the Eletrobras’ creation statue (Law No. 3890-A/61) alludes to a reproduction of its Article 16.

2) The same Article 16 already stands as a generic permission for opening subsidiaries:

Article 16. In the subsidiaries which ELETROBRAS may incorporate, where applicable, the general principles of this law shall be abided by, except with respect to the management structure, which may be conformed to peculiarities and relevance of each one’s services, as well as to the terms pertaining to the interests in other members.

This provision may be found under Article 3, Paragraph 2 of Decree No. 4559/2002. However, there would be no loss with its exclusion owing to the provisions under Article 16 of Law No. 3890-A/61.
Paragraph 5 - Subsidiaries shall abide by administrative, financial, technical and accounting rules established by Eletrobras.	Renumbered	Agreed by SEST	Change without a legal nature.

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Paragraph 6 - Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria under the law, these Articles of Incorporation, and the Appointment Policy of Eletrobras companies.	Paragraph 5 - Eletrobras’ representatives in the management of companies in which it participates, either subsidiaries or not, shall be chosen by the Eletrobras’ Board of Directors, according to the criteria under the law, these Articles of Incorporation, and the internal regulations established by Eletrobras, provided that Company’s or controlled companies’ employees are appointed for such positions.

Adjustment to conform the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.

To simplify the assignment item, part of the related item was included in Article 36, Item XXVII.

In this specific case, the possibility of delegation is not provided for, as it is a legal jurisdiction provided for in Article 16, Paragraph 2, of Law No. 3890-A/61.

Agreed by SEST

Without legal impediment for the intended change, since it is in keeping with the provisions under Article 16[37], Paragra 2, of Law No. 3890-A/61, and with Article 139[38] of Law No. 6404/76.

[37] “Article 16. In the subsidiaries which ELETROBRAS may incorporate, where applicable, the general principles of this law shall be abided by, except with respect to the management structure, which may be conformed to peculiarities and relevance of each one’s services, as well as to the terms pertaining to the interests in other members.

(...)

Paragraph 2 - The Eletrobras’ representatives in the management of companies, whether subsidiary or not, where it participates, shall be chosen by majority vote of its Board of Directors.”

[38] “Article 139. The assignments or powers warranted by law to the management bodies may not be granted to another body, established by law or Articles of Incorporation.”

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Without correlation.	Paragraph 6 - The appointments of Eletrobras’ subsidiaries for positions in their respective executive boards and for the positions of managers and fiscal directors in their investees, associations, and foundations, shall be forwarded to Eletrobras for appraisal of the legal investiture requirements, and for prior approval, accordingly, pursuant to the authority level defined in Eletrobras’ internal regulations.

Inclusion of new Paragraph.

Exclusion of the position of the controlled company’s Chief Executive Officer, insofar as a specific rule was established under Paragraph 7 in order to meet the recommendations of CAE and CEGS Committees about the appointment for said position.

There was also inclusion of reference to the appraisal of investiture requirements and, accordingly, prior approval, as the new rule set by the Board may imply that small and medium-sized SPEs will no longer be approved by the holding company on the merits. Such appointments shall continue to be appraised as per the legal requirements by the Company’s corporate integrity.

Agreed by SEST

Without legal impediment for the intended change.
Without correlation.	Paragraph 7 - The appointments for positions of Chief Executive Officer of direct subsidiaries of Eletrobras shall be rendered formal by the Eletrobras’ Board of Directors, without prejudice to the legal duty of the controlled companies’ Boards of Directors to decide on the election of the respective appointees.	Inclusion of new Paragraph. Provision included in order to fulfill the Committee’s recommendation. Agreed by SEST	Without legal impediment for the intended change.
Article 4 - The corporate purpose of Eletrobras is:	Without change	Agreed by SEST
I - to perform assessments, projects, construction and operation of electricity plants, lines of transmission and distribution, as well as to execute corporate acts arising from such activities, such as the trading of electricity;	Without change	Agreed by SEST
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II - to cooperate with the Ministry to which it is connected in order to formulate Brazil’s energy policy;	Without change	Agreed by SEST
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III - to grant funding to electricity public utilities under its control, and post bond, domestically or abroad, in their favor, as well as purchase debentures of their issuance;	Exclusion

To be excluded.

Committees understand that granting funding and posting bonds are not encompassed by the corporate purpose, they rather are secondary activities to facilitate compliance with the corporate purpose.

See Article 36, Items VI and VII, which deal with guarantees and funding encompassing controlled companies.

SEST states favorable view in this respect, but stressed the need for prior analysis by the Company’s legal department, considering the risk of application of the dissenter’s right, provided for in Article 137 of Law No. 6404/1976.

This provision may be found in Article 4, Item III of Decree No. 4559/2002.

It should be noted that this issue was addressed in opinion No. PRJE – 0093/2020, dated May 15, 2020, to which reference is hereby made.

As for the dissenter’s right, it should be noted that when the shareholders at a meeting cast their votes for the company to approve any of the matters provided for in Items I to VI and IX of Article 136[39] of Law No. 6404/76, including change of corporate purpose, the dissenting shareholder has the right to exit from the company, pursuant to the provisions of Article 137[40] of Law No. 6404/76, if said shareholder so desires, or if its vote is defeated by the majority vote on deliberation.

Therefore, Law No. 6404/76 granted to the dissenting shareholder, in connection with certain meeting deliberations expressly set forth in said laws, the option to stop being a member of the company upon payment of the amount of its shares.

Once the dissenter’s right is exercised, the shareholder is entitled to payment corresponding to the price of its shares, as provided by law, and in keeping with the provisions in the company’s Articles of Incorporation.

However, as the opinion of jurists advocate in this respect, not all changes entitled to dissenter’s right by the dissenting shareholder.

About such topic, the following Nelson Eizirik’s assertion is invaluable[41]:

“Corporate purpose refers to the purpose for which a company is incorporated, it states the business, and type of operations or activities underlying the creation of the company.

(...)

Corporate purpose is not concerned with the performance of a single act, rather, it means the exercise of an activity that, to be accomplished, several standalone legal transactions may be carried out, provided that they are aimed at the accomplishment of the business activity set forth in the Articles of Incorporation. The core activity is that established in the corporate purpose and that the company performs to accomplish its profitable scope, and non-core activity, in turn, refers to each particular legal act or business carried out by the company as an instrument for the accomplishment of the corporate purpose.

In principle, the Articles of Incorporation provision that establishes the corporate purpose shall coincide with the company's actual and concrete business activity. However, there may be events in which legal acts or businesses that denote the business activity are legitimately peformed, as necessary or complementary, although they do not per se embody the business activity set forth as corporate purpose. Such acts may be characterized as means to accomplish the corporate purpose, and should therefore be considered included in it.

Therefore, the change of corporate purpose is only substantiated when the business activity, as its purpose/core activity, is denatured or altered on a permanent or institutional basis, and no alteration of the purpose is raised when there is a mere variation in the means/non-core activities needed to accomplish it.

In order for a corporate purpose change is legally backed, there should be a deliberation or act performed by the managers that fully decharacterizes the activities performed by the company, in a corporate manner, in order to achieve the essential bases of the corporate business. It is not every alteration or modification in the Articles of Incorporation provision that governs the corporate purpose that entitles the dissenting shareholder the right to exit from the company. In order for the dissenter’s right to be grounded, it is essential that the change in the purpose is substantial, so that the company starts to conduct business in another line of business, which may imply changes in the corporate shareholder risk undertaken by the shareholder. Thus, changing the purpose consists in performing an activity other than that for which the incorporated company was incorporated.

Therefore, changing the corporate purpose means placing another one in its place, differently providing for the matter; that is, removing one business activity to replace it with another. The change of the puporse that entitles to the dissenter’s right should be actual, so that it results in a new activity, other than the one to which the shareholder has adhered, implying the undertaking of risks not foreseen by said party.” (Emphasis added)

In view of the foregoing, in the opinion of this PRJE, if the company chooses to suppress this Item, the simple exclusion would not entitle to the exercise of the dissenter’s right, given that such alteration would not lead to the performance of an activity other than that for which Eletrobras was incorporated, i.e., the company shall continue to conduct activities pertaining to the production, transmission, and trading of electricity, and certainly shall remain responsible for raising funds and posting bonds as a sort of company act and in the light of the regime of parity with private companies.

[39] “Article 136. The approval of shareholders representing at least half of the voting shares is required if a higher quorum is not provided for in the company’s Articles of Incorporation, in the case that their shares are not listed on stock exchange or over-the-counter market, for a deliberation on:

(...)

VI - the change of the corporate purpose;”

[40] “Article 137. The approval of the matters provided for in Items I to VI and IX of Article 136 warrants the dissenting shareholder the right to exit from the company upon reimbursement of the amount of its shares (Article 45), in keeping with the following rules:”

[41] EIZIRIK, Nelson. A Lei das S/A Comentada. Vol. II - Arts. 121 a 188. SP: Quartier Latin, 2011, p. 218-221.

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IV - to grant funding and post bond, in Brazil or abroad, in favor of the technical and scientific entities of research under its control;	Exclusion.

To be excluded

Committees understand that granting funding and posting bonds are not encompassed by the corporate purpose, they rather are secondary activities to facilitate compliance with the corporate purpose.

In this sense, the provision included in Article 36, Item VIII, which provides for bonds and funding to technical/scientific and research entities under its control.

SEST suggests legal analysis – risk of dissenter’s right.

This provision may be found under Article 4, Item IV of Decree No. 4559/2002.

It should be noted that this issue was addressed in opinion No. PRJE – 0093/2020, dated May 15, 2020, to which reference is hereby made.

About the dissenter’s right we refer to the comments made under Item III of Article 4

V - to further and support research of its corporate interest in the energy industry, pertaining to the generation, transmission, and distribution of electricity, as well as assessments of utilization of reservoirs for multiple purposes;	Renumbered.	Agreed by SEST	Change without a legal nature.
VI - to contribute to the training of the technical personnel necessary for the Brazilian electricity industry, as well as the preparation of qualified workers, by means of specialized courses, and may also grant assistance to the country’s educational establishments or scholarships abroad and sign agreements with Entities that collaborate in the training of specialized technical personnel;	~~VI - to contribute to the training of the technical personnel necessary for the Brazilian electricity industry, as well as the preparation of qualified workers, by means of specialized courses, and may also grant assistance to the country’s educational establishments or scholarships abroad and sign agreements with Entities that collaborate in the training of specialized technical personnel;~~

To be excluded

Committees understand that this is an obligation provided for in the establishment law, but that it does not exactly match Eletrobras’ corporate purpose.

SEST suggests legal analysis – risk of dissenter’s right.

This provision may be found under Article 4, Item VI of Decree No. 4559/2002. About the dissenter’s right we refer to the comments made under Item III of Article 4
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VII - to technically and administratively cooperate with the companies in which capital it holds interest and with agencies of the Ministry to which it is connected;	~~VII - to technically and administratively cooperate with the companies in which capital it holds interest and with agencies of the Ministry to which it is connected;~~

To be excluded

Cooperation with the supervisory ministry is already provided for under Item II.

It is understood that there is no need for Articles of Incorporation provision for Eletrobras to be able to technically and administratively cooperate with business partners or with the Ministry to which it is connected.

SEST suggests legal analysis – risk of dissenter’s right.

This provision may be found under Article 4, Item VII of Decree No. 4559/2002. About the dissenter’s right we refer to the comments made under Item III of Article 4
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VIII - to participate in technical, scientific and business associations or organizations of regional, national or international scope, of interest to the electricity industry;	~~VIII - to participate in technical, scientific and business associations or organizations of regional, national or international scope, of interest to the electricity industry;~~

To be excluded

Committees understand that the faculty to participate in associations and organizations of interest of the electricity industry does not stand as an activity that embodies the corporate purpose, but rather as a secondary activity. The exclusion does not prevent the Company from participating in such entities.

SEST suggests legal analysis – risk of dissenter’s right.

About the dissenter’s right we refer to the comments made under Item III of Article 4
IX - to participate, as set forth under the law, in programs to spur on alternative sources of energy generation, rational use of energy, and the deployment of smart energy networks.	Renumbered.	Agreed by SEST	Change without a legal nature.
CHAPTER II Obligations	CHAPTER II Obligations and Responsibilities arising from Legal and Voluntary Environments	Adjustment to cover SEST Template and new assignment. Agreed by SEST	Change without a legal nature.
Article 5 - Eletrobras, in accordance with the applicable legal provisions, shall have the following obligations, inter alia:	Article 5 - Provided that they are in line with its corporate purpose, Eletrobras may have activities guided by the Federal Government, in order to contribute to the public interest underlying its creation.	Full text of SEST template, adjusted to Eletrobras. Agreed by SEST	According to the prerogative in Article 238 of Law No. 6404/1976.
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Without correlation.

Paragraph 1 - In the exercise of the prerogative referred to in the above provision, the Federal Government may only lead Eletrobras to undertake obligations or responsibilities, including to perform investment projects and to undertake responsibility for specific operating costs/results, under conditions different from those of any other private company that conducts business in the same market, when:

I - they are provided by law or regulation, as well as established in a contract, agreement, or understanding executed with the competent government agent to establish them, subject to the complete transparency of such instruments; and

II - they have their costs and revenues broken down and disclosed in a transparent manner, including accounting statements.

	Full text of SEST template, adjusted to Eletrobras. Agreed by SEST	Without legal impediment for the intended change owing to the provisions under Article 8, Paragraph 2, Items I and II of Law No. 13303/16.
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Without correlation.

Paragraph 2 - When guided by the Federal Government to contribute to the public interest, Eletrobras shall only undertake obligations or responsibilities:

I - that fulfill market conditions; or

II - that comply with the provisions of items I and II of the above paragraph, and, in this case, the Federal Government shall offset Eletrobras, in each accounting year, for the difference between market conditions and the operating result or economic return of the obligation undertaken.

Full text of SEST template, adjusted to Eletrobras. Agreed by SEST

In fact, it does not stand as a guidance, but as a vote itself, made in the competent spheres of governance, especially at the company shareholders’ meeting.

As it is written, the provision can lead to the interpretation that a right would be created for managers to refuse to comply with certain decisions approved at a shareholders’ meeting, in which the controlling shareholder has a decisive preponderance, which would not be in keeping with the corporate law, since shareholders’ meetings are the sovereign body of companies.

Petrobras accurately addressed the issue by assigning to the Investment and Minority Committees to assess if operations differ from market conditions. It is recommended that the suitability of Eletrobras to provide for a similar mechanism be evaluated, in order to define a body for the evaluation and issuance of an opinion, binding or not, on the abidance by market conditions, in order to make it transparent and allow that investors, management bodies, and shareholders be informed when matters of this nature are addressed.

Petrobras’ Provision:

“Article 30 - The Board of Directors shall also deliberate on the following matters:

(...)

Paragraph 3 - Whenever there is a need to evaluate operations with the Federal Government, its agency and foundations, and federal state-owned companies, as long as they are outside the normal course of the Company’s business, and which are within the scope of approval by the Board of

Directors, the Minority Committee shall provide previous advice,

issuing its opinion on the intended transaction.”

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Without correlation.	Paragraph 3 - The exercise of the prerogatives referred to in the paragraphs above shall be the subject of an Annual Letter, signed by the members of the Board of Directors, provided for in Article 8, Item I, Law No. 13303 of 2016.	Full text of SEST template, adjusted to Eletrobras. Agreed by SEST	Without legal impediment for the intended change owing to the provisions under Article 8, Item I of Law No. 13303/16[42].
I - operationalize programs for universal access to electrical energy;	~~I - operationalize programs for universal access to electrical energy;~~

To be excluded

The underlying understanding is that the provisions in the head provision of Article 5 would already cover said activities connected to public interest, thus breaking them down would not be needed.

Agreed by SEST

Without legal impediment for the intended exclusion.

[42] “ Article 8 - The state-owned companies and government-controlled companies shall meet the following transparency requirements, as a minimum:

I - preparation of an annual letter, signed by the members of the Board of Directors, with an explanation of the commitments of the state-owned company, the government-controlled company and subsidiaries to achieve public policy goals in furtherance of the collective interest or the national security imperative that has motivated the authorization for their inception, clearly stating the resources to be used for such purpose, as well as the economic and financial impacts of accomplishing said goals, which should be measurable by objective indicators;”

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II - guide its actions seeking sustainability by means of economic, financial, social and environmental balance in operations and business opportunities;	~~II - guide its actions seeking sustainability by means of economic, financial, social and environmental balance in operations and business opportunities;~~	To be excluded Relocation of adjusted provision in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). Agreed by SEST	Without legal impediment for the intended exclusion.
III - support activities connected to the promotion and encouragement of the national industry of materials and equipment for the electric energy sector through the performance of CEPEL - Electrical Energy Study and Research Center;	~~III - support activities connected to the promotion and encouragement of the national industry of materials and equipment for the electric energy sector through the performance of CEPEL - Electrical Energy Study and Research Center;~~

To be excluded

The underlying understanding is that the provisions in the head provision of Article 5 would already cover said activities connected to public interest, thus breaking them down would not be needed.

Agreed by SEST

Without legal impediment for the intended exclusion.
IV - execute programs, projects and activities to encourage and guide consumers aiming at the efficient energy use;	~~IV - execute programs, projects and activities to encourage and guide consumers aiming at the efficient energy use;~~

To be excluded

The underlying understanding is that the provisions in the head provision of Article 5 would already cover said activities connected to public interest, thus breaking them down would not be needed.

Agreed by SEST

Without legal impediment for the intended exclusion.
V – draft and disclose the Code of Ethics and Conduct of Eletrobras Companies in accordance with company principles and values and with current laws;	~~V – draft and disclose the Code of Ethics and Conduct of Eletrobras Companies in accordance with company principles and values and with current laws;~~	To be excluded Relocation of adjusted provision in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). Agreed by SEST	Without legal impediment for the intended exclusion.
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VI - observe and respect the Compliance Program of Eletrobras Companies;	~~VI - observe and respect the Compliance Program of Eletrobras Companies;~~	To be excluded Relocation of adjusted provision in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). Agreed by SEST	Without legal impediment for the intended exclusion.
VII – observe and have its subsidiaries observe transparency requirements set forth in current laws; and	~~VII – observe and have its subsidiaries observe transparency requirements set forth in current laws; and~~	To be excluded Relocation of adjusted provision in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). Agreed by SEST	Without legal impediment for the intended exclusion.
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VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the US Foreign Corrupt Practices Act of 1977, 15 USC §78-dd- 1, et seq., as amended) and its subsequent amendments, hereinafter referred to as FCPA, and Law 12.846/2013, as well as any applicable anti-bribery and anti-corruption legislation, or any other legislation, rule or regulation of similar purpose and effect, refrain from engaging in any conduct that may be prohibited to persons subject to the FCPA and the Brazilian anti-corruption legislation.	~~VIII - act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies and the US Foreign Corrupt Practices Act of 1977, 15 USC §78-dd- 1, et seq., as amended) and its subsequent amendments, hereinafter referred to as FCPA, and Law 12.846/2013, as well as any applicable anti-bribery and anti-corruption legislation, or any other legislation, rule or regulation of similar purpose and effect, refrain from engaging in any conduct that may be prohibited to persons subject to the FCPA and the Brazilian anti-corruption legislation.~~	To be excluded Relocation of adjusted provision in the Articles of Incorporation (Article 6, Sole Paragraph, and its Items). Agreed by SEST	Without legal impediment for the intended exclusion.

Suggestion of inclusion of the provision below, as a result of the exclusions of the Items of previous Article:

9“Article X - The obligations and responsibilities to be undertaken by Eletrobras to fulfill the public interest underlying its creation are described in the applicable laws, especially Laws 3890-A/61, 10438/2002, and 9991/2000.”

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Article 6. Eletrobras shall take applicable measures for its administrators, agents, employees or anyone else acting in its behalf, as well as of its subsidiaries, administrators, agents, employees and anyone else acting in their behalf proceed in accordance with the provisions of the Code of Ethics and Conduct of Eletrobras Companies, FCPA and Brazilian anticorruption laws.

	Article 6. Eletrobras shall take all appropriate measures so that its managers, agents, employees, and any other persons acting on its behalf, as well as its controlled companies, managers, agents, employees, and any other persons acting on their behalf, conduct operations in keeping with the provisions of the Eletrobras Companies’ Code of Ethical Conduct and Integrity, the United States Foreign Corrupt Practices Act of 1977, 15 USC §78-dd-1, et seq., as amended, and its subsequent amendments, hereinafter referred to as FCPA, as well as the Brazilian anti-corruption laws.	Adjustment The name of Code of Ethical Conduct and Integrity was updated. The full name of FCPA was included. Its abbreviated version was used in the sole paragraph, Item IV. Agreed by SEST	Change without a legal nature.
Without correlation	Sole Paragraph: Eletrobras shall guide the conduct of its business, investments, and interactions with stakeholders by the following precepts and guidelines:	Inclusion Agreed by SEST	Without legal impediment for the intended change.
Without correlation	I – sustainable development based on the best social, environmental, and corporate governance practices in its operations and business opportunities, considering its impacts on the environment, society, and the governance system;	Relocation of former Article 5, II, with adjusted wording. Agreed by SEST	Change without a legal nature.
Without correlation	II - compliance with the Eletrobras companies’ Compliance Program;	Relocation of former Article 5, VI, with simplification of wording. Agreed by SEST	Change without a legal nature.
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Without correlation	III – ensuring the compliance of its corporate governance system, including by means of its subsidiaries, with the principles of transparency, equity, accountability, and corporate responsibility; and	Relocation of former Article 5, VII, with improvement of wording. Agreed by SEST	Change without a legal nature.
Without correlation	IV - performance in full compliance with the Eletrobras Companies’ Code of Ethical Conduct and Integrity, FCPA, Law No. 12846/2013, and any other anti-bribery and anti-corruption laws, as well as any other laws, rules, or regulations of similar purpose and effect applicable to the Company, refraining from practicing any conduct precluded by said regulations.	Relocation of former Article 5, VIII, with updating of wording. Agreed by SEST	Change without a legal nature.
Without correlation	VI – compliance with the precepts and rules defined in the voluntary self-regulation instruments to which the Company adheres by decision of its Board of Directors.	Inclusion Reinforcement of the Company’s message about the migration trend towards the self-regulation process, especially to the best environmental, social, and governance practices. Agreed by SEST	Without legal impediment for the intended change.
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CHAPTER III Capital Stock, Shares, and Shareholders	Without change	Agreed by SEST
Article 7º. The capital is BRL 39,057,271,546.52 (Thirty-Nine Billion, Fifty-Seven Million, Two Hundred Seventy-One Thousand, Five Hundred Forty-Six Brazilian Reais and Fifty-Two Cents), divided into 1,288,842,596 (One Billion, Two Hundred Eighty-Eight Million, Eight Hundred Forty-Two Thousand and Five Hundred Ninety-Six common shares, 146,920 (One Hundred Forty-Six Thousand, Nine Hundred and Twenty) class “A” preferred shares, and 279,941,394 (Two Hundred Seventy-Nine Million, Nine Hundred Forty-One Thousand, Three Hundred and Ninety-Four) class “B” preferred shares, all without par value.	Without change	Agreed by SEST
Article 8º. Eletrobras’ shares shall be:	Without change	Agreed by SEST
I - common, registered voting shares; and	Without change	Agreed by SEST
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II - preferred, registered shares without right to vote in Shareholders’ Meetings.	Without change	Agreed by SEST
Paragraph 1 - The shares of both types may be kept in deposit accounts in the name of the respective holders, under the book-entry regime, without the issuance of certificates, in a financial institution hired for such purpose.	Without change	Agreed by SEST
Paragraph 2 - Whenever there is share ownership transfer, the depositary financial institution may charge from the selling shareholder the cost for handling such transfer, subject to the maximum limits, set by CVM (Brazilian Securities and Exchange Commission).	Without change	Agreed by SEST
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Article 9º. Preferred shares may not be converted into common shares and shall be prioritized in capital reimbursement and in distribution of dividends.	Without change	Agreed by SEST
Paragraph 1 - Class “A” preferred shares, which refer to those subscribed until June 23, 1969, as well as the ones resulting from related bonus, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of eight percent per annum on the equity pertaining to that category and class of shares, to be equally apportioned among them.	Without change	Agreed by SEST
Paragraph 2 - Class “B” preferred shares, which refer to those subscribed until June 23, 1969, shall have preemptive right in distributions of dividends, given that such dividends shall be applied at the rate of six percent per annum on the equity pertaining to that category and class of shares, to be equally apportioned among them.	Without change	Agreed by SEST
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Paragraph 3 - The preferred shares shall also participate, under equal conditions, with the common shares in the distribution of dividends, after which the lower of the minimum dividends provided in Paragraphs 1 and 2 above shall be guaranteed, subject to the provisions under Paragraph 4.	Without change	Agreed by SEST
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Paragraph 4 - Preferred shares shall be entitled to receiving dividends, which shall be apportioned per share, at least ten percent higher than the dividend paid to each common share.	Without change	Agreed by SEST

Suggestion to evaluate the interest in establishing in the Articles of Incorporation the breaching period that entitles to the voting rights of the preferred shareholders, as provided for in Article 111[43] Paragraph 1 of Law No. 6404/76.

It is worth mentioning that the inclusion of such provision in the Articles of Incorporation would avoid the application of the majority interpretation of the opinion of jurists in the sense that, in the omission of the Articles of Incorporation, the shareholders holding preferred shares shall have the right to vote when declaring the non-payment of dividends by the company.

Furthermore, this change would not lead to the possibility of exercising the dissenter’s right provided for in Articles 136, Item II along with 137 of Law No. 6404/76[44], as there should be no change of the characteristics of preferred share.

In this sense, it is worth assessing the appropriateness of attributing this voting right to the holder of preferred shares in the act of declaring non-payment of dividends, or in the interval between this hypothesis and, at most, 3 consecutive years.

Article 10. The capital increases of Eletrobras shall be carried out through public or private subscription and incorporation of reserves, capitalizing the resources through the modalities allowed by law.	Without change	Agreed by SEST
Paragraph 1 - In capital increases, preemptive right shall be warranted to all Eletrobras’ shareholders, proportionally to their shareholding interest. The Federal Government shall subscribe, in common shares, a quantity enough to guarantee a minimum of fifty percent plus one share of the voting capital.	Without change	Agreed by SEST
Paragraph 2 - Eletrobras may increase capital by subscribing or converting securities or credits into shares, up to a limit of 2/3 of preferred shares relating to the total shares issued.	Without change	Agreed by SEST

[43] “Article 111. The Articles of Incorporation may fail to grant the preferred shares some of the rights recognized to the ordinary shares, including voting rights, or grant it with restrictions, subject to the provisions under Article 109.

Paragraph 1 - Preferred shares without entitled to voting shall acquire the right to exercise such right if the company, over the period established in the Articles of Incorporation, does not exceed three (3) consecutive years, fails to pay the set or minimum dividends to which they are entitled, and such right shall be maintained until payment, if such dividends are not cumulative, or until the cumulative arrears are paid.”

[44] “Article 136. The approval of shareholders representing at least half of the voting shares is required if a higher quorum is not provided for in the company’s Articles of Incorporation, in the case that their shares are not listed on stock exchange or over-the-counter market, for a deliberation on:

(...)

II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;

(...)

Article 137. The approval of the matters provided for in Items I to VI and IX of Article 136 warrants the dissenting shareholder the right to exit from the company upon reimbursement of the amount of its shares (Article 45), in keeping with the following rules:”

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Article 11. The payment of the shares shall comply with the rules and conditions established by the Board of Directors.	Without change	Agreed by SEST
Sole Paragraph. The shareholder that does not make its payment in keeping with the rules and conditions referred to in this Article shall be put in default by operation of law, with the impositon of inflation adjustment, interest of twelve percent per annum, and a penalty of ten percent on the amount of the installment overdue.	Without change	Agreed by SEST
Article 12. Eletrobras may issue multiple share titles.	Without change	Agreed by SEST	The provision for multiple securities has no practical application for book-entry shares such as those of Eletrobras. Therefore, recommendation is to delete the provision.
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Paragraph 1 - The groupings or splits shall be made at the shareholder’s request, at the expense of the replacement of the securities, which may not exceed the cost.	Without change	Agreed by SEST

The current wording may lead to the understanding that groupings and splits can only be made at the request of the shareholder, which is wrong. In point of fact, they are operations carried out in the interest of the company, by means of a meeting decision. It should be noted that Article 43, Paragraph 4 of Law No. 6404/1976 allows shareholders, at their expense, to request the “grouped” or “split” share deposit certificate.

Exclusion is suggested.

Paragraph 2 - The services of conversion, transfer and split of shares may be temporarily suspended, abiding by the standards and limitations established in the applicable laws.	Without change	Agreed by SEST	Exclusion is suggested.
Article 13. Eletrobras may issue government backed non-convertible bonds, and debentures.	Without change	Agreed by SEST
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Article 14. Eletrobras, by resolution of the Board of Directors, may purchase its own shares to cancel or to hold them in treasury for subsequent sale, provided that up to the amount of the balance of profits and reserves, except for the legal reserve, subject to applicable legal and regulatory provisions.	Without change	Agreed by SEST
Article 15. The redemption of shares of one or more classes may be performed upon resolution of a Special Shareholders’ Meeting, regardless of approval by the Special Shareholders' Meeting of the types and classes impacted.	Without change	Agreed by SEST
CHAPTER IV Shareholders’ Meeting	Without change
Article 16. The Shareholders’ Meeting shall be held within the first four months following the end of the accounting year, at a date and time previously set, to:	Without change	Agreed by SEST
I - review the managers’ accounts, and examine, discuss and vote on financial statements;	Without change	Agreed by SEST
II - resolve on the allocation of the net profit for the year and the distribution of dividends; and	Without change	Agreed by SEST
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III - to elect and remove the members of the Board of Directors and those of the Fiscal Board, and set the remuneration of the administrators and of the Fiscal Board, when applicable, observing the applicable laws.

	III - elect and remove the members of the Board of Directors and those of the Fiscal Board, and set the remuneration of the managers, Fiscal Board members, members of the Audit and Risk Committee and of the external members of the other Committees under the Articles of Incorporation, in compliance with the applicable laws.	Adjustment to provide for the possibility of compensating an external member of the People Committee, according to the SEST template. Agreed by SEST

Do external members only include members who are not directors or do they include members who are not connected to the company?

Article 21 Paragraph 3 of Decree No. 8945/16[45] brings a list of people who can be members of the Eligibility Committee.

By reading the provision, two possible interpretations can be made.

The first would be in the sense that Article 21 Paragraph 3 of ecree No. 8945/2016, when listing people who may be members of the Eligibility Committee, it does not allow it to be composed of people without connection to the company, in particular, by prohibiting compensation for the members of said Committee.

However, taking into account that the Committee, according to the Standard Articles of Incorporation of SEST, does not have its assignments pertaining only to the analysis of the eligibility requirements, but also handles issues relating to people, in this case, understanding that the People, Eligibility, Succession and Compensation Committee could comprise a member without connection to the company would be possible, who would be compemsated for the performance of the position, not conflicting with the provisions under Article 21 Paragraph 3 of Decree No. 8945/2016, since this provision is specific to the Eligibility Committee.

Considering that DCAG informs that SEST is in agreement with the amendment, there would be no legal impediment for the company to adopt the second interpretation and provide for the possibility of a member not connected to the company to be part of the People, Eligibility, Succession and Compensation Committee and be paid for the performance of the position.

Without correlation	Sole Paragraph: The Board of Directors, by means of its Chairman, shall make recommendations of a non-binding nature, for the election of new members for this collective body, considering the advisable professional profile and background, based on the results of the performance appraisal, referral policy guidelines, and succession plan.	Inclusion of provision under item 3.2 of SEST’s template. SEST’s Suggestion – “shall make”	To whom the recommendations shall be addressed? To the Federal Government, to minority and preferred shareholders? Recommendation to make the wording clearer.

[45] "Art. 21. The state-owned company shall create an eligibility committee set forth in the Articles of Incorporation with the following jurisdictions:

(...)

Paragraph 3 - The eligibility committee set forth in the Articles of Incorporation may be formed by members of other committees, preferably from the audit one, by employees or Directors, in keeping with the provisions in Articles 156 and 165 of Law No. 6404 of 1976, without additional compensation.” (emphasis added)

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Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:

Article 17. In addition to the issues provided for in Law No. 6.404, dated December 15, 1976, and in other statutes and enactments, the Shareholders’ Meeting shall meet, in physical or remote meetings, or else partially remote ones, pursuant to the applicable laws, especially to deliberate on the following issues:

Conforming the wording of Law No. 14030/20 and to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020.

SEST’s Suggestion

Comments of the Governance Secretariat:

Article 17: ask SEST not to expressly refer to Decree No. 1091 (refer to 6404/76 and in other legal acts and enactments). If Decree 1091 is revised by another decree, we shall have an outdated Articles of Incorporation. The financial and operational cost of holding a meeting is very high.

With regard to the shareholders’ meeting jurisdictions set forth in Article 1 of Decree No. 1091/1994, they should be maintained in the Articles of Incorporation owing to the provisions under Article 4[46] of said Decree.

In this sense, reproducing the wordings in said Article 1 is advisable, in order to prevent an extensive interpretation of the reach of the regulation.

I - disposal, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;	~~I - disposal, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;~~

To be excluded

Assignment provided for in Article 1, Item I, of Decree No. 1091/94. The underlying understanding is that there is no need to copy ipsis litteris the legal and regulatory assignments that are not subject to express delegation.

Agreed by SEST

With regard to the shareholders’ meeting jurisdictions set forth in Article 1 of Decree No. 1091/1994, they should be maintained in the Articles of Incorporation owing to the provisions under Article 4 of said Decree.

Changing controlled companies for subsidiaries is recommended.

[46] “Article 4 - The entities referred to in the head provision of Article 1, until April 30, 1994, shall hold a shareholders’ meeting aiming to amend the Articles of Incorporation, in order to include, in the jurisdiction of the shareholders’ meeting, the matters provided for in Article 1.”

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II - change of the capital stock;	Renumbering	Agreed by SEST	Change without a legal nature.
III - waiver of subscription rights in shares or convertible debentures of controlled companies;	~~III - waiver of subscription rights in shares or convertible debentures of controlled companies;~~

To be excluded

Assignment provided for in Article 1, Item I, of Decree No. 1091/94. The underlying understanding is that there is no need to copy ipsis litteris the legal and regulatory assignments that are not subject to express delegation.

Agreed by SEST

With regard to the shareholders’ meeting jurisdictions set forth in Article 1 of Decree No. 1091/1994, they should be maintained in the Articles of Incorporation owing to the provisions under Article 4 of said Decree.

IV - issuance of debentures convertible into shares or their sale, if in treasury;	Renumbering	Agreed by SEST	Change without a legal nature.
V - sale of proprietary convertible debentures issued by controlled companies;	Renumbering	Agreed by SEST	Change without a legal nature.
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VI - issuance of any other bonds or securities, domestically or abroad;	~~VI - issuance of any other bonds or securities, domestically or abroad;~~

To be excluded

Assignment provided for in Article 1, Item I, of Decree No. 1091/94. The underlying understanding is that there is no need to copy ipsis litteris the legal and regulatory assignments that are not subject to express delegation.

Agreed by SEST

With regard to the shareholders’ meeting jurisdictions set forth in Article 1 of Decree No. 1091/1994, they should be maintained in the Articles of Incorporation owing to the provisions under Article 4 of said Decree.

VII - spin-off, consolidation, corporate merger, dissolution and liquidation of the company;	~~VII - spin-off, consolidation, corporate merger, dissolution and liquidation of the company;~~

To be excluded

Assignment provided for in Article 122, Item VIII of Law No. 6404/76. The underlying understanding is that there is no need to copy ipsis litteris the legal and regulatory assignments that are not subject to express delegation.

Agreed by SEST

This jurisdiction is also provided for under Article 1, Item II of Decree No. 1091/1994. Therefore, it should be maintained in the Articles of Incorporation owing to the provisions under Article 4 of said Decree.

Therefore, the following wording is recommended:

“VII - operation of spin-off, consolidation or merger of the company;”

As for the liquidation, it is the particular jurisdiction of the shareholders’ meeting, under the terms of Article 122, VIII of Law No. 6404/1976 and does not appear in the Decree above. Thus, there is no legal impediment to the proposed exclusion.

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VIII - exchange of shares or other securities;	~~VIII - exchange of shares or other securities;~~

To be excluded

Assignment provided for in Article 1, Item III, of Decree No. 1091/94. The underlying understanding is that there is no need to copy ipsis litteris the legal and regulatory assignments that are not subject to express delegation.

Agreed by SEST

With regard to the shareholders’ meeting jurisdictions set forth in Article 1 of Decree No. 1091/1994, they should be maintained in the Articles of Incorporation owing to the provisions under Article 4 of said Decree.

In this sense, reproducing the wordings in said Article 1 is advisable, in order to prevent an extensive interpretation of the reach of the regulation.

Suggestion of wording.

“VIII - exchange of shares or other securities issued by the company;”

IX - redemption of shares of one or more classes, regardless of approval at a Special Shareholders' Meeting of the types and classes impacted;	Renumbered	Agreed by SEST	Change without a legal nature.
X – reformulation of the Articles of Incorporation;	~~X – reformulation of the Articles of Incorporation;~~

To be excluded

Assignment provided for in Article 122, Item I of Law No. 6404/76. The underlying understanding is that there is no need to copy ipsis litteris the legal and regulatory assignments that are not subject to express delegation.

Agreed by SEST

Eletrobras’ submission to legal regulations is mandatory. Therefore, the reproduction of the provisions under said laws in the Articles of Incorporation is optional.
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XI - authorize the company to file a civil liability action against the administrators for the damages caused to its property;	~~XI - authorize the company to file a civil liability action against the administrators for the damages caused to its property;~~

To be excluded

Assignment provided for in Article 159 of Law No. 6404/76. The underlying understanding is that there is no need to copy ipsis litteris the legal and regulatory assignments that are not subject to express delegation.

Agreed by SEST

Eletrobras’ submission to legal regulations is mandatory. Therefore, the reproduction of the provisions under said laws in the Articles of Incorporation is optional.
XII - elect and remove liquidators at any time, and judge their accounts; and	~~XII - elect and remove liquidators at any time, and judge their accounts; and~~

To be excluded

Assignment provided for in Article 122, Item VIII of Law No. 6404/76. The underlying understanding is that there is no need to copy ipsis litteris the legal and regulatory assignments that are not subject to express delegation.

Agreed by SEST

Eletrobras’ submission to legal regulations is mandatory. Therefore, the reproduction of the provisions under said laws in the Articles of Incorporation is optional.
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XIII – valuate the assets contributed by the shareholder for formation of capital stock.	~~XIII – valuate the assets contributed by the shareholder for formation of capital stock.~~

To be excluded

This is about the legal assignment provided for in Article 122, Item VI of Law No. 6404/76. CAE understands that there is no need to copy ipsis litteris the legal assignments that are not subject to express delegation, as the head provision of Article 17 of the Articles of Incorporation begins with “in addition to the cases provided for by law”. Otherwise, there would be redundancy.

Agreed by SEST

Eletrobras’ submission to legal regulations is mandatory. Therefore, the reproduction of the provisions under said laws in the Articles of Incorporation is optional.
Without correlation	V – approval of the execution of Indemnity Agreements by the company.	Legal department’s suggestion of wording. Agreed by SEST	Suggestion of grounding on the instructions in CVM’s Guidance Opinion No. 38.[47]

[47] "4. Terms and Conditions of Contract

The risks of conflict of interest and the impact that the indemnity contracts may have on the company’s equity impose on the company’s management a duty to ensure that the terms and conditions proposed in the indemnity contract are properly disclosed, so that shareholders can evaluate the possible equity consequences for the company, and, as the case may be, take the measures they deem appropriate in this regard.

In this regard, CVM considers that the involvement of shareholders in the decision on the execution of indemnity contracts - by means, for instance, of the inclusion of a provision in the Articles of Incorporation that authorizes the company to indemnify its managers or the submission of the general terms and conditions of the draft contract to the shareholders’ meeting - has the potential to mitigate the concerns mentioned in the previous paragraph.”

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Paragraph 1 - The minimum period between the first notice of meeting and the date of the Meeting shall be fifteen days and the second call, eight days.	~~Paragraph 1 - The minimum period between the first notice of meeting and the date of the Meeting shall be fifteen days and the second call, eight days.~~

To be excluded

Committees suggest excluding the Company from not being bound by a specific term that may be considered inapplicable in the future. It is understood that there are normative provisions that govern the theme, and it is unnecessary to expressly refer to it in the Articles of Incorporation.

Agreed by SEST

The term established in this Paragraph 1 is of legal nature (Article 124, Paragraph 1, Item II of Law No. 6404/76). As a result of Eletrobras having its shares listed on the NYSE, a minimum term of 30 days between the first notice of meeting and the date of the Meeting is applied.

It is worth remembering that a minimum term shorter than the provisions of Article 124, Paragraph 1, Item II of Law No. 6404/76) shall only be accepted if there is express legal change.

Thus, since it is a subject regulated by law, reproduction in the Articles of Incorporation is optional.

Paragraph 2 - The Shareholders’ Meeting may only decide on the agenda issues stated in the respective notice of meeting. Approval of business under generic heading is not allowed.	Renumbering	Agreed by SEST	Change without a legal nature.
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Paragraph 3 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, its decree normative regulations that govern the authority level in keeping with the company’s authority level policy;except for those that require a special quorum, with the vote of each shareholder’s representative being proportional to its shareholding in the company’s capital.

Paragraph2 - The resolutions of the Shareholders’ Meeting shall be taken by majority vote, except for those that require a special quorum, with the vote of each shareholder’s ~~representative~~ being proportional to its shareholding in the company’s capital.

Adjustment of wording. The shareholder base is not formed only by a representative. Agreed by SEST

Recommendation to exclude the referrence to the representative, since the vote cast by the representative is the vote of the shareholder himself.

Therefore, the referrence to the shareholder is sufficient.

Paragraph 4 - The resolutions of the Shareholders’ Meeting shall be recorded in the minutes book, and may be taken in summary form.	Renumbering	Agreed by SEST	Change without a legal nature.
Paragraph 5 - The explanations of vote may be recorded, at will of the shareholder’s representative.	Paragraph 4 - The explanations of vote may be recorded, at will of the shareholder or its representative.	Adjustment of wording. Agreed by SEST	Change without a legal nature.
Paragraph 6 - Abstention from voting, when it happens, shall be included in the minutes and in the document of disclosure of the Meeting.	Renumbering	Agreed by SEST	Change without a legal nature.
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Paragraph 7 - The competence to decide on the invitation to the Shareholders’ Meeting is incumbent upon the Board of Directors. In the cases provided for by law, this competence is also incumbent upon the Audit Committee and the shareholders.

Exclusion

Exclusion.

This is about the legal assignment provided for in Article 142, Item IV and in Article 164, Item V of Law No. 6404/76. CAE understands that there is no need to copy ipsis litteris the legal assignments that are not subject to express delegation.

Agreed by SEST

Eletrobras’ submission to legal regulations is mandatory. Therefore, the reproduction of the provisions under said laws in the Articles of Incorporation is optional.
Paragraph 8 -The board that will direct the work of the General Meeting will be constituted by the President of Eletrobras, or his substitute, and by a secretary, chosen from among those present.	Paragraph 6 - The board that shall spearhead the works of the Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or by a substitute chosen by the said management body, ~~and by a secretary chosen by the attending shareholders,~~ who shall appoint the secretary.	Adjustment of wording. The manager who will chair the meeting, in keeping with good governance practices. SEST’s Suggestion

We did not see any impediment in the choice, although it is not usually treated as the jurisdiction of the Chairman of the Board, as a rule, related to the conduct of the Collective Body Meetings and liaison with other instances of governance of the company.

Article 18. The notice of meeting shall condition the attendance of the shareholder in the Shareholders’ Meeting to complying with the requirements established by law for such purpose.	Without change	Agreed by SEST
Article 19. The shareholder may be represented by an attorney-in-fact at the Shareholders’ Meetings, under the terms of Article 126, Paragraph 1 of Law 6.404, of 1976.	Without change	Agreed by SEST
246

Paragraph 1 - The documents evidencing the condition of shareholder and its representation should be delivered at Eletrobras’ offices, according to the call notice, within 72 (seventy-two) hours before the Shareholders’ Meeting.	Paragraph 1 - The documents evidencing the condition of shareholder and its representation should be delivered ~~at Eletrobras’ offices,~~ according to the notice of meeting, ~~within 72 (seventy-two) hours before the Shareholders’ Meeting~~.	Conforming the wording to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020, given the possibility of digital meeting. Agreed by SEST	Without legal impediment for the intended change.
Paragraph 2 - The shareholders who attend it, presenting the required documentation, shall participate in the Special Shareholders’ Meeting.	Paragraph 2 - The shareholders who ~~attend it, presenting the required documentation, meeting the requirements stated in the notice of meeting~~ shall participate in the Special Shareholders’ Meeting.	Conforming the wording to CVM Instruction No. 481, as amended by CVM Instruction No. 622, dated April 17, 2020, given the possibility of digital meeting. Agreed by SEST	Without legal impediment for the intended change.
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Paragraph 3 - The certification of the signature in the power of attorney granted by shareholders not residing in Brazil and by holder of ~~depositary receipts~~ BDR (Brazilian Depositary Receipts) is waived, and the proxy instrument shall be filed at the principal place of business of Eletrobras Seventy-Two Hours in advance of the day scheduled for the Shareholders’ Meeting.	Without change	Agreed by SEST	Minor suggestion of wording.
Paragraph 4 - The representation of the Federal Government at Eletrobras’ Shareholders’ Meetings shall be performed in keeping with specific federal laws.	Without change	Agreed by SEST
Paragraph 5 - Eletrobras shall facilitate participation and remote voting according to the Instruction of CVM – Securities and Exchange Commission.	Without change	Agreed by SEST
CHAPTER V Management	Without change	Agreed by SEST
Article 20. The Management of Eletrobras, under the terms of these Articles of Incorporation and the applicable laws, is the responsibility of the Board of Directors and the Executive Board.	Without change	Agreed by SEST
248

Article 21. Only Brazilian natural persons shall take up positions in the Management of Eletrobras, provided that Executive Board members shall reside in Brazil, and the management guarantee provided for in the applicable laws may be required for any managerial position.	Without change	Agreed by SEST
Paragraph 1 - The minutes of a Shareholders’ Meeting or Board of Directors’ Meeting that respectively elects directors and officers for the company shall state the qualification of each of the members elected and their term of office, and when the law requires certain requirements for investiture in a management position at Eletrobras, only the person that produces evidence of such requirements shall be elected and take office, with a certified copy being filed at the company’s principal place of business.	Without change	Agreed by SEST
249

Paragraph 2 - The requirements shall be evidenced by documents, using, for such purpose, any information stated in the standard form approved by the Secretariat of Coordination and Governance of State-Owned Companies.	Without change	Agreed by SEST

Article 22. The investiture in a management position at Eletrobras shall abide by the conditions imposed by the applicable laws, as well as those provided for in the Appointment Policy of Eletrobras companies.

	Article 22. The investiture in Eletrobras management position shall abide by the conditions imposed by the applicable laws, as well as those provided for in internal regulations established by Eletrobras.	Adjustment to conform the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies. Agreed by SEST	Change without a legal nature.
Paragraph 1 - Whenever the Appointment Policy intends to impose additional requirements to those contained in the applicable laws to Members of the Board of Directors of Eletrobr5as, such requirements shall be forwarded to the Shareholders’ Meeting to be decided by the shareholders.	Paragraph 1 - Whenever the internal regulations established by Eletrobras intend to impose additional requirements to those provided for in the applicable laws for Eletrobras’ Directors, such requirements shall be forwarded to the Shareholders’ Meeting for deliberation.	Adjustment to conform the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies. Agreed by SEST	Change without a legal nature.
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Paragraph 2 - In addition to the conditions for investiture referred to in the head provision of this article, the person appointed for the position of officer, including the Chairman, shall have:	Without change	Agreed by SEST
I - professional background of at least 05 (five) years in activity or position directly connected to the main scope of the Board.	Without change	Agreed by SEST

Article 23. The manager is not allowed to deliberate on issues that conflict with his/her interests or concerning third party under his/her influence, pursuant to Article 156 of Law No. 6404 of 1976. In this case, such person should record the divergence and refrain from discussing the topic.

	Article 23. The manager is not allowed to deliberate on issues that conflict with his/her interests or concerning third party under his/her influence, pursuant to Article 156 of Law No. 6404 of 1976. ~~In this case, such person should record the divergence and refrain from discussing the topic.~~	Improvement of wording based on item 3.9 of SEST Articles of Incorporation template. Agreed by SEST	Without impediment, although the issue is exhaustively provided for under Law No. 6404/1976.
251

Without correlation	Paragraph 1 - The manager or Committee member who is in conflict to the subject to be discussed shall previously state his/her conflict of interest or private interest, withdrawing from the meeting, refraining from discussing the subject, and such abstention shall be recorded in the minutes.	Inclusion Improvement of wording based on item 3.9 of SEST Articles of Incorporation template. Agreed by SEST	Without impediment, although the issue is exhaustively provided for under Law No. 6404/1976, and could be better addressed in the Collective Board’s Bylaws, as it stands as a procedural matter.
Without correlation	Paragraph 2 - Any manager or Committee member may report the conflict of a peer, if he/she is aware of it, and the collective body Shall deliberate on the conflict in accordance with its Rules and applicable laws.	Inclusion Improvement of wording based on item 3.9 of SEST Articles of Incorporation template. Agreed by SEST	Without impediment, although the issue is exhaustively provided for under Law No. 6404/1976, and could be better addressed in the Collective Board’s Bylaws, as it stands as a procedural matter.
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Article 24. The directors and executive officers shall be invested in their positions by signing a term of office, signed by the Chairman and by the director or director in office, in the minutes book of the Board of Directors or in the Board of Executive Officers, as the case may be.

Article 24. Directors, officers and members of committees under the Articles of Incorporation shall be vested in their positions upon signing a specific oath of office specific within a maximum period of up to 30 days, counted from the election or nomination, made available by the Company, which will include the subject of the investee to the Code of Ethical Conduct and Integrity of the Eletrobras Companies and to the other internal regulations issued by the Company.

Adjustment of wording.

The oath oath of office is a unilateral statement of the person elected for the position that makes his election effective. Thus, it seems that there is no benefit in the complex procedure of requiring chairmen to also sign the oath of office.

There is still no legal obligation for this double signature, and it is also not the practice of other publicly-held companies.

The oath of office shall be in keeping with the template disclosed by the Company.

Minor adjustment also for the subjection to the internal regulations to appear in another document that is not necessarily the oath of office.

SEST’s Suggestion

Without legal impediment.
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Paragraph 1 - In the event that the CEO of Eletrobras is vested, the Minister of State to which Eletrobras is attached shall also sign the term of office.	~~Paragraph 1 - In the event that the CEO of Eletrobras is vested, the Minister of State to which Eletrobras is attached shall also sign the term of office.~~	To be excluded No legal source was found that required this procedure. The reduction of bureaucracy line set by the Board of Directors is thus being followed. Agreed by SEST

The investiture is completed with the signing of the oath of office, which states acceptance of the position, thus standing as a unilateral and very personal act of the elected.

In this regard, although this requirement is provided for in Article 20, Paragraph 1 of Decree No. 4559/2002[48] Article 149 of Law No. 6404/76 only provides for the signature of the elected member.

Attention should be drawn to the fact that the previous wording of Article 5 of Law No. 3,890-A required that the amendments to Eletrobras’ Articles of Incorporation be approved by Presidential Decree. However, in its current wording, it only refers to Law No. 6404/1976. Therefore, there is no legal impediment for the intended change.

Paragraph 2 - If the term is not signed in the thirty days following the election, it will become ineffective, unless justified by the administration agency for which it was elected.	Renumbering	Agreed by SEST	Change without a legal nature.

[48] “Article 20.  (...)

Paragraph 1 - In the event that the CEO of ELETROBRAS is vested, the Minister of State to which ELETROBRAS is attached shall also sign the oath of office."

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Paragraph 3 - Under penalty of nullity, the oath of office shall provide for at least one domicile in which the manager shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of his/her management, which shall be considered fulfilled by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.

	Paragraph 2 -Under penalty of nullity, the oath of office shall provide for at least one domicile in which the manager or external member of committee under the Articles of Incorporation shall receive service of process and subpoenas in administrative and judicial procedures pertaining to acts of his/her management and/or assignment, which shall be considered fulfilled by delivery to the address indicated, provided that such address may only be changed by means of written communication to Eletrobras.	Renumbering Further adjustments to conform to the situation of the external member of the committee under the Articles of Incorporation who receives specific compensation. Agreed by SEST	About the possibility of persons not connected to the company to participate in the People, Eligibility, Succession and Compensation Committee, and receive compensation for performance in their office, we refer to the comments made under Article 16, Item III.
Paragraph 4 - The installation of the members of the Board of Directors and Executive Board is conditioned to the prior signature of the Managers’ Statement of Consent, pursuant to the provisions of the Level 1 Regulation, as well as in keeping with applicable legal requirements.	Renumbering	Agreed by SEST	Change without a legal nature.
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Article 25. Each member of the administrative body shall, before entering the exercise of the functions and upon leaving office, submit a annual statement of assets to the company, to the Public Ethics Committee of the Presidency of the Republic - CEP/PR and to the Federal Audit Court.

Article 25. Before starting to perform his/her assignments, each member of the management bodies shall present to the Company, which shall ensure legal confidentiality, an authorization to access DIRPF (Annual Individual Income Tax Adjustment Statements), and any amendments, submitted to RFB (the Brazilian Federal Revenue Service), using the form provided by the Federal Accounting Court.

Adjustment to cover TCU Normative Instruction No. 87/2020, which requires that the form for access is provided by the invested public agent (a copy of the declaration itself is not acceptable), since TCU’s access to this annual statement of assets is made electronically by agreement executed with RFB and backed by the authorization form for access, and not through direct access to the statement kept in the company.

It is also understood that the scope of Law No. 6728/79 would be covered by Law No. 8730/93, the latter delegating to TCU the power to regulate, under the terms of said Normative Instruction.

SEST’s Suggestion

There is no legal impediment for the intended change. The inclusion of SEST in keeping with the provisions under Law No. 13709/18.
	Sole Paragraph: The officers shall also annually submit a DCI (Confidential Information Statement) to CEP/PR (the Public Ethics Committee of the Presidency of the Republic), pursuant to Law No. 6728/79 and Law No. 12813/13, Article 9, Item I.	Inclusion based on item 3.4 of SEST’s Articles of Incorporation template, only officers need to submit an annual statement of assets to CEP, which happens by means of confidential statement of information. This stems from CEP’s understanding of the need to analyze only the material of officers.	There is no legal impediment for the intended change.
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Article 26. The term of office of the members of the Board of Directors and Executive Board shall be extended until the actual investiture of the new members.	Without change	Agreed by SEST	Without impediment.
Paragraph 1 - The terms set forth in the head provision of Articles 32 and 42 shall include the previous terms of office, which happened less than 2 (two) years ago.	Without change	Agreed by SEST
Paragraph 2 - Once the maximum terms of office set forth in the head provision of Articles 32 and 42 have been reached, the return of the member of the Board of Directors or Board or Executive Officers may only happen after a period equivalent to one term of office has elapsed.	Without change	Agreed by SEST
Paragraph 3 - For the purposes of the head provision of Article 42, the reinstatement of an officer to serve on another board of Eletrobras is not taken into consideration.	Without change	Agreed by SEST
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Article 27. The administrators elected shall participate in the investiture and annually in specific training on corporate legislation and capital market, disclosure of information, internal control, code of conduct, Law 12.846/2013 and other themes related to Eletrobras’ activities.	Article 27. Elected managers as expected to participate, in the installation and annually, in specific training on the activities of the respective governance bodies and on subjects pertaining to Eletrobras’ business and activities, including the mandatory subjects set forth in relevant laws.	Improvement of wording to avoid mentioning specific training topics, which may become out of date in the event of a change in law or decree. Agreed by SEST	Without legal impediment for the intended change. This issue was addressed in opinion No. PRJE – 0169/2020, dated September 08, 2020, to which reference is hereby made.
Sole Paragraph. The administrator who fails to participate in any annual training offered by the company in the last two years may not be reinstated.	without change	Agreed by SEST
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Article 28. The Board of Directors and the Board of Executive Officers shall deliberate with the presence of a majority of its members and its resolutions shall be taken, respectively, by a majority of the attending directors or officers.

Article 28. The Board of Directors and the Executive Board shall deliberate upon attendance of majority members and its resolutions shall be taken, respectively, by the majority attending directors or officers, except for the events of qualified quorum established in these Articles of Incorporation and the applicable laws.

Improvement of wording, as there are cases of qualified quorum for deliberation.

SEST’s Suggestion for inclusing of new Paragraph 9 was covered in the head provision of Article 28 and Paragraph1 + Governance Secretariat

Within the scope of the Executive Board there is no provision for a qualified quorum in Law No. 6404/76, only for the Board of Directors (Article 140[49], Item IV of Law No. 6404/76, provided that the Articles of Incorporation state the matters.
Paragraph 1 Minutes shall be taken of each meeting, which shall be signed by all attending members.	Paragraph 1 - Minutes shall be drawn up for each meeting, which shall be clearly written and record the decisions taken, which may be drawn up in summary form, in addition to the attendees, dissenting votes and abstentions from voting, and signed by all members who attend physically, remotely, and electronically.	Adjustment to make it clear that remote and digital participation in meetings also stands as presence. Suggestion of SEST + Governance Secretariat	Considering that Article 121, Sole Paragraph of Law No. 6404/76[50] allows the shareholder to participate and vote from a distance at a shareholders’ meeting, and does not provide for legal impediment to the remote and digital participation of board directors in Board of Directors’ meetings.
Paragraph 2 The Board of Directors shall meet ordinarily once a month, and the Board of Executive Officers once a week.	Paragraph 2 - The Board of Directors shall ordinarily meet once a month, and the Executive Board, at least four times a month, pursuant to the respective Internal Regulations.	Adjustment to avoid possible weaknesses in SOX. Agreed by SEST	Without legal impediment for the intended change.

[49] “Article 140. The board of directors shall be composed of, at least, three (3) members, elected by the shareholders’ meeting and removable by it at any time, and the Articles of Incorporation shall establish:

(...)

IV - the rules on convening, installing and operating the board, which shall deliberate by a majority of votes, and the Articles of Incorporation may establish a qualified quorum for certain resolutions, provided that it specifies the matters.”

[50] “Article 121. The shareholders’ meeting, called and opened in accordance with the law and the Articles of Incorporation, has the power to decide on all business concerning the corporate purpose, and to take the resolutions it deems convenient for its defense and development.

Sole Paragraph. In publicly-held or private companies, the shareholder may remotely participate and vote at a shareholders’ meeting, in accordance with the regulations of the Securities and Exchange Commission (CVM) and of the competent authority of the Federal Executive Branch, respectively.

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Without correlation	Paragraph 3 - As a rule, the meetings of the Board of Directors and Executive Board shall be physical, and virtual meetings or the members’ participation by teleconference or videoconference shall be allowed on extraordinary basis.	SEST’s Suggestion	Considering that Article 121, Sole Paragraph of Law No. 6404/76 allows the shareholder to participate and vote from a distance at a shareholders’ meeting, and does not provide for legal impediment to the remote and digital participation of board directors in Board of Directors’ meetings.
Without correlation	Paragraph 4 - The agenda of the meeting and the respective documentation shall be distributed at least 5 business days in advance, except in the cases duly justified by the Company and accepted by the Collective Board.	SEST’s Suggestion	Change without a legal nature.
Paragraph 3 It is incumbent upon the respective Presidents, or most of the members of each body of the Eletrobras administration, to convene, on an extraordinary basis, the meetings of the Board of Directors and the Executive Board.	Renumbering	Agreed by SEST	Change without a legal nature.
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Paragraph 4 In the deliberations of the Board of Directors and resolutions of the Board of Executive Officers, the respective Presidents shall have, in addition to personal vote, the tiebreaker.	Renumbering	Agreed by SEST	Change without a legal nature.
Without correlation	Paragraph 7 - The meetings of Eletrobras’ management bodies and their advisory committees may take place in physical, remote, hybrid or exclusively digital/electronic forms, with due recording of the attendance of any member who participates in the meeting in any of the ways set forth in the Bylaws of the respective collective bodies.	CAE had made an remark about the opportunity to regulate digital meetings of management and advisory bodies. A proposal in this sense is forwarded. Agreed by SEST	Considering that Article 121, Sole Paragraph of Law No. 6404/76 allows the shareholder to participate and vote from a distance at a shareholders’ meeting, and does not provide for legal impediment to the remote and digital participation of the directors and Committee members in the respective meetings.
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	Paragraph 8 - In the event of a non-unanimous decision, the justification for the dissenting vote shall be recorded, at the discretion of the respective member, provided that the dissenting officer or director that states his/her dissent in the minutes of the meeting shall be exempted from responsibility, which shall also hold true in immediate and written notice to the Board of Directors or Executive Board.	SEST’s Suggestion	Non-inclusion is recommended because it is a reproduction of the provisions of Article 158[51], Paragraph 1 of Law No. 6404/76.
Article 29. The members of the Board of Directors and of the Executive Board shall respond, under the terms of the current laws, individually and severally liable, for the acts carried out and loss arising out for the company.	Without change	Agreed by SEST
Paragraph 1 Eletrobras shall ensure the members and former members of the Executive Board and of the Board of Directors and the Audit Committee the defense in judicial and administrative proceedings against them instituted by the practice of acts in the exercise of the position or function, provided that there is no incompatibility with the interests of the company.	Without change	Agreed by SEST

[51] “Article 158. The manager is not personally responsible for the obligations he incurs on behalf of the company and due to a regular management act; however, it has civil liability for the losses it causes, when he/she proceeds:

(...)

Paragraph 1 - The manager is not responsible for the unlawful acts of other managers, unless he connives with them, neglects to discover them or if, having knowledge of them, fails to act to prevent their practice. The dissenting manager who records his/her divergence in the minutes of the meeting of the management body or, if not possible, produced immediate and written notice to the management body, the fiscal board, if in operation, or to the shareholders’ meeting.”

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Paragraph 2 - The benefit provided for in the first paragraph of this article shall apply to the occupants and former occupants of trusteeship and other employees and former employees regularly vested with powers by delegation of the administrators.

Paragraph 2 - The benefit provided for in the first paragraph of this article applies:

I - to holders and former holders of a position of trust;

II - to other employees and former employees regularly vested with competence by delegation of the managers; and

III - to the representatives appointed by Eletrobras to be part of the governance bodies of its controlled companies, subsidiaries and associations wherein the company is a member, as well as of state-owned companies and private corporations, in which Eletrobras, controlled companies and subsidiaries hold interests.

		Inclusion of text as suggested by the Legal Department. Agreed by SEST	The suggested wording aims to adapt the Articles of Incorporation to include all beneficiaries included in the D&O Insurance policy arranged by Eletrobras until then in effect.
Paragraph 3 The form of the benefit mentioned will be defined by the Board of Directors, after Eletrobras' legal department.	Without change	Agreed by SEST
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Paragraph 4 Eletrobras may maintain, in the form and extent defined by the Board of Directors, observing, as appropriate, the provision of paragraph 1, permanent insurance contract in favor of the persons mentioned, to protect them from liability for acts or facts which may be judicially or administratively claimed.	Without change	Agreed by SEST
Paragraph 5 Should any of the aforementioned persons be convicted, with a final and unappeasable judicial decision, based on a violation of the law or the Company's Articles of Incorporation or due to a wrongful or intentional act, it shall reimburse Eletrobras all costs and expenses arising from the defense of Paragraphs 1 and 2, in addition to possible damages to the company's image.	Without change	Agreed by SEST
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Without correlation	Paragraph 6 - Eletrobras may enter into Indemnity Agreements with the persons set out in Paragraph 2 above, under the terms approved by the company’s Shareholders’ Meeting.	Inclusion of text as suggested by the Legal Department. Agreed by SEST	The suggested wording aims to allow the execution of an Indemnity Agreement between the company and all beneficiaries included in the D&O Insurance policy hired by Eletrobras by then, according to guidance from the managers under the scope of Work Group established to assess the topic.
Without correlation

Paragraph 7 - Managers and Fiscal Directors shall be entitled, in addition to former managers and former directors, ~~upon grounded request,~~ to be have knowledge of information and documents included in the company’s files or database, which are essential for administrative or judicial defense in actions filed by third party, relating to acts carried out during their terms of office.

		Conforming to item 3.10 of SEST Articles of Incorporation template. SEST’s Suggestion	Without legal impediment for the intended inclusion, since it is in keeping with the provisions under Article 7[52], Item III of Law No. 12527/11.

[52] “Article 7 Access to the information covered by this Law includes, among others, the rights to obtain:

(...)

III - information produced or held in custody by an individual or private entity resulting from any connection with their bodies or entities, even if that connection has already ceased;"

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	Paragraph 8 - In the event of the previous paragraph, former managers and former directors shall only have access to information and documents classified by the Company as confidential after execution of the non-disclosure agreement provided by the Company.	Complement to Paragraph 7 to ensure greater legal certainty. Agreed by SEST	Without legal impediment for the intended change.
Article 30. Eletrobras managers who create salary advantages without forecast or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the company based on the head provisions of article 29 of these Articles of Incorporation.	Without change	Agreed by SEST
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Article 31. The participation of the Director in Boards of Directors is limited to 05 (five), including Eletrobras’, subject to remuneration limits.

Article 31. Eletrobras’ employees and managers shall abide by the maximum limit of 2 (two) paid participations in Boards of Directors of Eletrobras’ subsidiaries, as well as other directly or indirectly investees, whether state-owned or private.

Adjustment of the wording cover recommendation of Committees.

Exclude the head provision to remove the restriction on the accumulation of a maximum of 5 boards of directors.

This limitation was initially due to the ISE B3 form, which previously expressly referred to the number of 5 board as a limit for accumulation.

Currently, the ISE questionnaire does not mention a specific quantity, but asks for a threshhold.

CEGS and CAE understand that the restriction is undue because there is no methodology capable of assessing the reasonableness of the number to be chosen.

On the other hand, CAE and CEGS believe that it is timely to have a limitation for compensation pertaining to the accumulation of positions in Eletrobras companies and their investees.

Agreed by SEST

Although the limit of participating in five boards at most has lost the self-regulatory reference and such limitation is subjective in character, not having any parameter may eventually overburden the director and, thus, impair the performance of his fiduciary duties.

In addition, as recommended by the IBGC Code of Best Corporate Governance Practices[53] “The board’s bylaws shall establish the maximum number of other boards, committees and/or executive positions that may be held by its directors, taking into account the complexity of the organization and the need for dedication to the position.”

It is also suggested to include the paragraph 3 below to make evident the CVM’s understanding that it is not valid for state-owned companies the possibility of exemption provided for in Article 147[54], Paragraph 3 of Law No. 6404/76, in view of the provisions under Article 17, Item V of Law No. 13303/16.

Suggestion of wording.

“Paragraph 1 - Paragraph 1 - The candidate appointed to be part of Eletrobras’ Board of Directors is expected to report to the company any other activities and positions, boards and committees in which he/she participates, especially the positions of board chairman, so that the shareholders’ meeting is able to evaluate his/her availability of time to exercise the position of director at Eletrobras.

Paragraph 2 - The accumulation of positions in boards cannot jeopardize the regular exercise of the fiduciary duties of manager in the companies in which he is appointed as a member of the Executive Board or Board of Directors.

[53] Código das Melhores Práticas de Governança Corporativa, 5.ed., Instituto Brasileiro de Governança Corporativa. - São Paulo, SP: IBGC, 2015, p. 48.

[54] “Article 147. When the law requires certain requirements for the investiture in a company management position, the shareholders’ meeting may only elect persons who have produced the necessary evidence, from which an authentic copy will be filed at the registered office.

(...)

Paragraph 3 The director should have a trustworthy reputation, and except when exempt by a shareholder’s meeting, there may not be election of those who:

I - hold positions in companies that may be considered competitors in the market, especially in advisory board, board of directors or fiscal boards; and

II - has conflict of interest with the company.

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Sole Paragraph. Remunerated participation of members of direct or indirect federal government in more than two (02) collegiate bodies of state-controlled company, including board of directors and audit committees is not permitted.	Exclusion.	Exclusion. This is a redundant provision under the Articles of Incorporation, as it reproduces Article 20 of Law No. 13303/16. Agreed by SEST	Eletrobras’ submission to legal regulations is mandatory. Therefore, the reproduction of the provisions under said laws in the Articles of Incorporation is optional.
CHAPTER VI Board of Directors	Without change	Agreed by SEST
Article 32. The Board of Directors shall comprise 11 (eleven) members, elected by Shareholders’ Meeting, which shall appoint the Chairman amongst them, with a unified management term of 02 (two) years. 03 (Three) reappointments shall be allowed at the most. It shall therefore be formed as follows:	Article 32. The Board of Directors shall comprise 11 (eleven) members, elected by Shareholders’ Meeting, ~~which shall appoint the Chairman amongst them,~~ with a unified management term of 02 (two) years. 03 (Three) reappointments shall be allowed at the most. It shall therefore be formed as follows:

Text conformance to clarify that the Chairman of the Board of Directors and his substitute shall be appointed by the Shareholders’ Meeting. SEST's Standard Articles of Incorporation.

Adjusted to thereunder provide for the election of the Chairman and the replacement by the Board of Directors, in keeping with item 4.2 of SEST’s Articles of Incorporation template.

I - seven directors appointed by the State Minister of Mines and Energy, two of which shall meet the conditions set forth in Article 25 of Law No. 13303/2016 and Article 39 of Decree No. 8945//2016;	Without change	Agreed by SEST
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II - a director appointed by the State Minister of Economy, in accordance with the applicable laws;	Without change	Agreed by SEST
III - one director elected by a separate vote at the Shareholders’ Meeting by minority holders of common shares issued by Eletrobras. The candidate shall meet the requirements set forth in Law No. 13303/2016;	Without change	Agreed by SEST
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IV - one director elected by a separate vote at the General Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, minus, for the purposes of this calculation, shares held by controlling shareholders. The candidate shall meet the requirements set forth in Law 13.303/2016; and

	Without change	Agreed by SEST

Minor suggestion of wording adjustment:

“IV – one director elected by a separate vote at the Shareholders’ Meeting, excluding the controlling shareholder, by the holders of preferred shares issued by Eletrobras, representing at least ten percent of the capital stock, and, for the purposes of this calculation, excluding the shares held by the controlling shareholder and entities under its control. The candidate shall meet the requirements set forth in Law No. 13303/2016; and”

V – one director elected as employee representative, chosen by the direct vote of his/her peers among the active employees and by an election organized by the company together with the trade union entities that represent them, under the terms of the applicable laws.	Without change	Agreed by SEST
Paragraph 1 Only the preferred shareholders that prove the uninterrupted ownership of their shares during a period of at least three months immediately prior to the General Meeting may exercise the right set forth in item IV above.	Without change	Agreed by SEST
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Paragraph 2 The employee representative counselor, provided for in item V, will not participate in the discussions and deliberations on matters involving union relations, compensation, benefits and benefits, including matters of supplementary social security and assistance, hypotheses in which the conflict of interest is set up.	Exclusion	This rule is already provided for in Article 2, Paragraph 3, of Law 12.353, dated December 28, 2010. Therefore, its maintenance in the Company’s Articles of Incorporation is redundant. Agreed by SEST	Eletrobras’ submission to legal regulations is mandatory. Therefore, the reproduction of the provisions under said laws in the Articles of Incorporation is optional.
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Paragraph 3 Matters deemed conflicts of interest, pursuant to the provisions of Paragraph 2 above, shall be decided in a special meeting called exclusively without the presence of the director representing the employees, being ensured to him access to the minutes of the meeting and to documents referring to the resolutions for 30 days.	Exclusion

This rule is already provided for in Article 8, Paragraph 1, of Ordinance No. 026, dated March 11, 2011. Therefore, its maintenance in the Company’s Articles of Incorporation is redundant.

Agreed by SEST

Despite the fact that there is no legal impediment to exclusion, considering that Ordinances are changed more frequently, recommendation is to keep the provision even to show transparency in the deliberative process and to ensure that there is a clear rule on deliberation without the presence of the director and the maximum term that the company has for this director to have access to minutes and other documents, in order to avoid controversy on these points, especially because there may be ignorance of said directors about such rules, which appear to be the minimum to be met in case conflict of interests arising from the employment relationship of such director, regardless of the current existence of a rule in this regard.
Paragraph 4 The Board of Directors shall be comprised of at least thirty per cent (30%) of independent members, respecting the stricter criterion of independence, in cases of discrepancy between the rules of Law 13.303, of June 30, 2016, and the Regulations of the Highlight Program on Governance of Brazilian State-Controlled Companies, Bolsa, Balcão S/A (B3).	Renumbering	Agreed by SEST	Change without a legal nature.
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	Paragraph 4 - The People, Eligibility, Succession and Compensation Committee shall check the qualification of those appointed to be independent directors by reviewing the self-declaration they submitted, and the respective documents.	SEST’s Suggestion	Without legal impediment for the intended inclusion, since it is in keeping with the provisions under Article 21[55], Item I of Decree No. 8945//2016.
Paragraph 5 The Ministry of Mines and Energy shall appoint the independent members of the Board of Directors addressed by Paragraph 4 hereof should the other shareholders fail to do it.	Renumbering	Agreed by SEST
Without correlation	Paragraph 6 - The Board of Directors shall elect its Chairman and substitute at the first meeting after the election of its members, and the Chairman shall be one of the members appointed by the MME - State Minister of Mines and Energy.	Conforming to item 3.4 of SEST Articles of Incorporation template. The new provision is in keeping with Article 12, Paragraph 1, of Eletrobras’ Establishment Law. Agreed by SEST

[55] “ Article 21. The state-owned company shall create an eligibility committee set forth in the Articles of Incorporation with the following jurisdictions:

I - provide an opinion in order to assist shareholders in the appointment of directors and Fiscal Directors on the fulfillment of the requirements and absence of preclusions for the respective elections; and”

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Article 33. It is the responsibility of the Board of Directors to set fundamental management guidelines, at the initiative of its members, or to propose them, for the purposes of examination and deliberation, by the Board of Executive Officers, as well as the superior control of Eletrobras and subsidiaries, for overseeing compliance with the guidelines by Monitoring of the implementation of approved programs and verification of the results obtained.	Article 33. The Board of Directors is the Company’s strategic and collective decision-making body, which is expected to perform its duties considering the company’s long-term interests, the impacts arising from its activities on the society at large and the environment, as well as the fiduciary duties of its members, in keeping with the provisions under Law No. 13303/2016.	SEST’s Suggestion	Without legal impediment for the intended change.
	Paragraph 1 - It is the responsibility of the Board of Directors to set core management guidelines, at the initiative of its members, or to propose them for appraisal and deliberation by the Executive Board, as well as the higher control of Eletrobras and controlled companies, in order to support the supervision of the fulfillment of the guidelines issued, follow-up of the accomplishment of programs approved, and check of the results achieved.	SEST’s Suggestion - Change of Article 33 changed to Paragraph 1.	Change without a legal nature.
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Paragraph 1 The Board of Directors shall meet at least once a year without the presence of the Chairman of the company, including to approve the Annual Internal Audit Activity Plan - PAINT and the Annual Internal Audit Activity Report - RAINT.	Renumbering	Agreed by SEST	Change without a legal nature.
Paragraph 2 The Board of Directors shall meet at least twice a year in the presence of the external auditors.	Renumbering	Agreed by SEST	Change without a legal nature.

Article 34. The monthly remuneration due to the members of the Board of Directors, established in the Shareholders’ Meeting, shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of any kind of profit sharing is forbidden.

	Article 34. The monthly compensation due to the members of the Board of Directors, set at a Shareholders’ Meeting, shall not exceed ten percent of the average monthly compensation of the officers, excluding the amounts owing to vacation premium and benefits. Payment of any sort of compensation not entertained by the Shareholders’ Meeting, as well as any kind of profit sharing is forbidden.	SEST’s Suggestion

Without legal impediment for the intended inclusion, since it is in keeping with the provisions under Article 152[56] of Law No. 6404/76.

The directors’ compensation, including the provision of any benefits, is determined at a shareholders’ meeting.

[56] “Article 152. The shareholders’ meeting shall set the lump sum or individual amount of the compensation of managers, including benefits of any nature and agency fees, owing to their respective responsibilities, the time spent on their duties, their professional skills and reputation, as well as the value of their services in the market.”

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Sole Paragraph. Transportation and accommodation expenses will be reimbursed to members of the Board of Directors whenever they live outside the city in which the meeting is held, and, if they reside in the city, only transportation expenses will be reimbursed.

	Sole Paragraph. The members of the Board of Directors shall be reimbursed for their expenses with food, transportation, and accomodation, whenever they live outside the city where the meeting is held and, only for transportation and food, when residing in the city.	Inclusion of food to conforming to item 3.6 of SEST’s Articles of Incorporation template, for the practice of payment of daily rates to Directors who travel. SEST’s Suggestion	Change without a legal nature.
Article 35. In addition to the cases provided for by law, a position shall be vacated when the member of the Board of Directors fails to attend two consecutive meetings or three interspersed meetings in the last 12 (twelve) meetings without justified reason.	Without change	Agreed by SEST
Article 36. In the exercise of its duties, the Board of Directors is also responsible, without prejudice to the powers set forth in the current laws, for:	Without change	Agreed by SEST
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I - deliberating on the organization of subsidiary companies or termination of Eletrobras shareholding in said companies;

I - authorizing the incorporation and defining the organization of its subsidiaries, deliberating on the acquisition of minority interest in a company and on the disposal of Eletrobras’ shareholding in said companies, deciding on the performance of corporate restructuring operations of its controlled companies and evaluating, from time to time, the strategic, operating and financial alignment of the shareholding interests of the Company to its corporate purpose.

Agreed by SEST

Many jurisdictions were included in the same Item, and its wording was confusing.

Suggestion of wording.

“I - authorizing the incorporation and defining the organization of its subsidiaries;

II - deliberating on the acquisition of minority interest in a company and on the disposal of Eletrobras’ shareholding in said companies;

III - recommending the performance of corporate restructuring operations in its controlled companies, without prejudice to the legal competence of the shareholders’ meetings of the respective companies to approve the performance of such operations;

IV - from time to time, assessing the strategic, operational, and financial alignment of the Company’s shareholdings to its corporate purpose;”

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II - deliberate on the association, directly or through a subsidiary or subsidiary, with or without resources, to set up business consortiums or participation in companies, with or without controlling power, in Brazil or abroad that are intended, directly or indirectly, to exploitation of the production or transmission or distribution of electric energy under a concession, authorization or permission regime;	II – deliberate on the association referred to in Paragraph 1 of Article 3 of these Articles of Incorporation;	Proposal to simplify the wording, since the original text is already provided for in Article 3, Paragraph 1 of the Articles of Incorporation Agreed by SEST	Change without a legal nature.
III – deliberate on the shareholders' agreements to be signed by Eletrobras, its subsidiaries or subsidiaries, prior to its signature, observing the current laws;	Without change	Agreed by SEST
IV - define the policy of granting loans and financing, and the concession to the administrators, members of the Audit Committee, employees and controlling shareholder;	Without change	Agreed by SEST
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IV - expressing on acts and approving contracts in accordance with the current authority policy, including but not limited to granting of financing to utility concessionaires under their control and borrowing in the country or abroad;

	V - state opinion on acts, and approving contracts in keeping with the internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, given that such efforts or contracts include, without limitation, the grant of funding to public electricity utilities under their control, and taking out loans domestically or abroad;	Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Agreed by SEST	Change without a legal nature.
VI - subject to the authority policy, approve provision guarantee for loans or financing taken in the country or abroad, of subsidiaries or non-controlled companies in which it participates;	VI – approve, in keeping with the applicable internal regulations established by Eletrobras to govern the approving authority levels wthin Eletrobras Companies, the posting of bonds for loans or funding taken out domestically or abroad, by controlled companies or not, in which it holds interest;	Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Agreed by SEST	Change without a legal nature.
VI - subject to the authority policy, approve the taking of loans or financing taken in the country or abroad, of subsidiaries;	VI – approve, in keeping with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the arrangement of loans or funding domestically or abroad, by controlled companies;	Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Agreed by SEST	Change without a legal nature.
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VII- approve, subject to the policy of jurisdiction, the contracting of loans or financing, in the country or abroad, from controlled companies;	VII- approve, respecting the internal rules in force defined by Eletrobras that regulate the approval levels in Eletrobras Companies, the contracting of loans or financing, in the country or abroad, of controlled companies;	Adjust to adapt the name of the Policy of Responsibilities to Regulations that regulate the approval limits of Eletrobras Companies. According to SEST	Change without a legal nature.
VIII - deliberate on the organization of technical and scientific research entities of business interest to the energy sector, as well as approving, observing the authority policy, the granting of financing and provision of guarantee for those under its control;	VIII - deliberate on the organization of technical and scientific research entities in the business interest of Eletrobras pertaining to the energy industry, as well as approving, in keeping with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, the grant of funding and posting of bonds for those under its control;	Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Agreed by SEST	Change without a legal nature.
IX - convene the General Shareholders' Meeting, in the cases provided for in Law No. 6.404 of 1976, or whenever deemed appropriate;	Without change	Agreed by SEST
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X - guide the distribution of charges among the members of the Executive Board, subject to the assignments set out in these Articles of Incorporation;	X - order the distribution and redistribution of duties for Executive Board’s members, and approving the related adjustments to Eletrobras’ Organization Manual, in keeping with the assignments set forth under these Articles of Incorporation;

Adjustment to make it clear that the Board of Directors should approve changes to the organization manual that are connected to the distribution of duties among the members of the Board.

Agreed by SEST

Change without a legal nature.
XI - propose to the General Meeting the capital increase, the issuance of shares, subscription bonus and Eletrobras debentures, except those provided for in item XII;	Without change	Agreed by SEST
XII - ~~authorize the acquisition of shares issued by Eletrobras for the purpose of cancellation or permanence in treasury and subsequent sale, as well as~~  resolve on the issuance of non-convertible and simple non-convertible debentures;	Without change	Agreed by SEST	There is recommendation of exclusion, under the terms of Article 1, Item I of Decree No. 1091/94 reproduced in Article 16, Item I of the Articles of Incorporation, it is the jurisdiction of the shareholders’ meeting to deliberate on the sale of all or part of the shares of Eletrobras’ capital or those of its controlled companies, and there is no exception for company’s shares held in treasury
281

XIII - deliberate on the negotiation of shares or debentures;	XIII - deliberate on the trading of shares or debentures, except for the cases in which the Shareholders’ Meeting shall deliberate on the issue;	SEST’s Suggestion	Without legal impediment for the intended change, as it is in keeping with the provisions under Articles 59 and 122, Item IV, both of Law No. 6404/1976[57].

[57] “Article 59. The resolution on the issuance of debentures is a private responsibility of the shareholders’ meeting, which shall establish, subject to the provisions in the Articles of Incorporation:

I - the amount of the issuance or the criteria for determining its limit, and its division into series, if applicable;

II - the number and par value of the debentures;

III - security interests or senior guarantees, if any;

IV - the conditions for inflation adjustment, accordingly;

V - the convertibility or not into shares and the conditions to be fulfilled in the conversion;

VI - the time and conditions for maturity, amortization, or redemption;

VII - the timing and conditions for payment of interest, profit sharing and reimbursement premium, if any;

VIII - the mode of subscription or placement, and the type of debentures.

Paragraph 1  In the publicly-held company, the board of directors may resolve on the issuance of non-convertible debentures, unless otherwise provided in the Articles of Incorporation. (Wording of Law No. 12431 of 2011)

Paragraph 2 - The Articles of Incorporation of the publicly-held company may authorize the board of directors to, within the limits of the authorized capital, decide on the issuancee of convertible debentures, stating the limit of the capital increase resulting from the conversion of the debentures into the capital stock or into the number of shares, and the types and classes of shares that may be issued.                         (Wording of Law No. 12431 of 2011)

Paragraph 3 - The shareholders’ meeting may decide that the issuance shall have an undetermined value and serial number, within the limits the meeting itself sets.                 (Wording of Law No. 12431 of 2011)

Paragraph 4 - In cases not provided for in Paragraph 1 and 2, the shareholders’ meeting may delegate to the board of directors the decision on the conditions referred to in Items VI to VIII of the head provision and on the timing of the issue.                   (Included by Law No. 12431 of 2011)

(...)

Article 122.  The shareholders’ meeting shall be privately responsible for:

(...)

IV - authorize the issuance of debentures, except as provided for in Paragraphs 1, 2 and 4 of Article 59;"

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XIV - authorize the disposal of permanent assets and the constitution of real liens, subject to the Authority Policy regarding the disposal of personal property;

XIV - authorize the disposal of items of the permanent assets, ~~and~~ the perfection of security interests, and the posting of bonds for third-party obligations, in the extent set by applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Adjusted to prevent further limitation to movable assets.

SEST’s Suggestion

Without legal impediment for the intended change, as it is in keeping with the provisions under Article 142, Item VIII of Law No. 6404/1976[58].

XV - vote on making and accept donations with or without charges, subject to the provisions of the Compliance Manual and the Code of Ethics and Conduct of Eletrobras Companies, as well as of the Authority Policy;

XV - deliberate on making and accepting donations with or without charges, subject to the provisions of the Corporate Integrity Program of Eletrobras companies and the Code of Ethical Conduct and Integrity of Eletrobras Companies, also in keeping with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras companies;

Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies.

Conforming to the title of the new Corporate Integrity Program document.

Agreed by SEST

Change without a legal nature.
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XVI - elect and remove company officers and supervise their administration;	XVI - elect and remove members of the company’s Executive Board, including the Chairman, establishing its duties and formally conferring responsibility for the Compliance and Risk Management departments to its members.	SEST’s Suggestion	Without legal impediment for the intended change, as it is in keeping with the provisions under Articles 9, Paragraph 2 and 18, Item II, both of Law No. 13303/16[59].
XVII - examine, at any time, the books and papers of Eletrobras, and request information on contracts executed or about to be executed and on any other acts;	XVII - inspect the management of officers, examine, at any time, the books and papers of the company, and request information on contracts executed or about to be executed and any other acts;	CAE recommended maintaining this legal assignment in view of its relevance. The reference to management supervision was brought from Item XVI to XVII. Agreed by SEST	Change without a legal nature.
XVIII – implement and supervise risk management, internal control and compliance systems established to prevent and mitigate major risks to which Eletrobras and its subsidiaries are exposed, including risks related to accounting and financial information integrity and those related to occurrence of corruption and fraud;	Without change	Agreed by SEST

[58] “Article 142. The Board of Directors shall:

(...)

VIII - authorize, if the Articles of Incorporation does not provide for otherwise, the disposal of items of noncurrent assets, the perfection of security interests, and the posting of bonds for third-party obligations;”

[59] “Article 9 - The state-owned company and the government-controlled company shall adopt rules of structures and practices of risk management and internal control that cover:

(...)

Paragraph 2 The area responsible for verifying compliance with obligations and risk management should be connected to the CEO and led by the officer under the Articles of Incorporation, and the Articles of Incorporation shall provide for the area’s duties, as well as establish mechanisms that ensure independent performance.

(...)

Article 18. Without prejudice to the jurisdictions provided for in Article 142 of Law No. 6404, dated December 15, 1976 , and the other assignments provided for in this Law, the Board of Directors shall:

(...)

II – implement and supervise the risk management and internal control systems established to prevent and mitigate major risks to which the state-owned company or the government-controlled company are exposed, including risks related to accounting and financial information integrity and those related to occurrence of corruption and fraud;”

284

XIX - review, at least quarterly, the balance sheet and other financial statements, without prejudice to the performance of the Audit Committee;	Without change	Agreed by SEST
XX - approve the reports of the management and internal controls, as well as the accounts of the Board of Executive Officers;	XX - state its opinion on the management reports, as well as the accounts of the Executive Board;	SEST’s Suggestion	Without legal impediment for the intended change, as it is in keeping with the provisions under Article 142, Item V of Law No. 6404/1976[60].
Without correlation	XXI - approve the reports of internal controls;	SEST’s Suggestion	Without legal impediment for the intended change.

[60] “Article 142. The Board of Directors shall:

(...)

XX - state its opinion on the report of the management the executive boards’ accounts;

285

XXI - elect and dismiss the independent auditors and also to elect and dismiss the financial institution that will keep Eletrobras' shares in deposit accounts, in the name of the respective holders, under the book-entry regime, without issuing certificates, as determined in paragraph 1 of art. 8 of these Articles of Incorporation;	XXII - elect and dismiss the independent auditors and ~~also to elect and dismiss the financial institution that will keep Eletrobras' shares in deposit accounts, in the name of the respective holders, under the book-entry regime, without issuing certificates, as determined in Paragraph 1 of Article 8 of these Articles of Incorporation;~~ 	Exclusion to allow the choice and dismissal of a financial institution, which shall keep Eletrobras shares in deposit accounts, by Eletrobras’ Executive Board. Agreed by SEST	Without legal impediment for the intended change, since it does not refer to a Board of Director’s legal jurisdiction that cannot be appointed.
XXII – decide on the appointment and removal of the member occupying a permanent position in the Internal Audit, after approval of the Ministry of Transparency and the Office of the Comptroller General, of the Ombudsman's Office and of the Governance Department;

XXIII – deliberate on the appointment, in keeping with the applicable internal rules on the selection , and on the discharge of holders of positions in the Internal Audit and Ombudsman’s Office, after approval by the Board of Directors, and, in both cases, referring said deliberation to approval of the Office of the Federal Controller General;

Update to comply with the restructuring approved by the Board through Deliberation No. 041/2019, expected to be approved by AGE/AGO of April/2020.

SEST’s Suggestion - XXII – deliberate on the appointment, in keeping with the Policy of Selection..

Governance Secretariat - replace with “applicable internal selection rules”

Without legal impediment for the intended change.
XXIII - decide on the duties and operation of the Internal Audit, of the Ombudsman’s Office and of the Governance Department;	XXIV - deliberate on the assignments and operation of the departments connected to it;	Update to meet the restructuring approved by the Board through Deliberation No. 041/2019. Recommendation for the wording to be generic. Agreed by SEST	Without legal impediment for the intended change.
286

XXIV – decide on proposals of implementation of corrective measures or improvement of procedures and routines as a result of analysis of manifestations received by the Ombudsman’s Office;	Renumbering	Agreed by SEST	Change without a legal nature.
XXV - request periodic internal audit on activities of the closed private pension entity that manages company’s benefit plan;

~~XXV - request periodic internal audit on activities of the closed private pension entity that manages company’s benefit plan;~~

XXVI - approve and keep a non-binding succession plan updated, which concerns the members of the Board of Directors and Executive Board, provided that the preparation of such plan shall be coordinated by its Chairman;

Excluding original wording.

Repetition of assignment already provided for in CGPAR resolution.

The new wording reflects sub-item of item 4.6 of SEST Articles of Incorporation template.

SEST’s Suggestion

Without legal impediment for the intended change.
XXVI - set the capital guidelines for the administrative organization of Eletrobras;	Renumbering	Agreed by SEST	Change without a legal nature.
287

XXVII - elect, subject to the requirements of the current Appointment Policy, Eletrobras' representatives in the management of subsidiaries or non-controlled companies, associations and foundations in which it participates, and appoint to such positions preferably employees of the company or subsidiaries;

XXVIII – choose, appoint, and approve appointments of managers for subsidiaries, investees, associations, and foundations, pursuant to Article 3, Paragraphs 5, 6 and 7 of these Articles of Incorporation;

		Adjustment to conform the name of Appointment Policy to Need to simplify the provision to avoid redundancies with Article 3, Paragraphs 6 and 7. Agreed by SEST	Change without a legal nature.
XXVIII - prepare, amend and approve its Internal Regulations subject to the rules on composition and competence set forth in these Articles of Incorporation and in current legal regulations;	XXIX – prepare, amend, and approve its Bylaws and those of its Advisory Committees, in keeping with the rules on composition and competence set forth in these Articles of Incorporation, and in the applicable legal regulations;	Reference to bylaws of committees have been included in order to simplify the wording of Item XL. Agreed by SEST	Change without a legal nature.

XXIX - deliberate on the declaration of interim dividends and on the payment of interest on own capital, at the proposal of the Executive Board, in accordance with the provisions of art. 47, Item XIII of these Articles of Incorporation;

	Without change	Agreed by SEST
XXX - grant leave or vacation to the President of the company;	XXXI - grant leave or leave of absence to the company’s CEO, including vacation;	SEST’s Suggestion	Without legal impediment for the intended change.
288

XXXI - approve personal regulations and establish the amount of trust functions of the senior management of Eletrobras, pursuant to item II, of art. 62 of these Articles of Incorporation, as well of its subsidiaries;

XXXII - establish the amount of positions of trust of Eletrobras’ senior management, and those of its controlled companies, pursuant to Item II of Article 62 of these Articles of Incorporation, as well as approving the Eletrobras companies’ personnel regulation, collective bargaining agreements, employee’s profit sharing program, staff and compensation plan, staffing plan, employee benefits, and employee termination program;

SEST’s Suggestion - XXXI - approve personal regulations and establish the amount of positions of trust, pursuant to Item II of Article 62 of these Articles of Incorporation, as well as collective bargaining agreements, employee’s profit or income sharing program, staff and compensation plan, staffing plan, employee benefits, and employee termination program of the senior management of Eletrobras~~, under the terms of Item of Article 62 of these Articles of Incorporation, as~~ well of its controlled companies;

Governance Secretariat’s Suggestion (CAAS) - organization of text without semanting loss, wording of proposal.

Without legal impediment for the intended change.
XXXII - approve the maximum number of personnel and the public tendering of Eletrobras and its subsidiaries;	Renumbering	Agreed by SEST	Change without a legal nature.
289

XXXIII - approve the Strategic Plan and the Business and Management Master Plan as well as amendments thereof;	Renumbering	Agreed by SEST	Change without a legal nature.
XXXIV – approve the annual budget of Eletrobras and its subsidiaries, which shall be prepared in accordance with the Strategic Plan and the Business and Management Master Plan and the Business and Management Plan of each company;	Renumbering	Agreed by SEST	Change without a legal nature.
XXXV - approve Contracts of Goals of Business Performance – CMDE, by means of which the subsidiaries of the Eletrobras System undertake to meet the strategic guidelines provided for therein to meet the goals and results established by the controlling company, as well as the policy of consequences applied to Eletrobras and its subsidiaries, following its actual compliance;	Renumbering	Agreed by SEST	Change without a legal nature.
290

XXXVI – approve policies and guidelines on transactions and execution of Eletrobras’ and its subsidiaries’ electrical energy sales agreements, as well as their position in lawsuits relating to the Electrical Energy market, subject to the provisions of item V of this article;	Renumbering	Agreed by SEST	Change without a legal nature.
XXXVII – approve Eletrobras’ and its subsidiaries’ investment projects in accordance with the Authority Policy currently in force;

XXXVIII – approving the investment projects of Eletrobras and its controlled companies, in the extent set by the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies;

		Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Agreed by SEST	Change without a legal nature.
XXXVIII - approve the transactions policy, in accordance with the requirements of competitiveness, compliance, transparency, fairness and commutativity, which shall be reviewed at least annually;	Renumbering	Agreed by SEST	Change without a legal nature.
291

XXXIX – conduct individual and collective appraisal of administrators and members of Committees under the terms of the current laws;	Renumbering	Agreed by SEST	Change without a legal nature.
XL - deliberate on the creation and operation, by means of the internal regulations, and extinction of the Committees of Support to the Board of Directors for deepening the strategic studies, as well as elect and remove its members, subject to the current laws;

XLI – deliberate on the creation, operation, and extinction of Commissions and Advisory Committees for deepening the strategic assessments and guarantee that the decision to be made by the Collective Board is technically well grounded, as well as elect and remove their members, in keeping with the applicable laws;

		Wording adjustment expressly providing for the possibility of commissions, as existing in the list of assignments of the Board (Article 47, VI). SEST’s Suggestion	Change without a legal nature.
292

XLI – approve the Appointment Policy containing minimum requirements for appointment of members to the Board of Directors, Audit Committee and Executive Board, in companies in which Eletrobras and its subsidiaries have interest, as well as in foundations, associations and pension funds;

	XLII – approve the internal regulations to govern the appointments for positions in governance bodies of Eletrobras companies, which shall provide for the minimum requirements for appointing members of the Board of Directors, Fiscal Board, and Executive Board, in the companies in which Eletrobras and its controlled companies hold interest, as well as those of foundations, associations, and pension funds;	Adjustment to conform the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies.	Change without a legal nature.
XLII - establish Eletrobras’ information disclosure policy;	Renumbering	Agreed by SEST	Change without a legal nature.
XLIII - approve and supervise achievement of goals and specific results to be achieved by members of the Executive Board;	Renumbering	Agreed by SEST	Change without a legal nature.
293

XLIV - promote on an annual basis analysis of achievement of goals and results in the execution of the Business and Management Master Plan and Strategic Plan, and publish conclusions thereof and inform them to the National Congress and to the Federal Audit Court, under the terms of the current laws;

	XLV - annually review the achievement of goals and results pertaining to the performance of the Business and Management Steering Plan, and Strategic Plan in the long run, under the penalty for their members to be held liable for negligence, provided that it shall publish the conclusions of such review and report them to the National Congress and the Federal Accounting Court, under the terms of the applicable laws;	SEST’s Suggestion	Without legal impediment for the intended change, as it is in keeping with the provisions under Article 37[61], Paragraph 3 of Decree No. 8945/2016.
XLV - discuss, approve and monitor decisions that involve corporate governance practices, relationship with stakeholders, people management policy and code of conduct of agents within Eletrobras and respective guidelines for its subsidiaries;	Renumbering	Agreed by SEST	Change without a legal nature.
XLVI – approve the authority policy;	XLVII – approving the internal regulations to govern the approving authority levels within Eletrobras companies, in addition to establishing the subjects and values for its decision-making authority level, and that of the Executive Board;	Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. SEST’s Suggestion	Change without a legal nature.

[61] “ Article 37. A condition for investiture in the Executive Board of the state-owned company is the undertaking of a commitment with specific goals to be achieved, which shall be approved by the Board of Directors, which is in charge of its due fulfillment.

(...)

Paragraph 3 - If any, the company’s Board of Directors or that of its parent company, under the penalty of its members to be held liable for neglogence, shall annually review the achievement of goals and results pertaining to the performance of the business plan, and long-term strategy, and it should publish the conclusions of such review and report them to the National Congress and the Federal Accounting Court.”

294

XLVII – manifest on proposals to be voted by the shareholders in a Shareholders’ Meeting;	XLVIII – state is position on the ~~proposals~~ matters to be referred for deliberation of shareholders in a meeting, ~~as well as approve the inclusion of matters in the notice of meeting of the Shareholders’ Meeting~~, given that the inclusion of then item “general subjects” in the notice of meeting is not allowed;	SEST’s Suggestion	A minor wording adjustment is suggested to make it cleared.
XLVIII - approve Compliance and Risk Management, Dividend and Equity Interest Policies, in addition to other general policies of the company;	Renumbering	Agreed by SEST	Change without a legal nature.
XLIX - subscribe the Annual Letter explaining the commitments to achieve public policy objectives;	L – approve and disclose the Annual Letter explaining the commitments to achieve public policy goals, under the terms of Law No. 13303, dated June 30, 2016;	SEST’s Suggestion	Without legal impediment for the intended change, as it is in keeping with the provisions under Article 8, Item I of Law No. 13303/16[62].
L - approve the Regulation of calls for tenders;	Renumbering	Agreed by SEST	Change without a legal nature.

[62] “Article 8 - The state-owned companies and government-controlled companies shall meet the following transparency requirements, as a minimum:

I - preparation of an annual letter, signed by the members of the Board of Directors, with an explanation of the commitments of the state-owned company, the government-controlled company and subsidiaries to achieve public policy goals in furtherance of the collective interest or the national security imperative that has motivated the authorization for their inception, clearly stating the resources to be used for such purpose, as well as the economic and financial impacts of accomplishing said goals, which should be measurable by objective indicators;”

295

LI - manifest on the report presented by the Executive Board resulting from the internal audit on activities of the closed private pension entity;	LII - approve the sponsorship of the healthcare and supplemental pension benefit plan, and the adhesion to a closed private pension corporation, as well as monitoring compliance with the Eletrobras participation threshhold in the payment of such benefits;

Original wording excluded as it is a repetition of assignment already provided for in CGPAR resolution.

Inclusion was made of the assignment of approving new health care and supplementary pension plans was included, as per sub-item 42 of item 4.6 of SEST's Articles of Incorporation template.

Agreed by SEST

Without legal impediment for the intended change.
296

LII - state opinion on compensation and profit sharing of Executive Board members;

LIII - propose to the Shareholders’ Meeting the compensation of the managers and members of the other bodies of the Company established under the Articles of Incorporation, as well as perform and monitor the compensation referred to in this item, including profit and income sharing, within the limits approved by the Shareholders’ Meeting;

SEST’s Suggestion

Without legal impediment for the intended change, as it is in keeping with the provisions under Article 152[63] of Law No. 6404/76 and in Article 38[64], Paragraph 8 of Decree No. 8945/2016.

About the possibility of persons not connected to the company to participate in the People, Eligibility, Succession and Compensation Committee, and receive compensation for performance in their office, we refer to the comments made under Article 16, Item III.

LIII - authorize the organization of subsidiaries, as well as acquisition of minority shareholding in company;	LIV - approve PAINT – Annual Internal Audit Activity Plan, and the RAINT – Annual Internal Audit Activity Report, without the presence of the Company’s CEO;	SEST’s Suggestion	Change without a legal nature.
LIV - establish a spokesperson policy aiming to eliminate the risk of conflicting information from several areas and from company executives; and	LV - establish a spokesperson policy aiming to eliminate the risk of conflicting information from several areas and from company executives; and	SEST’s Suggestion	Change without a legal nature.

[63] “Article 152. The shareholders’ meeting shall set the lump sum or individual amount of the compensation of managers, including benefits of any nature and agency fees, owing to their respective responsibilities, the time spent on their duties, their professional skills and reputation, as well as the value of their services in the market.”

[64] “Article 38. The state-owned company must have a Statutory Audit Committee as an auxiliary body to the company’s Board of Directors, if any, or to its parent company, to which it will report directly, subject to the provisions of Article 16.

(...)

Paragraph 8 - The compensation of the Audit Committee under the Articles of Incorporation shall be set by the Shareholders’ Meeting and shall not lower than the Fiscal Directors’ compensation.

297

LV - decide on the cases not covered by these Articles of Incorporation.	LVI - request periodic internal audit on the activities of the close supplementary pension entity that manages the state-owned company’s benefit plan, as well as state its view on the report submitted by the Executive Board resulting from the internal audit in this regard;	LV - changed to Item LX SEST’s Suggestion	Without legal impediment for the intended change, as it is in keeping with the provisions under Articles 1, head provision and 2, Item III, both of CGPAR Resolution No. 09/2016[65].
Without correlation	LVII - evaluate the officers and members of the Company’s committees under the Articles of Incorporation, pursuant to Item III of Article 13 of Law No. 13303, dated June 30, 2016, with the methodological and procedural support of the People, Eligibility, Succession and Compensation Committee;	SEST’s Suggestion	Without legal impediment for the intended change.
Without correlation	LVIII – assess, every 4 (four) years, the strategic, operational, and financial alignment of the Company’s shareholdings with its corporate purpose, and, based on such assessment, recommend its maintenance, the total or partial transfer of its activities to another public administration structure, or divestment of the shareholding;	SEST’s Suggestion	Without legal impediment for the intended change.

[65] “Article 1 - Without prejudice to the guidelines and rules of CGU - Office of the Federal Controller General, the Board of Directors of federal state-owned companies shall request periodical internal audit of he activities of the closed privante pension entity that manages the company’s benefit plan, chiefly to:

(...)

Article 2 - The Executive Board of federal state-owned companies shall:

(...)

III - submit a semiannual report to the Board of Directors on EFPC and its pension plans, chiefly for:”

298

	LIX – spot the existence of assets which are not earmarked for the Company’s own use, and assessing the need to maintain them;	SEST’s Suggestion	What does it mean “... assets which are not earmarked for own use....”? Adjustment of the wording is recommended to make it clearer.
Without correlation	LX - approve the practice of other acts that imply waiver, settlement or arbitration commitment, not specified in this Article, in keeping with the rules that govern the company’s authority;

SEST’s Suggestion - LXII - approve the practice of other acts that imply waiver, settlement, or arbitration commitment, not specified in this Article, in keeping with the company’s authority level; and

Suggestion of Governance Secretariat - to generically refer to “rules that govern the authority level,” instead of authority level policy

Without legal impediment for the intended change.
	LXI - decide on the cases not covered by these Articles of Incorporation.	Renumbering of Item LV. SEST’s Suggestion	Change without a legal nature.
299

Paragraph 1 The number of senior management functions at Eletrobras and the maximum number of personnel approved by the Board of Directors pursuant to items XXXI and XXXII of this article shall be submitted, in accordance with the law, to the approval of the Department of Coordination and Governance of State-Controlled Companies - SEST.	Paragraph 1 - The number of positions of trust in the senior management of Eletrobras and the maximum number of personnel approved by the Board of Directors, pursuant to Items XXXI and XXXII of this Article shall be submitted, in accordance with the law, to the approval of SEST – Secretariat of Coordination and Governance of State-Owned Companies.	Renumbering of the Item reference. Agreed by SEST	Change without a legal nature.
Paragraph 2 - The disclosure obligation referred to in item XLIV does not include information of strategic nature whose disclosure of which may be demonstrably detrimental to the interests of the company.	Paragraph 2 - The disclosure obligation referred to in item XLIV does not include information of strategic nature whose disclosure of which may be demonstrably detrimental to the interests of the company.	Renumbering of the Item reference. Agreed by SEST	Change without a legal nature.
Paragraph 3 They shall be filed in the Trade Register and the minutes of meetings of the Board of Directors shall be published, containing deliberations intended to have effects vis-à-vis third parties.	Without change	Agreed by SEST
300

Without correlation	Paragraph 4 - Without prejudice to the assignments established under the Bylaws, the Chairman of the Board of Directors shall:	Incorporation of item 4.7 of SEST Articles of Incorporation template. Agreed by SEST

Regarding the duties of the Chairman of the Board of Directors, the IBGC Code of Best Corporate Governance Practices [66] provided that "The chairman of the board has a responsibility to seek the effectiveness and good performance of the body and each of its members. The chairman’s coordination, together with the diversification of the board's composition, continuous training and evaluation are tools that can contribute to an aggregating dynamic in the board of directors.

Practice

a) The chairman of the board of directors is responsible for: i. establishing board objectives and programs; ii. ensuring that directors receive complete and timely information for the performance of their terms of office; iii. organizing and coordinating the agenda; iv. chairing the meetings; v. coordinating and supervising the activities of the other directors; vi. assigning responsibilities and deadlines; vii. monitoring the board's evaluation process (see 2.10); viii. being in liaison with the chief executive, including to transmit the board of directors' resolutions.”

Without correlation	I – Call and preside over the body’s meetings, in keeping with the Articles of Incorporation and Bylaws;	Incorporation of item 4.7 of SEST Articles of Incorporation template. Agreed by SEST	Without legal impediment for the intended change, since it is in keeping with the provisions under Code of Best Practices of Corporate Governance of IBGC.
Without correlation	II – Maintain liaison with the supervisory ministry, and other representatives of the controlling shareholder, in order to clarify the general business direction, as well as issues pertaining to the public interest to be pursued by the Company, in keeping with the provisions of Article 89 of Law No. 13303/2016;	Incorporation of item 4.7 of SEST Articles of Incorporation template. Agreed by SEST	Without legal impediment for the intended change.

[66] Código das Melhores Práticas de Governança Corporativa, 5.ed., Instituto Brasileiro de Governança Corporativa. - São Paulo, SP: IBGC, 2015, p. 48.

301

Without correlation

III – Establish channels and processes for liaison between shareholders and the Board of Directors, especially with regard to issues of strategy, governance, compensation, succession, and formation of the Board of Directors, subject to the provisions of Article 89 of Law No. 13303/2016

Incorporation of item 4.7 of SEST Articles of Incorporation template. Agreed by SEST

Despite being a recommendation from SEST, from a legal point of view, including jurisdiction to interact on matters of the company’s strategy is not recommendable.

In addition, CVM regulations regulate the disclosure of information by publicly-held companies, such as: CVM Instruction No. 358/02; CVM Instruction No. 627/20; and Circular Letter No. 7/2020-CVM/SEP, which are fulfilled by the company, in particular, with regard to shareholders’ information rights.

It should be noted that Law No. 6404/76, when providing for the fiduciary duties of managers, established in Article 155[67] Paragraph 1 - the duty of confidentiality about the company’s strategic business, and other not yet disclosed to the market, which may impact the regular operation of the capital market and the corresponding trading of Eletrobras shares.

It is worth remembering that the minutes of the Board of Directors’ meetings containing information that is not classified as confidential by the company are available on the Eletrobras website.

There is also the publication of the Annual Letter (Article 13 of Decree No. 8945/16[68]), which provides for such issues.

The inclusion of this competence brings unnecessary risks to Eletrobras, due to the interpretation of the scope of such duties.

For this reason, a conversation with SEST is strongly recommended to highlight the points raised and the risks involved in including such jurisdiction in the company’s Articles of Incorporation.

Without correlation	IV – coordinate the works pertaining to the non-binding succession plan of the members of the Board of Directors and Executive Board, with the aid of the People, Eligibility, Succession and Compensation Committee.	Incorporation of item 4.7 of SEST Articles of Incorporation template. Agreed by SEST	Without legal impediment for the intended change.
Without correlation	V – propose to the Board of Directors appointments for the advisory committees, including external members.	Incorporation of item 4.7 of SEST Articles of Incorporation template. Agreed by SEST	About the possibility of persons not connected to the company to participate in the People, Eligibility, Succession and Compensation Committee, and receive compensation for performance in their office, we refer to the comments made under Article 16, Item III.

[67] “Article 155. The manager shall serve the company with loyalty and maintain reserve about its business, being forbidden to:

(...)

Paragraph 1 Furthermore, it is the duty of the publicly-held company manager to keep confidentiality on any information that has not yet been disclosed to the market, obtained as a result of the position and capable of considerably influencing the price of securities, given that using the information to obtain, for himself or others, an advantage through the purchase or sale of securities, is forbidden.”

[68] “Article 13. State-owned companies shall comply with the following minimum transparency requirements:

I - preparation of an annual letter, signed by the members of the Board of Directors, with an explanation of the commitments of the state-owned company and subsidiaries to achieve public policy goals in furtherance of the collective interest or the national security imperative that has motivated the authorization for their inception, clearly stating the resources to be used for such purpose, as well as the economic and financial impacts of accomplishing said goals, which should be measurable by objective indicators;

(...)

VIII - wide dissemination, to the general public, of an annual corporate governance letter, which consolidates in a single written document, in clear and direct language, the information referred to in Item III;

(...)

Paragraph 1 For the purposes of complying with the provisions of this article, the state-owned company shall prepare a single annual letter for the purposes of Items I and III of the head provision, according to the template available at the website of the Ministry of Planning, Development and Management.

Paragraph 2 The public interest of the state-owned company, in keeping with the reasons that motivated its legislative authorization, is embodied by the alignment between its objectives and those of public policies, as explained in the annual letter referred to in Item I of the head provision.”

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Article 37. The Board of Directors shall, in each fiscal year, submit to the decision of the Annual General Meeting the management report and financial statements, as well as the proposed distribution of dividends and the application of surplus values, attaching its opinion and the opinion of the Audit Committee, pursuant to item XIII of art. 47, and the independent auditors’ certificate.	Without change	Agreed by SEST
Article 38. In the event of vacancy in the position of Chairman of the Board of Directors, the substitute shall be elected at the first meeting of the Board of Directors, remaining in office until the next General Meeting.	Article 38. Should there be vacancy of the Board of Directors’ Chairman position, his/her substitute, elected under the terms of Article 32, Paragraph 6 of these Articles of Incorporation, shall include in the agenda, in the subsequent election of this collective body, a proposal for election of a new Chairman and a new substitute.

Wording adjustment to clarify the maximum term of the substitute of the Chairman of the Board until the next Shareholders’ Meeting. Base - SEST STANDARD ARTICLES OF INCORPORATION CHAP. 4

Article under the terms of Article 32, Paragraph 6.

Agreed by SEST

Article 39. In case of vacancy of the position of director, the substitute will be appointed by the remaining directors and will serve until the first General Meeting, in the form of art. 150 of Law 6.404, of 1976.	Without change	Agreed by SEST
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Sole Paragraph. The board member elected in replacement will complete the term of management of the substituted.	Paragraph 1 - For the Board of Directors to appoint members to the collective body, under the terms of the head provision, the People, Eligibility, Succession and Compensation Committee shall check the same eligibility requirements required for election at the shareholders' meeting.	SEST’s Suggestion	Without legal impediment for the intended change.
	Paragraph 2 - The board member elected in replacement will complete the term of management of the substituted.	Renumbering of Sole Paragraph to Paragraph 2 - SEST’s Suggestion	Change without a legal nature.
Without correlation	Paragraph 3 - Should there be vacancy of most positions, a shareholders’ meeting shall be called to perform new election.	SEST’s Suggestion	Without legal impediment for the intended change, as it is in keeping with the provisions under Article 150[69] head provision of Law No. 6404/76.

[69] “Article 150. In case of vacancy of the position of director, except as otherwise established in the Articles of Incorporation, the substitute shall be appointed by the remaining directors and will serve until the first shareholders’ meeting. Should there be vacancy of most positions, a shareholders’ meeting shall be called to perform new election.”

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Without correlation	Paragraph 4 - The role of Board Member is personal and does not allow a temporary or alternate substitute, including employee representative. In case of any absences or impediments of any Board member, the collective body shall deliberate with the remaining ones.	SEST’s Suggestion	Including this provision is not necessary because it reproduces the provisions of Article 32[70], Paragraph 2 of Decree No. 8.945/2016.
Article 40. The Board of Directors shall have the support of the Audit and Risk Committee and the Management, People and Eligibility Committee.	Article 40. The Board of Directors shall rely on the support of the Audit and Risk Committee, Strategy, Governance, and Sustainability Committee and the People, Eligibility, Succession and Compensation Committee .	Update of the committee name. CEGS proposed that CEGS also be established under the Articles and start to cover the possibility of a paid external member. Agreed by SEST

In the event that the Advisory Committees are made up of members who are not directors, it is recommended that experts be selected on a selective basis, in appreciation of good corporate governance practices.

Additional suggetion to evaluate the suitability of Eletrobras to provide for a mechanism similar to that provided for in Petrobras’ Articles of Incorporation, in order to define an existing body established under the Articles of Incorporation, such as CAE, for evaluating and issuing opinions, binding or not, on respect for the market conditions referred to in the wording proposed for Article 5, Paragraph 2.

[70] “Article 32. Without prejudice to the jurisdictions provided for in Article 142 of Law No. 6404 of 1976 , and other assignments provided for in Law No. 13303, of 2016 , the Board of Directors shall be responsible for:

(...)

Paragraph 2 The existence of an alternate member on the Board of Directors, including employee representatives, is not allowed.”

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Paragraph 1 The rules of operation of the committees mentioned in the head provision of this article shall be provided for in their respective internal regulations, under the terms defined in Law 13.303/16 and other applicable laws.	Without change	Agreed by SEST
Paragraph 2 The duties of the Audit and Risk Committee that lie with the Audit Committee provided for in Law 13.303/16 and its regulations may cover Eletrobras’ subsidiaries.

Paragraph 2 - Without prejudice to legal assignments, Eletrobras’ Board of Directors may ~~assign~~ establish additional duties to the Audit and Risk Committee, and extend its scope and performance to Eletrobras subsidiaries.

Improved wording to make it clear that the CAE’s RI may also provide for additional assignments, in addition to those provided for by law. It is up to the Holding’s Board of Directos to define whether the Committee shall act in a unified manner or not.

Agreed by SEST

Without legal impediment for the intended change.
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Paragraph 3 The Audit and Risk Committee, of permanent nature, shall be comprised of at least 3 members and no more than 5 members, and shall observe the conditions imposed under national or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and New York Stock Exchange ("NYSE”).

	Paragraph 3 - The Audit and Risk Committee, of permanent nature, shall comprise at least 3 members and no more than 5 members, including external ones, with terms of office not coincident and independent from the term of office of the Board of Directors, and shall abide by the conditions imposed under domestic or foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act, and the rules issued by SEC (Securities and Exchange Commission) and NYSE (New York Stock Exchange).	Inclusion to allow external members, according to rules established in Decree No. 8945/16, and to determine that the terms of office are not coincident. Agreed by SEST	Without legal impediment for the intended change, as it is in keeping with the provisions under Article 39[71], Paragraph 9 of Decree No. 8945/2016.
Paragraph 4 The remuneration of the members of the Audit and Risks Committee shall be fixed by the Shareholders’ Meeting and shall not inferior to the remuneration of the members of the audit committee.	Without change	Agreed by SEST
Paragraph 5 - Members of the Board of Directors who occupy a position in the Audit and Risk Committee in the company may choose the remuneration of member of said Committee.	Paragraph 5 - The Board of Directors’ members, who hold a position in the company’s Audit and Risk Committee may adhere to the compensation of member of said Committee.	Rectification of punctuation. Agreed by SEST	Change without a legal nature.

[71] “Article 39. The Audit Committee under the Articles of Incorporation, elected and removed by the Board of Directors, shall comprise at least three members, and at the most five members.

(...)

Paragraph 9 - The term of office of the Audit Committee under the Articles of Incorporation shall be two or three years, which should be non-coincident for each member, and provided that reelection is allowed.”

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Without correlation

Paragraph 6 - Without prejudice to other legal assignments, the Internal Audit shall be responsible for:

I. performing the auditing activities of an accounting, financial, budgetary, administrative, asset, and operating nature of the company;

II. proposing preventive and corrective measures for deviations spotted;

III. checking compliance and implementation by the company of the recommendations or determinations of CGU - Office of the Federal Controller General, TCU - Federal Accounting Court, and of the Fiscal Board.

		SEST’s Suggestion	As this provision deals with the jurisdictions of the internal audit and Article 40 regulates the operation of the Advisory Committees of the Board of Directors, deleting this paragraph and make it the last article of this Chapter VI is recommended.
Without correlation	Paragraph 7 - The term of office of the ~~Audit Committee~~ Audit and Risk Committee members shall be XX years, which should not be coincident for each member, with a single reelection allowed.	SEST’s Suggestion	According to Article 39, Item Paragraph 9 of Decree No. 8945/2016, the term of office of CAE members may be 2 or 3 years. A minor wording adjustment is suggested.
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Without correlation	Paragraph 8 -Should there be vacancy of an ~~Audit Committee~~ Audit and Risk Committee member, the Board of Directors shall elect its successor to start a new term of office.

SEST’s Suggestion:

Paragraph 8 - Should there be vacancy of an Audit ommittee member, the Board of Directors shall elect its successor to complete the term of office of the previous member.

Governance Secretariat’s Suggestion - its successor to start a new term of office.

Comments of the Governance Secretariat on the proposed wording

Justification: Unlike the Board of Directors’ term of office, which is unified, the CAE’s term of office is not coincident. This rule of completing the term of office is justified when it is intended to establish the rule of unified term. In the case of CAE, in addition to losing its practical sense, it creates an additional problem. It is not an easy task for state companies to search for qualified professionals to occupy this position. And these professionals can be reappointed only once. And even the renewal involves triggering the entire system to check for integrity and special investiture requirements. Thus, there is a risk of appointing a professional to complete a short term of office and then need to be reappointed, spending a term of office almost in vain and triggering the eligibility/integrity system twice. Our proposal is that, in case of vacancy, the successor shall serve a full term of office, counting from the date of his appointment by the Board of Directors.

Without legal impediment for applying the suggestion of the Governance Secretariat. A minor wording adjustment is suggested.
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Without correlation

Paragraph 9 - The position of member of the Audit and Risk Committee is personal and does not allow a temporary substitute. In the case of absences or impediments of any committee member, the latter shall install its meetings with the remaining members, abiding by the minimum quorum of two members for installation.

SEST’s Suggestion -

Paragraph 9 - The position of member of the Audit and Risk Committee is personal and does not allow a temporary substitute. In case of any absences or impediments of any committee’s member, it shall deliberate with the remaining ones.

Governance Secretariat’s Suggestion - shall install its meetings with the remaining members, abiding by the minimum quorum of two members for installation.

Comments: Having a provision in the Articles of Incorporation that CAE can open its meetings with a minimum quorum of 2 members creates legal certainty. We also think it is better not to use the term deliberation, because we use this expression for the Board of Directors.

Without legal impediment for the intended change, as it is in keeping with the provisions under Article 39[72], Paragraph 8 of Decree No. 8945/2016.

It should be noted that the Audit and Risk Committee does not have decision-making power, therefore, it does not deliberate. Said Committee recommends, opines, inspects, monitors the matters related to its assignments.

Without correlation	Paragraph 10 - At least one member of the Audit and Risk Committee shall participate in the Board of Directors’ meetings that deal with the interim financial statements, the hiring of independent auditor, and PAINT – the Annual Internal Audit Activity Plan.	SEST’s Suggestion	Change without a legal nature.

[72] “Article 39. The Audit Committee under the Articles of Incorporation, elected and removed by the Board of Directors, shall comprise at least three members, and at the most five members.

(...)

Paragraph 8 - The existence of an alternate member on the Audit Committee under the Articles of Incorporation is not allowed.”

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Without correlation	Paragraph 11 - The Audit and Risks Committee is governed, with respect to other matters, including its meetings and powers, by the provisions of Law No. 13303/2016 and its regulatory decree.	SEST’s Suggestion - Decree No. 8945/2016 Governance Secretariat’s Suggestion – replate Decree with “its regulatory decree.”	Without legal impediment for the intended change.
Paragraph 6 The duties of the Management, People and Eligibility Committee that lie with the Eligibility Committee provided for in Law 13.303/16 and its regulations may cover companies in which Eletrobras has direct or indirect interest.	Paragraph 12 - The People, Eligibility, Succession and Compensation Committee is responsible for advising shareholders and the Board of Directors in the appointment, assessment, succession, and compensation processes for managers, fiscal directors, members of the Audit and Risk Committee, external members of the Strategy, Governance and Sustainability Committee, in addition to other duties assigned to it by the Board of Directors and established in its Bylaws.	Basic assignments included. Renumbering Agreed by SEST	Without legal impediment for the intended change.
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Without correlation

Paragraph 13 - Without prejudice to the provisions in the previous paragraph and the other powers provided for in Decree No. 8954/2016, the People, Eligibility, Succession and Compensation Committee is responsible for:

I – provide an opinion in order to assist the Board of Directors’ members in appointing the officers and members of the Audit Committee;

II – assisting the Board of Directors in preparing and following up the succession plan for managers; and

III - assisting the Board of Directors in the review of proposals pertaining to personnel policy and in their follow-up.

	SEST’s Suggestion	Without legal impediment for the intended change.
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Without correlation	Paragraph 14 - The Committee’s view statement shall be forwarded to the Board of Directors, which shall include, in the management’s proposal for the shareholders’ meeting that has the election of members of the Board of Directors and Fiscal Board on the agenda, its statement about the eligibility of the persons appointed to legal and regulatory requirements and preclusions, as well as those established under the Article of Incorporation, in the light of self-declaration and documents submitted by such person, and the Committee’s statement.	SEST’s Suggestion	Without legal impediment for the intended change.
Without correlation	Paragraph 15 - The same procedure described in the previous paragraph shall be followed in the election of officers and members of the Audit Committee, and the view statement of the Board of Directors shall be included in the minutes of the meeting that has the election of the members of these bodies on the agenda.	SEST’s Suggestion	Without legal impediment for the intended change.
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Without correlation	Paragraph 16 - The duties of the People, Eligibility, Succession and Compensation Committee may cover companies in which Eletrobras directly and indirectly holds interest, to the extent decided by the Eletrobras Board of Directors, and established in its Bylaws.	Relocation of the old Paragraph 6 with improved wording. Renumbering Agreed by SEST	Change without a legal nature.
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Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall comprise 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6404/76.	According to Chapter 8 of the template of SEST Articles of Incorporation. Agreed by SEST

About the possibility of persons not connected to the company to participate in the People, Eligibility, Succession and Compensation Committee, and receive compensation for performance in their office, we refer to the comments made under Article 16, Item III.

It should be noted that the term of office of Committee’s members was not defined, and recommendation is that said term be included in the provision.

Suggestion of wording.

“Paragraph 17 - The People, Eligibility, Succession and Compensation Committee shall comprise 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6404/76, with a term of office of xxx (X) years.”

Paragraph 18 - The minutes of the meetings of the People, Eligibility, Succession and Compensation Committee that deal with the analysis of the eligibility of managers and/or fiscal directos shall be published on the Company’s website, provided that such disclosure shall also be in the form of a statement, when other issues of a different nature and of a strategic nature for the Company are also addressed.	SEST's Articles of Incorporation Template. Agreed by SEST	Without legal impediment for the intended change, since it is in keeping with the provisions under Article 21, Paragraph 2 of Decree No. 8945/16[73].

[73] “ Article 21. The state-owned company shall create an eligibility committee set forth in the Articles of Incorporation with the following jurisdictions:

(...)

Paragraph 2 The minutes shall be drawn up as a summary of the facts that occurred, including dissents and protests, and contain a transcript only of the decisions taken.”

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Paragraph 19 - The restriction referred to in the previous paragraph shall not be imposed to the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality.	SEST’s Suggestion

The inclusion of this provision is unnecessary, since Chapter III of Law No. 13303/16 provided for the inspection by the control bodies, which although total and unrestricted, when applicable, involves transfer of confidentiality.

However, if they are favorable for the inclusion, in accordance with the provisions of Law No. 13709/18, with regard to the appropriate handling of personal data, the following wording is recommended:

“Paragraph 19 - The restriction referred to in the previous paragraph shall not be imposed to the control bodies, which shall have full and unrestricted access to the content of the minutes of the People, Eligibility and Succession Committee, pursuant to the transfer of confidentiality and the provisions under Law No. 13709/2018 with respect to the handling of personal data.”

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Without correlation.	Paragraph 20 - The Strategy, Governance and Sustainability Committee is responsible for advising the Board of Directors in the fulfillment of its responsibilities for guiding and leading the Company, including analyses and recommendations on the definition of strategic guidelines, sustainability practices, and corporate governance practices, in addition to other assignments conferred on it by the Board of Directors, and set forth in the Bylaws.	Inclusion of the basic assignments of the CEGS under the Articles of Incorporation. Agreed by SEST	Without legal impediment for the intended change.
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Without correlation.	Paragraph 21 - The Strategy, Governance and Sustainability Committee shall comprise 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6404/76.	Inclusion of the basic structure of the CEGS under the Articles of Incorporation. Agreed by SEST

It should be noted that the term of office of Committee’s members was not defined, and recommendation is that said term be included in the provision.

Suggestion of wording.

“Paragraph 21 - The Strategy, Governance and Sustainability Committee shall comprise 3 to 5 members who participate in the Board of Directors, without additional compensation, and may also have external members with compensation set by the Shareholders’ Meeting, and subject to the duties and responsibilities referred to in Article 165 of Law No. 6404/76, with a term of office of xxx (X) years.”

Article 41. In addition to the committees mentioned in the previous article, the Boar may create other committees to support decision-making under the terms of item XL of article 36.	Without change	Agreed by SEST
Sole Paragraph. The rules of operation of the committees mentioned in the head provision of this article shall be provided for in their respective internal regulations, without prejudice to applicable laws.	Without change	Agreed by SEST
CHAPTER VII Executive Board	Without change	Agreed by SEST
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Article 42. The Executive Board shall be comprised of the Chairman and up to 06 (six) officers, respecting the minimum number of 03 (three) members, all elected by the Board of Directors, with a unified management term of 02 (two) years, with a maximum of 03 (three) consecutive reinstatements being allowed.	Without change	Agreed by SEST

Sole Paragraph. The Chairman of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not hold the positions of President of the company and Chairman of the Board of Directors.

	Paragraph 1 The Chairman of Eletrobras shall be chosen from among the members of the Board of Directors, and the same person shall not hold the positions of President of the company and Chairman of the Board of Directors.	Renumbering of the paragraph to include an additional paragraph Agreed by SEST	Change without a legal nature.
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Without correlation	Paragraph 2 - The Board of Directors may carry out selection processes, including by means of an independent external consulting firm specializing in the selection of executives, without prejudice to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of Executive Board’s members and external members for the Committees.	Inclusion Suggestion of Committees. SEST’s Suggestion

This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.

Suggestion of wording:

“Paragraph 2 - The Board of Directors may carry out selection processes, including by means of an independent external consulting firm specializing in the selection of executives, without prejudice to the participation of the People, Eligibility, Succession and Compensation Committee, in order to assist it in the election of external members for the Committees.”

“Paragraph 3 - Eletrobras shall forward suggestions to the Ministry of Mines and Energy to fill the positions of Officers of the company, which may be selected by the Board of Directors by mean of an independent external consulting firm specializing in the selection of executives, without prejudice to the participation of the People, Eligibility, Succession and Compensation Committee.”

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Without correlation	Paragraph 3 - In addition to the provisions in these Articles of Incorporation, the management of the Executive Board’s members is governed by the provisions under Laws 6404/76 and 13303/2016, as well as by Decree No. 8945/2016.	SEST’s Suggestion	The inclusion of this provision is unnecessary, since such rules regulate the entire performance of Eletrobras as a government-controlled company and not only the management of the members of the Executive Board.
Article 43. The Executive Board is responsible for the general management of Eletrobras, abiding by the guidelines set by the Board of Directors.	Without change	Agreed by SEST
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Paragraph 1 The President and the executive officers may not exercise management, administration or consulting functions in private economy companies, concessionaires of public electric energy services or in companies of private law connected in any way to the electric sector, except in subsidiaries, controlled companies, specific purpose and concessionaire companies under State control, in which Eletrobras has an equity interest, where they may hold positions in the Board of Directors and Fiscal Council, observing the provisions of Law No. 9.292, of July 12, 1996, regarding the receipt of compensation.	Without change	Agreed by SEST
Paragraph 2 A condition for investiture in management positions is the undertaking of a commitment with specific goals and results to be achieved, which shall be approved by the Board of Directors.	Without change	Agreed by SEST
Without correlation	Paragraph 3 - The provisions in Articles 23 and 28 of these Articles of Incorporation apply to meetings held by the Executive Board.	SEST’s Suggestion	Without legal impediment for the intended change.
Article 44. The members of the Executive Board may not leave the position for more than thirty consecutive days, except in case of vacations or leave, as well as cases authorized by the Board of Directors, under penalty of loss of the position.	Without change	Agreed by SEST
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Paragraph 1 The granting of leave or holiday of up to thirty (30) days to the directors shall be the responsibility of the Executive Board, except as provided in item XXX of art. 36 of these Articles of Incorporation.

	Paragraph 1 - The grant of vacation, leave or leave of absence of up to thirty (30) days to the officers shall be the responsibility of the Executive Board, except for the competence of its Chairman and the provisions under Item XXX of Article 36 of these Articles of Incorporation.	SEST’s Suggestion	Change without a legal nature.
Paragraph 2 In the event of a temporary impediment, leave or vacation of any of the members of the Executive Board, their replacement shall be in the manner determined by their peers. However, a person from outside the Executive Board may not be chosen, unless this person is the President, whose substitute shall be appointed among other officers by the Board of Directors.	Paragraph 2 - In the event of a temporary impediment, leave or vacation of any of the members of the Executive Board, the Company’s CEO shall appoint a substitute among the other collective body members, except for the Chairman, the substitute of which shall be appointed among the remaining officers by the Board of Directors.	Conforming to the rule under item 5.4 of SEST Articles of Incorporation template. Agreed by SEST	The intended change is not subject to any legal impediment, provided that Article 143, Item II of Law No. 6404/76 [74] determines that the Articles of Incorporation regulare the subject.

[74] "Art. 143. The Executive Board shall comprise two (2) or more executive officers, elected and removable at any time by the board of directors, or, if not, by the shareholders’ meeting, given that the Articles of Incorporation shall establish:

(...)

II - the mode of its replacement;”

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Paragraph 3 Upon definite vacation of a position on the Board of Executive Officers, the same criterion as in Paragraph 2 shall be used for the replacement of the director retiring from the company until the meeting of the Board of Directors that decides for the permanent replacement and possession of the new officer, thus filling the vacant position, for the remaining term to the substituted.	Without change	Agreed by SEST
Without correlation	Paragraph 4 - The Executive Board’s members shall be entitled to XX days of paid leave within one year, which can be accumulated up to a maximum of two periods, and provided that its conversion into cash and indemnity shall not be allowed.	SEST’s Suggestion	The intended change is not subject to any legal impediment.
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Article 45. The Compliance Officer shall be selected by submission of a triple list defined by a company specialized in selection of executives.	Article 45. The election of the Officer, on whom the departments of corporate integrity and risk management are incumbent, shall be preceded by a selection process supported by an external consulting firm specializing in the selection of executives, without prejudice to the participation of the People, Eligibility, Succession and Compensation Committee.	SEST’s Suggestion

This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.

Upon approval of the above wording suggested for Paragraph 3 of Article 42, maintaining this provision in the Articles of Incorporation is considered unnecessary, since said Paragraph 3 of Article 42 covers all Officers. In this case, its exclusion is proposed.

Paragraph 1 - The corporate integrity division may report directly to the Board of Directors in situations of suspected involvement of the company’s CEO in violations or when the latter fails to take the necessary measures with regard to the situation reported to it.	Paragraph 1 - The corporate integrity division may report directly to the Board of Directors in situations of suspected involvement of the company’s CEO in violations or when the latter fails to take the necessary measures with regard to the situation reported to it.	See previous comment. Adjustment to Article 16, Paragraph 2 of Decree No. 8945/16. Agreed by SEST	The intended change is not subject to any legal impediment.
Paragraph 2 In the situations mentioned in the previous paragraph, the matter will be discussed without the presence of the President of the company.	Without change	Agreed by SEST
Article 46. Members of the Executive Board are prevented from carrying out activities that constitute a conflict of interest, subject to the form and term established in the relevant laws.	Without change	Agreed by SEST
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Paragraph 1 After the exercise of the management, the former member of the Executive Board who is in a situation of impediment may receive compensation of an indemnity nature equivalent only to the fixed monthly fee of the position he held, subject to paragraphs 2 and 3 of this article.	Without change	Agreed by SEST
Paragraph 2 Configuration of a situation of impediment will depend on previous manifestation of the Commission of Public Ethics of the Presidency of the Republic.	Without change	Agreed by SEST
Paragraph 3 The former member of the Executive Board shall not be entitled to compensation of an indemnity nature that, prior to the end of the period of incapacity, returns to the position he held in the public or private administration prior to his investiture, provided that he does not characterize a conflict of interest.	Without change	Agreed by SEST
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Article 47. In the exercise of its duties, Executive Board shall especially:	Without change	Agreed by SEST
I - prepare and submit to the Board of Directors Eletrobras’ administrative organization fundamental guidelines, as well as approve the referral of other matters within the competence of said Board;	“I – prepare, properly instruct, and submit to the Board of Directors the matters that depend on the decision of the Board of Directors, including the core guidelines of Eletrobras’ administrative organization, previously stating its view when there is no conflict of interest, except for matters that concern appointments for positions of Executive Directors of Eletrobras itself, which shall be directly submitted by the Company’s CEO;	Wording adjustment to exclude matter whose decision is exclusive by the Board of Directors Item 5.6, sub-item 9, of SEST Articles of Incorporation template, was also adjusted. Agreed by SEST

The intended change is not subject to any legal impediment.

Suggestion of minor wording adjustment:

“I – prepare, properly instruct, and submit to the Board of Directors the matters that depend on the decision of said Board, including the core guidelines of Eletrobras’ administrative organization, previously stating its view when there is no conflict of interest, except for matters that concern appointments for positions of Executive Directors of Eletrobras itself, which shall be submitted to the Board of Directors directly by the Company’s CEO;”

327

II - present, until the last ordinary meeting of the Board of Directors of the previous year, the business and management master plan for the following financial year, as well as the updated long-term strategy with risk analysis and opportunities for at least the next 5 (five) years;	Without change	Agreed by SEST

III - administer Eletrobras, and take the appropriate measures to ensure the faithful execution of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, expresses itself on acts and approve contracts according to the current authority policy, including, among these acts or contracts, but not limited to, the granting of financing to concessionaires of electric power public services under their control, and borrowing in the country or abroad;

	III - manage Eletrobras and take the appropriate measures to ensure the due accomplishment of the guidelines and resolutions of the Board of Directors and, except for the hypotheses of mandatory submission to the Board of Directors, state its view on acts and approve contracts in keepíng with the applicable internal regulations established by Eletrobras to govern the approving authority levels within Eletrobras Companies, including among such efforts or contracts, without limitation, the grant of funding to electricity utilities under its control, and the taking out of loans domestically or abroad;	Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Agreed by SEST	Change without a legal nature.
IV - set administrative, technical, financial and accounting standards for Eletrobras;	Without change	Agreed by SEST
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V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan;	V – prepare Eletrobras’ budgets in accordance with the strategic plan and the multiyear business and investment plan, and follow-up its accomplishment;	Adjustment in keeping with item 5.6, subitem 3, of SEST’s Articles of Incorporation template. Agreed by SEST	Change without a legal nature.

VI - approve the changes in the organizational structure of the boards of Eletrobras and its subsidiaries, including, in the case of Eletrobras, the creation, extinction and operation of Committees that are connected to it;

	VI - approve, in keeping with Article 36, Item XIII, the changes in the organizational structure of the boards of Eletrobras and its controlled companies, including, in the case of Eletrobras, the creation, extinction, and operation of Committees and Commissions that are connected to it;	Committees recommend maintaining a distinction between committee and commission. Agreed by SEST	Change without a legal nature.
VII - submit to the approval of the Board of Directors proposals on plans that establish hiring, career, access, advantages and conduct of Eletrobras employees;	Without change	Agreed by SEST
VIII - approve the names indicated by the directors to fill the positions directly subordinated to them;	Without change	Agreed by SEST
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IX - comment on the cases of admission, praise, punishment, transfer and dismissal of subordinate employees directly to the directors;	Without change	Agreed by SEST
X - delegate powers to directors to decide, on their own, with respect to matters under the assignment of the Board of Executive Officers;	Without change	Agreed by SEST
XI - delegate powers to directors and employees to authorize expenses, establishing limits and conditions;	Without change	Agreed by SEST
XII – authorize, in accordance with the laws in force, to leave the country of employees of Eletrobras, when it is for the performance of technical activities or professional development essential to its institutional mission;	Without change	Agreed by SEST
330

XIII - prepare, in each financial year, the Management Report, the financial statements, the distribution of dividends and the payment of interest on shareholders' equity and application of surplus values, to be submitted to the Board of Directors and Audit and Risk Committee for review, and to the examination and deliberation of the General Meeting;

	Without change	Agreed by SEST
XIV - prepare plans for issuance of convertible bonds and debentures, to be appraised by the Board of Directors, which will deliberate or submit to the General Meeting, as the case may be;	Without change	Agreed by SEST
XV - control the activities of subsidiaries or controlled companies;	Without change	Agreed by SEST
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XVI - appoint an Eletrobras' representative in the Meetings of the companies in which it participates as shareholder and in associations in which it participates as member, issuing instructions for its performance;	Without change	Agreed by SEST

In practice, there is no designation of a representative by the Board of Directors to attend shareholders’ meetings. The Eletrobras representative is the one with the term of office warranted by the President, according to the assignment contained in Article 48, Item III of the Articles of Incorporation (represent the company out of court).

Suggestion of wording:

“XVI - approve an Eletrobras’ representative in the Meetings of the companies in which it holds shareholding interest, and in associations in which it participates as member, issuing instructions for its performance;

XVII - approve the trading of rights related to the energy sector derived from research, development and innovation results of its subsidiaries;	Without change	Agreed by SEST
XVIII - establish voting guidelines for all Eletrobras subsidiaries in the Meetings of the Electric Energy Trading Chamber - CCEE;	Without change	Agreed by SEST
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XIX - decide on the acquisition, sale or encumbrance of personal and real estate property in accordance with the values defined in the current authority policy;	XIX – deliberate on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the values defined in the internal regulations set forth by Eletrobras to govern the approving authority levels within Eletrobras Companies, which are in force;	Adjustment to conform the name of Authority Scope Policy to Regulations that govern the approving authority levels of Eletrobras Companies. Agreed by SEST	Change without a legal nature.
XX – prepare, amend and approve its Internal Regulations; and	XX – prepare, amend and approve its Internal Regulations; and	Wording adjustment to exclude letter “e” at the end of the item.	Change without a legal nature.
XXI - supervise and monitor corporate entities, including Specific Purpose Companies - SPEs in which it holds equity interests, in terms of governance practices, results presented and control, in proportion to the relevance, materiality and risks of the business.	Without change	Agreed by SEST
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Without correlation	XXII – approve Eletrobras’ authority level for fiscal directors of subsidiaries, investees, associations, and foundations, in addition to the appointments of subsidiaries for management and fiscal bodies of their controlled companies, investees, associations, and foundations, in accordance with the scope defined in internal regulations prepared by Eletrobras;

Inclusion of Item to set out that the choices for positions in the Fiscal Boards, including in the cases of SPE’s of the subsidiaries, except for Eletrobras itself, are included as competence of DEE, under the terms of the Appointment Regulations for positions in Governing agencies of the Eletrobras companies in force.

Agreed by SEST

Without legal impediment for the intended change.
Without correlation	XXIII - evaluate the results of its businesses and follow up the sustainability of its business activities, strategic risks, and respective mitigation measures, preparing management reports with management indicators.	Inclusion according to item 5.6, sub-items 1 and 2, Template of SEST Articles of Incorporation. Agreed by SEST	Change without a legal nature.
Without correlation	XXIV - make available to other governance bodies qualified personnel and an appropriate structure to act as secretary and provide the necessary technical and operational support.	There was inclusion of new wording pursuant to item 5.6, subitem 11, SEST’s Articles of Incorporation template. Agreed by SEST	Change without a legal nature.
Without correlation	XXV - propose the incorporation of subsidiaries, and the acquisition of minority shareholdings to fulfill the Company’s corporate purpose, subject to the legal provisions in this regard;	SEST’s Suggestion	Without legal impediment for the intended change.
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Without correlation	XXVI - deliberate on the matters submitted by any Officer.	There was inclusion of new wording pursuant to item 5.6, subitem 15, SEST’s Articles of Incorporation template. Renumbering Agreed by SEST	The intended change is not subject to any legal impediment, provided that Article 143, Paragraph 2 of Law No. 6404/76[75]
Without correlation	XXVII – approve the Company’s quarterly financial information.	Explaining the assignment that has been performed by the Executive Board. The Board of Directors only authorizes the publication of the ITRs after their formal analysis. Renumbering Agreed by SEST	Change without a legal nature.
Without correlation	XXVIII - fulfill and enforce these Articles of Incorporation, the resolutions of the Shareholders’ Meeting, and of the Board of Directors, as well as evaluate the recommendations of the Fiscal Board.	SEST’s Suggestion	The intended change is not subject to any legal impediment.
CHAPTER VIII Assignments of Chairman and Officers	CHAPTER VIII Assignments of Chairman ~~and Officers~~	Excluding Officers Agreed by SEST	Change without a legal nature.

[75] “Article 143. The Executive Board shall comprise two (2) or more executive officers, elected and removable at any time by the board of directors, or, if not, by the shareholders’ meeting, given that the Articles of Incorporation shall establish:

(...)

Paragraph 2 The Articles of Incorporation may provide that certain decisions, which are the responsibility of the officers, are taken at an executive board’s meeting."

335

Article 48. Without prejudices of other assignments of the Executive Board, the President of the company is responsible for:	Without change	Agreed by SEST
I - lay down, manage and monitor the Strategic Planning and the Business and Management Master Plans of Eletrobras companies;	I - arrange the preparation, management, and monitoring of the Strategic Planning and the Business and Management Steering Plan of Eletrobras, as well as supervising the preparation of the Eletrobras companies’ Business and Management Plans, and monitoring their accomplishment;	Woring adjustment - PDNG is only in the Holding, and PNG in Eletrobras companies. Agreed by SEST	Change without a legal nature.
II - promote the management of performance, sustainability and business development;	II - Further the energy efficiency concerning Federal Government Programs and Eletrobras companies, inside and outside the country;	Wording according to the third assignment of PR, pertaining to energy efficiency. Agreed by SEST	Change without a legal nature.
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III - represent Eletrobras, judicially or extrajudicially, or before other companies, shareholders and the public in general, and may delegate such powers to any director, as well as appoint representatives, attorneys, agents or agents;

III - represent Eletrobras, judicially or extrajudicially, or before other companies~~, shareholders~~ and the public in general, given that he/she may delegate such assignments ~~powers~~ to any officer, as well as appoint representatives, attorneys-in-fact, agents or proxies, always establishing in a specific instrumento the extent of the powers delegated;;

Adjustment of wording, with exclusion of word “shareholders”.

According to the current internal structure, the responsibility of satisfying shareholders and investors lies with the Financial and Investor Relations Officer. Such competence is defined in the current Material Information Disclosure Manual filed with the CVM.

SEST’s Suggestion

The intended change is not subject to any legal impediment.
IV - preside over the General Meetings;	~~IV - preside over the General Meetings;~~	To be excluded The new rule assigns this taks to the Chairman of the Board of Directors. Agreed by SEST

V - hire and fire employees;	IV - ~~hire and dismiss employees~~ issue acts pertaining to the hiring, designation, promotion, transfer, and dismissal of employees, given that he/she may delegate such assignments;	SEST’s Suggestion - V - issue acts pertaining to the hiring, designation, promotion, transfer, and dismissal of employees; Governance Secretariat – “given that he/she may delegate such assignments;”	The intended change is not subject to any legal impediment.
VI - render official the appointments approved by the Executive Board;	Renumbering	Agreed by SEST	Change without a legal nature.
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VII - develop a policy of relationship policy between the Holding and Eletrobras companies with the company and coordinate press activities, internal communication, events, advertisement, sponsorship and ceremonial, in keeping with the guidelines of the Securities Commission;	VI - develop internal regulations to govern the relationship between the Holding and Eletrobras companies with the company and coordinate press activities, internal communication, events, advertisement, sponsorship, and ceremonies;	Adjustment to cover internal regulations as a generic term. Agreed by SEST	A minor wording adjustment is recommended due to the guidelines issued by CVM in Circular Letter No. 7/2020-CVM/SEP, which provides for the presentation of “lives” in the presence of publicly-held company executives.

VIII - together with another director, to move the monies of Eletrobras and to sign acts and contracts, and this power may be delegated to the other officers and attorneys or employees of Eletrobras, with the approval of the Executive Board;

	VII - together with another officer, perform transactions with the financial resources of Eletrobras and to sign acts and contracts, provided that this power may be delegated to the other officers and attorneys-in-fact or employees of Eletrobras, upon approval of the Executive Board;	Adjustment of wording. Agreed by SEST	Change without a legal nature.
IX – ratify, in the form of the applicable laws, the act of Eletrobras companies that deliberates for the removal of the country from its respective employees, except as provided in art. 47, XII of these Articles of Incorporation;	VIII – approve, under the terms of the applicable laws, the act of Eletrobras companies that deliberates for the removal from the country of its respective employees, except as provided for in Article 47, XII of these Articles of Incorporation; and	Excluding “and” at the end of the text. Agreed by SEST	Change without a legal nature.
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X – appoint an electoral commission with the purpose of organizing the election of the employee representative on the Board of Directors, also being responsible to announce the winning candidate and communicate the result to the controlling shareholder to adopt the necessary measures for the appointment of the employee representative on the Board of Directors; and	Renumbering	Agreed by SEST	Change without a legal nature.
Without correlation	X – remand the resolutions of the Executive Board, as well as coordinate the activities of its members;	SEST’s Suggestion NOTE: PR does not remand the resolutions of the Executive Board	Suggestion of wording. “X - coordinate the activities of the Executive Board’s members;
Without correlation	XI - ~~create amd~~ ratify the bidding processes, according to the assignments provided for in Eletrobras’ internal regulations, given that he/she may delegate such assignments;	SEST’s Suggestion	A minor wording adjustment is recommended, since, in accordance with the Eletrobras Companies’ Biddings and Contracts Regulation and with the current Authority Scope Policy, there may be cases in which the Executive Board approves bidding processes.
Without correlation	XII - keep the Board of Directors and Inspector posted of the Company’s activities;	SEST’s Suggestion	Change without a legal nature.
339

XI – exercise other assignments established by the Board of Directors.	Renumbering	Agreed by SEST	Change without a legal nature.
340

Article 49. Without prejudice to other activities assigned to them by the Board of Directors, the Officers have the following duties:

Article 49. Without prejudice to other activities assigned to them by the Board of Directors, the Officers have the following duties:

I – to manage the activities in its area of operation, in keeping with the Strategic Planning, the Business and Management Steering Plan of the Holding, and the Business and Management Plans of the Eletrobras companies;

II – to participate in the meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting the matters of its respective area of operation; and

III – to fulfill and enforce the general business guidelines of the company established by the Board of Directors in the management of his/her specific area of activity.

Sole Paragraph - The specific assignments and powers of the Company’s CEO and each Officer are covered in the Eletrobras’ Organization Manual.

Inclusion of Items to conform the assignments of the officers with simplified wording. Agreed by SEST

This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.

However, it should be noted that, in the opinion of this PRJE, the provision contained in the sole paragraph is excessive considering the provisions of Article 143[76], Item IV of Law No. 6404/76

Paragraph 1 The Generation Officer shall:	~~Paragraph 1 The Generation Officer shall:~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
IV. prospect, evaluate and develop energy supply expansion projects;	~~V. prospect, evaluate and develop energy supply expansion projects;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
VI. establish guidelines for the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;	~~VII. establish guidelines for the energy trading business and coordinate the participation of Eletrobras companies in energy auctions;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.

[76] “Article 143. The Executive Board shall comprise two (2) or more executive officers, elected and removable at any time by the board of directors, or, if not, by the shareholders’ meeting, given that the Articles of Incorporation shall establish:

(...)

IV - the duties and powers of each officer.”

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VIII. establish guidelines for maintenance programs and monitoring of operational performance of operating plants; and	~~IX. establish guidelines for maintenance programs and monitoring of operational performance of operating plants; and~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
X. coordinate activities related to sector regulation in generation, energy trading and energy efficiency businesses.	~~XI. coordinate activities related to sector regulation in generation, energy trading and energy efficiency businesses.~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
Paragraph 2 The Transmission Officer shall:	~~Paragraph 2 The Transmission Officer shall:~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
V. promote analysis of opportunities in new transmission businesses;	~~VI. promote analysis of opportunities in new transmission businesses;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
342

VII. promote the accomplishment of investment programs and implementation of transmission projects in which Eletrobras has interest;	~~VIII. promote the accomplishment of investment programs and implementation of transmission projects in which Eletrobras has interest;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
IX. define the guidelines and monitor the operational performance and transmission maintenance programs within the scope of the Eletrobras companies; and	~~X. define the guidelines and monitor the operational performance and transmission maintenance programs within the scope of the Eletrobras companies; and~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
XI. promote activities related to sector regulation in the electricity transmission segment within the scope of the Holding and Eletrobras companies.	~~XII. promote activities related to sector regulation in the electricity transmission segment within the scope of the Holding and Eletrobras companies.~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
Paragraph 3 The Distribution Officer shall:	~~Paragraph 3 The Distribution Officer shall:~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
IV. align the management of distribution companies with the Strategic Planning of Eletrobras companies;	~~V. align the management of distribution companies with the Strategic Planning of Eletrobras companies;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
343

VI. monitor policies, strategies, planning, technical and commercial services and results of Distribution companies;	~~VII. monitor policies, strategies, planning, technical and commercial services and results of Distribution companies;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
VIII. define and monitor economic, financial and commercial and operational indicators of Distributors; and	~~IX. define and monitor economic, financial and commercial and operational indicators of Distributors; and~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
X. promote the technical and institutional relationship with government agencies and Associations in matters related to the sector regulation of the electricity distribution business.	~~XI. promote the technical and institutional relationship with government agencies and Associations in matters related to the sector regulation of the electricity distribution business.~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
Paragraph 4 The Compliance Officer shall:	Paragraph 4 ~~The Compliance Officer shall:~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
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II. to ensure procedural compliance and risk mitigation in the activities of the Holding and Eletrobras companies, including fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations, as well as to ensure the compliance requirements described in Law 13303/2016 are respected;	~~V. to ensure procedural compliance and risk mitigation in the activities of the Holding and Eletrobras companies, including fraud and corruption, ensuring adherence to laws, rules, standards and internal and external regulations, as well as to ensure the compliance requirements described in Law 13303/2016 are respected;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
VI. adopt mechanisms and internal integrity procedures, as provided for in Decree 8.420/15, to allow detection and correction of deviations, fraud, irregularities, and to encourage reporting of irregularities;	II. ~~adopt mechanisms and internal integrity procedures, as provided for in Decree 8.420/15, to allow detection and correction of deviations, fraud, irregularities, and to encourage reporting of irregularities;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
345

VII. identify, evaluate, treat, monitor and communicate operational losses that could have been avoided by better management of risks inherent in the main processes of Eletrobras companies, expanding the accountability of the parties involved; and	III. ~~identify, evaluate, treat, monitor and communicate operational losses that could have been avoided by better management of risks inherent in the main processes of Eletrobras companies, expanding the accountability of the parties involved; and~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
VIII. to provide the Boarde of Directors, the Audit and Risk Committee and the Executive Board with independent, impartial and timely assessments of the effectiveness of risk management, adequacy of internal controls and compliance with the rules and regulations associated with Eletrobras’ operations, especially those related to the risks evidenced in the Company’s anticorruption practices.	~~V. to provide the Boarde of Directors, the Audit and Risk Committee and the Executive Board with independent, impartial and timely assessments of the effectiveness of risk management, adequacy of internal controls and compliance with the rules and regulations associated with Eletrobras’ operations, especially those related to the risks evidenced in the Company’s anticorruption practices.~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
Paragraph 5 The Financial Officer and the Investor Relations Officer shall:	~~Paragraph 5 The Financial Officer and the Investor Relations Officer shall:~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
V. promote Eletrobras’ economic-financial, tax and fiscal planning and control;	~~II. promote Eletrobras’ economic-financial, tax and fiscal planning and control;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
346

VI. promote accounting control and demonstration of economic-financial results;	~~III. promote accounting control and demonstration of economic-financial results;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
VII. promote economic and financial analyses of investments and divestments; and	~~IV. promote economic and financial analyses of investments and divestments; and~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
VIII. promote corporate, economic and financial management of interests, including in Specific Purpose Companies.	~~V. promote corporate, economic and financial management of interests, including in Specific Purpose Companies.~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
Paragraph 6 The Legal and Corporate Management Officer shall:	~~Paragraph 6 The Legal and Corporate Management Officer shall:~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
V. legally represent Eletrobras in the judicial and administrative spheres, and provide internal legal advice;	~~II. legally represent Eletrobras in the judicial and administrative spheres, and provide internal legal advice;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
VI. promote people management practices;	II. ~~promote people management practices;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
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VII. provide infrastructure and supply of goods and services;	IV. ~~provide infrastructure and supply of goods and services;~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
VIII. provide Information Technology and Data and Voice Telecommunication resources.	V. ~~provide Information Technology and Data and Voice Telecommunication resources.~~	To be excluded Simplified wording with respect to the officers’ assignments in the items above. Agreed by SEST	This issue was reviewed under memoranda numbered PRJE–0012/2020, dated January 17, 2020, and PRJE 0120/2020, dated June 19, 2020, to which we refer.
CHAPTER IX Fiscal Board	Without change	Agreed by SEST
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Article 50. The permanent Audit Committee shall be comprised of 05 (five) members and their respective alternates, elected by the Annual General Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 02 (two) year terms. 02 (Two) consecutive reappointments are allowed. Therefore, the Audit Committee shall be formed as follows:

	Article 50. The permanent Audit Committee shall be comprised of 05 (five) members and their respective alternates, elected by the Annual General Meeting, all Brazilians residing and domiciled in the country, shareholders or non-shareholders, for 02 (two) years of unified term of office. 02 (Two) consecutive reappointments are allowed. Therefore, the Audit Committee shall be formed as follows:	Inclusion of the word “unified” to regularize the unified term of office of the Fiscal Board, avoiding mismatch of terms of office between members. Agreed by SEST

This inclusion is not recommended, because when Law No. 13303/16 intended to warrant a unified term of office, it did so expressly for the Board of Directors and the Executive Board (Article 13[77], Item VI), not providing for the term of office of the Fiscal Board (Article 13[78], Item VIII).

It should be noted that this issue was reviewed under memoranda numbers PRJE 038/2019, dated February 20, 2019, and PRJE 0120/2020, dated June 19, 2020, to which there is reference hereunder.

Recommendation to keep the current wording.

I – 01 (One) member and his/her alternate appointed by the Ministry of Economy, as representative of the National Treasury, who shall be a public servant with permanent connection with the federal government;	Without change	Agreed by SEST
II – 02 (Two) members and respective alternates elected by the controlling shareholder;	Without change	Agreed by SEST
II – 01 (One) member and respective alternate elected by the minority shareholders; and	Without change	Agreed by SEST

[77] “Article 13. The law authorizing the establishment of the government-owned companies and government-controlled companies shall provide for guidelines and restrictions to be considered in the preparation of the company’s Articles of Incorporation, especially:

(...)

VI - term of office of the members of the Board of Directors and of the appointees for the position of officer, which shall be unified and not longer than two (2) years, with a maximum of three (3) consecutive reappointments being allowed;”

[78] “Article 13. (...)

(...)

VIII - term of office of the Fiscal Board’s members no longer than two (2) years, with two (2) consecutive reappointments at the most being allowed.”

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II – 01 (One) member and respective alternate elected by the holders of preferred shares.	Without change	Agreed by SEST
Paragraph 1 The members and their respective alternates of the Audit Committee appointed under the terms of items III and IV of this article shall be elected by separate vote.	Without change	Agreed by SEST
Paragraph 2 Within the period provided for in the head provision of this article, the preceding periods of performance occurred less than 02 (two) years shall be considered.	Without change	Agreed by SEST
Paragraph 3 Once the maximum term provided for in the head provision of this article has been reached, the return of the member of the Audit Committee can only occur after a period equivalent to a term of performance.	Without change	Agreed by SEST
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Article 51. The member of the Eletrobras Audit Committee shall only take office upon satisfaction of the conditions imposed by the applicable laws and those set forth in the Appointment Policy of Eletrobras companies.

Article 51. The investiture in the position of Fiscal Board of Eletrobras shall abide by the conditions imposed by the applicable laws, especially the provisions under Article 17, Paragraph 2 of Law No. 13303/2016, as well as those provided for in the internal regulations established by the Company to govern appointments for positions in governance bodies of Eletrobras companies, and should always be preceded by an opinion issued by the People, Eligibility and Succession Committee.

Adjustment to conform the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies, and inclusion to CF of the same preclusions of the Board of Directors.

SEST’s Suggestion

Without legal impediment for the intended change, since it is in keeping with the provisions under Article 21[79], Item I of Decree No. 8945/2016, as well as Official Letter No. 227/2018/CVM/SEP/GEA-1, dated June 07, 2018, of CVM, which stated the understanding of this Commission in the sense that the preclusions established by Article 17[80], Paragraph 2 of Law No. 13303/2016 are also applicable to candidates for the Fiscal Board of public companies and government-controlled companies.

In this sense, attention is also drawn to CEMIG’s precedent (PROC. SEI 19957.004466/2018-41), in which CVM board expressly recognized that the preclusions established under Article 17 of Law No. 13303/16 are also applicable to candidates appointed to the Fiscal Board.

Paragraph 1 Whenever the Appointment Policy intends to impose additional requirements to those contained in the applicable laws to Members of the Audit Committee of Eletrobras, such requirements shall be forwarded to the Shareholders’ Meeting to be decided by the shareholders.	Paragraph 1 - Whenever an internal regulation established by Eletrobras is intented to impose additional requirements to those set forth in the applicable laws to Fiscal Directors of Eletrobras, such requirements shall be forwarded to the Shareholders’ Meeting for deliberation by the shareholders.	Adjustment to conform the name of Appointment Policy to Regulations for Appointment to positions in Governance agencies of Eletrobras companies. Agreed by SEST	Change without a legal nature.

[79] “ Article 21. The state-owned company shall create an eligibility committee set forth in the Articles of Incorporation with the following jurisdictions:

I - provide an opinion in order to assist shareholders in the appointment of directors and Fiscal Directors on the fulfillment of the requirements and absence of preclusions for the respective elections; and"

[80] “Article 17. The members of the Board of Directors and the nominees for the positions of officer, including President, General Officer and Chief Executive Officer, shall be chosen among citizens of unimpeachable reputation and of well-known knowledge, and one of the requirements of letters “a,” “b,” and "c” of Item I and, cumulatively, the requirements of Items II and III:

(...)

Paragraph 2 Appointing the following to the Board of Directors and executive board is forbidden:

I - a representative of the regulatory body to which the government-owned company or government-controlled company is subject, as Minister of State, Secretary of State, Municipal Secretary, holder of a position, without permanent connection with the public service, of a special nature or senior manahement and advice in the public administration, of statutory officer of political party, and holder of an office in the Legislative Branch of any federation entity, even if under a license from such office;

II - a person who has acted for the last 36 (thirty-six) months as a participant in the decision-making structure of a political party or in work connected to the organization, structuring, and performance of an electoral campaign;

III - a person that holds a position in a labor’s union;

IV - a person who has signed a contract or partnership, as supplier or buyer, applicant or offerer, of goods or services of any nature, with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself for less than three (3) years prior to the date of appointment;

V - a person who has or may have any form of conflict of interest with the political-administrative person controlling the government-owned company or government-controlled company or with the company itself.”

351

Paragraph 2 The members of the Audit Committee shall be invested in their positions, regardless of execution of the term of tenure, since their respective election.	Paragraph 2 - The members of the Fiscal Board shall be installed in ther offices upon execution of an oath of office, as from the date of the respective election.	SEST’s Suggestion	No legal impediment for the intended change, since it is in line with the CVM’s understanding set out in process No. CVM RJ 2005/3475 in which the said governmenta agency expressed a view that the head provision of Article 149 of Law No. 6404/76 should also be applied to members of the Fiscal Board.

Paragraph 3 - Each member of the audit committee shall, before entering the exercise of the functions and upon leaving office, submit an annual statement of assets to the company, to the Public Ethics Committee of the Presidency of the Republic - CEP/PR and to the Federal Audit Court.

Paragraph 3 - The fiscal director shall, before taking up his duties, submit authorization to the Company for access to DIRPF - the Annual Individual Income Tax Adjustment Statements, and any amendments submitted to RFB - the Brazilian Federal Revenue Service, according to the form provided by the Federal Accounting Court.

Inclusion to cover TCU Normative Instruction No. 87/2020, which requires that the form for access is provided by the invested public agent, since TCU’s access to this annual statement of assets is made electronically by agreement executed with RFB and backed by the authorization form for access, and not through direct access to the statement kept in the company.

Agreed by SEST

Without legal impediment for the intended change.
352

Paragraph 4 The monthly remuneration due to the members of the Audit Committee shall not exceed ten percent of the average monthly remuneration of the officers, excluding the amounts related to additional vacation and benefits. Payment of profit sharing and payment of remuneration exceeding the amount paid to directors are forbidden.	Without change	Agreed by SEST
Paragraph 5 The members of the audit committee elected shall participate in the investiture and annually in specific training on corporate legislation and capital market, disclosure of information, internal control, code of conduct, Law 12.846/2013 and other themes related to Eletrobras’ activities.	Without change	Agreed by SEST
Paragraph 6 The member of the audit committee who fails to participate in any annual training offered by the company in the last two years may not be reinstated.	Without change	Agreed by SEST
353

Paragraph 7 The members of the Audit Committee shall perform their functions, which may not be delegated, in the sole interest of the company, being considered abusive the exercise of the function in order to cause damage to the company, or its shareholders or administrators, or to obtain for itself or to another, an advantage to which it is not entitled and that results, or may result, in damages to the company, its shareholders or administrators.	Without change	Agreed by SEST
Paragraph 8 The contracting of insurance set forth in paragraphs 1 and 4 of article 29 of these Articles of Incorporation applies to the members of the Audit Committee.	Without change	Agreed by SEST
Paragraph 9 - The limitations set forth in the head provision and in the sole paragraph of article 31 of these Articles of Incorporation apply to the members of the Audit Committee.	Without change	Agreed by SEST
354

Article 52. The members of the Audit Committee shall elect their Chairman at their first meeting. The Chairman will be responsible for submitting the resolutions of the Committee, as recorded in the minutes and Audit Committee Opinion book, to the company, for compliance.

	Article 52. At the first meeting after the election, the Fiscal Board members shall sign the term of adhesion to the company’s Code of Conduct and to its Policies, as well as elect ~~in their first meeting~~its Chairman, who shall be responsible for forwarding, for appraisal, the deliberations assessment of the company, the view statements and recommendations of the body, recorded in the minutes and Opinions of the Fiscal Board.	Conforming to sub-item 10, item 5.6 of SEST's Articles of Incorporation template. SEST’s Suggestion	Change without a legal nature.
Paragraph 1 In the event of vacancy, resignation, impediment or unjustified absence to two consecutive or three interspersed meetings, in the last 12 (twelve) meetings, the member of the Audit Committee shall be replaced, until the end of the term, by the respective alternate, who shall be entitled to respective remuneration.	Without change	Agreed by SEST
355

Paragraph 2 Transportation and accommodation expenses will be reimbursed to members of the Audit Committee whenever they live outside the city in which the meeting is held, and, if they reside in the city, only transportation expenses will be reimbursed.

	Paragraph 2 - The members of the Fiscal Board shall be reimbursed for its expenditure with transportation, food and accommodation, whenever they live outside the city in which the meeting is held, and, if they reside in the city, only for transportation and food expenses.	Including “food” as provided form in SEST's Articles of Incorporation template and validating the payment of daily rates. SEST’s Suggestion	Change without a legal nature.
Article 53. In the exercise of its duties, the Audit Committee is responsible, without prejudice to the powers set forth in the current laws, for:	Without change	Agreed by SEST
I - supervising, for any of its members, the acts of the managers and checking compliance with their legal and statutory duties;	Without change	Agreed by SEST
II - stating their opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the deliberation of the Shareholders’ Meeting;	Without change	Agreed by SEST
356

III - providing opinion about the proposals of the management bodies to be submitted to the General Meeting regarding the modification of the share capital, issue of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, consolidation, merger or spin-off;	Without change	Agreed by SEST
IV - denouncing, which is valid for any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the Shareholders’ Meeting, any errors, fraud or crimes they discover, and suggest useful measures;	Without change	Agreed by SEST
357

V - calling the Shareholders’ Meeting, if the management bodies delay the call for more than one month, and the Special Shareholders’ Meeting, whenever there are serious or urgent reasons, including on the agenda of the Meetings such matters as they deem necessary;	Without change	Agreed by SEST
VI - reviewing, at least quarterly, the balance sheet and other financial statements, periodically prepared by Eletrobras;	Without change	Agreed by SEST
VII - reviewing the financial statements of the accounting year, and commenting on them;	Without change	Agreed by SEST
VIII - performing the assignments provided for in Items I to VII, in the case of liquidation of Eletrobras;	Without change	Agreed by SEST
IX – reviweing RAINT – Annual Internal Audit Activity Report, and PAINT – the Annual Internal Audit Plan ;	Without change	Agreed by SEST
358

XXXIX – at least once a year, conducting a performance appraisal of its members and of members of the Fiscal Board, as a collective body, under the terms of the applicable laws;	Without change	Agreed by SEST
XI – preparing, amending, and approving its Bylaws;	Without change	Agreed by SEST
XII - monitor equity, financial and budgetary execution, with powers to examine books, any other documents and request information; and	Without change	Agreed by SEST
XIII - oversee compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits.	Without change	Agreed by SEST
359

Without correlation	XIV - provide, whenever requested, information on matters within its competence to the shareholder, or group of shareholders, who represent at least ~~5% (five percent)~~ 1% (one percent) of the company’s capital stock.	SEST’s Suggestion

Considering that Article 163[81], Paragraph 6 of Law No. 6404/76 provides for a percentage of 5%, Article 291[82] head provision of the same law allows CVM to reduce, by setting the scale according to the value of the capital, the minimum percentage applicable to publicly-held companies established in some provisions, including Article 163, Paragraph 6

In this sense, CVM Instruction No. 627/2020, in its Article 2[83], provides for the percentage of 1% as necessary to request information from the Fiscal Board, based on the value of Eletrobras’ capital.

Suggestion: condition to the legal percentage or set by CVM.

[81] “Article 163. The Audit Committee shall be responsible for:

(...)

Paragraph 6 - The fiscal board shall provide the shareholder, or group of shareholders that represent at least five percent (5% of the capital stock, whenever requested, with information on matters within its jurisdiction.”

[82] “Article 291. The Securities and Exchange Commission may reduce, by setting the scale according to the value of the capital, the minimum percentage applicable to publicly-held companies, established in Article 105, in Subitem “c” of sole paragraph of Article 123, head provision of Article 141, Paragraph 1 of Article 157, in Paragraph 4 of Article 159, in Paragraph 2 of Article 161; in Paragraph 6 of Article 163; in Subitem a of Paragraph 1 of Article 246; and in Article 277."

[83] “Article 2 - The percentages provided for in Article 105, in Subitem “c” of sole paragraph of Article 123, Paragraph 1 of Article 157, in Paragraph 4 of Article 159, in Paragraph 6 of Article 163 and in Paragraph 1, Subitem “a,” of Article 246, all of Law No. 6404, of 1976, are reduced according to the value of the capital of the publicly-held company, according to the following table:

Range of Capital Stock (BRL 1)	Minimum Percentage (%)
0 to 100,000,000	5
100,000,001 to 1,000,000,000	4
1,000,000,001 to 5,000,000,000	3
5,000,000,001 to 10,000,000,000	2
above 10,000,000,000	1

"

360

Paragraph 1 The management bodies shall have, in a written communication, to make copies of the minutes of their meetings available to the members in office of the Audit Committee within ten days and, within fifteen days of their receipt, copies of the balance sheets and financial statements, prepared from time to time, and budget execution reports.	Without change	Agreed by SEST
Paragraph 2 The members of the Audit Committee shall attend the meetings of the Board of Directors or of the Executive Board, in which they deliberate on the matters in which they should comment (items II, III and VII of this article).	Without change	Agreed by SEST
Article 54. The Audit Committee shall meet ordinarily once a month and, extraordinarily, whenever convened by the Chairman of the Board of Directors, by the President of the Collegiate Body.	Without change	Agreed by SEST
361

Sole Paragraph. The minimum quorums for meeting and approval of matters in the Audit Committee are three members.	Sole Paragraph. The meetings held by the Fiscal Board shall abide by the provisions under Article 28 of these Articles of Incorporation, in keeping with  ~~the minimum quorum~~ of three directors for the meeting and approval of issue~~sin the Fiscal Board are three directors.~~ of its competence~~.~~	SEST’s Suggestion	Without legal impediment for the intended change.
CHAPTER X Accounting Year and Financial Statements	Without change	Agreed by SEST
Article 55. The fiscal year shall coincide with the calendar year, beginning on January 1 and ending on December 31 of each year, and shall comply, with respect to the financial statements, with the provisions of Law 3,890-A, of 1961, to Federal laws on electric energy, to the laws on public companies and to this Articles of Incorporation.	Without change	Agreed by SEST
362

Paragraph 1 In each fiscal year, a dividend distribution of not less than twenty-five percent of the net income, adjusted according to the Law, shall be mandatory, subject to the Dividend Distribution Policy.	Without change	Agreed by SEST
Paragraph 2 The amounts of dividends and interest paid or credited as compensation on shareholders' equity, due to shareholders, will be subject to financial charges, from the end of the fiscal year up to the day of effective payment or payment, without prejudice to the incidence of Interest, when such payment is not made on the date set by the General Meeting.	Without change	Agreed by SEST
363

Paragraph 3 he amount of interest, paid or credited, as interest on capital, pursuant to art. 9, Paragraph 7 of Law No. 9249 of December 26, 1995, and of the pertinent laws and regulations, may be imputed to the holders of common shares and the minimum annual dividend of the preferred shares, integrating such amount to the amount of the dividends distributed by Eletrobras for all legal purposes.	Without change	Agreed by SEST
Article 56. The General Meeting shall allocate, in addition to the legal reserve, calculated on the net profit for the year:	Without change	Agreed by SEST
I - one percent as a reserve for studies and projects, intended to cover the execution of studies and projects of technical-economic feasibility of the electric energy sector, whose accumulated balance may not exceed two per cent of the paid-in capital stock; and	Without change	Agreed by SEST
364

II - fifty percent, as an investment reserve, intended to be invested in the investments of public electricity utility concessionaires, whose accumulated balance may not exceed seventy-five percent of the paid-in capital stock.	Without change	Agreed by SEST
Article 57. The Annual General Meeting shall allocate annually the amount corresponding to up to one per cent calculated on the net profits of the fiscal year, observing the limit of one per cent of the paid-in capital stock, to cover the provision of social assistance to its employees, in accordance with plans approved by the Board of Executive Officers.	Without change	Agreed by SEST
Article 58. Eletrobras shall yearly allocated, from its own budget, at least five percent of the paid-in capital as of the closing of the immediately preceding financial year, stated in the budget, for use in technological development programs.	Without change	Agreed by SEST
365

Article 59. The claim contained in the lawsuit that has as its object to judicially claim the payment of dividends prescribes in three years, which, unclaimed opportunely, will revert to the benefit of Eletrobras.	Without change	Agreed by SEST
CHAPTER XI Employees	Without change	Agreed by SEST
Article 60. The positions of permanent member of Internal Audit, permanent member of the Ombudsman’s office and permanent member of the Governance Department shall be occupied by employees from Eletrobras’ or its companies’ permanent staff.	Article 60. The positions of holders of organizational units connected to the Board of Directors shall be exercised preferably by employees of the permanent staff of Eletrobras or its companies.	Wording adjustment to make the text generic. Agreed by SEST	Change without a legal nature.
Article 61. The employees of Eletrobras, its subsidiaries, affiliated companies and subsidiaries will abide by, as appropriate, the provisions of Labor Laws, Law No. 3,890-A, of 1961, and of these Articles of Incorporation.	Without change	Agreed by SEST
Article 62. The Eletrobras Staff shall be composed of:	Without change
366

I - personnel admitted to positions of permanent career, by means of a selective process, consisting of tests, or of tests and titles;	I - personnel hired to positions of permanent staff, upon ~~process of selection~~prior approval in a process of selection, consisting of tests, or of tests and titles;	SEST’s Suggestion	Without legal impediment for the intended change, since it is in keeping with the provisions under Article 37[84], Item II of CRFB.
II - persons in senior management positions, the amount of which shall be determined by the Board of Directors, in accordance with the provisions of item XXXI of art. 36 of these Articles of Incorporation; and	Without change	Agreed by SEST
III - personnel hired for a fixed term contract, abiding by the applicable laws.	Without change	Agreed by SEST

[84] “Article 37. The direct and indirect public administration of any of the Powers of the Federal Government, the States, the Federal District and the Municipalities shall abide by the principles of legality, impersonality, morality, publicity, and efficiency and, also, the following:

(...)

II - investiture in a public position or job title depends on prior approval in a public exam or evidencing of degrees and titles, according to the nature and complexity of the position or job title, as provided by law, with the exception of appointments for a commission position stated in law of free appointment and dismissal;”

367

Paragraph 1 The senior management's trust functions and the powers and responsibilities of their respective holders shall be defined in the Eletrobras job and salary plan.	Without change	Agreed by SEST
Without correlation	Paragraph 2 - Requirements for the filling of other positions, exercise of assignments, and respective salaries shall also be set in the Staff and Compensation Plan.	SEST’s Suggestion	Change without a legal nature.
Paragraph 2 The functions referred to in paragraph 1 may, exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists outside the company's permanent staff.	Renumbering	Agreed by SEST	Change without a legal nature.
368

Paragraph 3 Occupants of trusteeship positions who perform management acts aiming to create salary advantages without forecast or in disagreement with the provisions of employment contracts, job and salary plan, collective bargaining or with the current laws, will be accountable for losses caused to the company, without prejudice to the penalties set forth in the Code of Ethics and Conduct of Eletrobras Companies.	Renumbering	Agreed by SEST	Change without a legal nature.
Article 63. After the end of each financial year of Eletrobras, and once deducted accumulated losses and made the provision for income tax and earnings of any nature, employees will be entitled to participate in profits, subject to the rules contained in the employment contracts, agreements and collective bargaining established by it, and the specific guidelines established by the Department of Coordination and Governance of State-Controlled Companies.	Without change	Agreed by SEST
369

Article 64. Eletrobras will provide social assistance to its employees, through the Eletrobras Social Security Foundation - ELETROS, in the form and means approved by the Executive Board.	Article 64. Eletrobras shall provide health care and offer supplementary pension plans to its employees, under the terms and conditions approved by the Board of Directors.	Conforming of the wording to Article 36. Approving health care plans and supplemental pension plans is the responsibility of the Board of Directors. Agreed by SEST	Change without a legal nature.
CHAPTER XII General	Without change	Agreed by SEST

Article 65. Eletrobras, through its management, is required to provide information to the Minister of State for Mines and Energy, to the Federal Government's control bodies, as well as to the Federal Audit Office and to the National Congress, in this case through the Minister of State of Mines and Energy.

	Article 65. Eletrobras, by means of its managementand under the terms and limits established under the law, is required to provide information to the State Minister of Mines and Energy, to the Federal Government’s control bodies, as well as to the Federal Accounting Court and to the National Congress, in the latter case by means of the State Minister of Mines and Energy.	Conforming of the wording to the legal provisions. Agreed by SEST	Without legal impediment for the intended change.
370

Sole Paragraph. The Chief Executive Officer, when summoned, is obliged to appear personally before any of the committees of one or another House of Congress, to give information on a previously determined matter, under penalty of loss of office, in the absence of attendance without justification.	Without change	Agreed by SEST
Article 66. Eletrobras may, directly or through the companies in which it participates, contract with the Federal Government to carry out works and services for which special financial resources are allocated.	~~Article 66. Eletrobras may, directly or through the companies in which it participates, contract with the Federal Government to carry out works and services for which special financial resources are allocated.~~ 	To be excluded Agreed by SEST	There is no justification for the exclusion. Review by PRJJ is advisable, and it deems fit.

Paragraph 1 The facilities constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed at cost.

	~~Paragraph 1 The facilities constructed in accordance with this article may, if the Federal Government so decides, be incorporated into Eletrobras or its subsidiaries, provided that, in the respective operation, the legal regime of the service is observed at cost.~~	To be excluded Agreed by SEST	There is no justification for the exclusion. Review by PRJJ is advisable, and it deems fit.
371

Paragraph 2 Until the requirement of paragraph 1 is fulfilled, the facilities provided for in this article may, under an agreement with and on behalf of the Federal Government, be operated by Eletrobras or its subsidiaries.	~~Paragraph 2 Until the requirement of paragraph 1 is fulfilled, the facilities provided for in this article may, under an agreement with and on behalf of the Federal Government, be operated by Eletrobras or its subsidiaries.~~	To be excluded Agreed by SEST	There is no justification for the exclusion. Review by PRJJ is advisable, and it deems fit.
Article 67. The Executive Board shall publish in the Official Gazette of the Union, after approval by the Minister of State for Mines and Energy:	Article 66 - Once all legal requirements have been met, the Executive Board shall arrange the publication of the following at Eletrobras’ website:	Wording adjustment to update the text. Agreed by SEST	Change without a legal nature.
I - the regulation of calls for tenders;	Without change	Agreed by SEST
II - the regulation about the personnel, with the rights and duties of employees, the disciplinary regime and the rules on accountability;	Without change	Agreed by SEST
III - the staff broken down in three columns, showing the total number of employees and the number of vacancies provided and vacancies, as well as broken down by career or category, on June 30 and December 31 of each year; and	Without change	Agreed by SEST
372

IV - the plan of wages, benefits, advantages and any other parcels that make up the compensation of its employees.	Without change	Agreed by SEST
Article 68. The Internal Audit, the Ombudsman’s Office and the Governance Department will be directly linked to the Board of Directors.	Renumbering	Agreed by SEST	Change without a legal nature.
Article 69. Establishment and operation of the Audit and Risk Committee set forth in art. 40 of these Articles of Incorporation shall occur by June 30, 2018.	~~Article 69. Establishment and operation of the Audit and Risk Committee set forth in art. 40 of these Articles of Incorporation shall occur by June 30, 2018.~~	To be excluded The Committee has already been established. Agreed by SEST	Change without a legal nature.
Without correlation

Article 68. The organizational units connected to the Eletrobras’ Board of Directors and Executive Boards may operate in a unified manner in all subsidiaries, under the terms and extent that may be approved by the Eletrobras’ Board of Directors.

		Inclusion of a provision to cover future unifications within the scope of the Executive Board, and not only of areas connected to the Board of Directors. Agreed by SEST	Change without a legal nature.
373

Without correlation	Sole Paragraph: The performance assessment methodology pertaining to the representatives of Eletrobras companies in investees may take into account the degree of compliance with requests for information made by the Eletrobras’ Ombudsman’s Office and Internal Audit.	Inclusion of a provision to cover the demands of such agencies. Agreed by SEST	Change without a legal nature.

Key:

CA – Board of Directors

CF – Fiscal Council

CAE - Eletrobras’ Audit and Risk Committee

CEGS - Strategy, Governance and Sustainability Committee

CGPE - People and Eligibility Management Committee

374

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.